

07049451

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

1-14688

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2006

E.ON AG
(Translation of Registrant's Name into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

2006 Annual Report

Energy for life. **All the time.**

e·on

E.ON Group Financial Highlights

€ in millions	2006	2005[1]	+/- %
Electricity sales (in billion kWh)[2]	400.4	401.7	-
Gas sales (in billion kWh)[2]	949.0	924.3	+3
Sales	67,759	56,141	+21
Adjusted EBITDA[3]	11,353	10,194	+11
Adjusted EBIT[4]	8,150	7,293	+12
Income/Loss (-) from continuing operations before income taxes and minority interests	5,133	7,152	-28
Income/Loss (-) from continuing operations	4,930	4,355	+13
Income/Loss (-) from discontinued operations, net	127	3,059	-96
Net income	5,057	7,407	-32
Adjusted net income[5]	4,386	3,640	+20
Investments[6]	5,161	3,941	+31
Cash provided by operating activities	7,194	6,544	+10
Free cash flow[7]	3,111	3,588	-13
Net financial position[8] (at year end)	-268	1,917	-
Stockholders' equity	47,845	44,484	+8
Total assets	127,232	126,562	+1
ROCE[9] (in %)	13.2	12.2	+1[10]
Cost of capital (in %)	9.0	9.0	-
Value added[9]	2,586	1,920	+35
Return on equity after taxes[11] (in %)	11.0	19.0	+8[10]
Employees (at year end)	80,612	79,570	+1
Earnings per share from net income (in €)	7.67	11.24	-32
Per share figures (in €)			
Stockholders' equity[12]	72.54	67.50	+7
Dividend per share	3.35	2.75	+22
Dividend payout	2,210	4,614[13]	-52
Market capitalization[14] (€ in billions)	67.6	57.6	+17

[1]Adjusted for discontinued operations. [2]Unconsolidated figures; includes E.ON Ruhrgas AG gas sales volume. [3]Non-GAAP financial measure; see reconciliation to net income on page 36. [4]Non-GAAP financial measure; see reconciliation to net income on page 36 and commentary on pages 181-182. [5]Non-GAAP financial measure; see reconciliation to net income on page 37. [6]Excludes other financial assets. [7]Non-GAAP financial measure; see reconciliation to cash provided by operating activities on page 47. [8]Non-GAAP financial measure; see reconciliation on page 49. [9]Non-GAAP financial measure; see derivation on pages 38-41. [10]Change in percentage points. [11]Net income excluding minority interests ÷ annual average stockholders' equity excluding minority interests. [12]Excludes minority interests. [13]Includes special dividend of €4.25 per share. [14]Market capitalization based on ordinary shares outstanding.

E.ON Group 2006 Financial Highlights by Business Segment

€ in millions	Central Europe	Pan-European Gas	U.K.	Nordic	U.S. Midwest	Corporate Center	Core Energy Business	Other Activities[1]	Total
Sales	28,380	24,987	12,569	3,204	1,947	-3,328	67,759	-	67,759
Adjusted EBITDA	5,484	2,839	1,790	992	590	-395	11,300	53	11,353
Adjusted EBIT	4,168	2,106	1,229	619	391	-416	8,097	53	8,150
ROCE (in %)	21.6	13.5	9.3	9.8	5.7	-	-	-	13.2
Cost of capital (in %)	9.0	8.2	9.2	9.0	8.0	-	-	-	9.0
Value added	2,431	824	13	51	-157	-	-	-	2,586
Cash provided by operating activities	3,825	589	749	715	381	935	7,194	-	7,194
Investments	2,416	880	863	631	398	-27	5,161	-	5,161
Employees (at year end)	43,546	12,417	15,621	5,693	2,890	445	80,612	-	80,612

[1]This segment consists of Degussa, which is accounted for using the equity method.

Through the fiscal year ending December 31, 2006, E.ON prepared its consolidated financial statements in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), but has adopted International Financial Reporting Standards ("IFRS") as its primary set of accounting principles as of January 1, 2007. Unless otherwise indicated, the financial data for periods beginning after January 1, 2007 reflected in this presentation has been prepared in accordance with IFRS, while that for prior periods has been prepared in accordance with U.S. GAAP. This presentation may contain references to certain financial measures (including forward-looking measures) that are not calculated in accordance with either IFRS or U.S. GAAP and are therefore considered "Non-GAAP financial measures" within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these Non-GAAP financial Measures to the most comparable US-GAAP measure or target, either in this presentation or on its website at www.eon.com. Management believes that the Non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in accordance with IFRS or U.S. GAAP, enhance an understanding of E.ON's results of operations. A number of these Non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These Non-GAAP financial measures should not be considered in isolation as a measure of E.ON's profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities and the other income or cash flow data prepared in accordance with IFRS or U.S. GAAP. In particular, there are material limitations associated with our use of Non-GAAP financial measures, including the limitations inherent in our determination of each of the relevant adjustments. The Non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly-titled measures used by other companies.

E.ON Corporate Profile

Corporate Center
E.ON AG
Düsseldorf
Germany

Central Europe market unit	**E.ON Energie AG, Munich, Germany** E.ON Energie ranks among Central Europe's largest energy service providers and has operations in 18 European countries, including Germany, the Netherlands, Hungary, Slovakia, the Czech Republic, Romania, Bulgaria, Switzerland, Austria, and Italy.	**100%**
Pan-European Gas market unit	**E.ON Ruhrgas AG, Essen, Germany** With annual sales of more than 650 billion kilowatt-hours of natural gas, E.ON Ruhrgas is one of Europe's premier gas companies and among the world's biggest natural gas importers. Its customers include regional and municipal energy utilities as well as industrial enterprises.	**100%**
U.K. market unit	**E.ON UK plc, Coventry, *United Kingdom*** Headquartered in Coventry, E.ON UK is one of the United Kingdom's leading integrated energy utilities, providing power and gas service to approximately 8.4 million customer accounts.	**100%**
Nordic market unit	**E.ON Nordic AB, Malmö, Sweden** E.ON Nordic manages our energy operations in Northern Europe. E.ON Nordic generates, distributes, markets, and delivers electricity, gas, and heat mainly through E.ON Sverige AB.	**100%**
U.S. Midwest market unit	**E.ON U.S. LLC, Louisville, USA** Louisville-based E.ON U.S. is a diversified energy service provider. Its operations are focused primarily on the regulated electric and gas utility sector in Kentucky.	**100%**

Company	Share
E.ON Kraftwerke GmbH, Hanover	100%
E.ON Kernkraft GmbH, Hanover	100%
E.ON Wasserkraft GmbH, Landshut	100%
E.ON Netz GmbH, Bayreuth	100%
E.ON Sales & Trading GmbH, Munich	100%
E.ON Bayern AG, Regensburg	100%
E.ON Avacon AG, Helmstedt	66.9%
E.ON Hanse AG, Quickborn	73.8%
E.ON Mitte AG, Kassel	73.3%
E.ON edis AG, Fürstenwalde an der Spree	72.9%[1]
E.ON Thüringer Energie AG, Erfurt	76.8%
E.ON Westfalen Weser AG, Paderborn	62.8%
E.ON Benelux Holding b.v., The Hague, Niederlande	100%
NRE Energie b.v., Eindhoven/Netherlands	100%
E.ON Italia S.p.A., Milano, Italy	100%
Dalmine Energie S.p.A., Dalmine, Italy	75%
E.ON Hungária Energetikai Zrt., Budapest, Hungary	100%
E.ON Dél-dunántúli Áramszolgáltató Zrt., Pécs, Hungary	100%
E.ON Tiszántúli Áramszolgáltató Zrt., Debrecen, Hungary	100%
E.ON Észak-dunántúli Áramszolgáltató Zrt., Györ, Hungary	100%
Dél-dunántúli Gázszolgáltató Zrt., Pécs, Hungary	99.9%
Közép-dunántúli Gázszolgáltató Zrt., Nágykanizsa, Hungary	98.1%
E.ON Czech Holding AG, Munich	100%
E.ON Energie, a.s., České Budějovice, Czech Republic	100%
E.ON Distribuce, a.s., České Budějovice, Czech Republic	100%
E.ON Česká republika, a.s., České Budějovice, Czech Republic	100%
Jihočeská plynárenská, a.s. (JCP), České Budějovice, Czech Republic	99%
E.ON Moldova S.A., Bacău, Romania	51%
E.ON Bulgaria EAD, Varna, Bulgaria	100%
E.ON IS GmbH, Hanover	60%
E.ON Facility Management GmbH, Munich	100%
Elektrorazpredelenie Varna AD, Varna, Bulgaria	67%
Elektrorazpredelenie Gorna Oryahovitza AD, Gorna, Bulgaria	67%
BKW FMB Energie AG, Bern, Switzerland	21%[2]
Západoslovenská energetika a.s. (ZSE), Bratislava, Slovakia	49%
Jihomoravská plynárenská, a.s. (JMP), Brno, Czech Republic	43.7%
Prazska plynárenská, a.s., Prague, Czech Republic	49.3%

[1]Includes shares held in trust.
[2]20% share of voting stock.

Company	Share
Thüga AG, Munich	81.1%
Ferngas Nordbayern GmbH, Nuremburg	53.1%
Saar Ferngas AG, Saarbrücken	20%
Gas-Union GmbH, Frankfurt am Main	25.9%
Erdgasversorgungsgesellschaft Thüringen-Sachsen mbH (EVG), Erfurt	50%
E.ON Ruhrgas Transport AG & Co. KG, Essen	100%
MEGAL Mittel-Europäische-Gasleitungsgesellschaft mbH&Co.KG, Essen	50%
Trans Europa Naturgas Pipeline Gesellschaft mbH&Co. KG (TENP), Essen	51%
E.ON Ruhrgas E&P GmbH, Essen	100%
E.ON D-Gas B.V., Voorburg, Netherlands	100%
E.ON Földgáz Storage Zrt., Budapest, Hungary	100%
E.ON Földgáz Trade Zrt., Budapest, Hungary	100%
E.ON Gaz România S.A., Târgu Mureş, Romania	51%
Gasum Oy, Espoo, Finland	20%
A/s Latvijas Gāze, Riga, Latvia	47.2%
AB Lietuvos Dujos, Vilnius, Lithuania	38.9%
Slovenský Plynárenský Priemysel a.s. (SPP), Bratislava, Slovakia	24.5%
OAO Gazprom, Moscow, Russia	6.4%

Company	Share
Powergen Retail Ltd., Coventry, United Kingdom	100%
E.ON UK CHP Ltd., Coventry, United Kingdom	100%
E.ON UK Renewables Holdings Ltd., Coventry, United Kingdom	100%
Corby Power Ltd., Corby, United Kingdom	50%
Central Networks East plc, Coventry, United Kingdom	100%
Central Networks West plc, Coventry, United Kingdom	100%
E.ON UK Cogeneration Ltd., Coventry, United Kingdom	100%
Economy Power Ltd., Coventry, United Kingdom	100%
Enfield Energy Centre Ltd., Coventry, United Kingdom	100%

Company	Share
E.ON Sverige AB, Malmö, Sweden	55.3%

Company	Share
Louisville Gas and Electric Company (LG&E), Louisville, USA	100%
Kentucky Utilities Company (KU), Lexington, USA	100%
E.ON U.S. Capital Corp., Louisville, USA	100%

As of February 2007

Energy fuels economies. In 2006 we delivered 400 billion kilowatt-hours of electricity and 949 billion kilowatt-hours of natural gas to our customers in more than 20 countries. Our energy makes an important contribution to the work and well-being of millions of people. Safely and reliably.

For each of our customers, our energy is what makes many special moments in life possible. From a meal cooked with friends to the memories captured on home movies, from a relaxing evening by the fire to the pulsating sound of a rock concert. Everyday situations and special occasions become brighter, warmer, and more exciting. Because we provide the right energy. Today and tomorrow.

To make sure this remains so in the future, we are hard at work today to ensure energy supply security tomorrow. In order to achieve this, we are investing in state-of-the-art power plants, more renewables capacity, and robust energy networks. We are further diversifying our natural gas procurement through investments in our own production assets, long-term supply agreements, and promising LNG projects. So that our customers' energy supply remains secure well into the future. Energy for life. All the time.


0.03 kWh for a well-placed wayfinder

Contents

Dear Shareholders,

In the 2006 financial year E.ON again posted improvements in all its key financial figures. We more than offset the considerable adverse effects of the regulation of Germany's power and gas networks, in particular by achieving operating improvements in other parts of our business and through the first-time consolidation of newly acquired companies. This positive development demonstrates that the systematic and rapid transformation of E.ON into a focused power and gas company along with the targeted expansion of our market positions was the right course to take. In recent years, we've achieved growth in Central and Eastern Europe, for example in Romania, Bulgaria, and Hungary, where in 2006 we completed the acquisition of MOL's gas business.

E.ON now supplies customers with power and gas in more than 20 countries. We have been and will continue to be a pacesetter for the integration of the EU's regional markets into a single European market for energy. That's why we support the European Commission's goal of developing a consistent, long-term energy policy and better integrating what have until now largely been national energy markets. At the present time, European markets vary significantly. The United Kingdom has fairly high switch rates among both power and gas customers and has a good deal of experience with energy market regulation, whereas Germany and Continental Europe still have a way to go in these areas. That's why we've seized the initiative for more competition in Germany's power and gas markets in all parts of the value chain, from generation and transport to end-customers.

For example, we're working to increase capacity for cross-border power transfer which will provide an important foundation for increasing the volume of European power trading. Similarly, we actively support efforts to bring together Europe's predominantly national power exchanges to form a Europe-wide power trading marketplace. We're also putting the pressure on in Germany's natural gas market. By combining the market areas of our transport pipeline system in Germany, by building additional pipeline capacity for natural gas imports, by auctioning storage capacity, and by supporting the creation of a German natural gas exchange, we're providing decisive impetus to gas trading on what is Europe's biggest gas market. And we expect our new retail energy supplier "E wie Einfach" ("E as in Easy"), which was launched on February 1, 2007, to shake up Germany's retail power and gas markets.



We're stimulating competition because we're convinced that commercial initiatives are always preferable to anti-market intervention. It's particularly doubtful that competition would be enhanced by requiring utilities to relinquish ownership of their power and gas networks. Ownership unbundling would be a serious infringement of your rights as the owners of this company. And that's something we can't allow. But there's no need for ownership unbundling, since the existing legal and regulatory framework is sufficient to ensure nondiscriminatory network access. This kind of intervention would not only have no effect on competition, it would also create uncertainty and thus endanger urgently needed investments in our security of supply. And enhancing energy security is one of the key challenges faced by Europe, whose energy needs are rising while the competition for resources is becoming significantly fiercer.

We're doing more than any other European energy company to meet this challenge. Over the next three years, we're going to invest more than €25 billion, mainly in state-of-the-art power plants and network infrastructure and in natural gas production. In 2006 we took important steps to improve Europe's energy security. We're deepening our natural gas partnership with Russia through new supply contracts that today secure one third of our current natural gas procurement needs through to 2036, our plan to acquire a stake in Yushno Russkoye gas field in Siberia, and the new Baltic Sea pipeline. We're also looking at new supply pathways and new source countries for natural gas because broad diversification is the only way to prevent being overdependent. One highly promising option is liquefied natural gas ("LNG"). We want to help shape this business. Our plans for Germany's first LNG terminal, to be sited in Wilhelmshaven, are moving forward. We're also pursuing LNG projects on the Croatian island of Krk and on the English Isle of Grain. We're holding intensive talks with potential suppliers and have already concluded a cooperative agreement with Algeria's Sonatrach, the world's fourth-largest LNG producer.

Our investments in our power business will also enhance energy security for our customers. Over the next few years, we'll invest more than €11 billion to modernize existing power plants and to build new, state-of-the-art combined-cycle gas turbines and coal-fired plants in Germany, Italy, the Netherlands, the United Kingdom, Sweden, and Central and Eastern Europe. We also have a number of wind power projects—particularly offshore wind farms in the United Kingdom, Germany, and Northern Europe—and a biomass power plant, in various stages of planning. These new generating facilities will also increase the supply of electricity in these markets, which will stimulate competition and, over the long term, lead to lower electricity prices. In addition, we're already planning for the future. In Germany we intend to start building the world's first coal-fired power plant with a thermal efficiency of more than 50 percent in 2010. We're also working on the next generation of coal technology—carbon capture—and plan to build pilot plants in Germany, the United States, and the United Kingdom.

Innovative technologies for power and gas supply form the technical backbone of our company as we compete in the marketplace. It's clear that it takes a strong company to make these significant investments in natural gas supply, power plants, and network infrastructure. Our results demonstrate that we're up to the task. We grew sales in 2006 by 21 percent to €67.8 billion. Our adjusted EBIT of €8.2 billion surpassed the prior year's record figure by 12 percent. Our return on capital employed of 13.2 percent was well above our pretax cost of capital of 9 percent. This raised our value added to €2.6 billion. E.ON stock also performed well in 2006, closing the year more than 17 percent higher—and this after a 30 percent increase in the previous year. In fact, shareholders who reinvested their dividends (including the special dividend) saw the value of their E.ON portfolio increase by 26.6 percent in 2006. E.ON thus outperformed Germany's DAX *index* (which gained 22 percent on the year) and the EURO STOXX 50 (which gained 18 percent). We believe that E.ON stock is attractive to investors and that this is enhanced by our dividend policy. At the Annual Shareholders Meeting on May 3, 2007, we will propose that the dividend be raised by 22 percent to €3.35 per share. Per-share dividends have therefore increased by 15.9 percent on average per year since 2001.

We're also optimistic about the current year. We expect that our 2007 adjusted EBIT will slightly surpass the high prior-year figure. We're setting out to accomplish a lot this year. We're carrying out the most ambitious investment program in our company's history. We're continuing the process begun last February of acquiring the Spanish energy utility Endesa. Since announcing the offer, we've cleared a number of difficult political and legal hurdles.

Now it's Endesa shareholders' turn to speak. They have until the March 29 deadline to decide on our offer. We plan to stick to our offer, even after it was announced in late February that Enel, an Italian power company, had purchased Endesa stock. We continue to work with undiminished energy to convince Endesa shareholders of the advantages of our offer.

This program represents a significant challenge for E.ON and above all for our employees. But when I see the skill, dedication, and enthusiasm with which they meet these challenges, I know we're going to get there. When you have a team that enthusiastically sets off for new shores, every challenge is an opportunity.

Sincerely yours,



Dr. Wulf H. Bernotat
Düsseldorf
March 7, 2007

This letter to shareholders contains certain financial measures (adjusted EBIT, ROCE, and value added) that are not calculated in accordance with IFRS or U.S. GAAP and are therefore considered "non-GAAP financial measures" within the meaning of the U.S. federal securities laws. In accordance with applicable rules and regulations, E.ON has presented in this report a reconciliation or derivation of each non-GAAP financial measure to the most directly comparable U.S. GAAP measure for historical measures w an equivalent U.S. GAAP target for forward-looking measures (please see the commentary on non-GAAP financial measures on the inside front cover of this report).



Dr. Wulf H. Bernotat
Born 1948 in Göttingen
Member of the Board of Management since 2003
Chairman and CEO, Düsseldorf



Dr. Burckhard Bergmann
Born 1943 in Sendenhorst/Beckum
Member of the Board of Management since 2003
Upstream Business, Market Management,
Group Regulatory Management, Düsseldorf



Christoph Dänzer-Vanotti
Born 1955 in Freiburg
Member of the Board of Management since 2006
Human Resources, Infrastructure Services,
Procurement, Organization, Düsseldorf (since December 1, 2006)



Lutz Feldmann
Born 1957 in Bonn
Member of the Board of Management since 2006
Corporate Development/New Markets
Düsseldorf (since December 1, 2006)



Dr. Hans Michael Gaul
Born 1942 in Düsseldorf
Member of the Board of Management since 1990
Controlling/Corporate Planning, M&A, Legal Affairs, Düsseldorf



Dr. Marcus Schenck
Born 1965 in Memmingen
Member of the Board of Management since 2006
Finance, Accounting, Taxes, IT, Düsseldorf (since December 1, 2006)



Dr. Johannes Teyssen
Born 1959 in Hildesheim
Member of the Board of Management since 2004
Downstream Business, Market Management,
Group Regulatory Management, Düsseldorf

Dr. Manfred Krüper
Born 1941 in Gelsenkirchen
Member of the Board of Management since 1996
Human Resources, Infrastructure Services, Procurement,
Organization, Düsseldorf (until November 30, 2006)

Dr. Erhard Schipporeit
Born 1949 in Bitterfeld
Member of the Board of Management since 2000
Finance, Accounting, Taxes, IT, Düsseldorf (until November 30, 2006)

Executive Vice Presidents

Kiran Bhojani, Düsseldorf
Dr. Peter Blau, Düsseldorf
Gert von der Groeben, Düsseldorf
Heinrich Montag, Düsseldorf
Dr. Rolf Pohlig, Düsseldorf (until December 31, 2006)



In the year under review, the Supervisory Board thoroughly examined E.ON's situation. The E.ON AG Board of Management regularly provided us with timely and comprehensive reports. We monitored and advised management continually.

At the Supervisory Board's four regular meetings, two extraordinary meetings, and one strategy meeting in 2006, we discussed in depth all issues relevant to E.ON. Between meetings, the Board of Management provided the Supervisory Board with written reports on business transactions of key importance to E.ON. Furthermore, the Chairman of the Supervisory Board was informed on an ongoing basis about all significant business transactions as well as the development of key financial figures.

Corporate Strategy

The E.ON Group's future growth strategy was the most important topic of our discussions. The Board of Management provided us with comprehensive information about the latest developments in E.ON's planned takeover of Endesa, Spain's largest energy utility. Beginning with the takeover offer, these included:

- the approvals process of the CNE, Spain's energy regulatory agency
- the related process and decisions of the EU Commission and Spain's Ministry of Industry
- the approval of E.ON's takeover offer by the CNMV, Spain's securities regulator
- the acquisition of Endesa stock by Acciona, a Spanish construction company, and the possible consequences
- the increase of E.ON's takeover offer for Endesa
- the further course of the transaction through its possible completion.

The E.ON Group's natural gas procurement strategy was another important topic of our discussions. The Board of Management provided us with comprehensive information about the status of the negotiations with Gazprom relating to:

- the planned acquisition of a stake Yushno Russkoye, a Siberian natural gas field
- the acquisition of a stake in Nord Stream, a natural gas pipeline to be constructed across the Baltic Sea
- the conclusion of supply contracts totaling about 400 billion cubic meters of natural gas through 2036.

Furthermore, the Board of Management reported in detail about the E.ON Group's growth opportunities in new markets including possible liquefied natural gas projects.

Energy Policy and Regulatory Environment

The Board of Management provided us with detailed information about developments in the policy and regulatory environment of the electricity and gas industries. We dealt extensively with the relevant legislative and regulatory processes and their effects on our markets. Key topics were:

- the German Federal Cartel Office's injunction against long-term natural gas supply contracts
- the EU Commission's sector inquiry
- the EU Commission's inspections of E.ON AG, E.ON Energie, and E.ON Ruhrgas
- the German Federal Network Agency's approval processes for network charges
- the development of the EU-wide emissions trading scheme ("ETS"), including the draft of Germany's national allocation plan for phase two of the ETS

and the resulting consequences for the E.ON Group.

In this context, we also thoroughly discussed such topics as possible natural gas supply shortages, security of supply, the outage at Forsmark nuclear power station in Sweden, the contents of the German federal government's energy summit to design an energy plan for the future, including the nuclear energy question.

Financial Situation and Medium-Term Plan

We dealt in detail with the financial situation of the major group companies in relation to developments in Europe's energy markets and the newly introduced regulation of network charges in Germany. We also discussed thoroughly the E.ON Group's medium-term plan for the period 2007 through 2009, including the planned investments to maintain and expand the E.ON Group's network infrastructure and generation fleet. Furthermore, the Board of Management regularly informed us about the scope of E.ON's use of derivative financial instruments.

Corporate Governance

We also regularly discussed the fine-tuning of E.ON's corporate governance policies. We assured ourselves that in the 2006 financial year E.ON AG complied with the corporate governance principles contained in the Declaration of Compliance it had issued on December 19, 2005. Furthermore, on June 16, 2006, we introduced an appropriate deductible for the directors' and officers' insurance of the members of the Board of Management and the Supervisory Board. This was the only area in which E.ON had deviated from the recommendations of the German Corporate Governance Code ("the Code"). The Declaration of Compliance with the Code pursuant to Section 161 of the German Stock Corporation Act is printed in full on page 200 of this report and is also available at www.eon.com.

Committee Meetings

The Supervisory Board's Executive Committee received reports from the Board of Management and discussed them in detail at four regular meetings and one extraordinary meeting. In particular, it discussed and passed resolutions about the new structure of, and the appointment of new members to, the Board of Management. The Executive Committee also dealt with and passed resolutions about the policies regarding the Board of Management's compensation and this compensation's stock-based components.

The Finance and Investment Committee held two regular and two extraordinary meetings to discuss reports from the Board of Management. These comprehensive reports focused on strategic investment issues, including the takeover offer for the Spanish utility Endesa, and the medium-term plan. At these meetings, the committee also prepared Supervisory Board resolutions on transactions requiring the Supervisory Board's approval and/or made such resolutions in accordance with the Supervisory Board's policies and procedures. Between its meetings, the committee discussed and approved two investment projects by means of written correspondence.

At its four meetings the Audit Committee devoted particular attention to the Financial Statements of E.ON AG, the Annual Report, the Interim Reports, accounting issues, risk management, and E.ON's dealings with its independent auditors. The Audit Committee also thoroughly discussed the implementation of internal controls pursuant to Section 404 of the Sarbanes-Oxley Act ("SOA") and the rules stipulated by SOA for the approval of nonauditing services performed by the independent auditors.

Approval of Financial Statements

PricewaterhouseCoopers Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Düsseldorf, the independent auditors chosen by the Annual Shareholders Meeting and appointed by the Supervisory Board, audited and submitted an unqualified opinion on the Financial Statements of E.ON AG and the Consolidated Financial Statements for the year ended December 31, 2006, as well as the Combined Group Management Report. The same applies to the Consolidated Financial Statements prepared in accordance with U.S. GAAP. The Consolidated Financial Statements are supplemented by the requisite commentary in compliance with Germany commercial law pursuant to Articles and 57 and 58 of the Introductory Law to the German Commercial Code in conjunction with Paragraph 292a of the Commercial Code (in the version of Commercial Code valid through December 9, 2004). The Consolidated Financial Statements prepared in accordance with U.S. GAAP exempt E.ON AG from the requirement to publish Consolidated Financial Statements in accordance with German GAAP. Furthermore, the auditors examined E.ON AG's risk detection system. This examination revealed that the system is fulfilling its tasks. After being subject to a thorough review by the Audit Committee, the Financial Statements, the Combined Group Management Report (which for the 2006 financial year also contains information pursuant to Section 289, Paragraph 4, and Section 315, Paragraph 4, of the German Commercial Code), and the Independent Auditors' Reports were given to all the members of the Supervisory Board. The Audit Committee and the Supervisory Board, at its meeting to approve the Financial Statements, also reviewed these documents in detail, with the independent auditors present on both occasions.

We examined the Financial Statements of E.ON AG, the Consolidated Financial Statements, the Combined Group Management Report, and the Board of Management's proposal regarding the appropriation of net income available for distribution and agreed to these without any objections. We approved the Independent Auditor's Report.

We approved the Financial Statements of E.ON AG prepared by the Board of Management and the Consolidated Financial Statements. The Financial Statements are thus adopted. We agree with the Combined Group Management Report and, in particular, with its statements concerning E.ON's future development and the information pursuant to Section 289, Paragraph 4, and Section 315, Paragraph 4, of the German Commercial Code.

We agree with the Board of Management's proposal for appropriating income available for distribution, which includes a cash dividend of €3.35 per ordinary share.

New Board of Management Structure

The new Board of Management structure is designed to further enhance the E.ON Group's market orientation and pave the way for further growth. In the fall of 2006, we there resolved that in the future—in addition to a Chief Executive Officer ("CEO"), a Chief Financial Officer ("CFO"), and a Chief Human Resources Officer—the Board of Management will have a Chief Operating Officer ("COO") and a member responsible for Corporate Development/New Markets.

The new structure takes effect on April 1, 2007. On this date, Dr. Hans Michael Gaul, who turns 65 in March 2007, will retire from the Board of Management.

Dr. Johannes Teyssen will take on the new function of COO, at which time he will resign from his position as Chairman of the Board of Management of E.ON Energie AG, ending this dual position as a member of both Boards of Management. Dr. Teyssen's primary responsibilities as COO will be the management of E.ON in its changing markets and preparing E.ON for the long-term development of the EU internal market.

Dr. Burckhard Bergmann turns 65 in February 2008, at which time he will resign from the E.ON Board of Management and from his position as Chairman of the Board of Management of E.ON Ruhrgas AG, ending this dual position as a member of both Boards of Management. Until this time, he will remain on the E.ON Board of Management and continue to be responsible for regulation and natural gas production and procurement.

Lutz Feldmann was appointed to the Board of Management with responsibility for Corporate Development/New Markets. He joined the Board of Management effective December 1, 2006. His main responsibilities are the E.ON Group's strategic growth and the integration of new companies.

Effective December 1, 2006, Dr. Marcus Schenck succeeded Dr. Erhard Schipporeit as CFO. Dr. Schipporeit resigned from the Board of Management at his own request effective November 30, 2006.

Also effective December 1, 2006, Christoph Dänzer-Vanotti joined the E.ON Board of Management as Chief Human Resources Officer. He succeeded Dr. Manfred Krüper, who retired from the Board of Management effective November 30, 2006, having reached the age of 65.

We would like to take this opportunity to again thank Dr. Krüper and Dr. Schipporeit for their superb service to the E.ON Group. They played key roles in the VEBA-VIAG merger and the subsequent transformation of E.ON into a focused energy services provider.

Personnel Changes on the Supervisory Board

There were two personnel changes on the Supervisory Board in 2006. Günter Adam and Ulrich Otte ended their service on the Supervisory Board effective June 30 and December 31, 2006, respectively. We would like to take this opportunity to again thank both of them for their dedication and for the constructive way they approached their Supervisory Board duties. They were succeeded by Hans Prüfer und Hans Wollitzer as employee representatives in accordance to an order issued by the commercial court.

The Supervisory Board wishes to thank the Board of Management, the Works Councils, and all the employees of E.ON AG and its affiliated companies for their dedication and hard work.

Düsseldorf
March 6, 2007
The Supervisory Board



Ulrich Hartmann
Chairman

Supervisory Board

Honorary Chairman

Prof. Dr. Günter Vogelsang
Düsseldorf

Supervisory Board

Ulrich Hartmann
Düsseldorf
Chairman

Hubertus Schmoldt
Chairman of the Board of Management, Industriegewerkschaft Bergbau, Chemie, Energie, Hanover
Deputy Chairman

Günter Adam
Chairman of the Central Works Council, Degussa AG, Hanau (until June 30, 2006)

Dr. Karl-Hermann Baumann
Munich

Dr. Rolf-E. Breuer
Frankfurt am Main

Dr. Gerhard Cromme
Chairman of the Supervisory Board, ThyssenKrupp AG, Düsseldorf

Gabriele Gratz
Chairwoman of the Works Council, E.ON Ruhrgas AG, Essen

Wolf-Rüdiger Hinrichsen
Deputy Chairman of the Combined Works Council, E.ON AG, Düsseldorf

Ulrich Hocker
General Manager, German Investor Protection Association, Düsseldorf

Eva Kirchhof
Diploma Physicist, Munich

Seppel Kraus
Labor Union Secretary, Munich

Prof. Dr. Ulrich Lehner
President and Chief Executive Officer, Henkel Group, Düsseldorf

Dr. Klaus Liesen
Honorary Chairman of the Supervisory Board, E.ON Ruhrgas AG, Essen and Volkswagen AG, Wolfsburg

Erhard Ott
Member of Board of Management, Unified Service Sector Union, ver.di, Berlin

Ulrich Otte
Formerly Chairman of the Central Works Council, E.ON Energie AG, Munich (until December 31, 2006)

Hans Prüfer
Chairman of the Combined Works Council, E.ON AG, Düsseldorf (since July 25, 2006)

Klaus-Dieter Raschke
Chairman of the Combined Works Council, E.ON Energie AG, Hanover

Dr. Henning Schulte-Noelle
Chairman of the Supervisory Board, Allianz AG, Munich

Prof. Dr. Wilhelm Simson
Munich

Gerhard Skupke
Chairman of the Central Works Council, E.ON edis AG, Fürstenwalde an der Spree

Dr. Georg Frhr. von Waldenfels
Former Minister of State, Attorney, Munich

Hans Wollitzer
Chairman of the Central Works Council, E.ON Energie AG, Munich (since January 4, 2007)

Supervisory Board Committees

Executive Committee
Ulrich Hartmann, Chairman
Wolf-Rüdiger Hinrichsen
Hubertus Schmoldt
Dr. Henning Schulte-Noelle

Audit Committee
Dr. Karl-Hermann Baumann, Chairman
Ulrich Hartmann
Ulrich Otte (until December 31, 2006)
Klaus-Dieter Raschke

Finance and Investment Committee
Ulrich Hartmann, Chairman
Dr. Gerhard Cromme
Wolf-Rüdiger Hinrichsen
Hubertus Schmoldt



Year in Review

March

E.ON Ruhrgas acquires 100 percent of the natural gas trading and storage operations of MOL, a Hungarian oil and gas company, by acquiring ownership interests in Budapest-based MOL Földgázellátó and Budapest-based MOL Földgáztároló (now E.ON Földgáz Storage and E.ON Földgáz Trade).

June

E.ON Nordic transfers all of its E.ON Finland shares to Fortum Power and Heat Oy ("Fortum"). E.ON Nordic and Fortum signed an agreement in February on the sale of E.ON Nordic's 65.56 percent stake after Fortum had exercised a call option. The transaction was subject to approval by Finland's competition authority.

July

E.ON disposes of its remaining, indirectly held stake in Degussa. This nearly completes E.ON's focus on its energy business.

August

In Moscow E.ON Ruhrgas and Gazprom conclude agreements for the supply of an aggregate 400 billion cubic meters of natural gas through 2036. This represents an important contribution to Europe's long-term energy security. The annual supply volume of about 24 billion cubic meters is equal to one third of E.ON Ruhrgas's current procurement.

October

E.ON adopts a new Board of Management structure to further enhance the E.ON Group's market orientation and pave the way for further growth. The Supervisory Board resolves that in the future—in addition to a Chief Executive Officer, a Chief Financial Officer, and a Chief Human Resources Officer—the Board of Management will have a Chief Operating Officer and a member responsible for Corporate Development/New Markets. The new structure takes effect on April 1, 2007.

E.ON seizes the initiative for more competition in Germany's power and natural gas markets and adopts a comprehensive set of measures designed to achieve this goal. For example, each new power plant built by competitors in E.ON's service area will be quickly connected to the grid. E.ON intends the measures to spur energy competition in Germany and Europe.

E.ON launches a groupwide technology initiative to foster the research and development of energy technologies. E.ON sees advanced technologies for electricity and natural gas supply as its technological backbone as it competes in marketplace. As the world's leading power and gas company, E.ON also aims to be the industry leader in technology development.

December

E.ON strengthens its market position in Italy by acquiring a 75-percent stake in Dalmine Energie SpA. Based in the northern Italian city of Bergamo, Dalmine Energie is one of Italy's largest independent energy traders.

E.ON continues its competition initiative through a series of important measures in Germany's natural gas market. E.ON Gastransport will combine three of its market areas in the gas pipeline system, thereby further simplifying network access. It will also make additional pipeline capacity available for importing gas into Germany. E.ON Ruhrgas will further promote spot trading.

Endesa Takeover Offer in Review

February 21, 2006 E.ON announces its Endesa takeover offer of €27.50 per share (less any dividends Endesa pays out prior to the settlement of the offer).

February 24, 2006 The Spanish government issues an emergency order expanding the oversight powers of the CNE, Spain's energy regulatory agency, to include a review of E.ON's offer.

March/April 2006 In response to a motion filed by Endesa, a Madrid commercial court and Spain's highest court both issue a temporary injunction against Gas Natural's competing offer.

April 10, 2006 The Spanish government announces that it will not use its golden share in E.ON's planned takeover of Endesa.



April 25, 2006 The EU Commission gives E.ON unconditional antitrust approval to acquire Endesa.

July 27, 2006 The CNE approves E.ON's bid for Endesa subject to a number of conditions, which include the divestment of key Endesa participations.

August 1, 2006 E.ON files an appeal of the CNE's conditions with Spain's Ministry of Industry.

September 25, 2006 Acciona, a Spanish construction company, announces that it has acquired 10 percent of Endesa's stock for €32 per share and has concluded a number of swap agreements for additional shares.

September 26, 2006 The EU Commission announces that the conditions imposed by the CNE on E.ON's takeover of Endesa do not conform with European law. E.ON welcomes the decision. On the same day, E.ON announces that it is increasing its Endesa offer to €35 per share (less any dividends Endesa pays out prior to the settlement of the offer).

November 3, 2006 In response to E.ON's appeal, the Spanish Ministry of Industry rescinds most of the conditions imposed by the CNE. In particular, if E.ON were to acquire Endesa, it would no longer have to divest any Endesa participations. On the same day, Acciona, after receiving the CNE's approval, increases its Endesa stake to 20 percent by executing several swap agreements.

November 16, 2006 The CNMV, Spain's securities regulator, approves E.ON's offer for Endesa. Endesa announces that it will file a motion to lift the temporary injunctions against Gas Natural's offer. Under Spanish law, the injunctions also serve to suspend E.ON's offer.

January 2007 The relevant Spanish courts lift the temporary restraining orders against Gas Natural's offer. The CNMV demands that both bidders submit their respective final offers in sealed envelopes by February 2, 2007.

February 2, 2007 Following Gas Natural's decision to withdraw its offer, E.ON is the only remaining bidder for Endesa and submits to the CNMV a final offer of €38.75 per share (less any dividends Endesa pays out prior to the settlement of the offer).

February 6, 2007 The CNMV approves E.ON's final offer. The Endesa Board issued a favorable statement about E.ON's offer and announced that the company will hold an extraordinary general meeting on March 20, 2007, to amend certain by-laws.

February 13, 2007 The CNMV sets March 29, 2007, as the deadline of the acceptance period for E.ON's offer.


4.8 kWh for healthy growth



Combined Group Management Report

- → Adjusted EBIT up 12 percent
- → Cash provided by operating activities above prior-year level
- → Management to propose raising dividend to €3.35
- → 2007 adjusted EBIT expected to slightly surpass prior-year level

E.ON Group[1]			
€ in millions	2006	2005[2]	+/- %
Sales	67,759	56,141	+21
Adjusted EBITDA[3]	11,353	10,194	+11
Adjusted EBIT[3]	8,150	7,293	+12
Net income	5,057	7,407	-32
Adjusted net income[4]	4,386	3,640	+20
ROCE[5] (in %)	13.2	12.2	+1[6]
Value added[5]	2,586	1,920	+35
Cash provided by operating activities	7,194	6,544	+10
Net financial position[7] (at year end)	-268	1,917	-
Investments[8]	5,161	3,941	+31
Employees (at year end)	80,612	79,570	+1

[1]All subsequent commentary for the E.ON Group also applies to E.ON AG.
[2]Adjusted for discontinued operations.
[3]Non-GAAP financial measure; see reconciliation to net income on page 36.
[4]Non-GAAP financial measure; see reconciliation to net income on page 37.
[5]Non-GAAP financial measure; for derivation see the section entitled "ROCE and Value Added."
[6]Change in percentage points.
[7]Non-GAAP financial measure; see reconciliation on page 49.
[8]Excludes other financial assets.

Operating Environment

Corporate Profile and Operations

E.ON is one of the world's largest investor-owned energy services providers. Our roughly 81,000 employees generated just under €68 billion in sales in 2006. We are focused on our core power and gas business and our target markets: Central Europe, the United Kingdom, Northern Europe, and the Midwestern United States. Our corporate structure reflects our focus on these markets.

The Corporate Center reporting segment consists of ownership interests managed directly by Düsseldorf-based E.ON AG, E.ON AG itself, and consolidation effects at the group level. The Corporate Center's main tasks are to manage E.ON as an integrated energy company, chart E.ON's strategic course, manage and secure necessary financing, manage business issues that transcend individual markets, manage risk, and continually optimize the group's business portfolio. We take a value-oriented management approach aimed at improving our competitiveness and delivering profitable growth.

The lead companies of the Central Europe, Pan-European Gas, U.K., Nordic, and U.S. Midwest market units are responsible for managing our target markets. Our business units manage day-to-day operations.

Based in Munich, Germany, E.ON Energie is the lead company of the Central Europe market unit, which is responsible for our electricity business and downstream gas business in Central Europe.

With operations mainly in Germany and the Netherlands, the Central Europe West Power and Gas businesses engage in:

- electric generation at conventional, nuclear, renewable-source, and waste-incineration facilities
- electric transmission via high-voltage and ultrahigh-voltage wires networks
- regional distribution of electricity, gas, and heat
- power trading and electricity, gas, and heat sales.

The Central Europe East business consists of our shareholdings in regional electricity and gas distributors in the Czech Republic, Slovakia, Hungary, Bulgaria, and Romania.

In 2006 E.ON Energie supplied power and gas to about 17 million customers in and outside Germany, divided roughly equally between Central Europe West and Central Europe East. This figure includes customers served by key minority shareholdings.

Essen-based E.ON Ruhrgas is the lead company of the Pan-European Gas market unit and responsible for managing our natural gas business in Europe, which is vertically integrated along the value chain. E.ON Ruhrgas E&P operates upstream in gas exploration and production. The midstream business combines gas procurement and sales and manages the entire technical infrastructure. E.ON Gastransport provides gas transport services. E.ON Ruhrgas International and Thüga are responsible for managing downstream shareholdings. In Germany Thüga's portfolio consists primarily of minority stakes in regional utilities. In Italy Thüga has, up till now, mainly acquired majority stakes in regional gas utilities. E.ON Ruhrgas International has ownership interests in energy utilities in other European countries.

Coventry-based E.ON UK is the lead company of our U.K. market unit. It runs our integrated energy business in England, Wales, and Scotland. The regulated business consists of Central Networks, which operates an electricity distribution business. The non-regulated business includes the Energy Wholesale, Retail, and Energy Services businesses. The Energy Wholesale business covers activities including power generation, integrated energy trading, operation and maintenance of combined heat and power plants, development and operation of renewable energy sites, and power station operation. The Retail business includes sales of electricity and gas services to residential, business, and industrial customers. As of December 31, 2006, E.ON UK supplied approximately 8.4 million customer accounts, of which 7.7 million were residential and 0.7 million were business customer accounts. The Energy Services business was created in July 2005, bringing together New Connections and Metering from Central Networks and the Home Installation activities from Retail with the vision of providing E.ON UK customers with all the services they need to get connected to energy supplies, to heat their homes, and to understand their energy use.

Based in Malmö, Sweden, E.ON Nordic is the lead company of the Nordic market unit. It currently operates through E.ON Sverige, an integrated energy company in which it holds a majority stake, and E.ON Suomi.

The operating business consists of power generation, heat production, power and gas distribution, power, gas, and heat retail sales, and energy trading. At year end 2006 E.ON Nordic supplied roughly 1 million customer accounts.

Our U.S. Midwest market unit primarily operates our regulated utility business in Kentucky, USA. The regulated utility business is composed of two companies, Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU"), which are owned and managed by Louiseville-based E.ON U.S. LG&E and KU both operate vertically integrated businesses where customers benefit from combined electric generation, transmission, distribution, and retail services. In addition, LG&E provides natural gas distribution services within its customer territory.

Together, LG&E and KU distribute electricity to approximately 930,000 customers, predominantly in Kentucky. They serve several classes of customers including residential, commercial and industrial, and municipalities. LG&E distributes natural gas to approximately 325,000 customers in Kentucky.

The non-regulated business consists primarily of the Argentine gas distribution operations, in which E.ON U.S. owns interests in three companies.

E.ON Group: Market Units, Lead Companies, Businesses, and Main Facilities


Corporate Center
E.ON AG, Düsseldorf
Central Europe
E.ON Energie AG
Munich, 100%
Pan-European Gas
E.ON Ruhrgas AG
Essen, 100%
UK
E.ON UK plc
Coventry, 100%
Nordic
E.ON Nordic AB
Malmö, 100%
U.S. Midwest
E.ON U.S. LLC
Louisville, 100%
Central Europe West ("CEW")
CEW Power
CEW Gas
Central Europe East
Other/Consolidation
Up-/Midstream
Downstream
Shareholdings
Other/Consolidation
Regulated Business
Non-regulated Business
Other/Consolidation
Regulated Business
Non-regulated Business
Other/Consolidation
Regulated Business
Non-regulated Business
Germany
Munich
Hanover
Landshut
Bayreuth
Regensburg
Helmstedt
Quickborn
Kassel
Fürstenwalde an der Spree
Erfurt
Paderborn
Netherlands
The Hague
Italy
Milan
Dalmine
Hungary
Budapest
Czech Republic
Prague
České Budějovice
Slovakia
Bratislava
Romania
Bacău
Bulgaria
Varna
Gorna
Germany
Essen
Munich
Nuremberg
Erfurt
Romania
Târgu Mureş
Hungary
Budapest
United Kingdom
London
Norway
Stavanger
United Kingdom
Coventry
Nottingham
Sweden
Malmö
Finland
Helsinki
USA
Louisville
Lexington

Sales Markets and Market Positions

Nordic
No. 4 in power generation
No. 3 in power and gas sales

U.K.
No. 2 in power generation
No. 2 in power and gas sales

Central Europe
No. 2 in power generation
No. 2 in power and gas sales



U.S. Midwest, Kentucky
No. 1 in power generation
No. 1 in power and gas sales



Pan-European Gas
No. 3 in natural gas supply



Energy Policy and Regulatory Environment

Green Book and Energy Package

Energy efficiency, security of supply, and the internal energy market were at the forefront of the European Union's energy policymaking in 2006. The EU Commission released a Green Book entitled "A European Strategy for Sustainable, Competitive, and Secure Energy" and, on January 10, 2007, put forward a comprehensive package of energy policy proposals. Key components of the energy package are the final report of the energy sector inquiry, a detailed study of Europe's power and natural gas markets, the Commission's recommendations for the use of nuclear power, and targets for climate protection, energy efficiency, and renewable energies. After studying competition in Europe's power and gas markets, the Commission criticizes:

- state-regulated prices, which prevent new players from entering the marketplace
- the existing high market concentration
- the vertical integration of supply, generation, and infrastructure
- insufficient access (particularly cross-border access) to infrastructure such as transmission and distribution systems and/or storage facilities.

The Commission proposes the complete ownership unbundling of networks from the other parts of the energy business or at least separating ownership from operation by creating independent system operators. In the areas of energy security and climate protection, the Commission's energy package proposes three energy security and climate protection targets for 2020: to reduce greenhouse gases by 20 percent from 1990 levels, to reduce energy consumption by 20 percent, and to raise renewables' share of total energy consumption to 20 percent.

At a summit meeting of EU heads of state and government on March 8–9, 2007, the Commission aims to pass an action plan containing measures to implement the energy package. E.ON will play an active role in the debate on the action plan.

Emission Allowance Trading

The focus of emission allowance trading policy was establishing the number of allowances to be allocated for phase two (the Kyoto period: 2008–2012). The governments of all EU member states in which E.ON market units operate have submitted their National Allocation Plans ("NAPs") to the EU Commission for approval. The Commission issued rulings on eleven NAPs on November 29, 2006. The United Kingdom's NAP with allowances totaling 246 million metric tons was approved with only minor alterations. Sweden's NAP was also approved, although its total allocation was cut by 9.5 percent to 22.8 million metric tons. Germany's NAP was approved on the condition that the total allocation be reduced from 482 million metric tons to 453 million metric tons and that all provisions extending beyond 2012 be stricken. In addition, the EU Commission rejected the inclusion of phase-one provisions in Germany's phase-two NAP.

The German federal government criticized the significant reduction in the number of allowances and the elimination of special rules designed to give investors assurance beyond 2012. The government accepted the Commission's reduction of Germany's allowances to 453 million metric tons per year. The government will introduce a benchmarking system, which will remain in effect through 2012, for allocating allowances. The legislative process for Germany's NAP has begun and is expected be completed this summer.

It is highly likely that our market units in Europe will be allocated their phase-two emission allowances at the end of 2007.

Germany
Regulation of Network Charges

In late 2005 and early 2006, respectively, electricity and natural gas network operators were required, for the first time, to submit their network charges to the appropriate regulatory agency for approval. The German Federal Network Agency and/or state-level regulatory agencies completed a large number of the network charge approval cases for electricity and natural gas, although in some cases with a considerable delay.

E.ON Energie has received rulings on all its network charges for both electricity and natural gas. On average, electricity network charges were reduced by 13.7 percent below the charges filed, while gas network charges were reduced by about 10 percent below the charges filed. Germany has had cost-based regulation of network charges since the enactment of the Energy Law of 2005. It is anticipated that beginning on January 1, 2009, network charges will be structured so as to provide incentives for operating efficiency.

On the whole, the reductions are in line with our expectations which were adjusted in the course of the year and are roughly similar to the reductions thus far announced for our competitors.

Although the reductions were often based on a one-sided interpretation of the network charges regulations in a manner prejudicial to network operators, E.ON Energie has decided not to take legal action.

The reductions in network charge made it necessary for us to carry out impairment tests on our own electricity and natural gas networks and for those in which we hold a minority stake. These tests resulted in impairment charges only in the gas network business and at companies in which we hold a minority stake (see details in Note 13 to the Consolidated Financial Statements).



In addition to reducing network charges, the Federal Network Agency also announced that it will require network operators to refund to network customers the difference between operators' actual network charges and their approved charges for the period between November 1, 2005 (for electricity), and February 1, 2006 (for natural gas), and the date operators' charges are approved. No network charges will be refunded until the legality of the refunds is decided in a suit filed by Vattenfall Europe Transmission, a transmission system operator, against the ruling on its network charges. We created a provision to reflect the risk associated with network charge refunds.

Incentive Regulation

The German Federal Ministry for Economics and Technology is currently preparing an ordinance on incentive regulation. Under Germany's Energy Law of 2005, the current cost-based approach to network charges may be replaced by one that rewards operators for enhancing efficiency. We cannot assess the consequences of incentive regulation until the ministry presents the draft ordinance to the German cabinet, which is expected in early 2007.

Natural Gas Network Access

In the first half of 2006 Germany's natural gas sector designed a cooperative agreement on the future modalities of network access. The agreement offers network operators the opportunity to choose between two types of access: single booking (which allows them to book nexus points and conclude city gate and region gate contracts) and a two-contract model (which allows them reach end-customers with an entry or an exit contract only).

After more than 500 network operators had signed on to the agreement, the German Federal Network Agency decided in a market-abuse case on November 17, 2006, that the single booking model contravenes German law and is therefore no longer permissible.

Existing network access contracts must be modified by the following dates. Network access contracts that were concluded after the cooperative agreement took effect (July 19, 2006) must be changed to the two-contract model by April 1, 2007. All other network access contracts must be so modified by October 1, 2007.

Although the decision's only immediate effect is on the parties involved in the case, the agency expects its decision to set a precedent for Germany's entire natural gas sector. Accordingly, the single booking model is essentially no longer permissible.

Amendments to German Antitrust Law

The German Federal Ministry for Economics and Technology is considering whether to massively broaden its oversight over anticompetitive behavior in the electricity and natural gas sectors, thereby effectively reregulating Germany's energy market. Under the new definition, anticompetitive behavior would exist if:

- a supplier demands charges that are even moderately less favorable that a competitor's
- a supplier with a market-dominant position demands charges that exceed its costs to an unacceptable degree.

The purpose is to subject previously unregulated market segments (energy generation and trading/sales) to government oversight. We believe this would lead to uniform prices—thus dampening competition—and undermine the liberalization of Germany's energy market and the completion of the internal European market for energy. This legislative initiative therefore stands in contrast to the EU's objectives of enhancing competition and prohibiting government regulation of electricity prices.

Competitive Initiatives

E.ON emphatically supports efforts to stimulate competition in Germany and Europe. The best way to achieve this, however, is not government price controls but rather the rapid and thorough integration of Europe's energy markets. E.ON has therefore launched a series of rapid-response measures along the entire value chain that will be fully implemented in 2007. We will expand cross-border transfer capacity between Germany and its neighbors, publish relevant information about our available generation capacity in Germany, market much of our generation capacity on the German power exchange EEX, and reduce the four market areas in E.ON Ruhrgas's transport pipeline network to one H gas and one L gas market area. E.ON made an important contribution to enhancing transparency by implementing all unbundling requirements stipulated by Germany's Energy Law of 2005 effective January 1, 2007—six months ahead of the date required by law.

Network Connection Ordinance and Power Station Grid Connection Ordinance

Pursuant to authorization contained in Germany's Energy Law of 2005, an ordinance about connecting end-customers to the low-voltage electricity network and the low-pressure natural gas network took effect on November 8, 2006. The ordinance includes provisions making network operators liable for up to €5,000 per customer for damage caused by service interruptions, even in cases of simple negligence.

The German Federal Ministry of Economics and Technology is currently drafting a Power Station Grid Connection Ordinance to present to the cabinet together with the Incentive Regulation Ordinance. One possible consideration is to give new power plants preferential treatment in terms of network use in case of capacity bottlenecks. An examination of whether and to what extent such preferential treatment is legal and technically feasible can only be determined after the draft ordinance has been presented.

Infrastructure Planning Acceleration Law

After much haggling, Germany's governing coalition parties agreed on a compromise proposed by the Federal Ministry of the Environment. Contrary to the original draft of the law, the compromise does not include a provision requiring newly constructed high-voltage and ultrahigh-voltage lines to be completely or partially buried underground without the assured passthrough of the additional costs. Nevertheless, the ministry did add a provision to govern the connection of offshore wind power facilities that goes against current practice. Contrary to existing provisions of Germany's Renewable Energy Law, the facility operator will no longer have to cover the network connection costs which will instead be publicly financed. This will likely lead in an increase in network charges. The law took effect in December 2006.

United Kingdom

In July 2006 the U.K. government concluded its review of energy policy and proposed a number of measures to help deliver the United Kingdom's energy policy objectives of affordable and secure energy supplies while promoting climate protection. In addition to new measures to improve energy efficiency and accelerate investment in renewable energy sources, the government stated that it believed nuclear power had a role to play, together with other low-carbon technologies, in the U.K.'s future generation mix. It also stated that commercial demonstration should be the next stage of development of carbon capture and storage technology, subject to further analysis of its cost-effectiveness. A formal statement of government energy and environmental policy is expected in a White Paper to be published in early 2007 with proposals for new legislation expected to follow.

In October Sir Nicholas Stern, former head economist of the World Bank and now an adviser to the U.K. government on climate change, presented his report on the economics of climate change. The report emphasized the need for urgent action to tackle climate change and argued that early measures would substantially reduce the costs of climate protection. The government subsequently confirmed that it will introduce a climate change bill in 2007.

The U.K. government also announced its intention to develop, jointly with the energy industry, a new National Institute of Energy Technology, to support research and development into low-carbon technologies, which E.ON UK has agreed to help fund.

Sweden

In June 2006 a special commission led by then Prime Minister Göran Persson released a final report entitled "The Road towards an Oil-free Sweden." In it the commission proposed a number of far-reaching measures designed to significantly reduce the country's oil dependency by 2020. The proposals included cutting the use of oil for road transport by 40 to 50 percent through efficiency-enhancement measures and new fuels, heating homes and commercial buildings without the use of oil, and reducing industry's oil consumption by 25 to 40 percent.

The new government intends to pursue climate protection through ambitious goals and clear action plans, although it intends to repeal Sweden's green tax. The government does not intend to make any political decisions regarding the decommissioning of nuclear power stations. Nor will new operating permits be issued for the two shut-down reactors at Barsebäck. The ban on the construction of new reactors will remain in effect, but the government plans to examine applications for capacity increases in accordance with existing laws. Two of the four parties in the government coalition stated that they could consider the construction of new nuclear power stations in Sweden after 2010.

Kentucky, United States

There was national U.S. concern in 2006 about higher oil and natural gas prices. The debate about security of supply included proposals to relax drilling restrictions in Alaska.

Some provisions of the 2005 Energy Act moved forward in 2006. For example, in July 2006 the Federal Energy Regulatory Commission certified the North American Electric Reliability Corp. as the nation's Electric Reliability Organization ("ERO"). The ERO is charged with setting and enforcing mandatory transmission reliability standards.

On the environmental front, future standards for mercury emissions were set, with some states mandating more stringent local standards than the Environmental Protection Agency. Industry experts such as Cambridge Energy Resource Associates expect the U.S. electricity sector to invest $50 billion to reduce sulfur dioxide, nitrogen oxide, and mercury emissions over the next 15 years.

Economic Environment

The global economy continued to expand at a healthy rate in 2006. According to an estimate by the German Council of Economic Experts ("GCEE"), global gross domestic product ("GDP") increased by 3.9 percent in real terms, slightly behind the 2005 growth rate. The most important growth factor was global trade, which increased by 8.9 percent with support from the continued favorable monetary environment characterized by historically low real interest rates. Although oil prices reached historic highs, which served to dampen economic growth and push up interest rates, the GCEE views the global economy as largely robust. Nevertheless, high crude oil prices exacerbated global trade imbalances. In particular, the United States' large current account deficit poses a potential risk to economic growth.


2006 GDP Growth in Real Terms
Annual change in percent
Germany 2.7
France 2.4
Italy 1.8
Spain 3.8
Eurozone 2.7
Sweden 4.5
United Kingdom 2.6
EU15 2.7
Central and Eastern Europe 5.5
EU25 2.8
USA 3.3
Japan 2.8
0
1.0
2.0
3.0
4.0
5.0
Sources: German Council of Economic Experts (November 2006), German Federal Statistical Office.

Overall, global economic expansion become more broad-based. It received support from the eurozone (which had been weak in 2005) and slower but still robust U.S. economic growth as well as from increased economic activity in Japan and dynamic economic growth in China. According to the GCEE, emerging economies also contributed to the generally good global economic situation in 2006.

Eurozone economic expansion was solid in 2006, with GDP growing by an estimated 2.7 percent. The upswing had broad support from consumer spending, investment, and export growth. Thanks to favorable labor-market developments, consumer spending advanced considerably compared with prior years. The increase in investment activity was also significantly above prior-year figures. Benefiting from the robust global economy and the euro's more favorable foreign-exchange rates, exports also made a positive contribution to eurozone GDP growth.

Economic growth was more consistent across the EU25 in 2006. Although the U.K. economy grew more slowly than the EU25 average, expansion was evenly supported by consumption and investment, with increased employment also serving as a positive factor according the GCEE. Scandinavia achieved above-average growth. Sweden's robust economy is attributed to its expansive monetary policy. In 2006 Sweden's economy was driven by consumption which received impetus from higher employment and higher disposable income.

Solid economic growth in the EU15 was also a cause of the continued expansion among new EU member states. Continued good investment demand was another positive factor.


German GDP Growth in Real Terms
Annual change in percent
2006
2.7
2005
0.9
2004
1.2
2003
-0.2
2002
0
-0.5
0
0.5
1.0
1.5
2.0
Source: German Federal Statistical Office.

For the first time in recent years, in 2006 Germany's economy was not exclusively export-driven but had a positive contribution from domestic demand. Sharp growth in exports was accompanied by increased investment and private consumption. In addition to plant and equipment investments, the construction industry made its first positive contribution in years. Private consumption was stimulated by an invigorated labor market and by nonrecurring factors such as consumer spending ahead of the VAT increase set for 2007. Fiscal policy, however, had a negative effect on economic growth. Higher energy prices slowed economic growth less than had been anticipated. Consumer prices rose by 1.7 percent in 2006, less than the prior-year rate of 2 percent.

Energy Industry

Germany's consumption of primary energy rose by 1.2 percent year on year to roughly 493.6 million metric tons of coal equivalent ("MTCE"), according to figures calculated by AG Energiebilanzen. Consumption of petroleum rose by 0.2 percent to 176.2 MTCE. Petroleum was by far Germany's most important energy source, accounting for 35 percent of energy consumed. Natural gas consumption rose by 1.5 percent to 112.6 MTCE. About 4 percent more natural gas was used to generate electricity. The industrial segment also consumed more natural gas than in the previous year. Consumption of hard coal rose by 1.7 percent to 64 MTCE due to higher demand in the electricity and steel industries. Lignite consumption declined by 1.5 percent to 53.7 MTCE due to a reduction in electric generation at lignite-fired facilities brought on by lower plant availability. Nuclear power production was 2.7 percent higher. Generation from wind power plants increased by 12 percent, from hydro plants by just under 4 percent, and from other energy sources by 16 percent. Renewables' share of primary energy consumption rose from 4.7 percent in 2005 to 5.3 percent in 2006.

Primary Energy Consumption in Germany by Energy Source

Percentages	2006	2005
Petroleum	35.7	36.1
Natural gas	22.8	22.7
Hard coal	13.0	12.9
Lignite	10.9	11.2
Nuclear	12.6	12.4
Hydro, wind	1.3	1.2
Other incl. net power imports/exports	3.7	3.5
Total	**100.0**	**100.0**

Source: AG Energiebilanzen (preliminary figures).

2006 Net Generation in Germany by Energy Source


Percentages
Total: 635.8 billion kWh
26 Nuclear
24 Lignite
21 Hard coal
12 Natural gas
2 Petroleum
4 Hydro
5 Wind
6 Other

Source: VDEW (preliminary figures).

Total gross generation in Germany increased by 2.5 percent, from 620.3 billion kilowatt-hours ("kWh") in 2005 to 635.8 billion kWh in 2006. Lignite and petroleum's share of generation was significantly lower, whereas more electricity was produced from nuclear, hard coal, natural gas, and renewables.

The Central European region continued to enjoy the vigorous economic growth of recent years, a development also reflected in rising energy demand. After successful accession negotiations, Romania and Bulgaria joined the EU on January 1, 2007. In 2006 there was increased political influence on energy regulation in Slovakia and Hungary, and Romania has put energy industry privatization on hold. By contrast, progress was made in the areas of opening and integrating markets, shifting away from long-term power supply contracts, and better utilization of cross-border power transfer capacity. We expect regional markets to form in Central Europe over the medium to long term.

Electricity consumption in England, Wales, and Scotland reported through the British Electricity Trading and Transmission Arrangements was 350 billion kWh during 2006 broadly in line with 2005 consumption. Gas consumption at 1,041 billion kWh was broadly in line with 2005 consumption.

The Nordic region consumed about the same amount of electricity as in the previous year. Consumption was higher at the beginning of 2006 due to considerably colder weather. Unseasonably warm weather in the last quarter resulted in a noticeable decrease in consumption. Net imports to the Nordic region from surrounding countries increased to over 11 billion kWh in 2006 compared with a net export of 1 billion kWh in 2005. Net exports to Germany were 1.5 billion kWh compared with almost 13 billion kWh in 2005. The hydrological situation was volatile in 2006. From an almost normal level at the start of the year, the balance decreased continually to a deficit of more than 30 billion kWh after a dry and hot summer. Warm and wet weather in the last quarter resulted in the balance returning to a normal level at the end of the year.

Electricity consumption in the Midwestern United States decreased by approximately 2 percent in 2006 due to decreased demand across the residential and industrial sectors caused by milder weather in 2006. Natural gas consumption decreased by approximately 7 percent in 2006 due primarily to lower residential volumes caused by warmer winter weather in early 2006.

Energy Price Developments

European power and natural gas prices had three key drivers in 2006:

- oil, coal, and CO_2 allowance prices
- the natural gas supply and storage situation in the United Kingdom
- hydrological levels in Scandinavia.

After a long period of high and volatile prices, European power and gas prices began to decrease in mid-August 2006 but remained high compared with historical levels.

Brent crude oil peaked at over $78 a barrel in early August. From mid-August it fell 22 percent. Market observers cited concerns about U.S. economic growth, the mild winter weather in the United States, Europe, and Japan, high stock levels, and reduced tension in the Near and Middle East as the main reasons for cheaper oil. Brent closed 2006 at $61 a barrel, about the same price as at the start of the year.

Coal prices also reached a high in August and September and then fell 7 percent by the end of the year. However, fears of new supply problems in Russia, sustained demand in the Pacific market, and higher freight rates provided support in the fourth quarter. In addition, the market price seems to be influenced by significant buying interest in coal derivatives and by the overall supply and demand situation. Coal therefore finished the year 13 percent above the price at the beginning of the year.

Germany's natural gas import prices are, to a great degree, contractually indexed to oil prices, which they track with a time lag. Because of the delayed adjustment mechanism, lower oil prices seen since mid-August were not yet reflected in Germany's average natural gas import price. In 2006, import prices averaged 33 percent higher than in 2005. Natural gas prices in the United Kingdom started to fall in mid-August 2006 in response to declining oil prices, mild temperatures, and optimism about the availability of new U.K. gas import infrastructure for the winter of 2006/2007. U.K. natural gas prices closed the year down 47 percent from the beginning of the year. Natural gas prices in the United States were lower than in the previous year, primarily due to mild weather and high gas storage levels that were above the five-year average.

CO_2 allowance prices were highly volatile throughout 2006. Following increases at the beginning of 2006, CO_2 allowance prices for phase one (2005-2007) dropped by 27 percent in a single day on the publication of EU member states' emissions data for 2005. Phase-one prices stabilized at about €16 per metric ton during the summer but then fell continually, ending the year at about €7 per metric ton. Market observers anticipate an abundant supply of CO_2 allowances throughout the rest of phase one. Initially, prices for phase two (2008-2012) allowances followed this trend. But phase-two prices began to move independently in November, ending 2006 at more than twice the phase-one price on the expectation that the EU Commission will be stricter about the allocation of allowances under the phase-two national allocation plans.

Wholesale power prices across Europe are heavily influenced by fuel and CO_2 allowance prices. As a result of the drop in CO_2 allowance prices in late April 2006, U.K., Nordic, and German power prices decreased significantly. Since then, German wholesale power prices have mainly been driven by coal prices, CO_2 allowance prices, and natural gas prices. U.K. wholesale power prices declined due to lower natural gas prices. Reduced hydropower availability in Northern Europe and outages at Swedish nuclear power stations following the incident at Forsmark nuclear power station pushed wholesale power prices higher in the summer. With the restart of Swedish nuclear power stations, improved water reservoir levels, and lower CO_2 allowance prices, Nordic power prices fell back to the level seen at the start of the year.

At year end 2006, U.S. power prices were significantly lower than at the end of the prior year, mainly due to lower natural gas prices and mild winter temperatures.


Electricity Price Movements in E.ON's Core Markets
€/MWh¹
U.K. Baseload
U.S. Baseload
EEX Baseload
Nord Pool Baseload
80
70
60
50
40
30
20
10
1/1/05 4/1/05 7/1/05 10/1/05 1/1/06 4/1/06 7/1/06 10/1/06

¹For next-year delivery.


CO2 Certificate Price Movements in Europe
€/metric ton
30
20
10
0
1/1/05 4/1/05 7/1/05 10/1/05 1/1/06 4/1/06 7/1/06 10/1/06


Crude Oil and Natural Gas Price Movements in E.ON's Core Markets
Average monthly prices
Brent crude oil front month $/bbl
U.K. front month natural gas €/MWh
German natural gas import price €/MWh
U.S. front month natural gas €/MWh
Bunde front month natural gas €/MWh
€/MWh
60
50
40
30
20
10
$/bbl
70
60
50
40
30
20
1/1/05
4/1/05
7/1/05
10/1/05
1/1/06
4/1/06
7/1/06
10/1/05

Power and Gas Sales

The E.ON Group sold 400.4 billion kWh of electricity, almost the same amount as in 2005 (401.7 billion kWh). The Central Europe market unit sold 9.7 billion kWh, or 4 percent, more electricity, mainly due to the inclusion of newly consolidated regional electricity distributors in Bulgaria, Romania, and the Netherlands. By contrast, our U.K., Nordic, and U.S. Midwest market units sold an aggregate 11 billion kWh less electricity than in the previous year. We increased natural gas sales by 3 percent, from 924.3 billion kWh in 2005 to 949.0 billion kWh in 2006, thanks primarily to colder weather (particularly in the first quarter), Pan-European Gas's continuing sales volume growth outside Germany, and Central Europe's inclusion of newly consolidated subsidiaries in Hungary, the Czech Republic, the Netherlands, and Germany.


2006 Power Sales[1]
Billion kWh
Total: 400.4
268.2 Central Europe
56.3 U.K.
40.6 Nordic
35.3 U.S. Midwest
[1]Unconsolidated figures.


2006 Gas Sales[1]
Billion kWh
Total: 949.0
709.7 Pan-European Gas[2]
128.5 Central Europe
92.6 U.K.
5.8 Nordic
12.4 U.S. Midwest
[1]Unconsolidated figures.
[2]Gas sales of E.ON Ruhrgas AG.

Power and Gas Procurement

The Central Europe market unit met 131.3 billion kWh, or about 47 percent, of its power requirements with electricity from its own generating facilities. Central Europe purchased 149.9 billion kWh of electricity from jointly owned power plants and outside sources, about 5 percent more than in the prior year. Overall, power procurements rose by 4 percent to 281.2 billion kWh.

As in the past, in 2006 Pan-European Gas purchased natural gas from German producers and five export countries, which accounted for the following percentages of its total procurements of 723.2 billion kWh:

- Germany: 16 percent
- Russia: 25 percent
- Norway: 27 percent
- Netherlands: 19 percent
- Denmark: 3 percent
- United Kingdom: 9 percent
- Other: 1 percent

The U.K. market unit backed 35.9 billion kWh, or about 63 percent, of its power requirements of 57.2 billion kWh with electricity from its own power plants. U.K. purchased 21.3 billion kWh of electricity from jointly owned power plants and third parties. Owned generation declined by 1.4 billion kWh from 2005 due to an unplanned outage at Ratcliffe power station.

Nordic covered about two thirds of its power requirements of 42.7 billion kWh with power from its own generating facilities. Nordic purchased 14.8 billion kWh of electricity from jointly owned power plants and outside sources. Nordic's generation output in 2006 was adversely impacted by lower hydro production and extended outages at four nuclear power stations in Sweden. Following an incident at Forsmark 1 nuclear power plant (which is operated by Vattenfall and in which E.ON has a roughly 9-percent stake) in early August, other nuclear power plants—Forsmark 2 (which is operated by Vattenfall and in which E.ON has a roughly 9-percent stake) and Oskarshamn 1 and 2 (which are operated by E.ON Sverige and in which E.ON has a roughly 55-percent stake)—were shut down as a precautionary measure. Although Forsmark 1 and 2 and Oskarshamn 2 returned to service after several weeks, Oskarshamn 1 remained out of service throughout the rest of the year to undergo extensive modernization measures. Thanks to high availability in the first half of the year, however, the E.ON-operated nuclear power plants in Sweden, Ockersham 1-3, had an average availability of 85 percent in 2006.

U.S. Midwest procured 38.5 billion kWh of electricity in 2006, of which about 91 percent was at its own facilities. It procured 3.3 billion kWh from outside sources, 35 percent less than in the previous year.

Economic development in 2006 was as robust worldwide as in the eurozone, the United Kingdom, Scandinavia, and the United States. Energy consumption, however, was stagnant in the regions where we operate. Energy consumption rose only incrementally in Germany and remained unchanged in U.K. and Nordic's sales territories, while electricity and natural gas consumption declined in Kentucky. On the whole, our business developed well in this environment. We increased adjusted EBIT more than we had anticipated at year end 2005. Three of our market units—U.K., Nordic, and U.S. Midwest—operate outside the eurozone. With the exception of U.K., the respective foreign-exchange rates did not have a significant impact on our earnings situation in 2006.

The transactions listed below influenced our business in 2006.

Transactions in 2006

Significant acquisitions:

- To consolidate our portfolio in the Czech Republic and Hungary, we divested minority stakes in a number of companies. In return, E.ON received two minority stakes as well as 46.7 percent of the shares in Jihočeská plynárenská a.s. ("JCP"), České Budějovice, Czech Republic, in which E.ON already held a 13.1-percent stake. JCP became a consolidated E.ON company on September 1, 2006. E.ON acquired a further 39.2 percent of JCP in a separate transaction, also in September. E.ON now holds 99 percent of JCP. Under the asset-swap agreement, E.ON also received 49.9 percent of Déldunántuli Gázszolgáltató ("DDGáz"), Pécs, Hungary, a consolidated E.ON company in which E.ON already held 50.02 percent. At year end, E.ON held nearly 100 percent of DDGáz.
- Effective March 31, 2006, E.ON Ruhrgas acquired 100 percent of the natural gas trading and storage operations of MOL, a Hungarian oil and gas company, by acquiring ownership interests in Budapest-based MOL Földgázellátó Zrt. and Budapest-based MOL Földgáztároló Zrt. (now E.ON Földgaz Storage and E.ON Földgaz Trade). The purchase price was approximately €450 million; this was subsequently adjusted to €400 million. It was further agreed that, depending on regulatory developments, compensatory payments would be made through the end of 2009. The entities became consolidated E.ON companies on March 31, 2006.

Other acquisitions:

- In early December 2006, E.ON strengthened its market position in Italy by acquiring 75 percent of Dalmine Energie S.p.A. ("DAEN"). Headquartered in Dalmine near Bergamo in northern Italy, DAEN is one of Italy's largest independent energy traders. In 2005 the company supplied about 3 billion kWh of electricity and about 10 billion kWh of natural gas to a total of about 1,100 industrial and commercial customers. Tenaris S.A., a Luxemburg-based industrial company, which formerly held 100 percent of DAEN, will retain a 25 percent stake. E.ON Sales & Trading will own the remaining 75 percent. The purchase price was €47 million.

Discontinued operations:

- On June 26, 2006, E.ON Nordic and Fortum Power and Heat Oy ("Fortum") finalized the transfer to Fortum of all of E.ON Nordic's shares in E.ON Finland pursuant to an agreement signed on February 2, 2006. The purchase price for 65.56 percent of E.ON Finland's shares totaled about €390 million. In mid-January 2006, E.ON Finland was classified as a discontinued operation.

- Western Kentucky Energy Corp. ("WKE") operates the generating facilities of Big Rivers Electric Corporation ("BREC"), a power generation and transmission cooperative in western Kentucky, and a coal-fired facility owned by the city of Henderson, Kentucky, under a 25-year lease. In November 2005, E.ON U.S. entered into a letter of intent with BREC regarding a proposed transaction to terminate the lease and operational agreements between the parties and other related matters. As of the balance-sheet date, the parties were in the process of negotiating definitive documents regarding the transaction, the closing of which would be subject to review and approval by various regulatory agencies and other interested parties. Subject to such contingencies, the parties are working to complete the proposed termination transaction during 2007. WKE's results therefore continue to be classified as discontinued operations in E.ON's Consolidated Financial Statements.

Other divestments:

- Continuing the implementation of its framework agreement with RAG, on March 21, 2006, E.ON transferred its stake in Degussa (42.9 percent) into RAG Projektgesellschaft mbH, Essen. E.ON's Degussa stake was forward sold to RAG on the same date. The transaction initially resulted in a gain of €618 million. However, because E.ON holds a 39.2-percent stake in RAG, the share of the gain recorded in our Consolidated Statement of Income was €376 million. On July 3, 2006, E.ON and RAG executed the forward sales agreement for E.ON's stake in RAG Projektgesellschaft mbH. E.ON has now sold all of its remaining, indirectly held stake in Degussa. RAG paid E.ON the roughly €2.8 billion purchase price on August 31, 2006.


1.16 kWh for a tub of warm water

Sales

Central Europe, Pan-European Gas, and U.K. all contributed to the significant increase in sales, which was mainly due to the following factors: the global increase in commodity and energy prices which led to higher average power and natural gas prices, the inclusion of newly consolidated regional utilities particularly in Bulgaria, Hungary, Romania, and the United Kingdom, and weather-driven volume increases in the natural gas business.

Sales			
€ in millions	2006	2005[1]	+/- %
Central Europe	28,380	24,295	+17
Pan-European Gas	24,987	17,914	+39
U.K.	12,569	10,176	+24
Nordic	3,204	3,213	-
U.S. Midwest	1,947	2,045	-5
Corporate Center	-3,328	-1,502	-
Sales	**67,759**	**56,141**	**+21**

[1]Adjusted for discontinued operations.

Central Europe grew sales by €4 billion relative to the prior year. The increase is attributable to the expansion of its operations (particularly in Central Europe East), adjustments to power and gas prices resulting from the global rise in commodity and energy prices, and the passthrough of the costs of the significantly greater volume of electricity purchased under Germany's Renewable Energy Law.

Pan-European Gas increased sales by €7 billion to €25 billion in 2006. Sales growth in the midstream business resulted primarily from higher sales volumes in conjunction with higher average sales prices. Higher sales prices for oil and natural gas also had a positive effect on sales in the upstream business. The inclusion of E.ON Ruhrgas UK North Sea Limited (formerly Caledonia Oil and Gas) was another particularly positive factor. Pan-European Gas increased its stake in Njord Field in Norway, which also had a positive effect on sales. Consolidation effects were responsible for a significant increase in sales at Downstream Shareholdings.

U.K. increased its sales in 2006 compared with the prior year primarily due to price increases in the retail business brought on by higher wholesale power and natural gas prices.

Nordic's sales of €3.2 billion remained stable compared with the prior year. Sales declines due to the decrease in hydropower and nuclear generation were offset by higher average sales prices.

U.S. Midwest's sales were lower compared to the prior year primarily due to lower sales volumes resulting from milder weather in 2006. These effects were partially offset by higher revenues on environmental capital spending in the regulated business.

Adjusted EBIT

Earnings before interest and taxes and adjusted to exclude certain extraordinary items ("adjusted EBIT") is our key figure for purposes of internal management control and as an indicator of a business's long-term earnings power. Adjusted EBIT enables us to measure the operating performance of our individual market units.

Adjusted EBIT is derived from income/loss (-) from continuing operations before income taxes and interest income and adjusted to exclude certain extraordinary items. The adjustments include book gains and losses on disposals, restructuring expenses, and other nonoperating income and expenses of a nonrecurring or rare nature. In addition, interest income is adjusted using certain economic criteria. In particular, the interest portion of additions to provisions for pensions resulting from personnel expenses is allocated to interest income. The interest portions of the allocations of other long-term provisions are treated analogously to the degree that, in accordance with U.S. GAAP, they are reported on different lines of the Consolidated Statements of Income.

The positive earnings trend of the first three quarters of 2006 continued in the fourth. Our adjusted EBIT for 2006 significant surpassed the high prior-year level.

Adjusted EBIT

€ in millions	2006	2005[1]	+/- %
Central Europe	4,168	3,930	+6
Pan-European Gas	2,106	1,536	+37
U.K.	1,229	963	+28
Nordic	619	766	-19
U.S. Midwest	391	365	+7
Corporate Center	-416	-399	-
Core Energy Business	**8,097**	**7,161**	**+13**
Other Acitivities[2]	53	132	-60
Adjusted EBIT[3]	**8,150**	**7,293**	**+12**

[1]Adjusted for discontinued operations.
[2]This segment consists of Degussa, which is accounted for using the equity method.
[3]Non-GAAP financial measure; see the table on the next page for a reconciliation to net income.

Central Europe's adjusted EBIT rose by €238 million despite considerable adverse effects totaling €640 million from the new regulation of network charges in Germany (see commentary on pages 23 and 24). These negative effects were offset by higher margins in other areas. The other main factors in the earnings improvement were significant nonrecurring earnings from the sale of shareholdings and the absence of provisions for nuclear operations taken in the prior year.

Pan-European Gas's adjusted EBIT increased by €570 million. Natural gas prices are contractually linked to heating oil prices, which they track with a time lag. Continually rising oil prices negatively impacted adjusted EBIT in 2005, whereas in 2006 the price adjustment for natural gas to reflect continued high oil prices along with growth in the export business led to positive earnings development. The impairment charges taken on shareholdings in the wake of the new regulation of network charges in Germany adversely affected adjusted EBIT by €188 million.

U.K.'s adjusted EBIT rose by €266 million, principally due to price rises, increased value from the generation fleet, and the impact of profit and cost initiatives. Another key positive factor was the tariff increase in the regulated business approved by the regulator as part of a price review. These positive effects were moderated by higher natural gas procurement costs. Adjusted EBIT was also adversely impacted by higher pension and foreign-exchange costs.

Nordic's adjusted EBIT decreased by €147 million year on year to €619 million. Compared with the prior year, adjusted EBIT was negatively impacted by lower generation from hydro and nuclear assets, by increased taxes on installed hydro and nuclear capacity, and by the absence of earnings streams from the hydropower assets sold to Statkraft.

U.S. Midwest's adjusted EBIT increased by €26 million. The main factors were cost savings due to the exit from Midwest Independent Transmission System Operator ("MISO") and lower operating expenses as a result of the completion of the amortization of prior restructuring costs.

Net Income

Net income (after income taxes and minority interests) of €5.1 billion was 32 percent below the prior-year level. As anticipated, we did not repeat the extraordinarily high net income figure posted in 2005, which resulted in particular from the book gains on our successful Viterra and Ruhrgas Industries disposals.

Net Income			
€ in millions	2006	2005[1]	+/- %
Adjusted EBITDA[2]	**11,353**	**10,194**	**+11**
Depreciation, amortization, and impairments affecting adjusted EBIT[3]	-3,203	-2,901	-
Adjusted EBIT[2]	**8,150**	**7,293**	**+12**
Adjusted interest income (net)[4]	-1,081	-1,027	-
Net book gains	1,205	491	-
Restructuring expenses	-	-29	-
Other nonoperating earnings	-3,141	424	-
Income/Loss (-) from continuing operations before income taxes and minority interests	**5,133**	**7,152**	**-28**
Income taxes	323	-2,261	-
Minority interests	-526	-536	-
Income/Loss (-) from continuing operations	**4,930**	**4,355**	**+13**
Income/Loss (-) from discontinued operations, net	127	3,059	-
Income/Loss (-) from cumulative effect of changes in accounting principles, net	-	-7	-
Net income	**5,057**	**7,407**	**-32**

[1]Adjusted for discontinued operations.
[2]Non-GAAP financial measure.
[3]See commentary in footnote 3 in the table on page 182.
[4]See the reconciliation on page 182.

Adjusted interest income (net) was €54 million below the prior-year figure. Higher interest expenses for nuclear waste management compared with the previous year were partially offset by lower interest expenses for pensions at the Central Europe and Pan-European Gas market units and the Corporate Center.

Net book gains in 2006 were significantly above the prior-year figure and resulted primarily from the sale of institutional securities funds (€619 million) and the Degussa transaction (€376 million; see commentary on page 128 and 129). In the previous year, book gains resulted mainly from the sale of institutional securities funds (€371 million) and from the merger of Gasversorgung Thüringen and TEAG (€90 million).

Restructuring expenses did not occur in 2006. Restructuring expenses of €29 million in the prior year resulted principally from the integration of Midlands Electricity at the U.K. market unit.

Other nonoperating earnings primarily reflect the fulfillment of derivative gas procurement contracts and the marking to market of energy derivatives, particularly at the U.K. market unit. We use derivatives to protect our operating business from the effects of price fluctuations. At year end 2006, the marking to market of derivatives resulted in a negative earnings effect of approximately €2.7 billion. As a result of the reductions to network charges mandated by the German Federal Network Agency, we carried out intraperiod impairment tests of the network infrastructure and certain shareholdings of Central Europe and Pan-European Gas. The tests resulted in impairment charges totaling €374 million for natural gas distribution networks and for minority shareholdings with network operations. There was no need for impairment charges on electricity networks. In addition, we recorded impairment charges of €35 million on CHP assets in U.K.'s generation business and impairment charges totaling €139 million on intangible assets and property, plant, and equipment at Pan-European Gas, U.K., and Nordic. This is partly counteracted by effects from the first-time consolidation of Versorgungskasse Energie at Central Europe (€83 million). In the previous year, effects from the marking to market of derivatives resulted in a positive earnings contribution of about €1.2 billion. The negative effects in the previous year included the impairment charges taken at Degussa's Fine Chemicals division and costs relating to the severe storm in Sweden in early 2005. The prior-year figure was also adversely affected by impairment charges in U.K.'s generation business and impairment charges on deferred tax assets at the Corporate Center.

Despite our positive operating performance, income/loss (-) from continuing operations before income taxes and minority interests is considerably below the prior-year figure. The main factors were the effects of the marking to market of derivatives and impairment charges totaling €562 million at our natural gas operations resulting from the new regulation of network charges in Germany. Of this figure, €188 million was recognized in adjusted EBIT, €374 million in other nonoperating earnings. In addition, we created provisions of €551 million to address the expected consequences of the refund of so-called overcharges.

Our continuing operations recorded tax income of €323 million in 2006. The change from the prior-year figure results mainly the following effects: current income taxes were reduced from about €1.3 billion to €0.5 billion due to a higher share of tax-free income and the initial application of corporate tax credits. In addition, losses from the marking to market of energy derivatives results in deferred tax income of approximately €1.2 billion.

Income/Loss (-) from discontinued operations, net, mainly includes the results of E.ON Finland, which was sold in June 2006, and Western Kentucky Energy, which is held for sale. Pursuant to U.S. GAAP, their results are reported separately in the Consolidated Statements of Income (see commentary on pages 127 and 128). In the prior-year reporting period, this item also contained the results, including the book gains on the disposals, of Viterra and Ruhrgas Industries, which were sold in 2005.

Adjusted Net Income

In addition to our operating performance, net income also reflects extraordinary effects. Adjusted net income is an earnings figure after interest income, incomes taxes, and minority interests that has been adjusted to exclude certain extraordinary effects. The adjustments include net book gains, restructuring expenses, other nonoperating income and expenses (after taxes and minority interests), and extraordinary tax effects. Adjusted net income also excludes income/loss (-) from discontinued operations, net, and from the cumulative effect of changes in accounting principles, net.

Adjusted Net Income

€ in millions	2006	2005	+/- %
Net income	**5,057**	**7,407**	**-32**
Nonoperating earnings, net, and extraordinary tax effects[1]	-544	-715	-
Income/Loss (-) from discontinued operations, net, and from the cumulative effect of changes in accounting principles, net	-127	-3,052	-
Adjusted net income[2]	**4,386**	**3,640**	**+20**

[1]Extraordinary tax effects primarily reflect corporate tax credits of €1.3 billion.
[2]Non-GAAP financial measure.

ROCE and Value Added

Groupwide Value-Oriented Management Approach

Our corporate strategy is aimed at delivering sustainable growth in shareholder value. We have put in place a groupwide planning and controlling system to assist us in planning and managing E.ON as a whole and our individual businesses with an eye to increasing their value. This system ensures that our financial resources are allocated efficiently.

E.ON's key performance metrics are return on capital employed ("ROCE") and value added. To monitor the periodic performance of our business segments, we compare each segment's ROCE with its business-specific cost of capital. In addition to ROCE, which is a relative performance metric, we also measure performance using valued added, which is an absolute performance metric.

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Cost of Capital

The cost of capital employed is determined by calculating the weighted-average cost of equity and debt. This average represents the market-rate returns expected by stockholders and creditors. The cost of equity is the return expected by an investor in E.ON stock. The cost of debt equals the long-term financing terms (after taxes) that apply in the E.ON Group. The premises of the cost of capital determination are reviewed on an annual basis. The cost of capital is adjusted if there are significant changes.

The table at right illustrates the derivation of the cost of capital before and after taxes. For 2006, the E.ON Group's average cost of capital was unchanged at 5.9 percent after taxes and 9 percent before taxes. The individual market units' minimum ROCE requirement varies between 8 percent and 9.2 percent before taxes.

We are currently reviewing the costs of capital for the E.ON Group and the market units, among other factors due to the planned acquisition of Endesa.

Cost of Capital

	2006
Risk-free interest rate	5.1%
Market premium[1]	5.0%
Beta factor[2]	0.7
Cost of equity after taxes	**8.6%**
Cost of debt before taxes	5.6%
Tax shield (tax rate: 35%)[3]	-2.0%
Cost of debt after taxes	**3.6%**
Share of equity	45%
Share of debt	55%
Cost of capital after taxes	**5.9%**
Tax rate	35%
Cost of capital before taxes	**9.0%**

[1]The market premium reflects the higher long-term returns of the stock market compared with German treasury notes.
[2]The beta factor is used as an indicator of a stock's relative risk. A beta of more than one signals a higher risk than the risk level of the overall market; a beta factor of less than one signals a lower risk.
[3]The tax shield takes into consideration that the interest on corporate debt reduces a company's tax burden.

Analyzing Value Creation by Means of ROCE and Value Added

ROCE is a pretax total return on capital. It measures the sustainable return on invested capital generated by operating a business. ROCE is defined as the ratio of adjusted EBIT to capital employed. We use adjusted EBIT as our earnings metric because it is net of the effects of taxes and financial transactions. Moreover, adjusted EBIT does not include one-off and infrequent effects. In particular, these include book gains, restructuring expenses, and other nonoperating expenses and income.

Capital employed represents the interest-bearing capital tied up in the group. Capital employed is equal to a segment's operating assets less the amount of noninterest-bearing available capital. Goodwill from acquisitions is included at acquisition cost, as long as this reflects its fair value.

As in the prior year, capital employed does not include the marking to market of other share investments. The purpose is to provide us with a more consistent picture of our ROCE performance. Other share investments are recorded in the Consolidated Balance Sheets at their mark-to-market valuation. However, changes in their market value do not affect adjusted EBIT but are recorded under stockholders' equity, resulting in neither profit nor loss. This applies primarily to our shares in Gazprom.

Value added measures the return that exceeds the cost of capital employed. It is calculated as follows:

Value added = (ROCE - cost of capital) x capital employed

The table at right shows the E.ON Group's ROCE, value added, and their derivation.

E.ON Group ROCE and Value Added

€ in millions	2006	2005
Adjusted EBIT[1]	**8,150**	**7,293**
Goodwill, intangible assets, and property, plant, and equipment	61,585	60,811
+ Shares in affiliated and associated companies and other share investments	21,358	19,426
- Adjustment for mark-to-market valuation[2]	8,789	5,677
+ Inventories	3,990	2,457
+ Accounts receivable	9,756	8,269
+ Other noninterest-bearing current assets, including prepaid expenses and deferred taxes	13,991	15,520
- Noninterest-bearing provisions[3]	13,375	10,685
- Noninterest-bearing liabilities, including deferred income and deferred taxes	28,363	28,289
Capital employed (at year end)	**60,153**	**61,832**
Capital employed (annual average)[4]	**61,568**	**60,398**
Capital employed (discontinued operations)[5]	**-**	**410**
Capital employed (continuing operations, annual average)	**61,568**	**59,988**
ROCE[6]	**13.2%**	**12.2%**
Cost of capital	**9.0%**	**9.0%**
Value added[6]	**2,586**	**1,920**

[1]Non-GAAP financial measure; see reconciliation to net income on page 36.
[2]Capital employed no longer includes the mark-to-market valuation of other share investments or related deferred-tax effects.
[3]Noninterest-bearing provisions mainly include short-term provisions. They do not include provisions for pensions and nuclear waste management (see Notes 22 and 23 to the Consolidated Financial Statements on pages 153–161).
[4]In order to better depict intraperiod fluctuations in capital employed, annual average capital employed is calculated as the arithmetic average of the amounts at the beginning of the year, the end of the year, and the balance-sheet dates of the three interim reports. Capital employed amounted to €63,839 million, €61,157 million, and €60,859 million at March 31, June 30, and September 30, 2006, respectively.
[5]In 2005 the annual average capital employed of E.ON Finland was €410 million.
[6]Non-GAAP financial measure.

ROCE and Value Added by Segment

€ in millions	Central Europe		Pan-European Gas[1]		U.K.	
	2006	2005	2006	2005	2006	2005
Adjusted EBIT	4,168	3,930	2,106	1,536	1,229	963
÷ Capital employed	19,295	17,969	15,547	13,355	13,183	12,642
= ROCE	21.6%	21.9%	13.5%	11.5%	9.3%	7.6%
Cost of capital	9.0%	9.0%	8.2%	8.2%	9.2%	9.2%
Value added	2,431	2,318	824	441	13	-202

[1]Capital employed no longer includes the mark-to-market valuation of other share investments. This applies primarily to our shares in Gazprom.
[2]Effective February 1, 2003, E.ON accounts for Degussa using the equity method. Capital employed therefore decreased to E.ON's 46.5 percent interest and, effective June 1, 2004, E.ON's 42.9 percent interest, in Degussa's book value. The income generated on capital equals E.ON's share in Degussa's net income (after taxes). The change in the consolidation method also affects the cost of capital. Effective 2003, Degussa's cost of capital equals the cost of equity after taxes. In 2006 Degussa's earnings contribution and capital employed are included until the company was transferred to RAG-Projektgesellschaft on March 31, 2006.

ROCE and Value Added Performance

Our integration and growth strategy is reflected in an additional improvement of the E.ON Group's ROCE and value added performance. In 2006 our ROCE and value added were again higher compared with the prior year. With a ROCE of 13.2 percent, we substantially exceeded both our cost of capital and our on-top ROCE target of at least 10.5 percent by 2006. Value added increased to €2.6 billion in 2006.

Central Europe

Having achieved an almost unchanged ROCE, the Central Europe market unit increased its value added to €2.4 billion. Together with an increasing capital basis, which mainly resulted from an intraperiod increase in working capital and higher investments, higher electricity prices and nonoperating improvements led to a positive ROCE performance. In contrast to this, the effects of network regulation in Germany, higher power procurement costs, and higher conventional fuel costs contributed negatively. The high returns posted by Central Europe are also attributable to its highly depreciated asset base. Central Europe's medium-term investment plan encompasses investments totaling €11.5 billion, which will lead to an increase in capital employed, particularly in the generation business.

Pan-European Gas

Pan-European Gas substantially increased both ROCE and valued added in 2006. Key factors were the absence of the significant negative effect from higher oil prices in the prior year and markedly higher foreign sales volumes. Despite an increase in capital employed, due in part to the first-time consolidation of E.ON Földgáz Trade and Storage, these factors led ROCE to increase from 11.5 to 13.5 percent.

	Nordic		U.S. Midwest		Degussa[2]		Corporate Center		E.ON Group	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	619	766	391	365	53	132	-416	-399	8,150	7,293
	6,328	6,656	6,832	6,625	916	1,959	-533	782	61,568	59,988
	9.8%	11.5%	5.7%	5.5%	5.8%	6.7%	-	-	13.2%	12.2%
	9.0%	9.0%	8.0%	8.0%	9.6%	9.6%	-	-	9.0%	9.0%
	51	166	-157	-166	-35	-57	-	-	2,586	1,920

U.K.
In 2006 U.K. achieved its cost of capital for the first time, continuing a long-term upward trend. By delivering a ROCE of 9.3 percent, U.K. made a slightly positive value contribution. This development is mainly attributable to operating improvements in the generation and retail businesses.

Nordic
Nordic recorded a decline of its ROCE to 9.8 percent in 2006. Despite this, its value added was again positive in 2006. The main negative factors were lower generation from hydro and nuclear assets and increased taxes on installed hydro and nuclear capacity compared with the prior year. Adjusted EBIT as well as capital employed were adjusted for the sale of E.ON Finland.

U.S. Midwest
U.S. Midwest's ROCE was up slightly compared with prior year. The main positive factors were operating improvements and investments in emission-reduction equipment.

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Foreign Exchange, Interest Rate, Commodity Price Risk Management

The E.ON Group's business operations and related financial activities are exposed to exchange rate, interest rate, and commodity price fluctuations. In order to limit our exposure to these risks, we pursue systematic financial and risk management, the core elements of which are binding groupwide guidelines, the use of quantitative key figures, the limitation of risk, a groupwide reporting system, and the separation of departmental functions. To limit price risks, we utilize derivative financial instruments that are commonly used in the marketplace. These instruments are transacted with financial institutions, brokers, power exchanges, and third parties whose creditworthiness we monitor on an ongoing basis.

In using derivative instruments, we apply hedge accounting and net investment hedges. We calculate the value of our derivative financial instrument transactions using common market valuation methods with reference to available market data.

For more information about derivative financial instruments, please consult Note 28 to the Consolidated Financial Statements on page 173 seq.

As of December 31, 2006, the nominal value of interest rate, foreign currency, and stock-related hedging transactions was €39,351 million. Their market value was -€92 million.

We also use derivative financial instruments to limit exposure to risks from changes in commodity and product prices. Our energy business mainly uses electricity, gas, coal, carbon emission, and oil price hedging transactions to limit its exposure to risks resulting from price fluctuations, to optimize systems and load balancing, and to lock in margins. Our energy business also engages in proprietary commodity trading in accordance with detailed trading guidelines and within narrow limits. The face value of energy derivatives amounted to €56,197 million as of December 31, 2006. Their market value was -€1,396 million. The sharp increase in market value results primarily from high price volatility in, and the expansion of, our electricity business.

We have a groupwide system in place to monitor and manage the credit risks associated with derivative financial instruments.

Financial Policy

Our financial policy is designed to give E.ON instant access to a variety of financial resources. As a rule, external financing is carried out by E.ON AG or via finance subsidiaries under guarantee of E.ON AG and the funds are on-lent as needed within the group.

In 2005 E.ON announced that it would introduce a contractual trust arrangement ("CTA") to fund the pension obligations of its employees at group companies in Germany and, in the same year, laid the CTA's foundation by creating such trusts.

The first contribution was made in 2006. In two separate steps, money market investments and existing special securities funds totaling €5.1 billion were transferred to the CTA. Funding a substantial portion of pension obligations with external financial assets represents an important step for E.ON's financial policy.

E.ON AG has a €10 billion syndicated credit facility. As of year end 2006 this facility had not been utilized. We also have a Commercial Paper program (€10 billion) and a Medium Term Note program (€20 billion) in place. At year end 2006 E.ON had utilized only a very small amount—€0.1 billion—of the Commercial Paper program, while €5.2 billion and £1.5 billion of bonds were outstanding under the Medium Term Note program.

On February 21, 2006, E.ON made an offer of €29.1 billion for 100 percent of Endesa's shares. To finance the acquisition, E.ON negotiated a €32 billion credit facility in February. On September 26, 2006, E.ON announced that it was increasing the existing offer to €37.1 billion. In this context, E.ON negotiated a new credit facility in October to finance the higher offer. Through year end 2006, the facility had only been used to issue financial guarantees ("Avales") in favor of the Spanish Securities and Exchange Commission CNMV for the amount of the offer, as required under Spanish law.

Notes 24 and 25 to the Consolidated Financial Statements on pages 162 seq. contain detailed commentary about liabilities, contingencies, and commitments.

On February 21, 2006, Standard & Poor's ("S&P") put its AA- long-term rating for E.ON bonds and its A-1+ short-term rating on credit watch with negative implications following E.ON's announcement that E.ON had made an offer to acquire 100 percent of Endesa's shares. On February 22, 2006, Moody's announced that it was reviewing its Aa3 long-term rating for E.ON bonds for a possible downgrade, as well.

Following E.ON's announcement that it was increasing its offer for Endesa, Moody's announced on September 28, 2006, that it was also reviewing its P-1 short-term rating for a possible downgrade. On September 27, 2006, S&P confirmed that E.ON's long-term and short-term ratings remained on credit watch with negative implications. Following the closing of the Endesa transaction, E.ON aims to have a single-A flat rating (A/A2). We currently do not anticipate any material changes in the group's credit conditions and no material consequences from interest-rate changes on the refinancing costs of the group's existing loans.

Investments

In 2006 the E.ON Group invested €5.2 billion, or 31 percent, more than in the prior year. We invested €4.1 billion in intangible assets and property, plant, and equipment compared with €3 billion in the prior year. Investments in financial assets totaled €1.1 billion versus €0.9 billion in the prior year.

Investments[1]

€ in millions	2006	2005[2]	+/- %
Central Europe	2,416	1,981	+22
Pan-European Gas	880	523	+68
U.K.	863	926	-7
Nordic	631	394	+60
U.S. Midwest	398	227	+75
Corporate Center	-27	-110	-
Investments	**5,161**	**3,941**	**+31**
thereof outside Germany	3,234	2,416	+34

[1]Excludes other financial assets.
[2]Adjusted for discontinued operations.

In 2006 Central Europe invested €435 million more than in the prior year. Investments in intangible assets and property, plant, and equipment totaled €1,883 million (prior year: €1,519 million). The largest increase in capital spending was on power generation and distribution assets at Central Europe West and Central Europe East. Investments in financial assets increased to €533 million (prior year: €462 million). This is predominantly attributable to the acquisition of shareholdings in the Czech Republic and Italy, projects to construct new power plants and solid-waste incineration plants, the acquisition of shares in Sotec, and investments in real-estate funds.

Pan-European Gas invested €880 million, €357 million more than in the prior year. Of these investments, €374 million (prior year: €263 million) went towards intangible assets and property, plant, and equipment and €506 million (€260 million) towards financial assets. The largest single investment was the acquisition of the gas trading and storage business of Hungary's MOL (now E.ON Földgaz Trade and E.ON Földgaz Storage). This transaction closed in late March 2006.

2006 Investments

Percentages — Total: €5,161 million


47 Central Europe
17 Pan-European Gas
17 U.K.
12 Nordic
7 U.S. Midwest

U.K.'s capital expenditure was €63 million lower than in the prior year. The variance comprises higher expenditure on acquisitions in 2005 related to the Enfield CCGT asset, Holford Gas Storage, and Economy Power's retail small- and medium-sized enterprise customers. The capital expenditure for additions to property, plant, and equipment was directed primarily at increased renewable generation, conventional power stations, and higher expenditure in the regulated business under the five-year regulation review.

Nordic invested €237 more than in the prior year. It invested €581 million (prior year: €373 million) in intangible assets and property, plant, and equipment to maintain existing production plants and to upgrade and extend its distribution network. The increase is mainly related to efficiency-enhancing investments in Nordic's nuclear power plants, as well as investments in its distribution network as a result of the severe storm in January 2005. Equity investments totaled €50 million compared with €21 million in 2005.

U.S. Midwest invested €171 million more than in the prior year, primarily due to increased spending for SO_2 emissions equipment and the new baseload unit under construction at the Trimble County 2 plant. This unit is expected to go into service in 2010.

Cash Flow and Financial Condition

Management's analysis of E.ON's financial condition uses, among other financial measures, cash provided by operating activities, free cash flow, and net financial position. Free cash flow is defined as cash provided by operating activities less investments in intangible assets and property, plant, and equipment. We use free cash flow primarily to make acquisitions, pay out cash dividends, repay debts, and make short-term financial investments. Net financial position equals the difference between our total financial assets and total financial liabilities. Management believes that these financial measures enhance the understanding of the E.ON Group's financial condition and, in particular, its liquidity.

Consolidated Statements of Cash Flows (Summary)

€ in millions	2006	2005
Cash provided by operating activities	7,194	6,544
Cash provided by (used for) investing activities	-4,501	442
Cash provided by (used for) financing activities	-5,849	-6,458
Net increase (decrease) in cash and cash equivalents maturing	-3,156	528
Liquid funds as shown on December 31	6,187	9,897

Cash provided by investing activities was negative in 2006. With declining proceeds from sales of shareholdings, cash used for investment activities rose significantly over the previous year. Moreover, more funds were used for fixed-term deposits and securities purchases than in 2005. Some of these financial investments were transferred during the course of the year to external fund assets for pension obligations. The additional reduction of financial debts and the distribution of the special dividend for the 2005 fiscal year are reflected in the negative cash flow from financing activities. Note 27 to the Consolidated Financial Statements contains further information about the Statements of Cash Flows.

The E.ON Group's cash provided by operating activities in 2006 was about 10 percent above the prior-year level.

The increase in Central Europe's cash provided by operating activities is mainly attributable to the increase in gross profit on sales in the electricity business and the first-time consolidation of Versorgungskasse Energie ("VKE"). Furthermore, cash provided by operating activities was adversely affected in the prior year by nonrecurring payments relating to nuclear energy operations. An increase in working capital had a negative impact in 2006. The substantial negative impact of the new regulation of network charges in Germany will not be reflected in cash provided by operating activities until 2007.

Cash Provided by Operating Activities

€ in millions	2006	2005[1]	+/-
Central Europe	3,825	3,020	+805
Pan-European Gas	589	1,999	-1,410
U.K.	749	101	+648
Nordic	715	689	+26
U.S. Midwest	381	214	+167
Corporate Center	935	521	+414
Cash provided by operating activities	**7,194**	**6,544**	**+650**
Investments in intangible assets and in property, plant, and equipment	4,083	2,956	+1,127
Free cash flow[2]	**3,111**	**3,588**	**-477**

[1]Adjusted for discontinued operations.
[2]Non-GAAP financial measure.

Pan-European Gas's positive business performance in 2006 is not yet reflected in its cash provided by operating activities. The main reasons are the buildup of working gas in storage at E.ON Földgaz Trade (which became a consolidated E.ON company on March 31, 2006) and the price- and quantity-driven increases in expenditures for natural gas in storage at E.ON Ruhrgas AG. Other negative factors in the gas business include the later payment of supplier invoices from the prior year, lower payments from customers due to higher advance payments at the end of the prior year, and higher tax payments compared with the prior year.

U.K.'s cash provided by operating activities was significantly higher year on year. The improvement was mainly due to one-off pension fund payments made in 2005. Higher gas procurement costs were recovered through higher sales prices and efficiency-enhancing initiatives.

Nordic's cash provided by operating activities increased slightly. Negative factors included lower generation from hydro assets, outages at several nuclear power plants, and an increase in working capital. These were more than offset, however, by the absence of payments made in 2005 for damage caused the severe winter storm and lower tax payments.

Cash provided by operating activities at U.S. Midwest was higher mainly due to increased collections of accounts receivable in the first quarter of 2006 (which resulted from higher natural gas prices in the fourth quarter of 2005) and lower gas inventory costs. Cash increases were partly offset by pension contributions and MISO exit costs in 2006.

The Corporate Center's cash provided by operating activities was significantly above the prior-year level. Positive tax effects in the current year made up for the absence of income recorded in the prior year on the unwinding of cross-currency swaps.

In general, surplus cash provided by operating activities at Central Europe, U.K., and U.S. Midwest is lower in the first quarter of the year (despite the high sales volume typical of this season) due to the nature of their billing cycles, which in the first quarter are characterized by an increase in receivables combined with cash outflows for goods and services. During the remainder of the year, there is typically a corresponding reduction in working capital, resulting in surplus cash provided by operating activities, although sales volumes in these quarters (with the exception of U.S. Midwest) are actually lower. The fourth quarter is characterized by an increase in working capital. At Pan-European Gas, by contrast, cash provided by operating activities is recorded principally in the first quarter, whereas there are cash outflows for intake at gas storage facilities in the second and third quarters and for gas tax prepayments in the fourth quarter.

Net Financial Position

	December 31	
€ in millions	2006	2005
Bank deposits	1,747	5,859
Securities and funds (current assets)	4,440	4,038
Total liquid funds	**6,187**	**9,897**
Securities and funds (fixed assets)	6,944	6,382
Total liquid funds and non-current securities	**13,131**	**16,279**
Financial liabilities to banks (including bills of exchange)	-1,272	-1,572
Bonds (including MTN)	-9,003	-9,538
Commercial paper	-366	-
Financial liabilities to third parties	-751	-1,306
Financial liabilities to affiliated companies	-154	-134
Financial liabilities to associated companies	-1,853	-1,812
Total financial liabilities	**-13,399**	**-14,362**
Net financial position[1]	**-268**	**1,917**

[1]Non-GAAP financial measure; see the next table for a reconciliation to the relevant GAAP measures.

Due to the increase in investments in property, plant, and equipment and in intangible assets, free cash flow was 13 percent below the prior-year number.

Our net financial position of -€268 million declined by €2,185 million from the figure reported as of December 31, 2005 (€1,917 million). This is mainly attributable to financial outlays for investments in property, plant, and equipment, the acquisition of the natural gas business of Hungary's MOL, and the €5.1 billion contribution under the contractual trust arrangement. In addition, the dividend payout (including the special dividend) resulted in substantial cash outflow. Our net financial position was positively affected by proceeds from the disposal of Degussa and E.ON Finland and, in particular, by our strong cash provided by operating activities and the first-time consolidation of VKE.

To increase transparency, we have changed the presentation from the previous financial year and now also include financial liabilities to affiliated companies and to equity investments in our net financial position, which is non-GAAP financial measure. Our financial position as of December 31, 2005, was adjusted accordingly. This change facilitates the reconciliation of net financial position to a U.S. GAAP measure. The reconciliation is shown in the table below.

Reconciliation of Net Financial Position

€ in millions	December 31 2006	2005
Liquid funds shown in the Consolidated Financial Statements	**6,187**	**9,897**
Financial assets shown in the Consolidated Financial Statements	**28,302**	**25,808**
Thereof equity investments	-20,699	-18,759
Thereof shares in affiliated companies	-659	-667
Total liquid funds and non-current securities	**13,131**	**16,279**
Financial liabilities shown in the Consolidated Financial Statements	-13,399	-14,362
Net financial position	**-268**	**1,917**


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The positive change in the fair value of our Gazprom stake was one of the factors in the increase in long-term assets in 2006. The main countervailing factor was the contribution of existing securities funds to the contractual trust arrangement ("CTA").

The decline in short-term assets from the prior-year figure results primarily from the change in liquid funds relating the dividend payout, the contribution of money-market investments to the CTA, investment expenditures, disposals (particularly the disposal of Degussa), and cash provided by operating activities. Total stockholders' equity and liabilities at year end 2006 were almost unchanged from year end 2005.

Our equity ratio increased from 35 percent at year end 2005 to 38 percent at year end 2006.

Long-term liabilities declined in 2006 compared with the previous year primarily due to lower provisions for pensions resulting from the contribution to the CTA through which E.ON is funding a substantial portion of its pension obligations with external financial investments.

The following key figures underscore that the E.ON Group continued to have a very solid asset and capital structure through the end of 2006:

- Long-term assets are covered by stockholders' equity at 50 percent (2005: 47 percent).
- Long-term assets are covered by long-term capital at 104 percent (2005: 108 percent).

Notes 17 to 29 to the Consolidated Financial Statements on pages 151 seq. contain detailed information about our asset situation and capital structure, including, for example, off-balance-sheet finance instruments.

Our positive earnings situation, solid increase in value, and good financial key figures are indicative of the E.ON Group's outstanding financial condition at year end 2006.

Consolidated Assets, Liabilities, and Stockholders' Equity

€ in millions	Dec. 31, 2006	%	Dec. 31, 2005	%
Long-term assets	96.3	76	93.9	74
Short-term assets	30.9	24	32.7	26
Total assets	**127.2**	**100**	**126.6**	**100**
Stockholders' equity	47.8	38	44.5	35
Minority interests	4.9	4	4.7	4
Long-term liabilities	47.3	37	52.3	41
Short-term liabilities	27.2	21	25.1	20
Total stockholders' equity and liabilities	**127.2**	**100**	**126.6**	**100**

Supplemental Information

Financial Statements of E.ON AG

E.ON AG prepares its Financial Statements in accordance with German commercial law and the German Stock Corporation Act. E.ON AG's net income for 2006 amounts to €2,572 million compared with €4,993 million in the prior year. After transferring €362 million to retained earnings, net income available for distribution totals €2,210 million.

Balance Sheets of E.ON AG (Summary)

	December 31	
€ in millions	2006	2005
Intangible assets and property, plant, and equipment	166	180
Financial assets	22,253	22,193
Fixed assets	**22,419**	**22,373**
Receivables from affiliated companies	18,779	8,380
Other receivables and assets	2,667	872
Liquid funds	338	521
Nonfixed assets	**21,784**	**9,773**
Total assets	**44,203**	**32,146**
Stockholders' equity	14,669	16,712
Special items with provision component	410	358
Provisions	3,150	1,844
Liabilities to affiliated companies	23,785	12,819
Other liabilities	2,189	413
Total stockholders' equity and liabilities	**44,203**	**32,146**

E.ON AG's income from equity interests declined by €3,035 million to €3,710 million because the prior-year figure reflected certain nonrecurring effects that led to higher income transferred under profit- and loss-pooling agreements. Income transferred under profit- and loss-pooling agreements (including income from group allocations) with E.ON Energie AG totaled €1,907 million and with E.ON Ruhrgas Holding GmbH €1,630 million.

Other expenditures and income (net) declined by €355 million year on year to -€581 million. This results primarily from the discounting of long-term noninterest-bearing corporate income tax credit receivables and the revaluation of provisions for pension.

We recorded a discount of €197 million on the capitalization of noninterest-bearing corporate income tax credits pursuant to new standards contained in Germany's Bill on the Tax Features for the Introduction of the European Company and Amendment of Other Tax Rules ("SEStеG").

In 2005 the E.ON Group set up a contractual trust arrangement ("CTA") for unfunded pension obligations. Contributions were made in 2006. In this regard, plan assets were transferred to Pensionsabwicklungstrust e.V.

The pension obligations of E.ON AG along with the necessary plan assets were transferred to MEON Pensions GmbH&Co. KG through a collective assumption of debt.

Income taxes stated for 2006 and 2005 include corporate income tax and non-periodic taxes for prior years. Nonrecurring income from corporate tax credits for past assessment periods had a positive impact on income taxes in the 2006 financial year.

Income Statement of E.ON AG (Summary)

€ in millions	2006	2005
Income from equity interests	3,710	6,745
Interest income (net)	-539	-512
Other expenditures and income (net)	-581	-226
Income from continuing operations before income taxes and minority interests	**2,590**	**6,007**
Income taxes	-18	-1,014
Net income	**2,572**	**4,993**
Net income transferred to retained earnings	-362	-379
Net income available for distribution	**2,210**	**4,614**

At the Annual Shareholders Meeting on May 3, 2007, management will propose that net income available for distribution be used to pay a cash dividend of €3.35 per share, a 22 percent increase. Our solid earnings development enables us to pay out a higher dividend for the eighth year in a row. We believe this makes E.ON stock even more attractive to investors.

The complete Financial Statements of E.ON AG, with the unqualified opinion issued by the auditors, PricewaterhouseCoopers Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Düsseldorf, will be announced in the electronic *Bundesanzeiger*. Copies are available on request from E.ON AG and at www.eon.com.

Further Information

The capital stock shall total €1,799,200,000.00 and consist of 692,000,000 bearer shares without nominal value.

Pursuant to the Company's Articles of Association, the Board of Management shall consist of at least two members; the Supervisory Board shall decide on the number of members as well as on their appointment and dismissal. The Supervisory Board shall appoint members to the Board of Management for a term not exceeding five years; a member may be appointed for another term of office or the term of office of a member may be extended for an additional term not exceeding five years (for further details see Section 84, Paragraph 1, Sentence 1 to 4 of the German Stock Corporation Act and Section 31, Paragraph 2 to 5 and 33 of the German Codetermination Act of 1976). If more than one person is appointed as member of the Board of Management, the Supervisory Board may appoint one of the members as Chairperson of the Board of Management (Section 84, Paragraph 2 of the German Stock Corporation Act). If the Board of Management does not have the required number of members, in the event of an urgent matter, the court shall make the necessary appointment upon petition by a concerned party (Section 85, Paragraph 1, Sentence 1 of the German Stock Corporation Act).

The Supervisory Board may revoke the appointment of a member of the Board of Management and the Chairperson of the Board of Management for serious cause (for details see Section 84, Paragraph 3, Sentence 1 and 2 of the German Stock Corporation Act).

Pursuant to the Company's Articles of Association, the resolutions of the Shareholders Meeting shall require a simple majority and, in cases where a majority of the share capital is required, a simple majority of the share capital, unless the law or the Articles of Association explicitly prescribe otherwise. The Company's Articles of Association make use of the option allowed under the law to set forth a different capital majority for amendments to the Articles of Association from that prescribed by the law. As a rule, the law stipulates that any amendment to the Articles of Association shall require a majority of three-quarters of the share capital represented at the passing of the resolution (Section 179, Paragraph 1 and 2 of the German Stock Corporation Act). A three-quarters majority of the share capital represented is required in the case of an amendment of the corporate purpose of the stock corporation and in the case of capital increases (including increases of the authorized capital) if shareholders' subscription rights are excluded.

The Supervisory Board is authorized to decide by resolution on amendments to the Articles of Association that affect only their wording (Section 24 of the Articles of Association). Furthermore, the Supervisory Board is authorized to revise the wording of Section 3 of the Articles of Association after complete or partial consummation of the increase of the share capital in accordance with the respective utilization of the authorized capital and—if the authorized capital has not been utilized at all or not completely by April 27, 2010—after the expiration of the authorization period. Furthermore, the Supervisory Board is authorized to adapt the wording of Section 3 of the Articles of Association according to the utilization of the conditional capital.

Pursuant to a resolution of the Shareholders Meeting of May 4, 2006, the Board of Management is authorized, until November 4, 2007, to acquire own shares up to a total of ten percent of the share capital. The shares acquired and other own shares that are in possession of or to be attributed to the Company pursuant to Sections 71a et seq. of the German Stock Corporation Act must altogether at no point account for more than ten percent of the share capital. At the discretion of the Board of Management, the acquisition may be conducted (1) through a stock exchange, (2) by means of a public offer directed at all shareholders, (3) by means of a public offer for the exchange of liquid shares, which are admitted to trading on an organized market within the meaning of the German Securities Acquisition and Takeover Act, against shares of the Company, or (4) by using derivatives. Besides selling shares via the stock exchange or by making an offer connected with the granting of subscription rights, the Board of Management is authorized, subject to the approval of the Supervisory Board, to sell shares while excluding the subscription right of the shareholders. This is possible, inter alia, if the shares are sold against cash consideration if the selling price is not significantly lower than the stock exchange price of the Company's shares at the time of the sale (Section 186, Paragraph 3, Sentence 4 of the German Stock Corporation Act), and against contributions in kind, particularly in the context of mergers or the acquisition of companies, business units, shareholdings, and other assets. Furthermore, the shares may be used to satisfy the rights


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of creditors of debentures with conversion or option rights and/or conversion obligations issued by the Company or by its group companies; furthermore, the shares may be offered for acquisition or transferred to individuals employed by the company or an enterprise affiliated with it. The authorizations may be exercised once or several times, in full or partial amounts. The Board of Management is furthermore authorized to redeem the aforementioned shares. The Company and its affiliated companies hold a total of 32,402,731 own shares (as of December 31, 2006).

Pursuant to Section 3, Paragraph 2 of the Articles of Association, the Board of Management is, subject to the approval of the Supervisory Board, authorized to increase the Company's share capital until April 27, 2010, by up to €540,000,000 by issuing new bearer shares with no-par value against contribution in cash and/or in kind once or several times (authorized capital pursuant to Section 202 et seq. of the German Stock Corporation Act). See page 151 of the Notes to the Consolidated Financial Statements for more information about authorized capital.

Pursuant to a resolution of the Annual Shareholders Meeting of April 30, 2003, the Board of Management is authorized, subject to the approval of the Supervisory Board, to issue, once or several times, bonds with conversion or option rights for shares of E.ON AG with a maximum maturity of 20 years from issue. The aggregate face value of the bonds must not exceed €5,000,000,000. The aggregate face value of the shares to be granted in the event of conversion or option rights from this authorization being issued is €175,000,000 at the most. The bonds may also be issued in exchange for contributions in kind if the value of these contributions in kind is at least equivalent to the issue price. In the event of convertible bonds being issued, the holders shall be granted the right to convert their bonds into shares of E.ON AG pursuant to the terms and conditions of the bonds. The bonds may also provide for an obligation to convert. In the event of option-right bonds being issued, the holders shall be granted the right to convert their bonds into shares of E.ON AG pursuant to the terms and conditions of the bonds. The terms and conditions of the convertible bonds or options shall provide for dilution protection clauses in the event of the Company increasing the capital stock by granting subscription rights to their shareholders or issuing further convertible or option right bonds or granting other option rights during the conversion or option period and the holders of conversion or option rights not being granted subscription rights to the extent to which they would have been entitled after exercising their conversion or option rights. The Board of Management is authorized, subject to the approval of the Supervisory Board, to exclude the shareholders' right of subscription to the bonds with conversion or option rights for shares of E.ON AG. However, the authorization to exclude subscription applies only to bonds with conversion or option rights (or conversion obligations) for shares with a pro-rata amount of, in the aggregate, up to ten percent of the capital stock at the time of the issue of the bonds with conversion or option rights (or conversion obligation) and only insofar as, on the one hand, the authorized capital pursuant to Section 3, Paragraph 3, of the Company's Articles of Association and, on the other hand, the right to sell own shares acquired under an authorization as per Section 71, Paragraph 1, Item 8 of the German Stock Corporation Act have not been used (exclusion of the shareholders' subscription right in both cases as per Section 186, Paragraph 3, Sentence 4 of the German Stock Corporation Act). Moreover, the Board of Management is authorized, subject to the approval of the Supervisory Board, to exclude the shareholders' right of subscription to the bonds with conversion or option rights for shares of E.ON AG if bonds are issued in exchange for contributions in kind and the exclusion of the subscription right is in the prevailing interest of the Company and thus of its shareholders. To the extent the Board of Management does not make use of its authorization to exclude subscription rights, it is authorized to except fractional amounts resulting from the subscription ratio from the shareholders' subscription right and to also exclude the subscription right insofar as it is necessary to grant the holders or creditors of conversion or option rights (or conversion obligations) a subscription right for shares of E.ON AG to the extent to which they would be entitled after exercising their conversion or option rights or because of conversion obligations.

The Company's capital stock shall be conditionally increased by up to €175,000,000 (see page 151 of the Notes to the Consolidated Financial Statements).

The decision of the Spanish Ministry for Industry, Tourism, and Trade dated November 3, 2006, on the appeal filed by E.ON Zwölfte Verwaltungs GmbH against the resolution of Spain's National Energy Commission ("CNE") dated July 27, 2006, contains the following condition: if during the term of ten years from the performance of the effective acquisition of Endesa, a company should acquire or attempt to acquire directly or indirectly a percentage of share capital or voting rights greater than 50 percent of E.ON, E.ON shall notify the CNE, which after the relevant proceedings shall be able to modify the content of the decision approving E.ON's participation in Endesa's share capital. The revision, considering that there are reasons to believe that such change in ownership may negatively affect the general interest in the energy industry, may imply the obligation on the part of E.ON to sell all of the Endesa shares owned directly or indirectly by E.ON to a third party, which will have to be authorized by the CNE.

In accordance with standard market practice in comparable contracts, the credit and guarantee facilities ("Avales") (for further information please refer to Note 24 to the Consolidated Financial Statements) contain change-of-control clauses that give the creditor the right of cancellation.

The ministerial approval of the German Federal Minister of Economics and Technology dated July 5/September 18, 2002, on the proposed mergers of E.ON/Gelsenberg and E.ON/Bergemann contains the following condition: at the direction of the Federal Ministry of Economics and Technology, E.ON must sell all shares in Ruhrgas AG held by it or affiliated companies to a third party if another company acquires a voting-rights or share-capital majority in E.ON and the acquirer gives reasonable cause for concern that the Federal Republic of Germany's energy-policy interests will be negatively affected. The acquirer of Ruhrgas shares requires the prior approval of the Federal Ministry of Economics and Technology; such prior approval may be denied only if the acquirer gives reasonable cause for concern that the Federal Republic of Germany's energy-policy interests will be negatively affected. This obligation is valid for a period of ten years after the mergers' consummation.

Employees

At year end 2006, the E.ON Group had 80,612 employees worldwide, as well as 235 *board* members and managing directors and 2,574 apprentices. Our workforce increased by 1,042 employees, or 1.3 percent, compared with year end 2005. Staff increases at our U.K. market unit constituted the main factor.


Employees[1]
December 31, 2006
December 31, 2005
Central Europe
43,546
44,476
Pan-European Gas
12,417
13,366
U.K.
15,621
12,891
Nordic
5,693
5,424
U.S. Midwest
2,890
3,002
Corporate Center
445
411
Total
80,612
79,570
Discontinued operations[2]
473
840
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000

[1]Figures do not include apprentices, managing directors, or board members.
[2]WKE and, effective December 31, 2005, E.ON Finland.

The decline in Central Europe's workforce results primarily from integration measures and efficiency enhancements in Central Eastern Europe.

Efficiency-enhancement measures at E.ON Gaz România were the main factor in the workforce reduction at Pan-European Gas.

The increase in U.K's workforce is mainly attributable to the further additions in customer service staff and increased hiring of technical personnel at the electric distribution and metering businesses.

The increase in Nordic's workforce is primarily due to additional staff in retail sales and the network business.

The decline in U.S. Midwest's workforce is mainly due to the sale of operating contracts of a service company in the non-regulated business.

Wages and salaries including social security contributions and pensions totaled about €4.6 billion in 2006 compared with €4.2 billion in 2005.

Overview of the Compensation Systems for the Board of Management and Supervisory Board

We have compiled a Compensation Report for the 2006 financial year which provides an overview of the compensation systems for the Board of Management and Supervisory Board and each board member's compensation within the E.ON Group. The report applies the regulations of the German Commercial Code amended to reflect the Management Board Compensation Disclosure Law as well as the principles of the German Corporate Governance Code. The Compensation Report, which is to be considered part of this Combined Group Management Report, can be found in the Corporate Governance Report on pages 195–200 and therefore does not appear here. Information about board compensation for E.ON AG is shown in the Notes to the Financial Statements of E.ON AG.

Research and Development ("R&D")

In 2006 E.ON took decisive action for its R&D to promote the introduction of new technologies. Our wide range of R&D activities aims to enhance energy efficiency, conserve resources, and improve economic efficiency.

R&D expenditures totaled €27 million in 2006 against €24 million in the prior year. E.ON spent an additional €30 million on demonstration projects. Overall, 175 employees work in R&D at the E.ON Group: 70 at Central Europe, 45 at U.K., 30 at Pan-European Gas, 25 at Nordic, and 5 at U.S. Midwest. In addition, E.ON has two engineering companies outside its operating business—E.ON Engineering und Power Technology—that provide engineering services to the group and to external clients. Together, these companies have 935 employees.

E.ON also provides financial support to universities for basic research. In 2006 we partnered with RWTH Aachen University to found the E.ON Energy Research Center ("EERC"), to which E.ON will provide a total of €40 million in funding over the next ten years. The EERC's focus areas will complement the university's current energy research program. It will have five endowed chairs dedicated to systematic research into power generation and storage systems, automation of complex power systems, applied geophysics and geothermal energy, efficient energy use in buildings, and the future needs of energy consumers. In addition, E.ON provides about €11 million in financial support to universities in the United States, the United Kingdom, and Sweden. As part of an international grant program, an additional €60 million will be invested in research into special energy issues over the next ten years.

Innovative technologies are the backbone of our company. In 2006 we launched a groupwide technology offensive called innovate.on under which we intend to make substantial investments—that go beyond those already mentioned—in large-scale demonstration projects for new technologies. Going forward, we will continue to focus on promising key technologies that will help us meet the challenge of delivering an economically priced, environmentally friendly, and secure supply of energy. Once developed in our R&D programs, processes are put into practical application.

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Examples of our R&D projects in 2006:

- At E.ON's Scholven power station, we operate COMTES 700, the world's largest test facility for large components made of new high-temperature materials. The goal of the tests is to raise operating temperatures to above 700 degrees Celsius as part of the effort to design a coal-fired power plant with a thermal efficiency of more than 50 percent.
- We participate in FutureGen, a U.S. project to develop the first large-scale integrated gasification combined cycle power plant with carbon capture and storage ("CCS"). The 275 MW_{el} plant is expected to enter service in 2012. E.ON also continues with plans to develop an integrated gasification CCS power plant in Lincolnshire, England, by 2012.
- In conjunction with Siemens we are developing and testing the world's most efficient gas turbine, a 340 MW_{el} unit at Irsching power station. When the test phase is completed, E.ON Energie plans to acquire the prototype and modify it to create a 530 MW combined cycle gas turbine that is 60 percent energy efficient.
- We are testing the first 5 MW wind turbine in Cuxhaven, Germany, for use in future offshore wind farms.
- We are developing technology to factor in the current weather situation to make optimum the use of overhead power lines.
- We continue the systematic development of deepwater offshore wind farms.
- We upgrade biogas to create pipeline-quality gas and inject it into the natural gas network.



Corporate Social Responsibility ("CSR")

In addition to our business success, we are increasingly recognized as a CSR pacesetter in our industry. We believe that it's only by managing our company responsibly that we gain acceptance for our business model among key stakeholder groups, thereby laying the groundwork for sustaining our business success into the future. CSR is therefore an integral part of our corporate culture and business processes. Our CSR objectives and policies are documented in guidelines prepared by our CSR Council and approved by the E.ON Board of Management. The CSR Council is composed of senior managers from all our market units, professional staff from departments in the Corporate Center, and employee representatives. The council monitors compliance with the guidelines and supports the E.ON Board of Management in identifying groupwide CSR focus areas and setting objectives. CSR coordinators in the Corporate Center and all the market units oversee the implementation of CSR programs and compare E.ON's CSR performance with the expectations of individual stakeholder groups.

Our aim is to be a global leader in the power and gas industry in the following CSR areas by 2008:

- Climate protection and energy efficiency.
  In 2006 we partnered with RWTH Aachen University to found the E.ON Energy Research Center and launched a technology offensive called innovate.on. Our objectives are to use new technology to enhance the efficiency and reduce the emissions of existing power plants and to further integrate renewables into the energy supply. In October 2006 we held an environmental conference at which E.ON experts and senior management met to share the best solutions for achieving these objectives. The solutions include the construction of the world's most efficient coal-fired power plant at a location in Germany, the planning of a clean-coal power plant in England, and substantial investments in wind power.
- Corporate citizenship in the communities and regions where we operate.
  The purpose of our "Energy for Children" initiative is to increase our groupwide support for childcare facilities and elementary schools. The initiative is based on long-term partnerships designed to help create institutions worldwide that offer children holistic care and education and serve as models in their communities. Important aspects of the initiative include regular knowledge-sharing between institutions, the personal involvement of our employees, investments to make these facilities more energy efficient, and learning programs to enhance children's' energy, environmental, and safety awareness.
- Transparent communication of our economic, environmental, social achievements.
  In July 2006 E.ON published its first groupwide CSR report according to the international guidelines of the Global Reporting Initiative. It contains our CSR strategy and an action plan for achieving our objectives. Our enhanced CSR reporting enabled us to climb to 25th position in AccountAbility's international rating of Fortune 100 companies. We moved up 41 positions, the biggest improvement of any company in the rating.

The theme of our new CSR report, to be published in May 2007, is "Changing Energy." It will portray how E.ON is shaping change in global energy markets, thereby recognizing potential risks early on. Our most recently published report and other information about CSR are available at www.eon.com.

Subsequent Events

At the end of 2006, Thüga agreed with EnBW Energie Baden-Württemberg AG ("EnBW") to sell the shares it owns in GSW Gasversorgung Sachsen Ost Wärmeservice GmbH & Co. KG (76.5 percent), GSW Gasversorgung Sachsen Ost Wärmeservice Verwaltungsgesellschaft mbH (76.5 percent), EnSO Energie Sachsen Ost GmbH (14.5 *percent*) and Erdgas Südwest GmbH (28.0 percent) to EnBW Group companies. The transfer of the shares is to take place in the first quarter of 2007.

On January 14, 2007, a storm in southern Sweden caused substantial damage to the electricity distribution grid in some areas. Approximately 170,000 E.ON customers ended up without power, some for extended periods. The costs of repair work and compensation of customers is currently estimated at €95 million. The costs resulting from the storm will not affect adjusted EBIT as this event was exceptional in nature.

On February 2, 2007, E.ON submitted to the Spanish stock market regulator CNMV as part of the sealed-envelope process its final offer price of €38.75 per ordinary share and American depository receipts for the announced acquisition of Endesa S.A. This corresponds to a total consideration of €41 billion for 100 percent of Endesa. In this connection, E.ON has established an additional credit facility to finance the higher offer, which in combination with the existing €37.1 billion facility amounts to a total credit volume of €41 billion. The new offer price per share represents a premium of 109 percent over the price of Endesa's shares on September 2, 2005, the last trading day before the announcement of the former competing Gas Natural offer. If Endesa S.A. distributes any dividends to its shareholders prior to completion of the transaction, the offer price of €38.75 per share will be reduced accordingly. The E.ON tender offer is *subject* to the following conditions:

a) E.ON acquires at least 529,481,934 shares of Endesa, representing 50.01 percent of its capital stock, through the tender offer.

b) The shareholders of Endesa vote in favor of the following amendments of the by-laws at Endesa's Extraordinary General Shareholders' Meeting: amendment of Article 32 of the by-laws in order to eliminate the limitation of voting rights; amendment of further articles of the by-laws in order to remove the requirements concerning the composition of the Board of Directors and the qualifications on the appointment of a director or a chief executive officer.

On February 6, 2007, the CNMV officially authorized this final E.ON offer, and the Board of Directors of Endesa has stated its position in favor of the offer. The Endesa board further resolved to convene an Extraordinary General Shareholders' Meeting to be held on March 20, 2007, at which the removal of the aforementioned by-law provisions will be voted on. The CNMV has set March 29, 2007, as the end date of the offer period.



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In the normal course of business, we are subject to a number of risks that are inseparably linked to the operation of our businesses. To manage these risks, we use a comprehensive risk management system that is embedded in our business and decision-making processes. Key components of the system include our standardized, groupwide strategy, planning, and controlling processes, groupwide guidelines and reporting systems, and groupwide risk reporting. Our risk management system is designed to enable management to recognize risks early and take the necessary countermeasures. Furthermore, we continually review our groupwide planning, controlling, and reporting processes to ensure they remain effective and efficient.

As required by law, the reliability of our risk management system is checked regularly by Internal Audit and our external auditors.

The E.ON Group, and thus E.ON AG, is exposed to the following categories of risk:

Operational Risks

Technologically complex production facilities are involved in the production and distribution of energy. Operational failures or extended production stoppages of facilities or components of facilities could negatively impact our earnings. The following are among the comprehensive measures we take to address these risks:

- systematic employee training and qualification programs
- further refinement of our production procedures and technologies
- regular facility and network maintenance.

Should an accident occur despite the measures we take, we have a reasonable level of insurance coverage.

Financial Risks

During the normal course of business, E.ON is exposed to interest rate, currency, and counterparty risks as well as electricity, natural gas, coal, oil, and carbon price risks. The instruments used to hedge and/or manage these risks are described in detail in the Notes to the Consolidated Financial Statements. Furthermore, there are potential risks due to possible changes in the value of securities. These risks are managed by appropriate fund management. We carry out both short-term and long-term financial planning to monitor and manage liquidity risks.

External Risks

Our market units operate in an international market environment that is characterized by general risks relating to the business cycle and competition. Our power and gas business is exposed to price and sales risks on liberalized markets. Our comprehensive sales monitoring system and intensive customer management minimize these risks.

The political, legal, and regulatory environment in which the E.ON Group does business is a source of additional external risks. Changes to this environment can lead to considerable uncertainty with regard to planning.

- The German Federal Ministry for Economics and Technology is considering whether to massively broaden its oversight over anticompetitive behavior in the electricity, natural gas, and district heating sectors. Under debate is a proposal that companies that, singly or jointly, have a dominant market position in these markets would in the future not be able to demand charges, components of charges, or other terms of business that are less favorable than those of companies in comparable markets, even when the deviation is not significant. Another proposal is that charges may no longer exceed costs to an inappropriate degree. E.ON believes that the implementation of these proposals would significantly impede competition in Germany's energy market. The effects on E.ON cannot be quantified at this time.

- As part of an anticompetitive practices case, the German Federal Cartel Office ("FCO") is investigating the treatment of CO_2 emissions allowances as a cost factor in the price of electricity. A fundamental principle of emissions trading is that treating emissions allowances as a cost factor provides an incentive to reduce CO_2 emissions. The FCO is currently investigating whether it is an anticompetitive practice to factor CO_2 emissions allowances into the price of electricity although the allowances were allocated at no cost.
- In January 2007 the EU Commission's Directorate-General for Competition put forward a comprehensive package of energy policy proposals. It can be anticipated that these proposals will result in legislative initiatives designed to enhance climate protection efforts, promote the implementation of energy-efficiency measures, and further stimulate competition. At this time, the effects of such legislative initiatives on our business cannot be predicted. Under discussion is a proposal to improve competition by requiring ownership unbundling of energy networks from the other segments of the energy business. We consider this infringement of ownership to be illegal, although we are unable at this time rule it out. As an alternative to ownership unbundling, the EU Commission has proposed the establishment of independent system operators to be responsible for key aspects of network operation without actually owning the networks. This alternative, however, also represents an infringement of our ownership.

IT Risks

The operational and strategic management of the E.ON Group relies heavily on complex information technology. Our IT systems are maintained and optimized by qualified E.ON Group experts, outside experts, and a wide range of technological security measures. In addition, the E.ON Group has in place a range of technological and organizational measures to counter the risk of unauthorized access to data, the misuse of data, and data loss.

Management's Evaluation of the Risk Situation

During the course of the year, new areas of focus have emerged in the E.ON Group's risk structure, mainly due to the above-mentioned external risks relating to the political, legal, and regulatory environment. Consequently, our risk situation developed differently compared with the prior year. We do not currently perceive any risks in the future that would threaten the existence of the E.ON Group or individual market units.

Economic Situation

The German Council of Economic Experts ("GCEE") predicts that the global economy will expand at a slightly slower pace in 2007. Expansion in Europe and emerging economies in Asia will continue, whereas it will slacken in the United States and Japan. A less favorable monetary environment and the resulting weakening of private investment are the main negative factors in the United States. The GCEE expects U.S. gross domestic product ("GDP") to expand by 2.5 percent in 2007.

The eurozone monetary environment has also worsened, which is expected to result in less dynamic investment activity. Nevertheless, increased employment in conjunction with a rise in consumer confidence are seen as signs that the eurozone's economic upswing will continue. Eurozone GDP growth is forecast at 2.3 percent.

The GCEE also forecasts consumption-driven growth for the United Kingdom. With higher interest rates expected to dampen investment activity here, too, U.K. GDP growth is forecast at 2.6 percent. The economic upswing is expected to continue in Scandinavia and Eastern Europe, driven by increased private consumption resulting from the good employment situation.

Germany's economy is expected to lose momentum in 2007. Domestic demand is expected to be weaker due to the loss of buying power caused by the increased VAT along with the absence of residential construction undertaken in 2006 in advance of the VAT increase. Due to the slower pace of global economic expansion, German exports are also likely to show less dynamic growth and thus make a smaller contribution to the country's overall economic growth. The GCEE expects Germany's economy to expand by 1.8 percent in 2007.

Energy Industry

Three considerations dominate the energy industry: economic efficiency, security of supply, and environmental protection. On one hand, the oil dispute between Belarus and Russia and its impact on the energy supply situation in other countries served to draw greater attention to the importance of energy security. On the other, the debate about the allocation of CO_2 emission allowances in Europe underscored the importance of establishing a transparent and properly designed emission trading scheme as a mechanism for enhancing environmental protection.

Despite the slight decline in energy prices, industry observers predict that prices will remain at high levels for the foreseeable future. The International Energy Agency made a significant upward correction to its long-term oil price projection compared with last year. The reason for the correction is that the oil price increases of the last three years have not had the same negative impact on the global economy that they had in the 1980s. In many applications, natural gas and oil products are competing fuels, so their prices will likely continue to move in tandem in the future. As for coal, increased production combined with increased demand is expected to result in stable price development over the long term, leading to a wider spread between coal and oil prices.

Substantial uncertainty currently surrounds forecasts of CO_2 emission allowance prices. The future development of prices depends primarily on how restricted the allocation of allowances is. The long-term development of carbon prices will be determined by the way emissions trading is handled on a global scale.

Due in large part to a variety of European subsidy programs, renewable energies are playing an increasingly important role and continually increasing their share of the energy supply.

The global supply of uranium is secure, access to it is good, and uranium has a high energy content. These three factors serve to underscore nuclear power's role in energy supply and its contribution to energy security. Furthermore, as a emission-free energy source, nuclear power is a significant factor in Europe's ability to achieve its emission-reduction targets under the Kyoto Protocol. In the EU, these aspects are receiving considerable attention in the policymaking debate about nuclear energy and have led some countries to extend the operating lives of existing nuclear power stations and to build new ones.

Planned Takeover of Endesa

In early February 2007 the Spanish stock market regulator approved, as part of the sealed-envelope process, our final offer price of €38.75 per ordinary share and ADR for the announced acquisition of Endesa S.A. This corresponds to a total consideration of €41 billion for 100 percent of Endesa. The following forecasts for the 2007 financial year do not reflect the possible effects of the planned takeover because a result of the public tender offer is expected in April at the earliest.

Employees

The E.ON Group's workforce is expected to increase slightly (by approximately 1,200 employees) by year end 2007, with the growth coming primarily at the U.K. market unit's Energy Services and Energy Wholesale businesses.

Earnings

The 2006 financial year was the last financial year for which E.ON AG's Consolidated Financial Statements were prepared in accordance with U.S. GAAP. Effective January 1, 2007, we apply International Financial Reporting Standards ("IFRS"), which deviate substantially from U.S. GAAP in a number of respects. For this reason, the following statements refer to E.ON's adjusted EBIT performance under IFRS. However, until we publish complete Consolidated Financial Statements under IFRS for the year ended December 31, 2007, this earnings information will remain preliminary due to possible changes to individual reporting standards.

Based on the current, preliminary result of the conversion process, we expect the E.ON Group's 2006 adjusted EBIT under IFRS to be slightly above the figure disclosed under U.S. GAAP. Deviations in the two earnings figures resulting from the conversion to IFRS relate mainly to:

- the valuation of inventory
- the measurement of provisions
- the accounting for U.S. regulatory assets and liabilities
- the exercise of options provided for in the first-time application of IFRS.

The adoption of IFRS will have the following effect on the market units' adjusted EBIT compared with the published 2006 U.S. GAAP amounts: there will be no material changes for Central Europe and U.K. Adjusted EBIT at Pan-European Gas and U.S. Midwest will be significantly higher, whereas Nordic's adjusted EBIT will be significantly lower.

For 2007 we expect the E.ON Group's adjusted EBIT to again be slightly higher. However, not all market units will contribute equally to the improvement, in part due to the conversion effects described above. From today's perspective, we also anticipate a slight increase in net income in 2007. However, the development of net income will, in particular, be influenced by the marking to market of derivatives at year end.

The earnings forecast by market unit is as follows:

Based on 2006 adjusted EBIT, which reflects considerable negative effects from regulatory intervention in the network business on the one hand and operating improvements and positive nonrecurring effects on the other hand, we expect Central Europe's 2007 adjusted EBIT to be slightly above the prior-year figure. For 2007 Central Europe aims to offset the ongoing negative effects of regulatory intervention in the power and gas network business with operating improvements, including improvements in other parts of its business.

We expect Pan-European Gas's adjusted EBIT for 2007 to be below the figure for 2006. The up-/midstream business experiences negative effects from oil and gas price developments, temperature-sensitive demand at the beginning of the year, and declining earnings from the valuation of gas storage utilization. These effects will be mitigated by earnings improvements in the downstream business, particularly due to the absence of nonrecurring charges relating to the regulation of network charges in Germany and higher adjusted EBIT contributions at our shareholdings in Hungary.

The 2007 adjusted EBIT of the U.K. market unit is expected to be broadly in line with 2006. This follows a significant increase in adjusted EBIT from 2005 to 2006. The key challenges facing the business during 2007 will be optimizing value from our assets in a volatile commodity market and delivering value from our distribution assets. E.ON UK announced in January 2007 that domestic energy prices will be reduced as a result of decreasing wholesale energy prices confirming the business's intent to provide value to its customers.

We expect Nordic's adjusted EBIT for 2007 to be significantly above the level of 2006. Earnings development will be positively affected by higher volumes in both hydropower and nuclear production as well as by higher electricity prices.

E.ON U.S. expects 2007 adjusted EBIT to be below 2006 due to lower gas margins as a result of the timing of gas cost recoveries from customers.

Investments

Our investment plan is fully in line with our strategy of cementing and expanding our leading positions in the power and gas market. E.ON plans to invest a total of approximately €9.1 billion in 2007. About €7.2 billion, or 80 percent, is earmarked for property, plant, and equipment, in particular to enhance security of supply.

About €2.4 billion of investments in property, plant, and equipment will serve to maintain and replace existing generation assets. In addition, €1.8 billion will go towards modernizing and maintaining power and natural gas transport and distribution networks. About €3 billion will be invested in building additional generating capacity, expanding power and gas networks, enlarging gas storage capacity, and in gas production fields.

2007 Investment Plan

Percentages — Total: €9.1 billion


40 Central Europe
25 Pan-European Gas
15 U.K.
11 Nordic
9 U.S. Midwest

Security of Supply

A large portion of our planned investments will serve to enhance security of supply. For example, we intend to systematically renew and expand our generating capacity in all of our market units. We will also make substantial investments in maintaining, expanding, and modernizing our power and natural gas networks. We plan to build up our own natural gas production assets in the North Sea and Russia in order to secure the supply of natural gas to our European target markets for the long term and at competitive conditions. In addition, we will expand Europe's natural gas infrastructure (one example is the Nord Stream pipeline across the Baltic Sea). We also intend to enter the LNG business.


33.33 kWh for getting straight to the top

These measures are aimed at ensuring that our customers continue to have a reliable supply of electricity and natural gas well into the future.

Opportunities

Positive developments in prime-interest rates, foreign-currency rates, and market prices for commodities such as electricity, natural gas, coal, oil, and carbon can create opportunities for our operations. In addition, continued positive development of market prices can create opportunities relating to the securities we own.

Periods of exceptionally cold weather—very low average temperatures or extreme daily lows—in the fall and winter months can create opportunities for us to meet higher demand for electricity and natural gas. Periods of exceptionally hot weather in the summer months can create opportunities for our U.S. Midwest market unit to meet the greater demand for electricity resulting from increased air conditioning use.

In addition, the further optimization of our procurement portfolio through commodity trading can create potential opportunities. In view of market developments in the United Kingdom and Continental Europe, trading at European gas hubs can create additional sales and procurement opportunities. The ongoing optimization of natural gas transport and storage rights could yield additional opportunities.

The E.ON procurement network enables us to achieve considerable scalar effects by aggregating procurement volume and to reduce costs by transferring best practices groupwide. In particular, the optimization of technical specifications for procurement amounts and the use of proven, uniform procurement processes and instruments can yield cost advantages

Our investment policy is aimed at strengthening and enlarging our leading position in our target markets and at systematically seizing opportunities, including opportunities in future markets.

Overall, we expect the E.ON Group to have another solid financial year in 2007. From today's perspective, we are unable to issue a reliable forecast for 2008 due to uncertainty surrounding economic, foreign-currency, regulatory, technological, and competition-related developments.

This Combined Group Management Report contains certain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON's public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON's Annual Report on Form 20-F) and in Endesa's public reports filed with the CNMV and with the SEC (including Endesa's Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Thanks to our targeted growth and integration strategy, E.ON is today Europe's leading integrated power and gas service provider.

The foundation of our industry leadership is our integrated business model with sustainable operations along the entire value chain.

- We're vertically integrated, with operations upstream (power generation and natural gas production), midstream (wholesale), and downstream (end-customer supply), enabling us to optimize our business while at the same time managing risks.
- We're horizontally integrated in order to leverage power-gas convergence (in particular due to the increasingly important role natural gas plays in power generation and in end-customer supply), providing us with synergy and growth potential.
- The expansion of the European Union ("EU") and the regional integration of our operations offer additional growth potential and, increasingly, opportunities to optimize our risk position and asset portfolio.

E.ON is therefore superbly positioned to meet the new challenges of Europe's changing energy marketplace. We're well on our way to realizing our vision of becoming the world's leading power and gas company.

Changes to Europe's Energy Markets

The EU is moving forward with the integration of Europe's power and gas markets.

E.ON welcomes these efforts and in 2006 launched a comprehensive strategy project to find answers to these challenges, seize opportunities, and rapidly identify and avert potential disadvantages. In view of Europe's ongoing public debate about energy prices, we've already put in place a number of rapid-response measures.

One example is an initiative to stimulate competition in Germany's power and natural gas market. We've pledged to ensure the rapid connection of power plants built by competitors in our network territory. We believe this will help to spur the construction of new generating capacity and increase Germany's supply of electricity. We also intend to improve the power transfer situation with neighboring countries by increasing Germany's cross-border transfer capacity by about 1,000 megawatts ("MW") in the near term. At the same time, we're further expanding our transmission system, creating considerable additional capacity for cross-border power transfer. This important infrastructure will help propel European power trading into a new dimension.

To enhance the liquidity and transparency of power trading, E.ON supports efforts to combine Europe's national power exchanges into a Europe-wide power trading marketplace. Trading volume is increasing continually at Europe's power exchanges. In April 2006 we began providing all market participants with information about the next-day availability of our generation capacity in Germany. This important information helps them forecast the electricity supply situation.

E.ON introduced customer choice for all its natural gas customers in Germany prior to October 1, 2006, the date on which the country's new network access regulations took effect. Other gas providers may supply residential and small-business customers with natural gas in the service territories of all of E.ON's regional distribution companies and Thüga's wholly owned municipal utilities. The gas will continue to come from the incumbent supplier, but the customer will have a supply contract with the new provider. In order to further stimulate natural gas trading, in October E.ON launched its own Internet trading portal for northern Germany and is holding talks with energy exchanges.

In tandem with these measures, E.ON will invest to expand pipeline capacity between Germany's borders and the notional trading point, particularly in areas where excess capacity has remained at below 10 percent for some time and where excess capacity exists on the other side of the border. This will create opportunities for new providers to supply natural gas in Germany. For the next gas supply year, E.ON will reduce to two its market areas for natural gas: one for high-caloric natural gas (H gas) and one for low-caloric natural gas (L gas). This will create a national market area in which large quantities of natural gas can be made available from all of Germany's key international suppliers. Its future high liquidity will be particularly attractive to transport customers and traders.

These rapid-response measures underscore our conviction that there's only one effective strategy against higher energy prices: the swift and comprehensive integration of Europe's energy markets combined with even more competition. We believe that this will benefit our customers more than further regulatory intervention.

New Markets

Russia
We are considering whether to invest in the Russian power market.

Southeast Europe
We are analyzing privatization opportunities in Southeastern Europe.

Italy
We are expanding our presence to create a significant position in Italy's gas and power market.

Southwestern Europe
The acquisition of Endesa would enable us to enter the Spanish and French markets, as well as Latin America.



Investments in Power Plants and Natural Gas Supply

Europe will need to construct considerable new generation capacity in the next 10 to 15 years. E.ON intends to systematically cement and enlarge its market position by investing in capacity maintenance and growth. As its builds new capacity, the energy industry will face new challenges in terms of efficiency and environmental performance.

Our technology offensive will capitalize on our market strength and deep energy expertise to develop state-of-the-art technologies. As part of this initiative, we'll build the world's most efficient coal-fired power plant, build pilot and demonstration facilities to capture and store carbon dioxide, and expand our renewables capacity by constructing large, deep-water offshore wind farms and facilities to upgrade biogas to pipeline quality and inject it into the natural gas pipeline system.

The modernization and expansion of generation capacity in important markets will be a strategic focus of each of our market units. Central Europe's current strategic plans include expanding its generation portfolio in Western and Eastern Europe and making further investments in its distribution and supply operations for power and gas. The key elements of U.K.'s strategy are to optimize its retail business and to realign its generation portfolio.

Another of E.ON's main strategic objectives is to strengthen pan-European gas supply by investing in natural gas fields and new import pathways. We also intend to enter the LNG business and invest in gas transport and storage infrastructure. We expect that our planned acquisition of a stake in Yushno Russkoye, a Russian natural gas field, and the further expansion of our upstream operations in the British and Norwegian North Sea will play important roles in helping us achieve our long-term strategic objective of sourcing, from our own production assets, 15 to 20 percent of the gas we need. E.ON will therefore remain a pillar of Europe's energy security well into the future.

Entering New Markets

The successful conclusion of the cash offer we made in February 2006 for Endesa, Spain's largest energy utility, would immediately result in E.ON having a leading competitive position in all important regional power and gas markets in Europe. It would also give E.ON a presence in several Latin American countries that have some of the world's fastest-growing energy markets. The resulting scalar advantages and global transfer of best practices represent important competitive advantages in rapidly changing energy markets.

Acquisitions and ongoing privatizations of state-owned companies offer E.ON attractive opportunities to enter markets in which we don't currently operate. We believe that our experience in new markets, particularly our successful market entrance in Eastern Europe, gives us an advantage over our competitors.

After successfully establishing a position in Eastern Europe, we're currently studying whether to enter Russia's electricity market. Russia has for many years been an important E.ON trading partner in our natural gas business. And with an annual consumption of more than 900 terawatt-hours, Russia is the world's fourth-largest electricity market.

We're also looking at investment opportunities in Turkey's electricity market, which will be opened to private investors in late 2007. Turkey intends to privatize regional distribution companies first. We're interested in Turkey's electricity market mainly because of its high growth rate and its proximity to other E.ON markets.

Investment Plan

Our investment plan is fully in line with our strategy of cementing and systematically enlarging our strong market positions. Our focus is on investments in property, plant, and equipment, which will total €22.4 billion. In particular, these investments will serve to further enhance security of supply in our markets. Most will go towards the modernization and new construction of power plants and networks, with €0.9 billion going towards renewable generating assets. We plan to invest €2.9 billion to acquire shareholdings, particularly in natural gas production and in Eastern Europe and Turkey. In addition to our planned investments, we're systematically pursuing the acquisition of Endesa.


2007–2009 Investment Plan
Percentages
Total: €25.3 billion
40 Central Europe
17 Pan-European Gas
20 U.K.
14 Nordic
9 U.S. Midwest

Central Europe plans to invest €11.5 billion between 2007 and 2009, of which 88 percent will be in property, plant, and equipment, mainly in the construction and modernization of power plants. In Germany, in addition to the new power plants we've begun building in Datteln and Irsching, we plan to build a new 1,100 MW hard-coal-fired power plant at our Staudinger facility and a hard-coal-fired test unit with a thermal efficiency of more than 50 percent. Our decision to go forward with the construction of Staudinger 6, however, is subject to the establishment of a reliable energy policy and regulatory environment. E.ON continues to build a highly efficient gas-fired power plant in Italy, a coal-fired power plant at our Maasvlakte site in the Netherlands, and a number of new coal-fired and gas-fired power plants in Eastern Europe. A total of €3.6 billion will be invested in Central Europe's power and gas networks. In Germany alone we will invest about €2.7 billion to maintain and enlarge our network infrastructure. Financial investments of €1.4 billion will serve primarily to expand our market positions in Eastern Europe and Turkey.

Pan-European Gas plans to invest €4.7 billion. The main focus of investments in property, plant, and equipment of €3.4 billion is on expanding gas transport and storage infrastructure and building an LNG terminal in Wilhelmshaven, Germany. Our objective is to make gas procurement more flexible and ensure a high degree of supply security. We will invest €0.8 billion to tap natural gas fields in the North Sea. Financial investments of €1.3 billion will go mainly towards the acquisition of a stake Yushno Russkoye, a natural gas field in western Siberia.

U.K. plans to invest a total of about €4.3 billion, almost all of it in property, plant, and equipment. The focus will be on renewing its generation fleet and modernizing its network infrastructure. We plan to build an efficient coal-fired power plant and a gas-fired power plant to replace generation capacity that will need to be retired in the medium term. U.K. also plans to increase its renewable-source power and heating capacity, particularly in wind power. About €0.2 billion is earmarked for acquiring stakes in wind farm companies.

Nordic plans to invest €2.7 billion in property, plant, and equipment. Investments will go mainly towards improving Nordic's electric distribution networks and modernizing and enhancing the performance of its power plants. Nordic also plans to build a new combined heat and power plant in Malmö and invest in wind power projects.

U.S. Midwest's planned investments of €2.1 billion all go towards property, plant, and equipment. Investments include environmental protection measures at existing power plants and improvements to power and gas networks. The completion of Trimble County 2, a 750-MW coal-fired power plant, is the largest single project.

40 kWh for a night out instead of the night shift





E.ON stock is listed on all German stock exchanges, on the New York Stock Exchange, and on MTA International, a segment of the Italian Stock Exchange. At year end 2006, E.ON stock's weighting in the DAX index of Germany's top blue chips was 9.8 percent, which was the highest weighting in the index. As of December 29, 2006, E.ON was also the leading security in the DAX in terms of market capitalization. E.ON stock is included in all major European stock indices. In the United States, E.ON stock is traded as American depositary receipts ("ADRs"); the conversion ratio between E.ON ADRs and E.ON stock is three to one.


Stock Price at Year End
€ per share
38.45
51.74
67.06
87.39
102.83
100
80
60
40
2002
2003
2004
2005
2006

E.ON Stock Information

Type of shares	Ordinary shares with no par value	
Stock codes	Germany WKN 761 440 ISIN DE 000 761 4406	USA Cusip No. 268 780 103
Stock symbols	Reuters FSE EONG.F Xetra EONG.DE NYSE EON.N	Bloomberg FSE EOA GF NYSE EON US

Weighting of E.ON Stock in Major Indices

As of December 29, 2006	in %
DAX	9.8
Dow Jones EURO STOXX 50	3.4
Dow Jones STOXX Utilities	15.4


Dividend Development
€ per share
1.35
1.60
1.75
2.00
2.35
2.75
3.35
3
2
1
2000
2001
2002
2003
2004
2005
2006

E.ON Stock's Development in 2006

In a strong stock market, E.ON stock advanced 17.7 percent in 2006. Shareholders who reinvested their cash dividends (including the special dividend) saw the value of their E.ON portfolio increase by 26.6 percent in 2006. E.ON thus outperformed Germany's DAX index (which gained 22 percent on the year) and the EURO STOXX index (which gained 18 percent). On the whole, the market for European utility stocks performed strongly in 2006, with the STOXX Utilities index up 39.9 percent.

E.ON Stock's Long-Term Development

Investors who purchased €5,000 worth of E.ON stock (then: VEBA stock) at the end of 1996 and reinvested their cash dividends (including the special dividend in 2006) saw the value of their investment rise to more than €15,359 by the end of 2006. This represents an average annual return of 11.9 percent, higher than Germany's DAX index (which advanced 8.6 percent per year on average over the same period) and the broader European market (the EURO STOXX averaged 10.5 percent growth per year on average). European utility stocks as measured by the STOXX Utilities index averaged 14.0 percent growth per year during the same period.

Investors who purchased €5,000 worth of E.ON stock at the end of 2001 and reinvested their cash dividends (including the special dividend in 2006) saw the value of their investment rise 117.5 percent by the end of 2006. E.ON stock considerably outperformed the German and broader European stock markets, with the DAX index rising by 27.8 percent and the EURO STOXX rising by 21.4 percent over the same five-year period, and slightly outperformed European utility stocks, with the STOXX Utilities rising by 103.5 percent.

Dividend

At the 2007 Annual Shareholders Meeting, management will propose that the cash dividend for 2006 be increased by 22 percent, from €2.75 per share for the 2005 financial year to €3.35 per share for the 2006 financial year. Since the 2001 financial year, the dividend has thus increased from €1.60 to €3.35, which represents an average of 15.9 percent per year. Based on E.ON stock's year-end 2006 closing price, the dividend yield is 3.3 percent and the payout ratio is 50.4 percent based on adjusted net income.


E.ON Ten-Year Stock Development versus German and European Stock Indices
Percentages
E.ON Stock Portfolio
DAX
EURO STOXX
STOXX Utilities
250
200
150
100
50
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

E.ON Stock Key Figures[1]

€ per share	2002	2003	2004	2005	2006
Earnings from net income	4.26	7.11	6.61	11.24	7.67
Earnings from adjusted net income[2]	-	-	-	5.52	6.65
Dividend	1.75	2.00	2.35	2.75	3.35
Dividend payout (€ in millions)	1,142	1,312	1,549	4,614[3]	2,210
Twelve-month high	59.97	51.74	67.06	88.92	104.40
Twelve-month low	38.16	34.67	49.27	64.50	82.12
Year-end closing price	38.45	51.74	67.06	87.39	102.83
Number of shares outstanding (in millions)	652	656	659	659	660
Market capitalization[4] (€ in billions)	25.1	33.9	44.2	57.6	67.6
Book value[5]	39.33	45.39	50.93	67.50	72.54
Market-to-book ratio[6] (percentage)	98	114	132	129	142
E.ON stock trading volume[7] (€ in billions)	39.9	38.5	46.1	62.5	92.5
Trading volume of all German stocks (€ in billions)	859.9	807.8	877.7	1,095.8	1,539.3
E.ON stock's share of German trading volume (percentage)	4.6	4.8	5.3	5.7	6.0

[1]Adjusted for discontinued operations.
[2]Non-GAAP financial measure; see reconciliation to net income on page 37.
[3]Includes special dividend of €4.25 per share.
[4]Market capitalization based on ordinary shares outstanding.
[5]Excludes minority interests.
[6]Year-end stock price expressed as a percentage of book value per share (excluding minority interests).
[7]On all German stock exchanges, including Xetra.

E.ON Bonds

Under its Medium Term Note program, E.ON issued the following bonds on the international bond market in May 2002 (each through its finance subsidiary, E.ON International Finance B.V.):

- €4.25 billion 5.750 percent p.a., due May 29, 2009
- €0.9 billion 6.375 percent p.a., due May 29, 2017
- £0.5 billion 6.375 percent p.a., due May 29, 2012
- £0.975 billion 6.375 percent p.a., due June 7, 2032

In the secondary market, the development of E.ON bonds in 2006 differed between the bonds. The risk premiums (spreads) of the euro-denominated bonds widened slightly following the announcement of the Endesa transaction. By the end of the year, however, spreads had decreased to initial levels (for bonds due in 2009) or even slightly below (for bonds due in 2017). E.ON bonds denominated in British pounds sterling were less liquid; their spreads widened following the announcement of the Endesa transaction and were still high at year end.

Credit default swaps ("CDS"), an indicator for the capital market's perception of credit quality, widened briefly following the announcement of the Endesa transaction but by year end were below the levels seen at the beginning of the year (five-year and ten-year CDS).

E.ON AG Ratings

	Long term	Short term	Outlook
Moody's	Aa3	P-1	Review for possible downgrade
Standard & Poor's	AA-	A-1+	*Credit watch with* negative implications
Fitch[1]	AA-	F-1+	Rating watch negative

[1]Unsolicitated rating.

E.ON bonds are included in all relevant bond indices, in particular the iBoxx Utilities, iBoxx Non-Financials, and iBoxx Non-Financials AA. Selection for inclusion in indices is subject to strict criteria, such as a bond's rating, term, and minimum trading volume.

Investor Relations

In 2006 we again expanded our investor relations ("IR") activities. Through our regular road shows and participation in capital market conferences, we deepened the long-standing relationship of trust we enjoy with our target groups, which include institutional investors, financial analysts, and retail investors as well as people interested in E.ON stock, E.ON bonds, and stock markets in general.

We will continue our highly successful Capital Market Day series in 2007. The 2006 event was held in Stockholm to present our Nordic market unit. Approximately 80 participants used the opportunity to gain insight into Nordic's operations and have direct access to senior management from both the market unit and Corporate Center. We plan for this year's event to focus on our operations in Eastern Europe.

We also further improved our services for retail investors by increasing our presence at events designed specifically for this investor group. Our Internet platform www.eon.com provides user-friendly access to all of our IR offerings. Here, current and future E.ON shareholders will find a wide variety of information to help them evaluate E.ON stock and bonds. It includes financial reports and investor presentations as well as downloads of our telephone conferences, Capital Market Days, and the Annual Shareholders Meeting in both audio and video format, some of which are also available as podcasts.

In 2006 the quality of our work was again confirmed by how investors and analysts voted in a number of European and global surveys. These results make us more motivated to deliver even higher quality in 2007. We look forward to continued excellent relations with the capital market in 2007, which promises to be an exciting year.



0.45 kWh for special memories

The key challenges of managing E.ON's human resources ("HR") are to support the group's internal and external growth strategy and to help employees adapt to the changing landscape of our industry. Another is to secure qualified personnel, for which the establishment of a groupwide employer brand is of decisive importance. Moreover, declining birth rates have intensified the competition for highly qualified staff and mean that in the future people's work lives will be longer. In response, we aim to design mechanisms to maintain our people's employability so that our company can continue to benefit from their knowledge and experience. A particularly important part of this effort is to develop a groupwide employee health management program.

Health, Safety, and Environmental Protection

Health, safety, and environmental protection ("HSE") form an integral part of E.ON's operations. We're firmly convinced that a robust safety culture boosts productivity. Three years ago we began quantifying the safety of our operations using lost-time injury frequency ("LTIF": the number of lost-time job-related injuries per million hours of work). This internationally recognized metric enables us to compare our safety performance across the group and with other industries. Our LTIF for 2006 demonstrates that we continue to have fewer lost-time accidents and fewer sick days. In 2006 E.ON employees had 4.1 lost-time injuries per million hours of work, meaning that we again had over 15 percent fewer accidents than in the prior year. E.ON is therefore already an energy industry pacesetter in safety performance.


LTIF by Market Unit
2004
2005
2006
U.S. Midwest
1.2
0.8
1.2
Nordic
4.5
4.2
2.2
U.K.
6.2
4.8
2.9
Central Europe
6.3
5.4
4.5
Pan-European Gas
8.2
5.8
4.1
E.ON Group
6
5
4
0
3
6
9

We aim to be the industry health and safety leader in all countries where we operate.

We're therefore committed to further reducing the frequency of workplace accidents by 2010. This objective is already included in the annual performance targets of our top executives. We also expect contract workers to share our commitment to safety. We monitor contract firms' safety performance carefully and factor it in to our contracting decisions.

The objective of our wellness effort is to respond early to the consequences of aging societies and to boost our employees' productivity by enhancing their motivation and reducing the number of work days they miss. Last year we significantly enhanced this effort throughout our organization, instituting programs in all market units to actively improve our employees' health. Our wide range of programs includes employer-funded smoke-cessation courses, checkups, sports, and advice on healthy nutrition. We intend to continue these programs in the years ahead.

In 2006 we also held E.ON's first-ever groupwide environmental conference. Its purpose was to identify actions we can take to further improve the way we integrate issues like climate protection and environmental stewardship into our corporate strategy.

Workforce

At year end 2006, the E.ON Group had 80,612 employees worldwide, as well as 235 board members and managing directors and 2,574 apprentices. Our workforce increased by 1,042 employees, or 1.3 percent, compared with year end 2005. Staff increases at our U.K. market unit constituted the main factor.

Workforce[1]

	December 31		
	2006	2005	+/- %
Central Europe	43,546	44,476	-2
Pan-European Gas	12,417	13,366	-7
U.K.	15,621	12,891	+21
Nordic	5,693	5,424	+5
U.S. Midwest	2,890	3,002	-4
Corporate Center/ Other	445	411	+8
E.ON Group	**80,612**	**79,570**	**+1**
Discontinued operations[2]	473	840	-44

[1]Figures do not include apprentices, managing directors, or board members.
[2]WKE and, effective December 31, 2005, E.ON Finland.

Central Europe's workforce declined by 2 percent from year end 2005 to 43,546 employees, primarily because of integration measures and efficiency enhancements in Central Europe East.

The number of employees at Pan-European Gas declined by about 7 percent to 12,417 relative to year end 2005, mainly due to efficiency-enhancement measures at E.ON Gaz România.

At year end 2006, U.K. had 15,621 employees, roughly 21 percent more than at year end 2005. This significant increase is mainly attributable to the integration of previously outsourced customer service activities and increased hiring of technical personnel at the electric distribution and metering businesses.

Nordic had 5,693 employees at year end 2006, about 5 percent more than at year end 2005. The increase is mainly due to additional staff in retail sales and the network business.

U.S. Midwest's workforce declined by roughly 4 percent to 2,890 employees compared with year end 2005 due mainly to the sale of operating contracts of a service company in the non-regulated business.

Gender and Age Profile, Part-Time Staff

At year end 2006, about 27 percent of our employees were women. Our average employee was 40.9 years old and had worked for us for 14.6 years. Our average male employee is 41.8 years old and has worked for us for 15.8 years. Our average female employee is 38.4 years old and has worked for us for 11.6 years. Overall, the E.ON Group has a balanced age structure.

At year end 2006, 5,793 E.ON Group employees were on a part-time schedule, of whom 4,093, or 71 percent, were women.

Age Profile


Age
73.1% Men
26.9% Women
Under 20
2.5
1.2
21-25
4.2
2.9
26-30
5.8
3.5
31-35
8.0
3.4
36-40
10.9
4.1
41-45
12.1
4.1
46-50
12.7
3.6
51-55
10.9
2.9
56-60
4.8
1.0
Over 60
1.2
0.2
Percentages
0
5
10

Geographic Profile

At year end 2006, the E.ON Group employed 46,598 people outside Germany, representing 57.8 percent of its total workforce (this figure does not include apprentices, managing directors, or board members). This represents an increase from the figure of 45,443 employees for year end 2005, which represented 57.1 percent of the group's workforce. This change is also mainly attributable to staff increases at U.K.

Employees[1]	
	Dec. 31, 2006
Europe	80,508
North America	2,907
Asia	6
Total	**83,421**

[1]Figures include apprentices, managing directors, and board members.

Embedding OneE.ON in the Workplace

Launched in 2004, OneE.ON is a process to communicate and cultivate a shared vision, shared values, and shared behaviors. Its purposes are to create a corporate identity across organizational boundaries and to promote knowledge exchange and cooperation E.ON-wide.

OneE.ON coordinators throughout our company work together to support the process of embedding OneE.ON in everyday work situations.

We held our second groupwide OneE.ON Day in June 2006. In the spirit of the 2006 World Cup, whose slogan was "A Time to Make Friends," many employees spent OneE.ON Day at a different E.ON company, in some cases in a different country.

The first-ever OneE.ON Award and OneE.ON Innovation Award for Customer Orientation were conferred at a ceremony in Düsseldorf on October 18, 2006. More than 400 employees representing all of our market units attended the ceremony, underscoring the internationality of our organization. Their innovative projects demonstrate that we can be even more successful by working together in the spirit of OneE.ON. The ceremony honored the three best projects from the 871 submitted.

In 2006 we introduced the OneE.ON initiative at E.ON companies in Romania and Bulgaria in order to begin the process of cultivating a shared corporate identity in these new E.ON markets.


77
13
5,389
10
50
15,951
45
688
239
36,720
15
2,585
12
11
8
4,974
10,814
1
563
2,341
2

E.ON employees in Europe

E.ON Employee Opinion Survey

In 2005 we conducted our second groupwide employee opinion survey ("EOS") and followed it up with initiatives to address key action areas. In 2006 we conducted an EOS on a sample basis. Its results, which largely confirmed those of the groupwide EOS from 2005, showed that in a many areas E.ON scores better than other major German corporations. There also was improvement from the 2005 EOS, particularly in employees' identification with E.ON: 80 percent of our employees are proud to work for E.ON. Our employees also told us that they would like to see more and better feedback about their job performance. We aim to take action on this issue going forward. The next groupwide EOS for all employees will be conducted in the fall of 2007.

Apprenticeship Programs

In 2006 apprentices accounted for more than 7 percent of the E.ON Group's workforce in Germany, a further improvement from prior-year figures.

Apprentices by Segment

	Dec. 31, 2006
Central Europe	2,329
Pan-European Gas	234
E.ON AG/Other	11
E.ON Group	**2,574**

Apprentices by Vocation and Gender


Percentages
Male
Female
Industrial/ Technical
65.5
4.9
Commercial/ Administrative
11.6
18.0
0
20
40
60

Last year marked the fourth year in a row in which we implemented a special training initiative, underscoring our commitment to support young people. We are launching our fifth consecutive initiative in 2007. Take together, last year and this year we will provide a total of 1,200 people in Germany with vocational training or an internship to prepare them for training. The funding for the 2006 and 2007 initiatives totals approximately €23 million and is in addition to our regular apprenticeship programs. Another part of our apprenticeship initiative is to provide remedial training to disadvantaged youths so that they acquire the qualifications they need so find an apprenticeship. Because this program was so successful in recent years, we expanded it in 2006 to encompass 19 facilities across Germany. We have another program aimed at helping young people with special educational needs find job training. The program is part of a national initiative run by the German Federal Ministry for Labor and Social Security.

E.ON companies outside Germany also run programs to ensure that they have the highly qualified employees they need. E.ON U.S. has a line technician training program certified by the Commonwealth of Kentucky. At year end 2006, some 200 people graduated from E.ON UK's Apprenticeship Scheme, a certified training program that combines classroom and on-the-job instruction.

Employer Brand

Our image as an employer plays a crucial role in our corporate development. In early 2006 we launched a project to develop a groupwide employer brand in order to respond to the demographic changes in the labor market and to help us meet our extensive needs for qualified employees. Our aim is to further burnish our image as a top employer among relevant target groups. The new project has already made a difference. In a ranking of Germany's most popular employers released by the Berlin-based Trendence Institute for HR Marketing, E.ON took second place in the category "Most Improved." In addition, a ranking conducted by the Corporate Research Foundation and a German career advice magazine named E.ON one of Germany's top employers for 2007.

In 2006 E.ON Ruhrgas again performed extremely well in external HR rankings. The company was again chosen as one of the top places to work in Germany and the top 100 in Europe.

Our campaign to position E.ON as a top employer for engineering graduates also got off to a successful start. In spring semester 2007 we will add a new program that will offer support to 30 engineering students from top universities each year.

Family and Work

We place a high priority on issues related to family and work. Flexible work schedules and childcare are among the wide variety of programs in this area. In 2006 we discussed family-friendly HR policies at a OneE.ON Forum. The event's keynote speaker was Ursula von der Leyen, German Federal Minister for Family, Seniors, Woman, and Youth. E.ON is also a member of network of German companies dedicated to addressing work-family issues.

E.ON Graduate Program

In 2005 we launched the E.ON Graduate Program at our companies in Europe. It provides highly motivated university graduates the opportunity to launch an international career with E.ON. In September 2006 we expanded the program to include E.ON U.S., and now all of our market units participate in it. Currently, 45 recent graduates from a variety of disciplines are taking part in the 18-month program that prepares them for internationally oriented responsibilities in the E.ON Group. The first trainees successfully completed the program and were offered positions at E.ON companies. Our business units in Germany and the United Kingdom also have programs that focus on local university graduates and specific skill areas.

HR Development

The purpose of our groupwide HR effort is to identify highly talented employees early, develop them, and place them in positions where they can make the greatest impact on our organization. E.ON supervisors hold annual job-performance reviews with each of their employees. These are followed by management review conferences which serve to design development paths for high-potential employees and integrate these employees into our succession planning. This systematic, groupwide approach has significantly improved our ability to provide employees with individually tailored development plans across organizational boundaries.

Global Placement

In 2006 we created a new function called global placement to foster employee exchanges between market units on the basis of groupwide processes. The main objectives are to broaden the international career prospects of senior managers and emerging leaders, to enhance transparency about vacant senior management positions, and to fill these positions with the best-qualified candidates.

Expatriate Assignments

Employees with intercultural and international experience are crucial to our ability to successfully manage the E.ON Group's ongoing internationalization. In 2005 we redesigned our expatriate policy to establish consistent rules and programs for long-term assignments. In 2006 we further expanded these programs. For example, the Central Europe market unit set up a Competence Center to handle expat matters. International projects will play an increasingly important role in the future. Our objective is therefore to continually increase the number of employees on long-term expat assignments. In 2006 we had 192 employees on expat assignments—primarily in Central European countries, Germany, and the United Kingdom—about 50 percent more than in 2005.

Top Executives

Launched in 2004, the E.ON Executive Pool ("EEP") has proven to be an important tool in our groupwide career and succession planning for top executive positions.

The main objectives of the program are to foster dialog among EEP members, involve them in the annual Executive Management Review process, and provide them with custom-tailored development programs. The EEP enables us to fill top executive positions rapidly with highly qualified candidates, when possible with candidates from a different market unit.

In 2006 the Share Performance Plan replaced the E.ON stock-option program. Detailed descriptions of both plans can be found in Note 10 to Consolidated Financial Statements.

Diversity

E.ON is enriched by the diverse knowledge, experience, and perspectives of its employees. In 2006 we put in place groupwide Guidelines on Equal Opportunity and Support for Diversity in the E.ON Group. The guidelines underscore our commitment to creating an environment in which people with a broad range of abilities and perspectives can work together effectively so that our organization can derive the greatest possible benefit from individual employees' talents. The guidelines provide the framework for us to share existing and to plan future diversity initiatives groupwide, to avoid discrimination, and to benefit from the creativity and innovation that diversity brings.

E.ON Academy

In 2006 the E.ON Academy, the E.ON Group's corporate university, further expanded the development courses it offers to E.ON management, E.ON partner organizations, and major E.ON customers.

Academy Online, an electronic learning platform to which 26,500 E.ON employees worldwide currently have access, contains more than 90 e-learning programs and an electronic library with more than 20,000 articles from management and professional publications. Employees visited the electronic library more than 85,000 times in 2006.

In 2006 we founded the E.ON Trading Academy, reflecting the growing importance of international power and gas trading to E.ON's business. The Trading Academy fosters the sharing of knowledge and best practices and provides employees with the best-possible training to prepare them for their complex work as traders. E.ON Academy also organizes events, such as the Bonn Summit on Energy Law and the Düsseldorf Dispute, which enhance dialog between leading experts and opinion makers from the realms of business, science, politics.

E.ON InvestmentPlan and Share Incentive Plan

Launched in 2000, the E.ON InvestmentPlan gives E.ON employees in Germany the opportunity to invest in equity and bond funds set up specifically for E.ON staff. As of year end 2006, about 4,800 employees had invested in equity funds and more than 3,100 in bond funds. Once a year the plan also gives employees the opportunity to purchase employee shares at favorable terms. In 2006, 19,955 employees in Germany—54 percent of those eligible to participate—purchased a total of 443,290 shares of E.ON stock, an increase of 43 percent from 2005. Since 2000, employees have purchased nearly two million shares of E.ON stock through this program.

Our employees in the United Kingdom can also purchase stock through the Share Incentive Plan. In 2006, 4,849 employees took advantage of the plan to acquire a total of 86,352 shares of E.ON stock. This figure increased to 106,902 shares through a matching-share program. Though year end 2006, our employees in the United Kingdom owned a total of approximately 733,000 shares of E.ON stock they had acquired through the plan.

Pension Plans

Company contributions to employee pension plans represent an important component of an employee's compensation package and have long had a prominent place in the E.ON Group. They are an important foundation of employees' future financial security and also foster employee retention. E.ON companies supplement their company pension plans with attractive programs to help their employees save for the future.


DEGAS

0.0104 kWh for a race around the living room


CARAVAGGIO

Central Europe Market Unit

→ Adjusted EBIT surpasses prior-year figure
→ Security of supply a key focus in 2006 and years ahead
→ 2007 adjusted EBIT expected to be slightly above prior-year level

Central Europe			
€ in millions	2006	2005	+/- %
Sales	28,380	24,295	+17
thereof energy taxes	1,124	1,049	+7
Adjusted EBITDA	5,484	5,284	+4
Adjusted EBIT	4,168	3,930	+6
ROCE (in %)	21.6	21.9	-0.3[1]
Cost of capital (in %)	9.0	9.0	-
Value added	2,431	2,318	+5
Cash provided by operating activities	3,825	3,020	+32
Investments[2]	2,416	1,981	+22
Employees (at year end)	43,546	44,476	-2

[1]Change in percentage points.
[2]Excludes other financial assets.

Security of Supply

The Central Europe market unit's main objective is to ensure a high-quality and reliable energy supply. This objective plays a key role in how Central Europe run its business in order to provide a functioning network infrastructure and to adequately supply its markets with electricity.

Investments in Security of Supply

It's estimated that over the next 15 years the electricity industry in the entire western Central Europe regional market (Germany, France, the Benelux countries, Italy, Austria, and Switzerland) will need to replace up to 60,000 MW of generation capacity. More demanding CO_2 reduction requirements going forward would lead to an even greater need to replace capacity, since the resulting additional costs would render older facilities uneconomical.

In this environment, key components of a long-term generation strategy are to maintain and expand baseload capacity. A main focus of our efforts in 2006 and of our investment plan for 2007–2009 was on expanding our existing generation and network assets.

A new hard-coal-fired power plant with a gross electric capacity of 1,100 MW at our facility in Datteln, Germany will produce electricity and heat and replace and enlarge Datteln's existing generating capacity. A combined cycle gas turbine ("CCGT") with an electric capacity of 530 MW is being built at the Irsching facility. Both plants are expected to enter service in 2011. Another 800 MW CCGT at Irsching will become operational in 2009. Emden 4, a 430 MW gas-fired generating unit, returned to service in January 2006 to meet the rising need for peakload electricity, in particular due to the sharp fluctuations in wind power generation in northern Germany. Central Europe intends to enter the Italian generating market by constructing an 800 MW CCGT in Livorno-Ferraris. We expect the plant to be completed in 2008.

In addition to the new power plants that are already under construction in Germany and Italy, other projects in Germany, the Netherlands, Hungary, the Czech Republic, Slovakia, Romania, and Bulgaria are at various stages of planning. These projects lay the groundwork for Central Europe to continue to have a diversified generation portfolio with a balanced fuel mix that is suited to meet forecast changes in demand and environmental protection requirements.

In the period 2007-2009, Central Europe plans to invest a total of approximately €6 billion on the construction and maintenance of its generation capacity.

Central Europe invested €1.1 billion in 2006, 18.4 percent more than in 2005, to expand and maintain its existing power and gas network infrastructure in order to ensure that its customers get the best possible supply service. Power trading and wheeling have placed a continually increasing burden on Central Europe's transmission system, not least due to the increased demands of wind power delivered onto the our system. In the period 2007-2009, Central Europe plans to invest €3.1 billion in its electricity networks to continue to maintain their high degree of reliability. Central Europe also plans to invest €0.5 billion in its natural gas networks over the same period.

Central Europe West

In the fourth quarter of 2006, E.ON Sales & Trading GmbH ("E.ON Sales & Trading") acquired 75 percent of the shares in Dalmine Energie S.p.A. ("DAEN"), an Italian energy trading and sales company headquartered in Dalmine/Bergamo. In addition to its power and gas operations, DAEN provides energy management services to power stations and offers its customers a range of other energy services.

BKB AG ("BKB"), which is responsible for E.ON Energie's waste incineration operations, took the first step of a two-step transaction by acquiring 49.9 percent of SOTEC GmbH ("SOTEC"). BKB has a put-call option for the remaining 50.1 percent. SOTEC is a project development and operating company for solid-waste incineration facilities. SOTEC currently operates four such facilities in Germany with an aggregate capacity of 690,000 metric tons of waste per year and one facility on the Portuguese island of Madeira with a capacity of 120,000 metric tons per year. Central Europe operates solid-waste incineration facilities with an aggregate capacity of 2.1 million metric tons per year.

Central Europe East

RWE and E.ON Energie agreed to swap natural gas shareholdings in the Czech Republic and Hungary. The agreements, which were signed on February 1, 2006, served to realign the companies' shareholding portfolios in both countries. This will simplify the management of the operating business at these companies and enhance their strategic prospects.

Key elements of the transaction are the transfer of the entire stake in Hungary's Fővárosi Gázmüvek ("FöGáz") to RWE and the increase of our stake in Déldunántuli Gázszolgáltató ("DDGáz") to nearly 100 percent. The transaction also served to consolidate our shareholdings in the Czech market, enabling us to gain a majority stake in Jihočeská plynárenská a.s. ("JCP") and to maintain solid minority stakes in Jihomoravská plynárenská a.s. ("JMP") and Prazská plynárenská a.s. ("PP"). Our stake in JMP remained unchanged at 43.7 percent, while our stake in PP is now 49.3 percent.

Energy Prices in Europe and Germany

Electricity prices on Europe's power exchanges in 2006 were driven by the highly volatile development of fuel and emission-allowance prices.

Wholesale price developments affected prices in Germany's industrial segment, with the prices for new contracts reflecting the sharp drop in prices in May as well as subsequent price volatility. Because wholesale prices declined towards the end of 2006, average prices for new contracts in the industrial segment were almost unchanged in a year-on-year comparison. The VIK Index, prepared by a German energy industry trade association, shows that the prices (including energy and network charges) paid by intermediate-voltage customers in December 2006 were about 1 percent higher than the prior-year price level.

The German import price for natural gas published by the German Federal Agency for Economics and Export Controls rose by about 8 percent between January and December 2006, the most recently published figure. For natural gas customers with an indexation clause in their contracts, changes in oil prices affected gas prices with the contractually stipulated time lag. For residential and small business customers, who have no indexation clause, there was no recognizable pattern in the courses of action taken by market participants regarding the size or timing of the price increases brought on by higher procurement prices. E.ON Energie passed on higher procurement costs to customers in January 2006 and in October/November 2006.

Public Debate about Energy Prices

Higher energy prices led to an intense public debate in the media and at consumer protection organizations and are also being treated as important issue by antitrust authorities and by policymakers.

In 2005 the German Federal Cartel Office ("FCO") initiated an investigation of a number of energy companies, including E.ON Energie, on the suspicion of the abuse of a dominant market position relating to the value of CO_2 emissions allowances as a cost factor in the price of electricity (see also the commentary in the Risk Report on page 63). E.ON Energie made it clear to the FCO that pricing CO_2 allowances according their market price and treating them as a cost of operating a power plant is a standard market and competitive practice.

Central Europe launched three parallel initiatives designed to intensify dialog with interest groups and to renew their trust in our company and in market forces.

In the fall of 2006 E.ON Energie launched a competitive initiative consisting of targeted measures to promote competition on Europe's energy markets. An investment offensive in E.ON Energie's generation business will pave the way for renewing its existing power plants as well as creating new growth through the construction of new capacity. E.ON Energie's technology initiative, innovate.on, will lay the groundwork for the innovative technological solutions of the future and proactively influence the demands of environmental protection and security of supply.

Power and Gas Sales

Central Europe increased its power sales by 9.7 billion kWh to 268.2 billion kWh. The increase is predominantly attributable to the inclusion of newly consolidated regional electricity distributors, particularly in Bulgaria, Romania, and the Netherlands.

Power Sales by Customer Segment[1]

Billion kWh	2006	2005	+/- %
Residential and small commercial	45.3	42.9	+6
Industrial and large commercial	77.2	77.2	-
Sales partners	145.7	138.4	+5
Total	**268.2**	**258.5**	**+4**

[1]Excludes energy trading activities.

Gas Sales by Customer Segment

Billion kWh	2006	2005	+/- %
Residential and small commercial	44.6	36.6	+22
Industrial and large commercial	53.2	46.2	+15
Sales partners	30.7	29.5	+4
Total	**128.5**	**112.3**	**+14**

Central Europe sold about 16.2 billion kWh more natural gas than in the previous year. The increase results from consolidation effects. In the prior year, our Hungarian gas utilities contributed only nine months of results, Gasversorgung Thüringen ("GVT") six months, and NRE of the Netherlands four months. Also included in the current year is JCP of the Czech Republic and Dalmine of Italy, which became consolidated E.ON companies in September and December, respectively.

Power Generation and Procurement

Central Europe utilized its flexible mix of generation assets to meet about 47 percent of its electricity requirements, compared with 48 percent in the prior year. It procured around 7.4 billion kWh more electricity from outside sources than in the prior year. The increase is due to the inclusion of newly consolidated subsidiaries in Bulgaria and Romania and an increase in the amount of renewable-source electricity delivered onto Central Europe's network under Germany's Renewable Energy Law.

Power Procurement[1]

Billion kWh	2006	2005	+/- %
Owned generation	131.3	129.1	+2
Purchases	149.9	142.2	+5
from jointly owned power plants	12.3	12.0	+3
from outside sources	137.6	130.2	+6
Power procured	**281.2**	**271.3**	**+4**
Plant use, line loss, pumped-storage hydro	-13.0	-12.8	+2
Power sales	**268.2**	**258.5**	**+4**

[1]Excludes energy trading activities.

Sources of Owned Generation

Percentages


47.8 Nuclear
30.3 Hard coal
6.6 Lignite
6.4 Oil/natural gas
5.6 Hydro
3.3 Other

Sales and Adjusted EBIT

Central Europe grew sales by about €4 billion relative to the prior year. The increase is attributable to the expansion of its operations (particularly in Central Europe East), adjustments to its power and gas prices resulting from the global rise in commodity and energy prices, and the passthrough of the costs of the significantly greater volume of electricity purchased under Germany's Renewable Energy Law.

Adjusted EBIT rose by €238 million year on year, with Central Europe's businesses developing as follows:

Central Europe West Power's adjusted EBIT was €161 million above the prior-year figure. Earnings development was substantially affected by the severe negative impact of Germany's recently introduced regulation of network charges. Reductions in network charges along with the retroactive refunds demanded by the regulatory agency reduced adjusted EBIT by €580 million. Adjusted EBIT was also negatively affected by effects stemming from earlier reporting periods. The passthrough of higher wholesale electricity prices to end-customers had a positive effect, although this was significantly moderated by higher conventional fuel costs and higher power procurement costs. The improvement in adjusted EBIT is mainly attributable to significant nonrecurring earnings from shareholdings and the absence of provisions for nuclear operations taken in the prior year.

Adjusted EBIT at Central Europe West Gas was €35 million below the prior-year figure. The regulation of network charges in Germany reduced adjusted EBIT by €60 million, which was only partially offset by the inclusion of GVT for the entire year.

Central Europe East's adjusted EBIT rose by €32 million compared with the previous year. This largely reflects the inclusion, for the entire period under review, of earnings from regional distributors in Bulgaria, Hungary, and Romania acquired in 2005 as well as, to a small degree, the Czech companies acquired in the asset swap with RWE.

Adjusted EBIT recorded under Other/Consolidation increased by €80 million, mainly due to higher income from realized hedging transactions and the positive development of income from shareholdings.

Financial Highlights by Business

	Central Europe West				Central Europe East		Other/Consolidation		Central Europe	
	Power		Gas							
€ in millions	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Sales[1]	18,885	16,945	4,371	3,463	3,469	2,618	531	220	27,256	23,246
Adjusted EBITDA	4,311	4,218	501	521	481	432	191	113	5,484	5,284
Adjusted EBIT	3,550	3,389	272	307	269	237	77	-3	4,168	3,930

[1]Excludes energy taxes; energy trading activities are recognized net.

From Power Plant Dispatch to Key Account Sales

E.ON Sales & Trading ("EST") is Central Europe's wholesale power subsidiary. By combining power trading and power sales to large customers, EST can offer its customers the entire range of procurement solutions. EST works closely with E.ON Energie's subsidiaries and the other E.ON market units throughout Europe. It also coordinates the dispatch of Central Europe's generation portfolio and offers system services to network and power plant operators. EST is also responsible for optimizing emission allowance trading for the entire market unit.

EST's power sales business developed successfully in 2006. By offering innovative products and energy solutions, EST cemented its strong position in Germany and, despite an often difficult operating environment, expanded its operations in neighboring European markets.

Power Trading Volume

Billion kWh	2006	2005	+/- %
Sales	201.6	164.1	+23
Purchases	222.8	168.7	+32
Total	**424.4**	**332.8**	**+28**

EST's power trading operation makes a key contribution to optimizing the dispatch of Central Europe's generation portfolio and ensuring that it meets electricity needs across Continental Europe. EST traded about 424 billion kWh of electricity in 2006. It trades actively on all major power exchanges in Continental Europe. EST focuses its trading operations on Germany, Austria, the Benelux countries, and France. Other important markets include southern and eastern European countries, where EST contributes to the procurement operations of E.ON Energie's national subsidiaries by systematically utilizing all available power procurement options: intraregional power imports and exports as well as bilateral transactions within the individual countries.

Generation Portfolio

In 2006 Central Europe's nuclear portfolio again operated safely and reliably, achieving an average availability of 92.5 percent. This performance again ranked us among the world's premier nuclear generators. Central Europe's nuclear output totaled 63 billion kWh.

In Germany, Central Europe owns and operates coal-, gas-, and oil-fired generating facilities which together produced some 57 billion kWh of electricity in 2006—enough to meet about 10 percent of the country's electricity needs. This ranks Central Europe among Germany's biggest conventional generators.

Attributable Generation Capacity

	December 31	
Megawatts	2006	2005
Nuclear	8,473	8,473
Lignite	1,315	1,313
Hard coal	7,461	7,451
Natural gas	4,121	3,793
Oil	1,153	1,153
Hydro	3,113	3,113
Other	367	327
In Germany	**26,003**	**25,623**
Hard coal	1,085	1,059
Natural gas	997	1,011
Other	87	64
Outside Germany	**2,169**	**2,134**
Total	**28,172**	**27,757**

Central Europe owns and operates 87 hydroelectric plants and operates an additional 45, providing an economically priced and environmentally friendly source of electricity. Generation at run-of-river and pumped-storage plants and at renewable-source generating facilities such as biomass and wind power plants totaled roughly 9 billion kWh in 2006.

Electricity Network

E.ON Netz, which owns and operates Central Europe's electric transmission system in Germany, is responsible for planning, constructing, maintaining, and operating this infrastructure. More than 200 electricity traders used Central Europe's wires network as an energy pathway in 2006. The system's peak load was 21,179 MW, 0.6 percent above the prior-year figure.

At more than 140,000 square kilometers, E.ON Netz's service territory covers more than one third of Germany and extends from the North Sea to the Alps. Its wires network is approximately 32,500 circuit-kilometers in length.

Overall, our transmission system in Germany was again extremely reliable in 2006. The sudden failure of parts of Europe's transmission system on November 4, 2006, was caused by the de-energizing of lines over the river Ems in northern Germany so that a cruise ship could pass safely underneath. Preliminary investigations have determined that the incident was the result of human error by E.ON Netz employees. These initial investigations, including those conducted by the Union for the Coordination of Transmission of Electricity ("UCTE"), have so far ruled out other causes such as technical failures. In order to avoid event effects on network operations in the future, the incident has been thoroughly investigated and appropriate countermeasures have been initiated.





15.74 kWh for a difficult decision

Pan-European Gas Market Unit

→ Adjusted EBIT up 37 percent
→ Natural gas supply secured for long term
→ 2007 adjusted EBIT expected to be slightly below prior-year level

Pan-European Gas			
€ in millions	2006	2005	+/- %
Sales	24,987	17,914	+39
thereof energy taxes	2,061	3,110	-34
Adjusted EBITDA	2,839	1,939	+46
Adjusted EBIT	2,106	1,536	+37
ROCE (in %)	13.5	11.5	+2[1]
Cost of capital (in %)	8.2	8.2	-
Value added	824	441	+89
Cash provided by operating activities	589	1,999	-71
Investments[2]	880	523	+68
Employees (at year end)	12,417	13,366	-7

[1]Change in percentage points.
[2]Excludes other financial assets.

Natural Gas Procurement Expanded for the Long Term

In August we concluded agreements with Gazprom totaling about 400 billion cubic meters ("bcm") of natural gas through 2036. The annual deliveries of about 24 bcm are equivalent to one third of the gas volume currently purchased by E.ON Ruhrgas. Existing contracts were prolonged by 15 years through 2035 with Waidhaus, Germany, as the delivery point. In addition, a new supply contract was concluded for additional natural gas to be transported via Nord Stream to Greifswald on Germany's Baltic Sea coast beginning in 2010-2011.

Nord Stream, a joint project of Gazprom, E.ON, and BASF, is important for Europe's natural gas supply. The 1,200-kilometer (750-mile) pipeline will extend across the Baltic Sea from Wyborg, Russia, to a point near Greifswald, Germany. The first of two Nord Stream pipelines will have a transport capacity of about 27.5 bcm per year and is expected to enter service in 2010. Plans call for a tandem pipeline to be added in the second construction phase, doubling the annual transport capacity to about 55 bcm. E.ON Ruhrgas AG also plans to participate with Wingas GmbH in the construction of two new pipelines linking Nord Stream to Germany's natural gas network.

In 2006 a number of meetings were held with officials from Baltic Sea countries to facilitate the detailed preparations for the regulatory approvals process for Nord Stream. Russia, Finland, Sweden, Denmark, and Germany, in whose exclusive economic zones and/or territorial waters the pipeline will be built, were notified about the project in mid-November. Estonia, Latvia, Lithuania, and Poland also received notification about the project. Environmental impact assessments are currently being conducted along the projected pipeline route. These involve detailed field tests on the maritime environment, including impact assessments on fauna, flora, water, and sediments. A comprehensive environmental report will be submitted in autumn 2007.

Sales Volume Significantly Higher

Pan-European Gas sold 710 billion kWh of natural gas in 2006, 20 billion kWh, or 3 percent, more than in 2005. Most of the increase was recorded in the first quarter. The main factors were colder weather (in E.ON Ruhrgas's sales territory in Germany temperatures in the first quarter of 2006 averaged 2 degrees Centigrade colder than in the first quarter of 2005) and the growing export business.

E.ON Ruhrgas AG Gas Sales

Billion kWh	2006	2005	+/- %
First quarter	266.3	225.6	+18
Second quarter	138.6	137.5	+1
Third quarter	111.2	113.8	-2
Fourth quarter	193.6	213.3	-9
Total	**709.7**	**690.2**	**+3**

Volume Growth outside Germany Continues

E.ON Ruhrgas's sales outside Germany rose by 19 percent to 160 billion kWh and accounted for nearly one fourth of its total sales volume. Among the factors contributing to the increase were new supply contracts and contract extensions in Denmark, France, Italy, and the Netherlands. Other factors were full-year deliveries to E.ON Nordic (deliveries to E.ON Nordic began in October 2005) and increased deliveries to E.ON Vendita in Italy. E.ON Ruhrgas's most important market outside Germany was again the United Kingdom, where it grew sales volumes by more than 70 percent, in part through trading activities. E.ON Ruhrgas sold a total of 2 percent more natural gas in its long-standing foreign markets (Switzerland, Austria, Hungary, Luxembourg, Poland, and Liechtenstein). Its sales volume in Germany declined slightly year on year to 549 billion kWh.

The 19 percent sales volume growth outside Germany increased this customer segment's share of total sales to 23 percent and correspondingly reduced the shares of customer segments in Germany. As in previous years, regional gas companies constituted the largest customer segment, although their share of total sales declined from 47 percent in 2005 to 45 percent in 2006. Deliveries to municipal utilities and industrial customers accounted for about 23 percent and slightly more than 9 percent, respectively, essentially unchanged from the previous year.

Gas Sales by Customer Segment

Billion kWh — Total: 709.7


318.7 Regional gas companies
163.1 Municipal utilities
67.6 Industrial customers in Germany
160.3 Sales outside Germany

Gas Sales at Downstream Shareholdings

The sales volumes of the Downstream Shareholdings more than doubled to 175 billion kWh. The sharp increase reflects the inclusion of E.ON Gaz România for the entire year and E.ON Földgáz from April 2006.

Gas Sales at Downstream Shareholdings[1]

Billion kWh	2006[2]	2005[3]
Thüga	23.1	22.5
E.ON Ruhrgas International	152.0	46.5
Total	**175.1**	**69.0**

[1]Unconsolidated gas sales of companies in which majority stakes are held.
[2]Includes E.ON Földgáz from April 2006.
[3]Includes E.ON Gaz România in the second half of 2005.

Supply Shortage in the United Kingdom

E.ON Ruhrgas supplies most of its German and international customers under firm supply commitments. Natural gas is injected into storage facilities so that it will be available in the winter to meet higher overall demand and sudden demand spikes when temperatures are particularly low. This practice makes it possible to ensure that customers have a reliable supply of gas even during extended cold weather like that experienced during the winter of 2005-2006.

In the winter of 2005-2006 the United Kingdom experienced natural gas shortages that led to sharply higher prices. Because its domestic gas reserves are nearing depletion, the United Kingdom increasingly must rely on imports. E.ON Ruhrgas provided considerable support to E.ON UK in supplying the U.K. market.

To improve the U.K.'s gas supply situation, the capacity of the pipeline between Zeebrugge, Belgium, and Bacton, England, was expanded by 7 bcm per year to 23.5 bcm per year. E.ON Ruhrgas owns a nearly 25-percent stake in this pipeline.

A pipeline between Balgzand in the Netherlands and Bacton entered service on December 1, 2006. E.ON Ruhrgas has a 20-percent stake in the pipeline, which has a capacity of 13.5 bcm per year.

Plans for LNG Business Move Forward

A diversified procurement portfolio makes an important contribution to the security of energy supplies. E.ON Ruhrgas procures natural gas from a variety of sources and intends to further diversify its procurement by entering the liquefied natural gas ("LNG") business. LNG can be transported to Europe from more distant regions like the Middle East and Africa.

Deutsche Flüssigerdgas Terminal Gesellschaft ("German LNG Terminal Company"), in which E.ON Ruhrgas has a 78-percent stake, has had a site and an operating license for LNG terminal in Wilhelmshaven in northwest Germany since the 1970s. Wilhelmshaven is Germany's only deep-water harbor and is easily accessible for the latest generation of LNG tanker ships. Currently, in the front-end engineering phase, the terminal's technical plan is being worked out in greater detail and the approval process initiated. Plans call for the terminal, which would have an annual throughput capacity of 10 bcm of natural gas, to enter service in 2010.

E.ON has concluded a cooperation agreement with Adria LNG Study Company to conduct a joint feasibility study on the construction of an LNG terminal on the coast of Krk, a Croatian island. The feasibility study will be completed in 2007. The LNG terminal, which has a planned capacity of 10 bcm per year, could enter service in late 2011 and supply Croatia and other countries in Southern and Eastern Europe with natural gas.

In November 2006 E.ON Ruhrgas and Algeria's Sonatrach concluded a Memorandum of Understanding ("MoU") regarding possible cooperation on LNG projects. Sonatrach ranks among the world's largest natural gas producers and plans to expand its position in the European market. The MoU calls for the two companies to explore opportunities for importing Algerian LNG in Europe. E.ON Ruhrgas is also looking closely at other supply options in the Middle East, Northern Africa, and Western Africa.

Sales Higher, Adjusted EBIT up 37 Percent

Pan-European Gas increased sales (excluding energy taxes) by 55 percent, from €14,804 million in 2005 to €22,926 million in 2006.

The substantial increase in sales is attributable to a number of factors. Sales growth in the midstream business resulted primarily from higher sales volumes in conjunction with higher average sales prices. Higher sales prices for oil and natural gas also had a positive effect on sales in the upstream business. The inclusion of E.ON Ruhrgas UK North Sea Limited was another particularly positive factor. This company was acquired in 2005 and only contributed to consolidated sales in November and December of the prior year, whereas in 2006 its sales were included for the entire year. In September 2005 Pan-European Gas increased its stake in Njord Field from 15 percent to 30 percent, which also had a positive effect on full-year sales in 2006.

Consolidation effects were responsible for a significant increase in sales at Downstream Shareholdings. E.ON Földgáz Trade and E.ON Földgáz Storage became consolidated E.ON subsidiaries on March 31, 2006. Furthermore, the sales of E.ON Gaz România are included for all of 2006, whereas in 2005 only second-half sales were consolidated.

Pan-European Gas's adjusted EBIT increased by €570 million, or 37 percent, from €1,535 million in 2005 to €2,106 million in 2006.

Continued high oil and natural gas price levels constituted the key factor in the upstream business's adjusted EBIT performance. The earnings improvement in the midstream business was due mainly to the absence of the substantial negative effects of rising oil prices recorded in the prior year and to significant sales growth outside Germany. Nonrecurring income from the final clearing of trading transactions also contributed to the increase in adjusted EBIT; the negative effects of these transactions had had a negative impact on the prior-year figure.

The consequences of the new regulation of network charges in Germany had a significant negative impact on adjusted EBIT at Downstream Shareholdings. In some cases, the new regulation led to significant impairment charges on our shareholdings. These charges were not fully offset by higher equity earnings from associated companies. The inclusion of E.ON Gaz România for the entire period under review had a positive effect on adjusted EBIT, whereas E.ON Földgáz Trade, which operates in Hungary's regulated gas market, recorded, as anticipated, a negative adjusted EBIT due to the delay in passing through higher procurement costs.

Financial Highlights by Business

	Up-/Midstream		Downstream Shareholdings		Other/Consolidation		Pan-European Gas	
€ in millions	2006	2005	2006	2005	2006	2005	2006	2005
Sales[1]	18,868	13,380	4,773	1,848	-715	-424	22,926	14,804
Adjusted EBITDA	2,071	1,297	777	644	-9	-2	2,839	1,939
Adjusted EBIT	1,684	988	431	551	-9	-3	2,106	1,536

[1]Excludes energy taxes.

Natural Gas Production Higher

In 2006 Pan-European Gas produced over 40 percent more natural gas than in the previous year. Production of oil and condensates rose by nearly 10 percent. This significant increase results from the expansion of our upstream business and particularly from the inclusion of E.ON Ruhrgas UK North Sea for the entire year.

In September E.ON Ruhrgas UK North Sea successfully completed appraisal drilling of the Babbage gas field in which it has a 47 percent stake. Drilling commenced in mid-July 2006 and reached depths of more 3,400 meters (2.1 miles).

In 2006 E.ON Ruhrgas UK North Sea acquired stakes in five exploration blocks in the northern British North Sea. During the next two years, exploration drillings will be conducted in these blocks to verify natural gas reserves.

E.ON Ruhrgas Norge was awarded the operatorship permit for the Norwegian shelf in January 2007. In order to further expand the upstream business in Norway, the company applied for exploration and production licenses in the state-run license allocation process and in January 2007 was awarded three additional licenses, one of them, for the first time, as an operator.

On July 12, 2006, E.ON and Gazprom signed an agreement that will significantly enlarge our upstream business. Under the asset-swap agreement, E.ON will acquire a 25-percent stake (minus one share) in Yushno Russkoye natural gas field in exchange for stakes in three E.ON companies in Hungary: 50 percent (minus one share) in E.ON Földgáz Storage, 50 percent (minus one share) in E.ON Földgáz Trade, and 25 percent (plus one share) in E.ON Hungária. In addition, E.ON and Gazprom have agreed to work together on certain gas-fired power station projects in Europe.

Norway and Russia Remain Key Suppliers

E.ON Ruhrgas's supply sources changed only slightly compared with the previous year. E.ON Ruhrgas purchased a total of 723 billion kWh of natural gas from domestic and foreign producers in 2006, 5 percent more than in 2005. Norway and Russia were again the two biggest suppliers, accounting for 27 percent and 25 percent, respectively. E.ON Ruhrgas procured 19 percent from the Netherlands, 9 from the United Kingdom, and 3 from Denmark. It purchased 16 percent of its natural gas from suppliers in Germany.

Gas Purchases by Region[1]

Billion kWh	2006	%
Norway	196.5	27.2
Russia	178.4	24.7
Netherlands	137.5	19.0
Germany	113.3	15.6
United Kingdom	67.2	9.3
Denmark	22.9	3.2
Other	7.4	1.0

[1]Gas purchases of E.ON Ruhrgas AG; total: 723.2 billion kWh.

Pipeline System and Underground Storage Facilities

At year end 2006 the pipeline system of E.ON Ruhrgas AG and its German project companies had a total length of 11,405 kilometers ("km") compared with 11,273 km in the prior year. The total installed power of E.ON Ruhrgas's 28 compressor stations was increased from 853 megawatts to 907 megawatts. The working gas capacity of E.ON Ruhrgas's owned, jointly owned, project-company-owned, and leased underground storage facilities is approximately 5.2 bcm. The maximum withdrawal rate of these facilities is 5.8 million cubic meters per hour. E.ON Ruhrgas is currently expanding its storage facilities in Bierwang, Epe, and Etzel, Germany, to meet increasing demand for storage capacity.

Gas Release Program ("GRP") Continued

In May 2006 E.ON Ruhrgas held its fourth auction of the natural gas it procures under long-term supply contracts. Seven bidders were awarded a total of about 39 billion kWh of natural gas in the Internet-based auction. Demand in 2006 was thus significantly higher than in previous years. The contracts awarded in the auction have a three-year term. As in the 2004 and 2005 auctions, in 2006 E.ON Ruhrgas also offered one third, or about 18 billion kWh, of the gas not sold in the 2003 auction. The GRP, under which E.ON Ruhrgas will hold six annual auctions for a total of 200 billion kWh of the natural gas from its long-term import contracts, was one of the requirements of the ministerial approval of E.ON's acquisition of Ruhrgas.

E.ON Ruhrgas Enhances Gas Market Competition

In early October E.ON Ruhrgas launched its own Internet trading portal for spot purchases and sales of natural gas. In the first phase, the portal will offer spot trading in the north German market area where E.ON Gastransport operates the pipeline system. Northern Germany serves as a pipeline nexus for natural gas from Norway, Denmark, the Netherlands, Germany and, in the future, Russia. E.ON Ruhrgas is therefore seizing new business opportunities created by changes to the natural gas market. The EU Commission and the German Federal Network Agency are committed to further increasing the volume of spot gas trading in the German market to make it easier for new players to enter the market. In line with the Federal Network Agency's network access model, Germany's natural gas pipeline system will be divided into 19 market areas, each with a notional trading point that market participants can use to trade gas for the entire market area.

Effective October 1, 2007, E.ON Gastransport will have only two market areas: one for high-caloric natural gas (H gas) and one for low-caloric natural gas (L gas). This will create a large market area for H gas and serve as a nexus for large quantities of natural gas from all of Germany's key international suppliers. The market will be highly liquid and particularly attractive to transport customers and traders.

Federal Cartel Office Ruling on Long-Term Gas Supply Contracts

On January 13, 2006, the German Federal Cartel Office ("FCO") issued an order requiring E.ON Ruhrgas to desist, effective October 1, 2006, from executing existing long-term natural gas supply contracts with regional and municipal distribution companies. New contracts must conform with limits relating to the volume supplied and contract duration. If the volume supplied represents more than 80 percent of a distributor's procurement, the contract duration may not exceed two years; if it represents more than 50 percent, the duration may not exceed four years; if it represents less than 50 percent, the duration may be longer than four years. In addition, the FCO instituted a competitive injunction, ordering that suppliers who already meet part of a distributor's requirements may not compete to supply additional volume if, even temporarily, this would exceed the percentage and duration criteria described above.

E.ON Ruhrgas appealed the order and filed an emergency appeal with the State Superior Court in Düsseldorf to prevent the order from taking immediate effect. The emergency appeal was not successful. Consequently, E.ON Ruhrgas concluded new gas supply contracts (for the period after October 1, 2006) with its reseller customers affected by the order. Existing contracts were terminated effective September 30, 2006.

E.ON Ruhrgas is therefore now concentrating on the main case before the State Superior Court whose decision can be appealed to the German Federal Appeals Court. E.ON Ruhrgas is no longer contesting the issue of old contracts or their terms but is focusing on the competitive injunction. The purpose of the case is provide legal clarification of a key issue and the legal assurance needed to design customer contracts in the future.



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U.K. Market Unit

→ Adjusted EBIT up 28 percent
→ Business successfully taken forward during a period of volatile commodity prices
→ Adjusted EBIT forecast for 2007 is broadly in line with 2006

U.K.			
€ in millions	2006	2005	+/- %
Sales	12,569	10,176	+24
Adjusted EBITDA	1,790	1,550	+15
Adjusted EBIT	1,229	963	+28
ROCE (in %)	9.3	7.6	+1.7[1]
Cost of capital (in %)	9.2	9.2	-
Value added	13	-202	-
Cash provided by operating activities	749	101	+642
Investments	863	926	-7
Employees (at year end)	15,621	12,891	+21

[1]Change in percentage points.

Retail Business

In response to sharp increases in wholesale energy prices, E.ON UK increased its residential retail prices twice during 2006. The first price increase was announced in February 2006 which raised electricity prices by 18.4 percent and gas prices by 24.4 percent. The second price increase, announced in August 2006, raised electricity prices by 9.7 percent and gas prices by 18.4 percent. These price rises were broadly in line with other U.K. energy suppliers. Customer switching remains a key feature of the U.K. market, as customers seek to find the best deal. During the year, E.ON UK's customer accounts decreased slightly by 0.2 million.

Security of Supply

Significant investment is required in the U.K. power and gas infrastructure over the next 10 to 15 years to help maintain security of gas and electricity supplies. Since privatization, the competitive market framework has been successful in bringing forward adequate investment. E.ON UK believes that, provided the U.K. government and regulators avoid significant intervention in the market, the market participants will be able to meet the upcoming investment challenge, thereby securing gas and electricity supplies in all but the most extreme circumstances.

Power and Gas Sales

During 2006 the industrial and commercial sales ("I&C") business continued to focus on securing profitable customers, which resulted in lower sales volumes in 2006 compared with 2005. Power sales to residential and small- and medium-sized enterprices ("SME") rose by 2 percent. Gas sales to this segment declined by 6 percent, mainly due to slightly warmer weather and changes in consumer behavior.

Sales by Customer Segment[1]

Billion kWh	2006	2005	+/- %
Power - Residential and SME	37.9	37.3	+2
Power - I&C	18.4	22.3	-17
Total power sales	**56.3**	**59.6**	**-6**
Gas - Residential and SME	63.9	67.7	-6
Gas - I&C	28.7	32.6	-12
Total gas sales	**92.6**	**100.3**	**-8**

[1]Excludes wholesale and energy trading activities.

Power Generation and Procurement

The decrease in own production in 2006 was primarily attributable to an unplanned outage at our coal-fired power station at Ratcliffe.

Power purchased from other suppliers and market sales decreased by 3.3 billion kWh in 2006 compared with 2005 primarily due to lower sales to industrial and commercial customers.

Power Generation and Procurement

Billion kWh	2006	2005	+/- %
Owned generation[1]	35.9	37.3	-4
Purchases	21.3	24.5	-13
from jointly owned power plants	0.7	0.6	+17
from outside sources	20.6	23.9	-14
Power procured	**57.2**	**61.8**	**-7**
Plant use, line loss, pumped-storage hydro	-0.9	-2.2	-
Power sales	**56.3**	**59.6**	**-6**

[1]Excludes CHP.

Attributable Generation Capacity

Megawatts	December 31 2006	December 31 2005
Hard coal	4,910	4,910
Natural gas	3,490	3,272
Hydro, wind, oil, and other	1,788	1,788
CHP	359	577
Total	**10,547**	**10,547**

There was no change in attributable generation capacity between December 2005 and December 2006. However, some merchant CHP plant was reclassified as natural gas.

The increase in the percentage of generation supplied by coal is due to favorable margins compared to gas generation margins in 2006. The reduction in the CHP number is due to high gas prices and the reclassification of a number of CHP sites into the natural gas category.

Sources of Generation

Percentages


61 Hard coal
35 Natural gas
2 Hydro, wind, oil, and other
2 CHP

E.ON UK is currently looking at options to develop further power plants in the United Kingdom over the next few years. The objective is to deliver secure energy supplies, to reduce CO_2 emissions to tackle the challenge of climate change, and to keep energy as affordable as possible for our customers.

E.ON UK plans to grow its renewable electricity generation business in response to the U.K. regulatory initiatives. E.ON UK is already one of the leading developers and owner/operators of wind farms in the United Kingdom, with interests in 20 operational onshore and offshore wind farms with total capacity of 197 MW, of which 183 MW is attributable to E.ON UK.

Potential onshore and offshore projects with an aggregate capacity of approximately 1,139 MW are now in the development phase (compared with 1,100 MW in the development phase in 2005). E.ON UK commenced work on its 180 MW Robin Rigg offshore wind farm in the fourth quarter of 2006. The wind farm, which will be built in the Solway Firth off the Scottish coast, is due for completion in the spring of 2009. It will be both the United Kingdom's biggest and one of the world's largest offshore schemes when completed. In the fourth quarter of 2006, E.ON UK also started construction of an 18 MW onshore wind farm in Cambridgeshire, which is expected to become operational by the third quarter of 2007.

In addition to the planned expansion of its wind farm portfolio, E.ON UK increased its generation from biomass in 2006 by co-firing with coal at Kingsnorth and Ironbridge power stations, generating a total of 286 GWh of renewable energy. During 2005 work commenced on the construction of a 44 MW wood-burning plant in Lockerbie, in southwest Scotland, which when built will be the United Kingdom's largest dedicated biomass plant. Construction has progressed according to plan during 2006, and commercial operation is still scheduled to commence in December 2007.

Future generation investment fired by coal and gas is also planned. A planning application has been submitted to build two new supercritical coal units at the Kingsnorth power station site in Kent. The state-of-the-art technology would produce power from coal far more efficiently and far more cleanly than ever before.

E.ON UK has been granted permission to build a modern, 1,200 MW gas-fired station at our Isle of Grain site, also in Kent. The existing oil-fired station will be retained. The new technology would create one of the most efficient power stations in the United Kingdom, thereby reducing emissions and securing future energy supply requirements.

The United Kingdom implemented the EU Emissions Trading Directive at the beginning of 2005. E.ON UK bought 9.7 million metric tons of additional phase-one allowances in 2006.

In December 2006 E.ON UK sold its stake in Edenderry Power Limited and Edenderry Power Operations Ltd., which operates a 120 MW turf-fired power plant in Ireland, to Bord na Mona Plc.

Sales and Adjusted EBIT

E.ON UK increased its sales in 2006 compared with the prior year primarily due to price increases in the retail business. E.ON UK delivered an adjusted EBIT of €1,229 million during 2006, of which €488 million was in the regulated business and €869 million in the non-regulated business.

Adjusted EBIT at the regulated business increased by €36 million principally due to tariff changes and cost improvements.

Adjusted EBIT at the non-regulated business increased by €329 million despite the underperformance recorded in first quarter. Key features of the recovery as forecast in the first quarter were the retail price rises, increased value from our generation fleet, and the impact of profit and cost initiatives, partially offset by commodity cost increases and one-off benefits recorded within 2005 relating to the integration of previously outsourced customer service activities.

Adjusted EBIT recorded under Other/Consolidation was €99 million lower due to higher foreign-exchange costs, pension costs, and service and central costs to support a growing business.

Financial Highlights by Business

	Regulated Business		Non-regulated Business[1]		Other/ Consolidation		U.K.	
€ in millions	2006	2005	2006	2005	2006	2005	2006	2005
Sales	856	813	12,081	9,553	-368	-190	12,569	10,176
Adjusted EBITDA	635	604	1,284	959	-129	-13	1,790	1,550
Adjusted EBIT	488	452	869	540	-128	-29	1,229	963

[1]The non-regulated business now includes the new Energy Services business a material part of which was previously reported within the regulated business. The non-regulated business also includes a recharge from Business Services (facilities, IT, and other shared services); 2005 has been rebased to ensure comparisons are valid. The regulated business already included the recharge due to regulatory reasons.


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Nordic Market Unit

- Adjusted EBIT markedly below prior-year level
- Disposal of E.ON Finland finalized
- Adjusted EBIT for 2007 expected to be significantly above the 2006 figure

Nordic			
€ in millions	2006	2005	+/- %
Sales	3,204	3,213	-
thereof energy taxes	377	382	-1
Adjusted EBITDA	992	1,115	-11
Adjusted EBIT	619	766	-19
ROCE (in %)	9.8	11.5	-1.7[1]
Cost of capital (in %)	9.0	9.0	-
Value added	51	166	-69
Cash provided by operating activities	715	689	+4
Investments[2]	631	394	+60
Employees (at year end)	5,693	5,424	+5

[1]Change in percentage points.
[2]Excludes other financial assets.

Security of Supply

Throughout 2006, E.ON Nordic continued its challenging investment plan to enhance security of supply. Between 2007 and 2009, E.ON Nordic plans to invest approximately €2.7 billion in its business. The majority of this will go towards new power production to provide much-needed new sources of supply in the Nordic region and to reduce carbon emissions. A large part of capital spending is dedicated to improving the existing power distribution grid as part of a large ongoing reinvestment program. District heating and gas operations will also see additional investments.

Disposal of E.ON Finland Finalized

On June 26, 2006, E.ON Nordic and Fortum Power and Heat Oy ("Fortum") finalized the transfer to Fortum of all of E.ON Nordic's shares in E.ON Finland pursuant to an agreement signed on February 2, 2006. The purchase price for 65.56 percent of E.ON Finland's shares totaled about €390 million. In mid-January 2006, E.ON Finland was classified as a discontinued operation.

As a consequence of the sale, the Nordic market unit's segmentation has changed. The previous geographical segmentation (Sweden and Finland) has been replaced by a segmentation based on the operating environments of the different lines of business (Regulated business, Non-Regulated business, Other/Consolidation).

Power Sales

E.ON Nordic sold 5.3 billion kWh less electricity than in 2005, mainly due to lower sales at Nord Pool, Northern Europe's energy exchange. This was a consequence of lower production from hydropower and nuclear plants.

Power Sales by Customer Segment			
Billion kWh	2006	2005	+/- %
Residential	6.6	7.0	-6
Commercial	12.9	12.7	+2
Sales partners/Nord Pool	21.1	26.2	-19
Total	**40.6**	**45.9**	**-12**

Power Generation and Procurement

Power Generation and Procurement

Billion kWh	2006	2005	+/- %
Owned generation	27.9	33.3	-16
Purchases	14.8	14.5	+2
from jointly owned power plants	10.2	10.4	-2
from outside sources	4.6	4.1	+12
Power procured	**42.7**	**47.8**	**-11**
Station use, line loss	-2.1	-1.9	-
Power sales	**40.6**	**45.9**	**-12**

Sources of Owned Generation

Percentages


56.4 Nuclear
37.2 Hydro
2.7 Oil
3.7 Natural gas, hard coal, CHP, wind, other

Attributable Generation Capacity[1]

Megawatts	December 31 2006	2005
Nuclear	2,582	2,584
Hydro	2,738	2,770
Oil, other	1,996	2,020
Total	**7,316**	**7,374**

E.ON Nordic's owned generation decreased by 5.4 billion kWh relative to the prior year. Hydropower production decreased significantly due to lower reservoir inflow, especially during the third quarter. Moreover, certain hydropower assets were sold to Statkraft in October 2005. Nuclear power production was below the prior year because several Swedish nuclear units were taken offline as a consequence of an incident at Vattenfall's Forsmark nuclear power station in late July. The overall decrease in hydro and nuclear production was to some extent counteracted by increased CHP production and higher availability of nuclear assets in the first half of the year.

Gas and Heat Sales

Heat sales increased as a consequence of colder weather at the beginning of the year and the acquisition of heat operations in Denmark. Gas sales declined, primarily due to lower sales to distributors and increased competition.

Gas and Heat Sales

Billion kWh	2006	2005	+/- %
Gas sales	5.8	6.9	-16
Heat sales	7.9	7.7	+3

Sales and Adjusted EBIT

Nordic's sales, excluding energy taxes, were stable compared with the prior year. The decrease in hydropower and nuclear generation was partially offset by higher average sales prices.

Nordic's adjusted EBIT decreased by €147 million year on year to €619 million. Compared with the prior year, adjusted EBIT was negatively impacted by increased taxes on hydro and nuclear assets. Significantly lower reservoir inflow in the first three quarters and the temporary shutdown of several nuclear plants resulted in lower power generation and lower sales to Nord Pool. In addition, the hydropower assets sold to Statkraft contributed to prior-year adjusted EBIT. Adjusted EBIT was positively impacted by rising spot electricity prices and successful hedging activities, which enabled Nordic to secure higher average sales prices for its production portfolio.

Financial Highlights by Business[1]

€ in millions	Regulated Business 2006	2005	Non-regulated Business 2006	2005	Other/ Consolidation 2006	2005	Nordic 2006	2005
Sales[2]	725	850	2,119	2,247	-17	-266	2,827	2,831
Adjusted EBITDA	311	359	693	758	-12	-2	992	1,115
Adjusted EBIT	200	244	448	541	-29	-19	619	766

[1]Effective mid-January 2006, E.ON Finland is classified as a discontinued operation.
[2]Excludes energy taxes.

U.S. Midwest Market Unit

→ Adjusted EBIT up year-on-year
→ MISO exit completed
→ Disposal of WKE advanced, LPI disposal finalized
→ 2007 adjusted EBIT expected to be lower than prior-year level

U.S. Midwest			
€ in millions	2006	2005	+/- %
Sales	1,947	2,045	-5
Adjusted EBITDA	590	560	+5
Adjusted EBIT	391	365	+7
ROCE (in %)	5.7	5.5	0.2[1]
Cost of capital (in %)	8.0	8.0	-
Value added	-157	-166	+5
Cash provided by operating activities	381	214	+78
Investments	398	227	+75
Employees (at year end)	2,890	3,002	-4

[1]Change in percentage points.

Security of Supply

In 2006 E.ON U.S. continued secure and reliable energy supply to its customers. Between 2007 and 2009, E.ON U.S. plans to invest approximately €400 million to maintain the reliability of its transmission and distribution network. Over €800 million of generation investment in the same period (primarily related to construction of a new baseload unit at the Trimble County 2 plant) will reinforce the security of the company's power supply.

MISO Exit Effective September

E.ON U.S. has completed the exit from the Midwest Independent Transmission System Operator, Inc. ("MISO") and entered into alternative arrangements with the Tennessee Valley Authority and Southwest Power Pool, Inc. effective September 2006.

Disposal of WKE and LPI

Western Kentucky Energy Corp. ("WKE") operates the generating facilities of Big Rivers Electric Corporation ("BREC"), a power generation cooperative in western Kentucky, and a coal-fired facility owned by the city of Henderson, Kentucky, under a 25-year lease. In November 2005, E.ON U.S. entered into a letter of intent with BREC regarding a proposed transaction to terminate the lease and operational agreements between the parties and other related matters. The parties are in the process of negotiating definitive documents regarding the transaction, the closing of which would be subject to review and approval by various regulatory agencies and other interested parties. Subject to such contingencies, the parties are working to complete the proposed termination transaction during 2007. WKE's results are classified as discontinued operations in E.ON's Consolidated Financial Statements.

In June E.ON U.S. closed the sale of its interest in a coal-fired facility in North Carolina owned by LG&E Power, Inc. ("LPI"), (Roanoke Valley power project) and assets related to LG&E Power Services LLC to Westmoreland Coal Company.

Power and Gas Sales

Regulated utility retail power sales volumes decreased slightly in 2006 compared with 2005, primarily due to milder weather in 2006. Off-system sales volumes were lower compared with 2005 as a result of an increased use of E.ON U.S.'s generation for native load to replace the lost volumes from a purchase contract with Electric Energy, Inc. ("EEI"). EEI is a 1,000 MW power station in which E.ON U.S. has a 20 percent stake. In the past, E.ON U.S. could buy its share of the output at cost and utilize this power to meet native load. Since January 1, 2006, EEI sells its power at market prices. E.ON U.S. no longer utilizes this power to meet native load and now supplies this power from its own generation. Retail natural gas sales volumes declined due largely to milder winter weather compared with 2005 and reduced consumption due to higher prices. Off-system sales of natural gas were lower in 2006 as compared to 2005 as the result of market factors that produced fewer opportunities for off-system sales.

Sales by Customer Segment

Billion kWh	2006	2005	+/- %
Retail customers	32.6	33.3	-2
Off-system sales	2.7	4.4	-39
Power sales	**35.3**	**37.7**	**-6**
Retail customers	12.3	13.8	-11
Off-system sales	0.1	0.8	-88
Gas sales	**12.4**	**14.6**	**-15**

Power Generation and Procurement

Coal-fired power plants accounted for 97 percent of E.ON U.S.'s owned generation in 2006, while gas-fired, hydro, and other generating assets accounted for the remaining 3 percent. E.ON U.S.'s generation portfolio decreased from 7,715 MW at year end 2005 to 7,507 MW at year end 2006 due to the retirement and mothballing of five small units in the regulated business and the sale of the Roanoke Valley partnership in the non-regulated business.

Power Generation and Procurement

Billion kWh	2006	2005	+/- %
Proprietary generation	35.2	35.6	-1
Purchases	3.3	5.1	-35
Power procured	**38.5**	**40.7**	**-5**
Plant use, line loss, other	-3.2	-3.0	-
Power sales	**35.3**	**37.7**	**-6**

Sources of Owned Generation

Percentages


97 Coal
3 Natural gas, hydro, wind, and other

Attributable Generation Capacity

	December 31		
Megawatts	2006	2005	+/- %
Coal	5,294	5,294	-
Natural gas	2,141	2,186	-2
Oil and hydro	72	130	-45
Regulated business	**7,507**	**7,610**	**-1**
Non-regulated business	**-**	**105**	**-100**
Total	**7,507**	**7,715**	**-3**

Sales and Adjusted EBIT

E.ON U.S.'s sales were lower compared to last year primarily due to lower off-system sales volumes and milder weather in 2006, partially offset by higher fuel recovery from retail customers and by higher revenues on environmental capital spending.

E.ON U.S.'s adjusted EBIT increased by 7 percent. Lower retail volumes in the regulated business, due to significantly milder weather in 2006, were partly offset by cost savings due to the exit from MISO in the third quarter of 2006 and lower operating expenses as a result of the completion of the amortization of prior restructuring costs. In addition, the regulated business benefited from higher earnings on environmental capital spending.

In the non-regulated business, lower earnings due to the sale of the interest in the Roanoke Valley power project in mid-2006 were partly offset by better operating performance in the Argentine business.

Financial Highlights by Business

	Regulated Business		Non-regulated Business		U.S. Midwest	
€ in millions	2006	2005	2006	2005	2006	2005
Sales	1,887	1,965	60	80	1,947	2,045
Adjusted EBITDA	577	543	13	17	590	560
Adjusted EBIT	387	351	4	14	391	365


0.2 kWh for just the two of you

Report of the Board of Management

The Board of Management of E.ON AG is responsible for the preparation of the Consolidated Financial Statements and of the Combined Group Management Report. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The Combined Group Management Report is consistent with the Consolidated Financial Statements and, as a whole, provides an appropriate view of the Group's position. The additional information required under the German Commercial Code has been provided.

The compliance with legal provisions of both components of this Annual Report is assured through a series of internal control systems and through guidelines and reporting systems that are uniform throughout the Group.

In accordance with the requirements of the German Corporate Controlling and Transparency Act (KonTraG), the risk-management system of the E.ON Group enables the management of the Group to detect potential risks at an early stage and to counteract them as necessary.

Pursuant to the shareholder resolution approved at the Annual Shareholders Meeting, PricewaterhouseCoopers Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft (PwC), Düsseldorf, Germany, has been appointed by the Supervisory Board of E.ON AG as the Group's independent auditor. PwC has audited the Consolidated Financial Statements and the Combined Group Manangement Report, and has issued the accompanying unqualified Independent Auditor's Report.

The annual financial statements of E.ON AG, the Consolidated Financial Statements, the Combined Group Management Report and risk management have been discussed in depth, in the presence of the independent auditor, in the Audit Committee of the Supervisory Board and in the financial statement meeting of the Supervisory Board.

Dr. Wulf H. Bernotat Chairman of the Board of Management of E.ON AG	Dr. Marcus Schenck Member of the Board of Management of E.ON AG

Independent Auditor's Report

We have audited the Consolidated Financial Statements prepared by E.ON AG, Düsseldorf, Germany, comprising the balance sheet, the income statement, statement of changes in equity, statement of cash flows and the notes to the Consolidated Financial Statements, together with the Group Management Report, which is combined with the Management Report of E.ON AG, for the business year from January 1, 2006, to December 31, 2006. The preparation of the Consolidated Financial Statements in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP) and that of the Combined Management Report in accordance with German commercial law are the responsibility of E.ON AG's Board of Management. Our responsibility is to express an opinion on the Consolidated Financial Statements and the Combined Management Report based on our audit.

We conducted our audit of the Consolidated Financial Statements in accordance with Article 317 of the German Commercial Code (HGB) and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). Those standards require that we plan and perform our audit such that misstatements materially affecting the presentation of the net assets, financial position, results of operations and cash flows in the Consolidated Financial Statements in accordance with U.S. GAAP and in the Combined Management Report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the Consolidated Financial Statements and the Combined Management Report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of the entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Company's Board of Management, as well as evaluating the overall presentation of the Consolidated Financial Statements and the Combined Management Report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the Consolidated Financial Statements are in compliance with U.S. GAAP and give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group in accordance with these provisions. The Combined Management Report is consistent with the Consolidated Financial Statements and, as a whole, provides an appropriate view of the Group's position and suitably presents the opportunities and risks of future development.

In addition, we confirm that the Consolidated Financial Statements for the business year from January 1, 2006, to December 31, 2006, satisfy the conditions required for the Company's exemption from its obligation to prepare consolidated financial statements in accordance with IFRS, as adopted by the EU.

Düsseldorf, February 21, 2007

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Vogelpoth	Laue
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

E.ON AG and Subsidiaries Consolidated Statements of Income

€ in millions	Note	2006	2005
Sales	(31)	**67,759**	**56,141**
Electricity and natural gas tax		-3,562	-4,525
Sales, net of electricity and natural gas tax		**64,197**	**51,616**
Cost of goods sold and services provided	(5)	-52,304	-40,603
Gross profit on sales		**11,893**	**11,013**
Selling expenses		-4,341	-3,845
General and administrative expenses		-1,774	-1,516
Other operating income	(6)	8,232	7,564
Other operating expenses	(6)	-9,080	-5,890
Financial earnings	(7)	203	-174
Income/Loss from companies accounted for under the equity method		836	433
Other financial earnings		-633	-607
Income/Loss from continuing operations before income taxes and minority interests		**5,133**	**7,152**
Income taxes	(8)	323	-2,261
Minority interests	(9)	-526	-536
Income/Loss from continuing operations		**4,930**	**4,355**
Income/Loss from discontinued operations, net	(4)	127	3,059
Cumulative effect of changes in accounting principles, net		0	-7
Net income		**5,057**	**7,407**
€			
Earnings per share – basic and diluted	(12)		
from continuing operations		7.48	6.61
from discontinued operations		0.19	4.64
from cumulative effect of changes in accounting principles, net		0.00	-0.01
from net income		**7.67**	**11.24**

E.ON AG and Subsidiaries Consolidated Balance Sheets

€ in millions	Notes	December 31, 2006	2005
Assets			
Goodwill	(13a)	15,124	15,363
Intangible assets	(13a)	3,749	4,125
Property, plant and equipment	(13b)	42,712	41,323
Companies accounted for under the equity method	(13c)	7,967	9,689
Other financial assets	(13c)	20,335	16,119
Financial receivables and other financial assets	(15)	1,394	2,059
Operating receivables, other operating assets and prepaid expenses	(15)	3,553	3,530
Deferred tax assets	(8)	1,510	1,706
Non-current assets		**96,344**	**93,914**
Inventories	(14)	3,990	2,457
Financial receivables and other financial assets	(15)	1,417	1,060
Operating receivables, other operating assets and prepaid expenses	(15)	18,337	18,180
Liquid funds	(16)	6,187	9,897
Restricted cash		587	98
Securities and fixed-term deposits		4,448	5,453
Cash and cash equivalents		1,152	4,346
Assets of disposal groups	(4)	610	681
Deferred tax assets	(8)	347	373
Current assets		**30,888**	**32,648**
Total assets		**127,232**	**126,562**

E.ON AG and Subsidaries Consolidated Balance Sheets

€ in millions	Notes	December 31, 2006	2005
Stockholders' equity and liabilities			
Capital stock	(17)	1,799	1,799
Additional paid-in capital	(18)	11,760	11,749
Retained earnings	(19)	26,304	25,861
Accumulated other comprehensive income	(20)	8,212	5,331
Treasury stock	(17)	-230	-256
Stockholders' equity		**47,845**	**44,484**
Minority interests	(21)	**4,917**	**4,734**
Financial liabilities	(24)	9,959	10,555
Operating liabilities and deferred income	(24)	5,846	6,365
Provisions for pensions	(22)	3,769	8,290
Other provisions	(23)	20,406	19,112
Deferred tax liabilities	(8)	7,294	7,929
Non-current liabilities		**47,274**	**52,251**
Financial liabilities	(24)	3,440	3,807
Operating liabilities and deferred income	(24)	14,604	13,504
Provisions for pensions	(22)	116	430
Other provisions	(23)	7,802	6,030
Liabilities of disposal groups	(4)	615	831
Deferred tax liabilities	(8)	619	491
Current liabilites		**27,196**	**25,093**
Total stockholders' equity and liabilities		**127,232**	**126,562**

E.ON AG and Subsidiaries Consolidated Statements of Cash Flows

€ in millions	2006	2005
Net income	5,057	7,407
Income applicable to minority interests	526	536
Adjustments to reconcile net income to net cash provided by operating activities		
Income from discontinued operations	-127	-3,059
Depreciation, amortization and impairment on intangible assets, property, plant, equipment and equity investments	3,751	3,030
Changes in provisions	1,800	-362
Changes in deferred taxes	-826	390
Other non-cash income and expenses	-374	90
Gain/Loss on disposal:		
equity investments	-738	-44
intangible assets and property, plant and equipment	-91	-36
securities (other than trading) (>3 months)	-493	-398
Changes in current assets and other operating liabilities		
inventories	-1,359	-281
trade receivables	-1,453	-1,502
other operating receivables	673	-3,828
trade payables	86	1,386
other operating liabilities	762	3,215
Cash provided by operating activities	**7,194**	**6,544**
Proceeds from disposal of		
equity investments	3,651	6,093
intangible assets and property, plant and equipment	303	201
Purchase of		
equity investments	-1,078	-985
intangible assets and property, plant and equipment	-4,083	-2,956
Changes in securities (other than trading) (>3 months)	-771	-568
Changes in financial receivables and fixed-term deposits	-2,369	-1,339
Changes in restricted cash	-154	-4
Cash provided by (used for) investing activities	**-4,501**	**442**
Payments received/made from changes in capital including minority interests	1	-26
Payments for treasury stock, net	28	-33
Payment of cash dividends to		
stockholders of E.ON AG	-4,614	-1,549
minority stockholders	-242	-239
Proceeds from financial liabilities	10,846	3,013
Repayments of financial liabilities	-11,868	-7,624
Cash used for financing activities	**-5,849**	**-6,458**
Net increase (decrease) in cash and cash equivalents from continuing operations	**-3,156**	**528**
Cash provided by operating activities of discontinued operations	69	114
Cash provided by investing activities of discontinued operations	-109	-315
Cash provided by financing activities of discontinued operations	2	-171
Net increase in cash and cash equivalents from discontinued operations	**-38**	**-372**
Effect of foreign exchange rates on cash and cash equivalents	0	77
Cash and cash equivalents at the beginning of the period	4,346	4,113
Cash and cash equivalents from continuing operations at the end of the period	**1,152**	**4,346**

Consolidated Statements of Changes in Stockholders' Equity

				Accumulated other comprehensive income						
€ in millions	Capital stock	Additional paid-in capital	Retained earnings	Currency translation adjustments	Available-for-sale securities	Minimum pension liability	SFAS 158	Cash flow hedges	Treasury stock	Total
Balance as of January 1, 2005	**1,799**	**11,746**	**20,003**	**-896**	**2,178**	**-1,090**	**0**	**76**	**-256**	**33,560**
Shares reacquired/sold		3								3
Dividends paid			-1,549							-1,549
Net income			7,407							7,407
Other comprehensive income				620	4,698	-312		57		5,063
Total comprehensive income										**12,470**
Balance as of December 31, 2005	**1,799**	**11,749**	**25,861**	**-276**	**6,876**	**-1,402**	**0**	**133**	**-256**	**44,484**
Shares reacquired/sold		11							26	37
Dividends paid			-4,614							-4,614
Net income			5,057							5,057
Other comprehensive income				167	3,139	346	0	-221		3,431
Total comprehensive income										**8,488**
SFAS 158						1,056	-1,606			-550
Balance as of December 31, 2006	**1,799**	**11,760**	**26,304**	**-109**	**10,015**	**0**	**-1,606**	**-88**	**-230**	**47,845**

(1) Basis of Presentation

The Consolidated Financial Statements of E.ON AG and its consolidated companies ("E.ON," the "E.ON Group" or the "Company"), Düsseldorf, Germany, have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

The E.ON Group is an internationally active group of energy companies with integrated electricity and gas operations based in Germany. Effective January 1, 2004, the Group has been organized around five defined target markets:

- The Central Europe market unit, led by E.ON Energie AG ("E.ON Energie"), Munich, Germany, operates E.ON's integrated electricity business and the downstream gas business in Central Europe.
- Pan-European Gas is responsible for the upstream and midstream gas business. Moreover, this market unit holds predominantly minority shareholdings in the downstream gas business. This market unit is led by E.ON Ruhrgas AG ("E.ON Ruhrgas"), Essen, Germany.
- The U.K. market unit encompasses the integrated energy business in the United Kingdom. This market unit is led by E.ON UK plc. ("E.ON UK"), Coventry, U.K.
- The Nordic market unit, which is led by E.ON Nordic AB ("E.ON Nordic"), Malmö, Sweden, focuses on the integrated energy business in Northern Europe. It operates through the integrated energy company E.ON Sverige AB ("E.ON Sverige"), Malmö, Sweden.
- The U.S. Midwest market unit, led by E.ON U.S. LLC ("E.ON U.S."), Louisville, Kentucky, U.S., is primarily active in the regulated energy market in the U.S. state of Kentucky.

The Corporate Center contains those interests held directly by E.ON AG that are not allocated to a particular segment, as well as E.ON AG itself.

These market units form the core energy business and are at the same time segments as defined in Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). The Corporate Center as part of the core energy business also contains the consolidation effects that take place at the Group level.

The other activities of the E.ON Group included the activities of Degussa AG ("Degussa"), Düsseldorf, Germany, which was accounted for under the equity method until the final disposal of E.ON's minority interest in the third quarter of 2006.

Note 31 provides additional information about the market units.

Pursuant to Article 57 Sentence 1 No. 2 of the Introductory Law to the German Commercial Code ("EGHGB"), E.ON is exempted from the requirement to prepare consolidated financial statements in accordance with the International Financial Reporting Standards ("IFRS") and a management report in accordance with Article 315a of the German Commercial Code ("HGB") for the 2006 fiscal year. E.ON is preparing consolidated financial statements and a management report in accordance with internationally accepted accounting standards (U.S. GAAP), as provided for by Article 292a HGB, in combination with Article 58 (5) Sentence 2 EGHGB. For an assessment of the conformity of U.S. GAAP regulations with the Fourth and Seventh EU Accounting Directives, E.ON refers to German Accounting Standard ("DRS") No. 1, "Exempting Consolidated Financial Statements in accordance with Article 292a HGB," and DRS No. 1a, "Exempting Consolidated Financial Statements in accordance with Article 292a HGB—U.S. GAAP Consolidated Financial Statements: Goodwill and Other Intangible Assets," as well as to the transitional regulations of German Accounting Amendment Standard ("DRÄS") No. 2, Article 2. A description of the significant differences between German GAAP as regulated in the German Commercial Code ("HGB accounting") and U.S. GAAP is provided in Note 2(b).

(2) Summary of Significant Accounting Policies and Significant Differences between U.S. GAAP and German GAAP as regulated in the German Commercial Code ("HGB Accounting")

a) Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements include the accounts of E.ON AG and its consolidated subsidiaries. The subsidiaries, associated companies and other related companies have been included in the Consolidated Financial Statements in accordance with the following criteria:

- Majority-owned subsidiaries in which E.ON directly or indirectly exercises control through a majority of the stockholders' voting rights ("affiliated companies") are generally fully consolidated. However, certain subsidiaries controlled by E.ON that are inconsequential, both individually and in the aggregate, are accounted for at cost with no subsequent adjustment, unless impaired. Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46(R)"), requires E.ON to consolidate so-called variable interest entities in which it is the primary beneficiary for economic purposes, even if it does not have a controlling interest.
- Majority-owned companies in which E.ON does not exercise management control due to restrictions concerning the control of assets and management ("unconsolidated affiliates") are generally accounted for under the equity method. Companies in which E.ON has the ability to exercise significant influence on operations ("associated companies") are also accounted for under the equity method. These are mainly companies in which E.ON holds an interest of between 20 and 50 percent. However, certain associated companies controlled by E.ON that are inconsequential, both individually and in the aggregate, are accounted for at cost with no subsequent adjustment, unless impaired.
- All other share investments are accounted for under the cost method or, if marketable, at fair value.

A list of all E.ON shareholdings and other interests is published in a separate listing of shareholdings in the German Electronic Federal Gazette ("elektronischer Bundesanzeiger").

Intercompany results, sales, expenses and income, as well as receivables and liabilities between the consolidated companies are eliminated. If companies are accounted for under the equity method, intercompany results are eliminated in the consolidation process if and to the extent that these are material.

Business Combinations

In accordance with SFAS No. 141, "Business Combinations" ("SFAS 141"), all business combinations are accounted for under the purchase method of accounting, whereby all assets acquired and liabilities assumed are recorded at their fair value. After adjustments to the fair values of assets acquired and liabilities assumed are made, any resulting positive differences are capitalized in the balance sheet as goodwill. Situations in which the fair value of net assets acquired is greater than the purchase price paid result in an excess that is first allocated as a pro rata reduction of certain acquired assets. Should any such excess remain, the remaining amount is recognized as a separate gain. Goodwill arising in companies for which the equity method is applied is calculated on the basis of the same principles that are applicable to fully consolidated companies.

Foreign Currency Translation

The Company's transactions denominated in currencies other than the euro are translated at the current exchange rate at the time of the transaction and adjusted to the current exchange rate at each balance sheet date; any gains and losses resulting from fluctuations in the relevant currencies are included in other operating income and other operating expenses, respectively. Gains and losses from the translation of financial instruments used to hedge the value of its net investments in its foreign operations are recorded with no effect on net income as a component of stockholders' equity. The assets and liabilities of the Company's foreign subsidiaries with a functional currency other than the euro are translated using year-end exchange rates, while the statements of income are translated using annual-average exchange rates. Significant transactions of foreign subsidiaries occurring during the fiscal year are included in the financial statements using the exchange rate at the date of the transaction. Differences arising from the translation of assets and liabilities, as well as gains or losses in comparison with the translation of prior years, are included as a separate component of stockholders' equity and accordingly have no effect on net income.

The following chart depicts the movements in exchange rates for the periods indicated for major currencies of countries outside the European Monetary Union[1]:

Currencies	ISO Code	€1, rate as of December 31, 2006	2005	€1, annual average rate 2006	2005
British pound	GBP	0.67	0.69	0.68	0.68
Norwegian krone	NOK	8.24	7.99	8.05	8.01
Swedish krona	SEK	9.04	9.39	9.25	9.28
Hungarian forint	HUF	251.77	252.87	264.26	248.05
U.S. Dollar	USD	1.32	1.18	1.26	1.24

[1]The countries within the European Monetary Union in 2006 were Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain.

Revenue Recognition

The Company generally recognizes revenue upon delivery of products to customers or upon fulfillment of services. Delivery has occurred when the risks and rewards associated with ownership have been transferred to the buyer, compensation has been contractually established and collection of the resulting receivable is probable. The following is a description of E.ON's major revenue recognition policies in the various segments.

Core Energy Business

Sales in the Central Europe, Pan-European Gas, U.K., Nordic and U.S. Midwest market units result mainly from the sale of electricity and gas to industrial and commercial customers and to retail customers. Additional revenue is earned from the distribution of electricity and deliveries of steam and heat.

Revenue from the sale of electricity and gas to industrial and commercial customers and to retail customers is recognized when earned on the basis of a contractual arrangement with the customer; it reflects the value of the volume supplied, including an estimated value of the volume supplied to customers between the date of their last meter reading and year-end.

Net gains on derivative financial instruments used for proprietary trading are presented in the line item "Sales".

Other Activities

Sales at Viterra AG, Essen and subsidiaries ("Viterra"), which in 2005 were included in "Income/Loss from discontinued operations, net" and which were derived from the business of residential real estate and from the growing business of real estate development, were recognized net of discounts, sales incentives, customer bonuses and rebates granted when risk is transferred, remuneration is contractually fixed or determinable and satisfaction of the associated claims is probable. Sales attributable to services under long-term contracts (in particular property leases and service contracts) were recognized according to the terms of the contracts or at the point when the relevant services were rendered.

Electricity Tax

The electricity tax is levied on electricity delivered to retail customers by domestic utilities in Germany and Sweden and is calculated on the basis of a fixed tax rate per kilowatt-hour (kWh). This rate varies between different classes of customers.

Energy Taxes

The new German Energy Tax Act ("Energiesteuergesetz," "EnergieStG") regulates the taxation of energy generated from petroleum, natural gas and coal. It replaced the Petroleum Tax Act effective August 1, 2006. Under the Energy Tax Act, natural gas tax is not levied until delivery to the end consumer. Under the previously applicable Petroleum Tax Act, natural gas tax became due at the time of the procurement or removal of the natural gas from storage facilities.

Cost of Goods Sold and Services Provided

Cost of goods sold and services provided primarily includes the cost of generation, procured electricity and gas, the cost of raw materials and supplies used to produce energy, depreciation of the equipment used to generate, store and transfer electricity and gas, personnel costs directly related to the generation and supply of energy, as well as costs incurred in the purchase of production-related services. Net losses on derivative financial instruments used for proprietary trading are presented in the line item "Cost of goods sold and services provided."

Selling Expenses
Selling expenses include all expenses incurred in connection with the sale of energy. These primarily include personnel costs and other sales-related expenses of the regional utilities in the Central Europe market unit.

Administrative Expenses
Administrative expenses primarily include the personnel costs for those employees who do not work in the areas of production and sales, as well as the depreciation of administration buildings.

Accounting for Sales of Stock of Subsidiaries or Associated Companies
If a subsidiary or associated company sells its stock to a third party, leading to a reduction in E.ON's ownership interest in the relevant company ("dilution"), in accordance with SEC Staff Accounting Bulletin ("SAB") No. 51, "Accounting for Sales of Stock of a Subsidiary" ("SAB 51"), gains and losses from these dilutive transactions are included in the income statement under other operating income or expenses.

Advertising Costs
Advertising costs are expensed as incurred and totaled €281 million in 2006 (2005: €156 million).

Research and Development Costs
Research and development costs are expensed as incurred, and recorded as other operating expenses. They totaled €27 million in 2006 (2005: €24 million).

Earnings per Share
Earnings per share ("EPS") are computed in accordance with SFAS No. 128, "Earnings per Share" ("SFAS 128"). Basic (undiluted) EPS is computed by dividing consolidated net income by the weighted average number of ordinary shares outstanding during the relevant period. The computation of diluted EPS is identical to basic EPS, as E.ON AG does not have any dilutive securities.

Goodwill and Intangible Assets
Goodwill
SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), requires that goodwill not be periodically amortized, but rather be tested for impairment at the reporting unit level on an annual basis. Goodwill must be evaluated for impairment between these annual tests if events or changes in circumstances indicate that goodwill might be impaired. The Company has identified its reporting units as the operating units one level below its reportable segments.

The testing of goodwill for impairment involves two steps:

- The first step is to compare each reporting unit's fair value with its carrying amount including goodwill. If a reporting unit's carrying amount exceeds its fair value, this indicates that its goodwill may be impaired and the second step is required.
- The second step is to compare the implied fair value of the reporting unit's goodwill with the carrying amount of its goodwill. The implied fair value is computed by allocating the reporting unit's fair value to all of its assets and liabilities in a manner that is similar to a purchase price allocation in a business combination in accordance with SFAS 141. The remainder after this allocation is the implied fair value of the reporting unit's goodwill. If the fair value of goodwill is less than its carrying value, the difference is recorded as an impairment.

The annual testing of goodwill for impairment at the reporting unit level, as required by SFAS 142, is carried out in the fourth quarter of each year.

Intangible Assets Not Subject to Amortization
SFAS 142 also requires that intangible assets other than goodwill be amortized over their useful lives unless their lives are considered to be indefinite. Any intangible asset that is not subject to amortization must be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. This impairment test for intangible assets with indefinite lives consists of a comparison of the fair value of the asset with its carrying value. Should the carrying value exceed the fair value, an impairment loss equal to the difference is recognized in other operating expenses.

Intangible Assets Subject to Amortization

Intangible assets subject to amortization are classified into marketing-related, customer-related, contract-based, and technology-based, all of which are valued at cost and amortized using the straight-line method over their expected useful lives, generally for a period between 5 and 25 years or between 3 and 5 years for software, respectively.

Accounting for internally-developed software for internal use within the Company is governed by the guidelines of the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In accordance with this SOP, any costs incurred from the moment at which the decision on the implementation and on all functions, characteristics and specifications of the software was made are capitalized and amortized over the probable useful life. Any costs incurred up to that point are immediately expensed.

Intangible assets with definite lives subject to amortization are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Please see Note 13(a) for additional information about goodwill and intangible assets.

Property, Plant and Equipment

Property, plant and equipment are valued at historical or production costs, including asset retirement costs to be capitalized and depreciated over their expected useful lives, generally using the straight-line method, as summarized in the following table.

Useful Lives of Property and Equipment	
Buildings	10 to 50 years
Technical equipment, plant and machinery	10 to 65 years
Other equipment, fixtures, furnitures and office equipment	3 to 25 years

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is measured in accordance with SFAS 144 by comparison of the carrying amount of the asset and its expected undiscounted future cash flows. If such a long-lived asset's carrying amount exceeds its undiscounted future cash flows, the carrying value of such an asset is written down to its lower fair value. Unless quoted market prices in active markets are available, fair value is measured by discounted estimated future cash flows. If necessary, the remaining useful life of the asset is correspondingly revised.

Interest on debt apportioned to the construction period of qualifying assets is capitalized as a part of their cost of acquisition or construction. The additional cost is depreciated over the expected useful life of the related asset, commencing on the completion or commissioning date.

Repair and maintenance costs are expensed as incurred.

Leasing

Leasing transactions are classified according to the lease agreements which specify the benefits and risks associated with the leased property. E.ON concludes some agreements in which it is the lessor and other agreements in which it is the lessee.

Leasing transactions in which E.ON is the lessee are differentiated into capital leases and operating leases. In a capital lease, the Company receives the economic benefit of the leased property and recognizes the asset and associated liability on its balance sheet. All other transactions in which E.ON is the lessee are classified as operating leases. Payments made under operating leases are recorded as an expense.

Leasing transactions in which E.ON is the lessor and the lessee enjoys substantially all the benefits and bears the risks of the leased property are classified as sales-type leases or direct financing leases. In these two types of leases, E.ON records the present value of the minimum lease payments as a receivable. The lessee's payments to E.ON are allocated between a reduction of the lease obligation and interest income. All other transactions in which E.ON is the lessor are categorized as operating leases. E.ON records the leased property as an asset and the scheduled lease payments as income.

Financial Assets

Shares in associated companies are generally accounted for under the equity method. E.ON's accounting policies are also generally applied to its associated companies. Other share investments that are marketable, similar to securities, are valued in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 requires that a security be accounted for according to its classification as trading, available-for-sale or held-to-maturity. Debt securities that the Company does not have the positive intent and ability to hold to maturity, as well as all marketable securities, are classified as available-for-sale securities. The Company does not hold any securities classified as trading or held-to-maturity.

Securities classified as available-for-sale are carried at fair value, with any resulting unrealized gains and losses net of related deferred taxes reported as a separate component of stockholders' equity until realized. Realized gains and losses are recorded based on the specific identification method. Unrealized losses on all marketable securities and investments that are other than temporary are recognized in the line item "Financial earnings" as "Write-down of financial assets and other share investments".

The residual value of debt securities is adjusted for premiums and discounts which remain to be amortized or accreted until maturity of the respective security. Such amortization and accretion is included in the line item "Financial earnings." Realized gains and losses on such securities are respectively included in "Other operating income" and "Other operating expenses." Other share investments that are non-marketable are accounted for at acquisition cost.

Inventories

The Company values inventories at the lower of acquisition or production cost or market value. Raw materials, products and goods purchased for resale are primarily valued at average cost. Gas inventories are generally valued at LIFO. In addition to production materials and wages, production costs include material and production overheads based on normal capacity. The costs of general administration, voluntary social benefits and pensions are not capitalized. Inventory risks resulting from excess and obsolescence are provided for by appropriate valuation allowances.

Receivables and Other Assets

Receivables and other assets are recorded at their nominal values. Valuation allowances are provided for identified individual risks. Further, if the recoverability of a certain portion of the receivables is not probable, valuation allowances are provided to cover the expected loss.

Emission Rights

Emission rights held under national and international emission-rights systems are reported as inventory. Emission rights are capitalized at their acquisition costs when issued for the respective reporting period as (partial) fulfillment of the notice of allocation from the responsible national authorities. Emission rights are subsequently valued at amortized cost. The consumption of emission rights is valued at average cost. Any shortfall in emission rights is accrued throughout the year within other provisions. The expenses incurred for the consumption of emission rights and the recognition of a corresponding provision are reported under cost of goods sold.

As part of operating activities, emission rights are also held for proprietary trading purposes. Emission rights held for proprietary trading are reported under other operating assets.

Discontinued Operations and Assets Held for Sale

Discontinued operations are those operations of a reportable or operating segment, or of a component thereof, that either have been disposed of or are classified as held for sale. Assets and liabilities attributable to a component must be clearly distinguishable from the other consolidated entities in terms of their operations and cash flows. In addition, the reporting entity must not have any significant continuing involvement in the operations classified as a discontinued operation.

Also reported under assets and liabilities of discontinued operations are groups of long-lived assets held for disposal in one single transaction together with other assets and liabilities ("disposal groups"). SFAS 144 requires that certain defined criteria be met for an entity to be classified as a disposal group, and specifies the conditions under which a planned transaction becomes reportable separately as a discontinued operation.

Gains or losses from the disposal and income and expenses from the operations of a discontinued operation are reported under "Income/Loss from discontinued operations, net"; prior-year income statement figures are adjusted accordingly. Cash flows of discontinued operations are stated separately in the Consolidated Statement of Cash Flows. However, there is no reclassification of prior-year balance sheet line items attributable to discontinued operations, as such reclassification is not required by SFAS 144.

The income and expenses related to operations that will be disposed of but are not classified as discontinued operations are included in "Income/Loss from continuing operations" until they are sold.

Individual assets and disposal groups identified as held for sale are no longer depreciated once they are classified as assets held for sale or as disposal groups. Instead, they are reported at the lower of their book value or their fair value. If the fair value of such assets, less selling costs, is less than the carrying value of the assets at the time of their classification as held for sale, an impairment is recognized immediately. The fair value is determined based on discounted cash flows. The underlying interest rate that management deems reasonable for the calculation of such discounted cash flows is contingent on the type of property and prevailing market conditions. Appraisals and, if appropriate, current estimated net sales proceeds from pending offers are also considered.

Liquid Funds

Liquid funds include checks, cash on hand and bank balances and current available-for-sale securities. Bank balances and available-for-sale securities with an original maturity of more than three months are recognized under securities and fixed-term deposits. Liquid funds with an original maturity of less than three months are considered to be cash and cash equivalents unless they are restricted.

Restricted cash with a remaining maturity in excess of twelve months is classified as "Financial receivables and other financial assets."

Stock-Based Compensation

Effective January 1, 2006, E.ON applies the accounting and measurement guidelines of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) requires that the virtual stock option program ("Stock Appreciation Rights," "SAR") used by the E.ON Group be recognized as an expense on the basis of their fair value. Previously, under SFAS 123 in conjunction with FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans" ("FIN 28"), SAR were accounted for at their intrinsic value on the balance sheet date, with the corresponding expenses also recognized on the income statement. In accordance with SFAS 123(R), E.ON determines fair value using the Monte Carlo simulation technique. The cumulative effect of the initial application of the standard, which was effected using the modified prospective transitional method, did not exceed €1 million. Consequently, no separate presentation of pro forma information is provided.

U.S. Regulatory Assets and Liabilities

Accounting for E.ON's regulated utility businesses, Louisville Gas and Electric Company ("LG&E"), Louisville, Kentucky, U.S., and Kentucky Utilities Company ("Kentucky Utilities"), Lexington, Kentucky, U.S., of the U.S. Midwest market unit, conforms with U.S. generally accepted accounting principles as applied to regulated public utilities in the United States of America. These entities are subject to SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"), under which costs that would otherwise be charged to expense are deferred as regulatory assets based on expected recovery of such costs from customers in future rates approved by the relevant regulator. Likewise, certain credits that would otherwise be reflected as income are deferred as regulatory liabilities. The current or expected recovery by the entities of deferred costs and the expected return of deferred credits is generally based on specific ratemaking decisions or precedent for each item.

The U.S. Midwest market unit currently receives interest on most regulatory assets except for certain assets that have separate rate mechanisms providing for recovery within twelve months. No return is earned on the pension and postretirement regulatory asset, which represents the changes in the funded status of the plans. Additionally, no return is earned on the asset retirement obligation ("ARO") regulatory asset. This regulatory asset will be offset against the associated regulatory liability, ARO asset and ARO liability at the time the underlying asset is retired.

U.S. regulatory assets and provisions are included in "Operating receivables, other operating assets and prepaid expenses" and "Other provisions," respectively.

Provisions for Pensions

The valuation of pension liabilities is based upon actuarial computations using the projected unit credit method in accordance with SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS 87"), and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"). The valuation is based on current pensions and pension entitlements and on economic assumptions that have been chosen in order to reflect realistic expectations. Cash balance pension plans are valued in accordance with the interpretation of the "Emerging Issues Task Force" (EITF) 03-4 (traditional unit credit method). The expanded disclosure requirements outlined in SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132(R)"), were followed by E.ON for all domestic and foreign pension plans.

The effective date for fixing the economic measurement parameters is December 31 of each year. Variations in measurement assumptions, differences between the estimated and actual number of beneficiaries and underlying assumptions can result in actuarial gains and losses. Together with unrecognized prior service cost or credit, these are recognized as income or expense on a delayed basis and amortized separately over periods determined for each individual pension plan.

SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158") was adopted at the end of the 2006 fiscal year. SFAS 158 requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefits. Unrecognized actuarial gains or losses and past service cost have been recognized net of tax in "Accumulated other comprehensive income" as part of the adoption of SFAS 158. See Note 22 for more information.

Other Provisions and Liabilities

Other provisions and liabilities are recorded when an obligation to a third party has been incurred, the payment is probable and the amount can be reasonably estimated.

SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), requires that the fair value of a liability arising from the retirement or disposal of an asset be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. When the liability is recorded, the Company must capitalize the costs of the liability by increasing the carrying amount of the long-lived asset. In subsequent periods, the liability is accreted to its present value and the carrying amount of the asset is depreciated over its useful life. Provisions for nuclear decommissioning costs are based on external studies and are continuously updated. Other provisions for the retirement or decommissioning of property, plant and equipment are based on estimates of the amount needed to fulfill the obligations.

Changes to these estimates arise pursuant to SFAS 143 particularly when there are deviations from original cost estimates or changes to the payment schedule or the level of relevant obligation. The liability must be adjusted in the case of both negative and positive changes to estimates (i.e., when the liability is less or greater than the accreted prior-year liability less utilization). Such an adjustment is usually effected through a corresponding adjustment to fixed assets and is not recognized in income. Provisions for liabilities are accreted annually at the same interest rate that was used to establish fair value. The interest rate for existing liabilities will not be changed in future years. For new liabilities, as well as for increases in fair value due to changes in estimates that are treated like new liabilities, the interest rate to be used for subsequent valuations will be the interest rate that was valid at the time the new liability was incurred or when the change in estimate occurred.

FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143" ("FIN 47"), clarifies that SFAS 143 also applies to asset retirement obligations even though uncertainty exists about the timing and/or method of settlement. A liability must be recognized for an obligation if its fair value can be reasonably estimated.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), requires the guarantor to recognize a liability for the fair value of an obligation assumed under certain guarantees. It also expands the scope of the disclosures made concerning such guarantees. Note 25 contains additional information on significant guarantees that have been entered into by E.ON.

Deferred Taxes

Under SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"), deferred taxes are recognized for all temporary differences between the applicable tax balance sheets and the Consolidated Balance Sheet. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. SFAS 109 also requires the recognition of the future tax benefits of net operating loss carryforwards. A valuation allowance is established when the deferred tax assets are not expected to be realized within a reasonable period of time.

Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applicable for taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income for the period that includes the enactment date. The deferred taxes for German companies during the reporting year were generally calculated using a tax rate of 39 percent (2005: 39 percent) on the basis of a federal statutory rate of 25 percent for corporate income tax, a solidarity surcharge of 5.5 percent on corporate tax, and the average trade tax rate applicable for E.ON. Foreign subsidiaries use applicable national tax rates.

Note 8 shows the major temporary differences so recorded.

Derivative Instruments and Hedging Activities

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133—an amendment of FASB Statement No. 133" ("SFAS 137"), and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133" ("SFAS 138"), as well as the interpretations of the Derivatives Implementation Group ("DIG"), are applied as amended by SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 133 contains accounting and reporting standards for hedge accounting and for derivative financial instruments, including certain derivative financial instruments embedded in other contracts.

Instruments commonly used are foreign currency forwards, swaps and options, interest-rate swaps, interest-rate options and cross-currency swaps. Equity forwards are entered into to cover price risks on securities. In commodities, the instruments used include physically and cash-settled forwards and options based on the prices of electricity, gas, coal, oil and emission rights. As part of conducting operations in commodities, derivatives are also acquired for proprietary trading purposes. Income and losses from derivative proprietary trading instruments are shown net in the Consolidated Statement of Income.

SFAS 133 requires that all derivatives be recognized as either assets or liabilities in the Consolidated Balance Sheet and measured at fair value. Depending on the documented designation of a derivative instrument, any change in fair value is recognized either in net income or stockholders' equity as a component of accumulated other comprehensive income.

SFAS 133 prescribes requirements for designation and documentation of hedging relationships and ongoing retrospective and prospective assessments of effectiveness in order to qualify for hedge accounting. The Company does not exclude any component of derivative gains and losses from the assessment of hedge effectiveness. Hedge accounting is considered to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is 80 to 125 percent effective at offsetting the change in fair value due to the hedged risk of the hedged item or transaction.

For qualifying fair value hedges, the change in the fair value of the derivative and the change in the fair value of the hedged item that is due to the hedged risks are recorded in income. If a derivative instrument qualifies as a cash flow hedge, the effective portion of the hedging instrument's gain or loss is reported in stockholders' equity (as a component of accumulated other comprehensive income) and is reclassified into earnings in the period or periods during which the transaction being hedged affects earnings. For hedging instruments used to establish cash flow hedges, the change in fair value of the ineffective portion is recorded in current earnings. To hedge the foreign currency risk arising from the Company's net investment in foreign operations, derivative as well as non-derivative financial instruments are used. Gains or losses due to changes in fair value and from foreign-currency translation are recorded in the cumulative translation adjustment within stockholders' equity as a currency translation adjustment in accumulated other comprehensive income.

Fair values of derivative instruments are classified as operating assets or liabilities. Changes in fair value of derivative instruments affecting income are classified as other operating income or expenses. Gains and losses from interest-rate derivatives are included in interest income. Certain realized amounts are, if related to the sale of products or services, included in "Sales" or "Cost of goods sold and services provided".

Unrealized gains and losses resulting from the initial measurement of derivative financial instruments at the inception of the contract are not recognized in income. They are instead deferred and recognized in net income systematically over the term of the derivative. An exception to the accrual relates to unrealized gains and losses from the initial measurement that are verified by quoted market prices in an active market, observable prices of other current market transactions or other observable data supporting the valuation technique. In this case, the result of the initial measurement is recognized in income.

Option contracts relating to minority interests in fully consolidated companies and affiliates that do not fall within the scope of SFAS 133 are carried at fair value in accordance with SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"), EITF 00-6 "Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary" and EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock."

Please see Note 28 for additional information regarding the Company's use of derivative instruments.

Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows is classified by operating, investing and financing activities pursuant to SFAS No. 95, "Statement of Cash Flows" ("SFAS 95"). Cash flows of discontinued operations are reported separately in the Consolidated Statement of Cash Flows. The separate line item, "Other non-cash income and expenses," is mainly comprised of undistributed income from companies accounted for under the equity method. Effects of changes in the scope of consolidation are shown in investing activities, but have been eliminated from operating and financing activities. This also applies to valuation changes due to exchange rate fluctuations, whose impact on cash and cash equivalents is separately disclosed.

Segment Information

The Company's segment reporting is prepared in accordance with SFAS 131. The management approach required by SFAS 131 designates that the internal reporting organization that is used by management for making operating decisions and assessing performance should be used as the basis for presenting the Company's reportable segments (see Note 31).

Use of Estimates

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent amounts as of the balance sheet date and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Presentation of the Consolidated Balance Sheet and Reclassifications

The Consolidated Balance Sheet as of December 31, 2006 has for the first time been prepared using a classified balance sheet structure, which improves the presentation of the financial condition. Assets that will be realized within twelve months of the reporting date are presented as current. Liabilities that are due to be settled within one year of the reporting date are classified as current. Prior-year information has been reclassified to conform to this presentation.

In addition prior-year information has been reclassified in order to conform to the current-year presentation.

New Accounting Pronouncements

FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), was published in July 2006. FIN 48 describes the treatment of uncertain tax positions in financial reporting. FIN 48 applies to fiscal years that begin after December 15, 2006. E.ON is currently evaluating the potential effects of applying FIN 48.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides additional guidance for fair value measurements of assets and liabilities. It applies whenever other standards require assets or liabilities to be measured at fair value. It does not expand the use of fair value to any new circumstances. Under SFAS 157, fair value is the price in an orderly transaction between market participants to sell an asset or transfer a liability. A fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. In accordance with this principle, SFAS 157 establishes a fair value hierarchy that gives highest priority to quoted prices on active markets. At the lowest rung of this hierarchy are unobservable data such as the reporting entity's own data. This statement is effective for fiscal years beginning after November 15, 2007. E.ON is currently evaluating the potential effects of applying SFAS 157.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. E.ON has initially applied the provisions of SAB 108 for the fiscal year ending December 31, 2006. The initial application had no effects on the Consolidated Financial Statements.

On February 15, 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" ("SFAS 159"), which provides the option to measure certain financial assets and liabilities at fair value. Entities may decide whether to elect the fair value option for financial instruments to which the new accounting standard applies. Measurement classifications generally may be different for different financial instruments of similar types. The election is irrevocable and is applied only to an entire instrument; an instrument may not be split up for measurement purposes. SFAS 159 also contains rules concerning the presentation of items measured at fair value and corresponding disclosures in the notes to the financial statements. The application of SFAS 159 is mandatory for fiscal years that begin after November 15, 2007. E.ON is currently evaluating the potential effects of applying SFAS 159.

b) Significant Differences between U.S. GAAP and German GAAP as regulated in the German Commercial Code ("HGB Accounting")

Business Combinations

Under U.S. GAAP, the measurement date for the consolidation of an acquired entity is the date of its registration in the Commercial Register. Assets acquired and liabilities assumed are accounted for at their fair values under the purchase method. HGB accounting requires that mergers and acquisitions be accounted for as of the date agreed upon in the merger contract.

Under U.S. GAAP, goodwill acquired in a business combination is no longer amortized over its useful life, but rather tested for impairment on at least an annual basis. In HGB accounting, goodwill is capitalized and periodically amortized or offset against retained earnings.

Capitalization of Interest

Under certain conditions, U.S. GAAP requires the capitalization of interest as a part of the historical cost of acquiring assets that are constructed or otherwise produced for an enterprise's own use. Interest is capitalized on debt apportionable to the construction period of qualifying assets as a part of their cost of acquisition. The additional acquisition or construction cost is depreciated over the related asset's expected useful life. HGB accounting permits, but does not require, such capitalization.

Disposal Expenses

Under U.S. GAAP, for certain estimated costs resulting from the decommissioning or disposal of property, plant and equipment, an accrual and a corresponding increase in acquisition or production costs is to be provided and amortized over the asset's remaining useful life. In HGB accounting, such expenses do not increase the acquisition and production costs of the corresponding assets.

Securities and Other Investments

Under U.S. GAAP, marketable securities and other share investments are classified into one of three categories: held-to-maturity securities, available-for-sale securities or trading securities. The Company's securities and other investments are considered to be available for sale and thus must be valued at market value on the balance sheet date. Under U.S. GAAP, unrealized holding gains and losses are excluded from income and reported as an adjustment to stockholders' equity. In HGB accounting, securities and other investments cannot be valued in excess of their acquisition costs at the balance sheet date.

Equity Method/Negative Goodwill

The income of companies accounted for using the equity method has been determined using valuation principles prescribed by U.S. GAAP. To the extent that certain equity investees do not prepare consolidated U.S. GAAP financial statements, an estimate is made of the reconciling items based on information provided by the investee.

In addition to the above, under U.S. GAAP, any remaining negative goodwill is realized as income. Negative goodwill from consolidation must be released in HGB accounting when expenses or losses expected at the time the stockholding is acquired are incurred, or if it becomes apparent that the negative goodwill corresponds to a realized profit on the balance sheet date.

Provisions for Pensions and Similar Liabilities

Actuarial gains and losses result from changes in calculation bases in the calculation of defined benefit liabilities. Plan amendments (including initiation of a plan) that grant increased benefits based on services rendered in prior periods give rise to prior service cost. Actuarial gains and losses as well as prior service cost are recognized in other comprehensive income and offset on a delayed basis using the corridor approach. In HGB accounting, these provisions for pensions are immediately expensed in the income statement.

U.S. GAAP allows net presentation of projected benefit obligation and plan assets. In HGB accounting, net presentation is not allowed.

In HGB accounting, provisions are established for the estimated number of employees nearing retirement and expected to participate in the early retirement program. Under U.S. GAAP, such accruals are established only if the employee consents by entering into a binding contractual agreement over the remaining length of employment.

Guarantees

Under U.S. GAAP, certain guarantees are to be recorded as liabilities at their fair value, even if there is little likelihood of the guarantees being used. In HGB accounting, a provision is established in the amount of the reasonably expected estimated liability.

Deferred Taxes

Under U.S. GAAP, deferred taxes are provided for all temporary and quasi-permanent differences between the tax balance sheet and the Consolidated Balance Sheet (temporary concept). Under U.S. GAAP, deferred taxes also are calculated for tax loss carryforwards. A valuation allowance is established when it is more likely than not that the deferred tax assets will not be realized.

In HGB accounting, deferred taxes are calculated based on the timing concept for all timing differences between valuation amounts in the tax income statement and the Consolidated Statement of Income. For quasi-permanent differences that are released over a very long period of time or only during the course of a company's divestment or liquidation, deferred taxes may only be applied if their reversal is sufficiently likely.

Consolidation of Variable Interest Entities

In contrast with HGB accounting, under U.S. GAAP certain variable interest entities are fully consolidated, even in the absence of a stockholding interest, if the interest in such an entity results in the reporting company being the primary beneficiary.

Minority Interests

In HGB accounting in contrast to U.S. GAAP, minority interests in subsidiaries are shown as part of stockholders' equity and net income.

Presentation of the Consolidated Balance Sheet

The Consolidated Balance Sheet for the end of the 2006 fiscal year is the first to have been prepared using a classified balance sheet structure. Assets and liabilities are presented as current or non-current based on the intended realization or settlement dates. In HGB accounting, the distinction between fixed and non-fixed assets depends on the purpose for which an asset is held.

Other

Other differences in accounting principles primarily include unrealized gains from foreign currency translation, outstanding derivative financial instruments, internally-generated intangible assets, the capitalization of lease contracts and stock appreciation rights.

(3) Scope of Consolidation

The number of consolidated companies changed as follows during the reporting year:

Scope of Consolidation	Domestic	Foreign	Total
Consolidated companies as of December 31, 2005	**128**	**379**	**507**
Additions	15	18	33
Disposals/Mergers	5	35	40
Consolidated companies as of December 31, 2006	**138**	**362**	**500**

In 2006, a total of 109 domestic and 62 foreign associated companies were accounted for under the equity method (2005: 127 domestic and 63 foreign).

The mutual insurance fund Versorgungskasse Energie Versicherungsverein auf Gegenseitigkeit ("VKE"), Hanover, Germany, which reinsures part of the pension obligations toward E.ON Energie employees, was consolidated for the first time in 2006. A portion of the pension benefits received by these employees during retirement is covered by insurance contracts entered into with VKE. VKE also provides services with regard to the administration of pension payments for E.ON Group companies.

See Note 4 for additional information on acquisitions, disposals, discontinued operations and disposal groups.

The variable interest entities consolidated within the E.ON Group as of December 31, 2006, are two jointly managed electricity generation companies, one real estate leasing company and one company managing investments. During the second quarter of 2006 E.ON acquired additional interest in another real estate leasing company. E.ON now consolidates this company under the general consolidation rules as opposed to the variable interest criteria under FIN 46 (R).

As of December 31, 2006, these variable interest entities included in the E.ON Group had total assets of €710 million (2005: €795 million) and recorded earnings of €27 million (2005: €17 million) before consolidation. Total assets of €239 million and earnings of €3 million before consolidation were reported as of December 31, 2005, for the real estate leasing company in which E.ON obtained additional interest in the second quarter of 2006. Non-current assets of €132 million serve as collateral for liabilities relating to financial leases and bank loans.

The recourse of creditors of the consolidated variable interest entities to the assets of the primary beneficiary is generally limited. One variable interest entity has no such limitation of recourse. The primary beneficiary is liable for €75 million in respect of this entity.

In addition, the Company has had contractual relationships with another leasing company in the energy sector since July 1, 2000. The Company is not the primary beneficiary of this variable interest entity. The entity is currently in liquidation pursuant to a shareholder resolution. As of December 31, 2006, and December 31, 2005, the entity had no material assets and no liabilities. Neither the relationship to this entity nor its liquidation is expected to result in a realization of losses.

The extent of E.ON's interest in another variable interest entity, which has been in existence since 2001 and was expected to terminate in the fourth quarter of 2005, still cannot be assessed in accordance with the FIN 46(R) criteria due to insufficient information. The significant transactions between this entity and the E.ON Group took place in the fourth quarter of 2005, with no activities thereafter. However, the entity's liquidation remains outstanding. The entity handled the liquidation of assets from operations that had already been sold. Originally, its total assets amounted to €127 million. The termination of the relationship with this entity is not expected to result in any significant effects on earnings.

(4) Acquisitions, Disposals, Discontinued Operations and Disposal Groups

The presentation of E.ON's acquisitions, disposals, discontinued operations and disposal groups in this Note is based on SFAS 141 and 144. Pursuant to SFAS 141, acquisitions are classified as either "significant" or "other." Additional disclosures must be made for material transactions. No acquisition was classified as significant under these guidelines in 2005 and 2006.

All acquisitions and disposals are in principle consistent with E.ON's strategy for growth, which is to focus on its activities in the electricity and gas sectors.

Acquisitions in 2006

Central Europe
JCP/DDGáz

In the course of portfolio adjustments undertaken in the Czech Republic and Hungary, minority shareholdings in various companies were sold. In exchange, E.ON acquired, in addition to two other minority shareholdings, a further 46.7 percent of the company Jihočeská plynárenská, a.s. ("JCP"), České Budějovice, Czech Republic, in which E.ON previously held a 13.1 percent share. This company was fully consolidated as of September 1, 2006. An additional 39.2 percent interest was acquired in a separate transaction, which also took place in September. E.ON now holds 99.0 percent of JCP.

As part of the portfolio adjustment, an additional 49.9 percent interest was acquired in the fully consolidated company Dél-dunántúli Gázszolgáltató Zrt. ("DDGáz"), Pécs, Hungary, in which E.ON previously held 50.02 percent interest. As a result E.ON now holds 99.9 percent of DDGáz.

The exchange transaction resulted in total acquisition costs of €103 million, taking into account a cash component of €29 million. The acquisition of the share in DDGáz resulted in goodwill of €3 million; the purchase price allocation of JCP is still preliminary. Gains on disposals of minority interests totaled €31 million.

Pan-European Gas
E.ON Földgáz Storage/E.ON Földgáz Trade

Effective March 31, 2006, E.ON Ruhrgas acquired a 100 percent interest in the gas trading and storage business of the Hungarian oil and gas company MOL through the acquisition of interests in MOL Földgázellátó Zrt. (now E.ON Földgáz Storage) and MOL Földgáztároló Zrt. (now E.ON Földgáz Trade), both of Budapest, Hungary. The purchase price was approximately €400 million. It has been agreed that, contingent on regulatory developments in Hungary, compensatory payments may be required until the end of 2009, which could lead to a subsequent adjustment of the purchase price. The companies were fully consolidated as of March 31, 2006. As at December 31, 2006, the purchase price allocation resulted in goodwill of €119 million.

Disposals, Discontinued Operations and Disposal Groups in 2006

Discontinued Operations in 2006

Pursuant to SFAS 144, the following two companies are reported as discontinued operations in 2006: E.ON Finland, Espoo, Finland, within the Nordic market unit and the operations of Western Kentucky Energy Corp. ("WKE"), Henderson, Kentucky, U.S., within the U.S. Midwest market unit. E.ON Finland was sold in June 2006. In addition, E.ON recorded a gain of approximately €52 million (net of tax: €51 million) in 2006 from a purchase price adjustment on the sale of Viterra.

Nordic
E.ON Finland

On June 26, 2006, E.ON Nordic and the Finnish energy group Fortum Power and Heat Oy ("Fortum") finalized the transfer to Fortum of all of E.ON Nordic's shares in E.ON Finland pursuant to an agreement signed on February 2, 2006. The purchase price for the 65.56 percent stake totaled approximately €390 million. E.ON Finland was classified as a discontinued operation in mid-January 2006.

The table below provides selected financial information from the discontinued operations of the Nordic segment for the periods indicated:

Selected Financial Information – E.ON Finland – (Summary)

€ in millions	2006	2005
Sales	131	258
Gain on disposal, net	11	-
Other income/(expenses), net	-115	-202
Income from continuing operations before income taxes and minority interests	**27**	**56**
Income taxes	-7	-15
Minority interests	-9	-17
Income from discontinued operations	**11**	**24**

U.S. Midwest
WKE

Through WKE, E.ON U.S. has a 25-year lease on and operates the generating facilities of Big Rivers Electric Corporation ("BREC"), a power generation cooperative in western Kentucky, and a coal-fired facility owned by the city of Henderson, Kentucky.

In November 2005, E.ON U.S. entered into a letter of intent with BREC regarding a proposed transaction to terminate the lease and the operational agreements for nine coal-fired and one oil-fired electricity generation units in western Kentucky, which were held through its wholly-owned subsidiary WKE. The parties remain in the process of negotiating definitive agreements regarding the transaction, the closing of which would be subject to a number of conditions, including review and approval by various regulatory agencies and acquisition of certain consents by other interested parties. Subject to such contingencies, the parties are working on completing the proposed termination transaction during 2007. WKE therefore continues to be classified as a discontinued operation, just as in 2005.

The tables below provide selected financial information from the discontinued WKE operations in the U.S. Midwest segment for the periods indicated:

Selected Financial Information – WKE – (Summary)

€ in millions	2006	2005
Sales	227	214
Other income/(expenses), net	-129	-466
Income from continuing operations before income taxes and minority interest	**98**	**-252**
Income taxes	-34	90
Income from discontinued operations	**64**	**-162**

Major Balance Sheet Lines – WKE – (Summary)

	December 31,	
€ in millions	2006	2005
Property, plant and equipment	214	212
Other assets	396	469
Total assets	**610**	**681**
Total liabilities	615	831

In accordance with U.S. GAAP, the income and expenses of discontinued operations are reported separately under "Income/Loss from discontinued operations, net." The Consolidated Statements of Income, including the notes relating to them, for the period ended December 31, 2006, and for the prior reporting periods have been adjusted for all discontinued operations. The assets and liabilities of these discontinued operations are presented in the Consolidated Balance Sheet as of December 31, 2006, under "Assets of disposal groups" and "Liabilities of disposal groups." The balance sheet disclosures for the prior reporting periods were not adjusted, as SFAS 144 does not require such an adjustment. Cash flows to and from discontinued operations are reported separately in the Consolidated Statement of Cash Flows.

Other Disposals

In December 2005, E.ON AG and RAG AG ("RAG"), Essen, Germany, signed a framework agreement on the sale of E.ON's 42.9 percent stake in Degussa to RAG. As part of the implementation of that framework agreement, on March 21, 2006, E.ON transferred its stake in Degussa into RAG Projektgesellschaft mbH, Essen, Germany. E.ON's stake in this entity was forward sold to RAG on the same date. On July 3, 2006, E.ON and RAG executed the forward sales agreement for E.ON's stake in RAG Projektgesellschaft mbH. E.ON has now sold its entire remaining, indirectly held stake in Degussa. RAG paid E.ON the roughly €2.8 billion purchase price on August 31, 2006. The transaction initially resulted in a gain of €618 million, which subsequently had to be adjusted for the intercompany gain attributable to E.ON's minority ownership interest in RAG (39.2 percent). A gain of €376 million was thus realized from the transfer and the subsequent sale.

Acquisitions in 2005

Central Europe
Gorna Oryahovitza/Varna

At the end of February 2005, E.ON Energie acquired 67 percent stakes in each of the regional utilities Elektrorazpredelenie Gorna Oryahovitza AD ("Gorna Oryahovitza"), Gorna Oryahovitza, Bulgaria, and Elektrorazpredelenie Varna AD ("Varna"), Varna, Bulgaria, for an aggregate purchase price of approximately €138 million. Total goodwill of €16 million resulted from the purchase price allocation. The companies were fully consolidated as of March 1, 2005.

ETE
In July 2005, E.ON Energie transferred its 51 percent interest (49 percent voting interest) in Gasversorgung Thüringen GmbH ("GVT"), Erfurt, Germany, and its 72.7 percent interest in Thüringer Energie AG ("TEAG"), Erfurt, Germany, to Thüringer Energie Beteiligungsgesellschaft mbH ("TEB"), Munich, Germany. Municipal shareholders also transferred interests in GVT totaling 43.9 percent to TEB. GVT was then merged into TEAG, and the merged entity was renamed E.ON Thüringer Energie AG ("ETE"), Erfurt, Germany. As a result of this reorganization, E.ON Energie holds an 81.5 percent interest in TEB and TEB holds a 76.8 percent interest in ETE.

The consolidation of GVT as of July 1, 2005, undertaken at an acquisition cost of €168 million, resulted in goodwill of €58 million from the purchase price allocation. The transfer of the stake in TEAG resulted in a gain of €90 million, which is recognized under other operating income.

NRE
In September 2005, E.ON Energie completed the acquisition of 100 percent of the Dutch electric and gas utility NRE Energie b.v. ("NRE"), Eindhoven, The Netherlands. The purchase price amounted to €79 million, with €46 million in goodwill resulting from the purchase price allocation. NRE was fully consolidated as of September 1, 2005.

E.ON Moldova
At the end of September 2005, E.ON Energie completed the acquisition of the regional utility Electrica Moldova S.A. ("Moldova"), Bacău, Romania—now E.ON Moldova S.A. ("E.ON Moldova")—by acquiring a 24.6 percent stake in and then increasing its stake in the company to 51 percent through a capital increase. The purchase price for this 51 percent interest amounted to €101 million. E.ON Moldova was fully consolidated as of September 30, 2005. No goodwill resulted from the purchase price allocation.

Pan-European Gas
Distrigaz
Following approval by the relevant authorities, E.ON Ruhrgas in June 2005 purchased a 30 percent interest in the gas utility S.C. Distrigaz Nord S.A. ("Distrigaz"), Târgu Mureş, Romania, from the Romanian government for €127 million. Following a simultaneous increase in capital by €178 million, this holding increased to 51 percent. The company was fully consolidated as of June 30, 2005. Goodwill in the amount of €60 million resulted from the purchase price allocation. The entity was subsequently renamed E.ON Gaz România S.A.

Caledonia
E.ON Ruhrgas in November 2005 bought the British gas exploration company Caledonia Oil and Gas Limited ("Caledonia"), London, U.K., which has a stake in 15 gas fields in the British part of the southern North Sea. The purchase price including incidental acquisition expenses for the 100 percent interest in Caledonia totaled €602 million and was primarily paid through the issuance of loan notes. The company was fully consolidated on November 1, 2005. Goodwill in the amount of €390 million resulted from the final purchase price allocation. The company was subsequently renamed E.ON Ruhrgas UK North Sea Limited.

U.K.
Enfield
During the first half of 2005, E.ON UK bought 100 percent of the shares of Enfield Energy Centre Ltd. ("Enfield"), Coventry, U.K., in two phases. The purchase price was approximately €185 million (GBP 127 million). The company was fully consolidated as of April 1, 2005. No goodwill resulted from the purchase price allocation.

Holford
In July 2005, E.ON UK acquired Holford Gas Storage Ltd. ("Holford"), Edinburgh, U.K. The purchase price for the company was approximately €140 million (GBP 96 million). Full consolidation of the company took place on July 28, 2005. No goodwill resulted from the purchase price allocation.

Disposals, Discontinued Operations and Disposal Groups in 2005

Discontinued Operations in 2005

For the 2005 fiscal year, Viterra and Ruhrgas Industries, both of which were sold during the year, were reported as discontinued operations in accordance with SFAS 144. In the U.S. Midwest market unit, the activities of WKE were classified as a discontinued operation. In addition, there were gains in 2005 from the discontinued operations of the Company's former aluminum segment, which had already been sold in 2002, as well as from the discontinued operations of a company in the U.S. Midwest market unit that was sold in 2003. These gains totaled €11 million before taxes (after-tax gain: €11 million).

Pan-European Gas

Ruhrgas Industries

On June 15, 2005, E.ON Ruhrgas sold Ruhrgas Industries GmbH ("Ruhrgas Industries"), Essen, Germany, which operates in the gas measurement and control segments and in the construction of industrial blast furnaces, to the holding company CVC Capital Partners for a price of approximately €1.2 billion. The company was classified as a discontinued operation in June 2005 and deconsolidated as of August 31, 2005. The sale resulted in a gain of approximately €0.6 billion.

The table below provides details of selected financial information from the discontinued operations of the Pan-European Gas segment for the periods indicated:

Selected Financial Information – Ruhrgas Industries – (Summary)	
€ in millions	2005
Sales	847
Gain on disposal, net	606
Other income/(expenses), net	-803
Income from continuing operations before income taxes and minority interests	**650**
Income taxes	-21
Minority interests	-1
Income from discontinued operations	**628**

Other Activities

Viterra

On May 17, 2005, E.ON sold 100 percent of Viterra, which is active in residential real estate and in the growing real estate development business, to Deutsche Annington GmbH, Düsseldorf, Germany. The price for the shares was approximately €4 billion. The company was classified as a discontinued operation in May 2005 and deconsolidated as of July 31, 2005. A book gain of €2.4 billion was recognized on the sale.

The table below provides details of selected financial information from the discontinued operations of the other activities segment for the periods indicated:

Selected Financial Information – Viterra – (Summary)	
€ in millions	2005
Sales	453
Gain on disposal, net	2,406
Other income/(expenses), net	-282
Income from continuing operations before income taxes and minority interests	**2,577**
Income taxes	-19
Income from discontinued operations	**2,558**

(5) Cost of Goods Sold and Services Provided

The table below provides details of cost of goods sold and services provided by segment for the periods indicated:

Cost of Goods Sold and Services Provided		
€ in millions	2006	2005
Central Europe	21,312	16,933
Pan-European Gas	20,961	13,588
U.K.	9,932	8,166
Nordic	2,021	1,896
U.S. Midwest	1,381	1,487
Corporate Center	-3,303	-1,467
Total	**52,304**	**40,603**

(6) Other Operating Income and Expenses

The table below provides details of other operating income for the periods indicated:

Other Operating Income		
€ in millions	2006	2005
Gain on the reversal of provisions	146	206
Gain on disposal of investments	585	38
Gain on derivative financial instruments	1,087	3,318
Income from exchange rate differences	4,439	2,622
Other trade income	167	103
SAB 51 gain	7	31
Miscellaneous	1,801	1,246
Total	**8,232**	**7,564**

Included in other operating income is income not related to the respective fiscal year amounting to €511 million (2005: €400 million).

As in the prior year, gains on reversal of provisions relate to provisions for goods and services received but not yet invoiced and to personnel costs. These provisions were reversed whenever circumstances indicated that utilization of the respective provisions was no longer probable or estimates were revised.

In the reporting period, gains on the disposal of investments included the proceeds from the sale of Degussa (€376 million) (see also Note 4).

Gains on derivative financial instruments include the gains recognized as a result of the required marking to market and realized gains from derivatives under SFAS 133.

Realized gains from currency derivatives and the effects of positive exchange rate differences recognized in income are reported as income from exchange rate differences.

The issuance of shares of E.ON Avacon AG ("E.ON Avacon"), Helmstedt, Germany, resulted in SAB 51 gains of €7 million and €31 million in 2006 and 2005, respectively.

Miscellaneous other operating income in 2006 includes gains realized on the sale of securities in the amount of €613 million (2005: €494 million). Also included in this line item are gains from the disposal of institutional securities funds as part of the transfer to the Contractual Trust Arrangement ("CTA") in the amount of €159 million (see also Note 22). Included in the 2005 amount is the €90 million gain from the reduction of the Company's stake in TEAG in connection with the bundling of its electric and gas activities in the state of Thuringia into ETE. The line item further includes reductions of valuation allowances on accounts receivable, rental and leasing income, the sale of scrap metal and materials, as well as compensation for damages received.

Other operating expenses include costs that cannot be allocated to production, selling or administration activities. The following table provides details of other operating expenses for the periods indicated:

Other Operating Expenses		
€ in millions	2006	2005
Loss on disposal of investments	6	4
Loss on derivative financial instruments	3,835	2,387
Loss from exchange rate differences	4,395	2,484
Other taxes	26	57
Miscellaneous	818	958
Total	**9,080**	**5,890**

Included in other operating expenses are expenses not related to the respective fiscal year amounting to €157 million (2005: €256 million).

Losses on derivative financial instruments include losses recognized as a result of the required marking to market and realized losses from derivatives under SFAS 133.

Realized losses from currency derivatives and the effects of negative exchange rate differences recognized in income are reported as losses from exchange rate differences.

Miscellaneous other operating expenses mainly consist of losses from the sale of securities amounting to €120 million (2005: €96 million), as well as costs for external audit and non-audit services and consulting amounting to €263 million (2005: €168 million).

(7) Financial Earnings

The following table provides details of financial earnings for the periods indicated:

Financial Earnings € in millions	2006	2005
Income from companies in which share investments are held thereof from affiliated companies: 35 (2005: 33)	223	203
Income from profit-and-loss-pooling agreements thereof from affiliated companies: 4 (2005: 3)	4	3
Income from companies accounted for under the equity method thereof from affiliated companies: 0 (2005: 3)	1,121	778
Losses from companies accounted for under the equity method thereof from affiliated companies: -17 (2005: -96)	-285	-345
Losses from profit-and-loss-pooling agreements thereof from affiliated companies: -8 (2005: -1)	-9	-3
Income from share investments	**1,054**	**636**
Income from other securities	37	45
Other interest and similar income thereof from affiliated companies: 11 (2005: 6)	1,213	1,001
Interest and similar expenses thereof from affiliated companies: -3 (2005: -8) thereof SFAS 143 accretion expense: -524 (2005: -511)	-1,937	-1,782
Interest and similar expenses (net)	**-687**	**-736**
Write-down of financial assets and share investments	-164	-74
Financial earnings	**203**	**-174**

Increased income from companies accounted for under the equity method and a reduction in interest expense were the primary contributors to the significant increase in financial earnings for 2006 over the previous year.

The improvement in income from share investments primarily relates to one-time charges in the previous year. In 2005, E.ON recognized a loss of €215 million for E.ON's directly held 42.9 percent share, mainly caused by the impairment of Degussa's Fine Chemicals division.

Furthermore, in 2005, valuation adjustments of deferred tax assets at another at-equity holding of the Corporate Center resulted in a €96 million charge against income from share investments.

In 2006, the losses from companies accounted for under the equity method also included €81 million (2005: €1 million) in impairment charges on goodwill from companies accounted for at equity. These impairment charges primarily related to companies with network operations and arose in connection with changes in network regulation in Germany.

Financial earnings for 2006 included a total of €335 million in impairment charges recorded for minority shareholdings in Germany as a result of the regulation of network charges.

Net interest and similar expenses improved in 2006 as a result of lower net financial indebtedness; additionally, increasing interest rates had a positive effect on interest income from cash investments. Moreover, the first-time inclusion of VKE had a positive effect. Interest expense was reduced by capitalized interest on debt totaling €27 million (2005: €24 million).

Included in interest and similar expenses (net) is a balance of €31 million resulting from various loans (2005: €31 million).

(8) Income Taxes

The following table provides details of income taxes, including deferred taxes, for the periods indicated:

Income Taxes		
€ in millions	2006	2005
Current taxes		
Domestic corporate income tax	-406	1,081
Domestic trade tax	351	416
Foreign income tax	553	374
Other income taxes	5	-
Total	**503**	**1,871**
Deferred taxes		
Domestic	-360	-4
Foreign	-466	394
Total	**-826**	**390**
Income taxes	**-323**	**2,261**

The decrease in tax expenses of €2,584 million over the previous year primarily reflects the following effects: Current income taxes were reduced as a result of a higher proportion of tax-exempt earnings and the first-time recognition of €1,279 million in corporate tax credits (see below). In addition, deferred tax benefits of approximately €1,200 million were generated primarily as a result of losses recognized on the marking to market of commodity derivatives.

The first-time recognition of corporate tax credits is based on new German legislation providing for fiscal measures to accompany the introduction of the European Company and amending other fiscal provisions ("SE-Steuergesetz", or "SEStEG"), which came into effect on December 13, 2006. The new legislation altered the regulations on corporate tax credits arising from the corporate imputation system ("Anrechnungsverfahren"), which had existed until 2001. The change de-links the corporate tax credit from distributions of dividends. Instead, after December 31, 2006, an unconditional claim for payment of the credit in ten equal annual installments from 2008 through 2017 has been established. The total amount of the credit is €1,599 million. After discounting, tax income for the financial year was €1,279 million. The elimination in 2006 of the exclusion of corporate tax credits for dividends distributed after April 11, 2003, and before January 1, 2006, resulted in the tax relief of approximately €76 million on dividend distributions, including the special dividend, totaling €4,614 million that were carried out in 2006.

In 2005, a deferred tax liability of €436 million was recorded to take into account the difference between net assets and the tax bases of subsidiaries and associated companies. As of December 31, 2006, the deferred tax liability amounted to €526 million. No deferred taxes have been recognized for temporary differences between net assets and the tax bases of foreign subsidiaries held by companies in third countries, since no actual reversals of these differences are expected to occur, which in turn makes it impracticable to determine deferred taxes for them.

Changes in foreign tax rates resulted in a total deferred tax benefit of €20 million. This compares to a deferred tax expense of €4 million recorded in 2005.

Whereas prior to 2006 the reconciliation to effective income taxes and tax rate has been derived from the corporate tax rate, the reconciliation for 2006 for the first time uses the income tax rate applicable to E.ON in Germany (consisting of corporate tax, trade tax and the solidarity surcharge) of

39 percent as a basis. The differences between the respective base income tax rate and the effective tax rate are reconciled as follows:

Reconciliation to Effective Income Taxes/Tax Rate

	2006		2005[1]	
	€ in millions	%	€ in millions	%
Income taxes	2,002	39.0	2,789	39.0
Credit for dividend distributions	-76	-1.5	-	-
Foreign tax rate differentials	-33	-0.6	-355	-5.0
Changes in valuation allowances	-41	-0.8	109	1.5
Changes in tax rate/tax law	-21	-0.4	4	0.1
Tax effects on				
Tax-free income	-634	-12.4	-315	-4.4
Equity accounting	-258	-5.0	-67	-0.9
Other[2]	-1,262	-24.6	96	1.3
Effective income taxes/tax rate	**-323**	**-6.3**	**2,261**	**31.6**

[1]Prior-year values have been adjusted accordingly
[2]thereof in 2006 income from capitalization of corporate tax credits: €1,279 million

As discussed in Note 4, the corporate income taxes relating to discontinued operations are reported in E.ON's Consolidated Statement of Income under "Income/Loss from discontinued operations, net," and are as follows:

Income Taxes from Discontinued Operations

€ in millions	2006	2005
Viterra	1	19
Ruhrgas Industries	-	21
WKE	34	-90
E.ON Finland	7	15
Total	**42**	**-35**

Income from continuing operations before income taxes and minority interests was attributable to the following geographic locations in the periods indicated:

Income from Continuing Operations before Income Taxes and Minority Interests

€ in millions	2006	2005
Domestic	3,664	3,526
Foreign	1,469	3,626
Total	**5,133**	**7,152**

Deferred tax assets and liabilities are as follows as of December 31, 2006 and 2005:

Deferred Tax Assets and Liabilities

	December 31,	
€ in millions	2006	2005
Deferred tax assets		
Intangible assets	66	41
Property, plant and equipment	549	624
Financial assets	208	383
Inventories	12	7
Receivables	508	178
Accrued liabilities	4,227	4,753
Liabilities	2,315	2,421
Net operating loss carryforwards	613	891
Tax credits	38	33
Other	190	269
Subtotal	**8,726**	**9,600**
Valuation allowance	-434	-573
Total	**8,292**	**9,027**
Deferred tax liabilities		
Intangible assets	1,140	1,030
Property, plant and equipment	6,631	6,609
Financial assets	2,510	2,312
Inventories	122	94
Receivables	1,851	2,401
Accrued liabilities	443	1,167
Liabilities	107	911
Other	1,544	844
Total	**14,348**	**15,368**
Net deferred tax assets/liabilities (-)	**-6,056**	**-6,341**

Of the deferred tax liabilities on financial assets reported for 2006, €1,793 million (2005: €1,137 million) relate to the marking to market of other share investments. Of this amount, €1,777 million (2005: €1,120 million) were recorded in stockholders' equity (other comprehensive income), with no effect on income.

The adoption of SFAS 158 has led to an increase in deferred tax assets of €254 million. In addition, as part of the reclassification of existing gross additional minimum pension liabilities totaling €1,374 million, €318 million in deferred taxes not recognized in income was reclassified as a component of accumulated other comprehensive income. The Consolidated Statement of Changes in Stockholders' Equity provides additional information.

Net deferred income taxes included in the Consolidated Balance Sheet are as follows:

Net deferred Tax Assets and Liabilities

	December 31, 2006		December 31, 2005	
€ in millions	current	non-current	current	non-current
Deferred tax assets	358	1,933	383	2,269
Valuation allowance	-11	-423	-10	-563
Net deferred tax assets	**347**	**1,510**	**373**	**1,706**
Deferred tax liabilities	-619	-7,294	-491	-7,929
Net deferred tax assets/liabilities	**-272**	**-5,784**	**-118**	**-6,223**

The purchase price allocations of the acquisitions of DDGáz, E.ON Földgáz Trade, E.ON Földgáz Storage, Somet and E.ON Värme resulted in the recognition on December 31, 2006, of a total of €6 million in deferred tax assets and €27 million in deferred tax liabilities.

In the acquisition of E.ON Ruhrgas North Sea Limited, the purchase price allocation resulted in deferred tax assets of €112 million and deferred tax liabilities of €245 million as of December 31, 2005. The purchase price allocation of GVT resulted in a deferred tax liability of €36 million as of December 31, 2005.

The purchase price allocations of the acquisitions of E.ON Gaz România S.A., NRE Energie, Varna and Enfield resulted in a total deferred tax liability of €56 million as of December 31, 2005.

Based on subsidiaries' past performance and the expectation of similar performance in the future, it is expected that the future taxable income of these subsidiaries will more likely than not be sufficient to permit recognition of their deferred tax assets. A valuation allowance has been provided for that portion of the deferred tax assets for which this criterion is not expected to be met.

The tax loss carryforwards as of the dates indicated are as follows:

Tax Loss Carryforwards

	December 31,	
€ in millions	2006	2005
Domestic tax loss carryforwards	2,016	2,907
Foreign tax loss carryforwards	956	1,220
Total	**2,972**	**4,127**

Since January 1, 2004, a tax loss carryforward can only be offset against up to 60 percent of taxable income, subject to a full offset against the first €1 million. This minimum corporate taxation also applies to trade tax loss carryforwards. Despite the introduction of minimum taxation, the German tax loss carryforwards have no expiration date.

Foreign tax loss carryforwards expire as follows: €15 million in 2007, €34 million between 2008 and 2011, €388 million after 2011. €519 million do not have an expiration date.

Tax credits totaling €38 million are exclusively foreign. Of these, €24 million expire after 2011 and €14 million do not have an expiration date.

(9) Minority Interests in Net Income

Minority stockholders participate in the profits of the affiliated companies in the amount of €667 million (2005: €567 million) and in the losses in the amount of €141 million (2005: €31 million).

(10) Personnel-Related Information

Personnel Costs

The following table provides details of personnel costs for the periods indicated:

Personnel Costs		
€ in millions	2006	2005
Wages and salaries	3,470	3,218
Social security contributions	579	549
Pension costs and other employee benefits; thereof pension costs: 505 (2005: 415)	524	465
Total	**4,573**	**4,232**

In 2006, E.ON utilized 443,290 of its own shares (0.06 percent of E.ON's outstanding shares) (2005: 308,555 shares; 0.04 percent) for resale to employees as part of an employee stock purchase program. These shares were sold to employees at preferential prices between €38.37 and €74.77 (2005: between €35.01 and €64.04). The costs arising from the granting of these preferential prices were charged to personnel costs as "wages and salaries." Further information about the changes in the number of its own shares held by E.ON AG can be found in Note 17.

Since the 2003 fiscal year, employees in the U.K. have the opportunity to purchase E.ON shares through an employee stock purchase program and to acquire additional bonus shares. The cost of issuing these bonus shares is also recorded under personnel costs as part of "Wages and salaries."

Share-Based Payment

Members of the Board of Management of E.ON AG and certain executives of E.ON AG and of the market units receive share-based payment as part of their long-term variable compensation. Share-based payment can only be granted if the qualified executive owns a certain minimum number of shares of E.ON stock, which must be held until maturity or full exercise. The purpose of such compensation is to reward their contribution to E.ON's growth and to further the long-term success of the Company. This variable compensation component, comprising a long-term incentive effect along with a certain element of risk, provides for a sensible linking of the interests of shareholders and management.

The following discussion includes a report on the E.ON AG Stock Appreciation Rights plan, which ended in 2005, and on the E.ON Share Performance Plan, newly introduced in 2006.

Stock Appreciation Rights of E.ON AG

From 1999 up to and including 2005, E.ON annually granted virtual stock options ("Stock Appreciation Rights" or "SAR") through the E.ON AG Stock Appreciation Rights program. The first tranche of SAR (from 1999) was exercised in full in 2002, and the second tranche (from 2000) was exercised in full in 2006. SAR from the third through seventh tranches may still be exercised after the end of the program, in accordance with the SAR terms and conditions.

Stock Appreciation Rights of E.ON AG	7th tranche	6th tranche	5th tranche	4th tranche	3rd tranche	2nd tranche
Date of issuance	Jan. 3, 2005	Jan. 2, 2004	Jan. 2, 2003	Jan. 2, 2002	Jan. 2, 2001	Jan. 3, 2000
Term	7 years	7 years	7 years	7 years	7 years	7 years
Blackout period	2 years	2 years	2 years	2 years	2 years	2 years
Price at issuance (in €)[1]	61.10	44.80	37.86	50.70	58.70	44.10
Level of the Dow Jones STOXX Utilities Index (Price EUR)	268.66	211.58	202.14	262.44	300.18	285.77
Number of participants in year of issuance	357	357	344	186	231	155
Number of SAR issued (in millions)	2.9	2.7	2.6	1.7	1.8	1.5
Exercise hurdle (minimum percentage by which exercise price exceeds the price at issuance)	10	10	10	10	20	20
Exercise hurdle (minimum exercise price in €)[1]	67.21	49.28	41.65	55.77	70.44	52.92
Maximum exercise gain (in €)	65.35	49.05	-	-	-	-

[1]Adjusted for special dividend distribution

SAR can be exercised by eligible executives following the blackout period within predetermined exercise windows, provided that the E.ON AG share price outperforms the Dow Jones STOXX Utilities Index (Price EUR) on at least ten consecutive trading days during the period from issuance until exercise, and that the E.ON AG share price on exercise is at least 10.0 percent (for the second and third tranches: at least 20.0 percent) above the price at issuance. The term of the SAR is limited to a total of seven years.

Starting with the fourth tranche, the original underlying share price is equal to the average of the XETRA closing quotations for E.ON stock during the December prior to issuance. For tranches two and three, the underlying share price is the E.ON share price at the actual time of issuance. Because of the distribution of the special dividend of €4.25 per E.ON AG share declared by resolution of the Annual Shareholders Meeting on May 4, 2006, the original price at issuance and the exercise hurdles were adjusted in accordance with the SAR terms and conditions.

The amount paid to executives when they exercise their SAR is paid out in cash, and is equal to the difference between the E.ON AG share price at the time of exercise and the underlying share price at issuance multiplied by the number of SAR exercised. Beginning with the sixth tranche, a cap on gains on SAR equal to 100 percent of the underlying price at the time of issuance was put in place in order to limit the effect of unforeseen extraordinary increases in the underlying share price. This cap on gains took effect for the first time in the 2006 fiscal year. The exercise gains from 651,016 SAR of the sixth tranche were limited to the cap of €49.05.

As part of U.S. GAAP measurement, in accordance with SFAS 123(R), the SAR were measured at fair value for the first time in 2006.

A recognized option pricing model is used for measuring the value of these options. This option pricing model simulates a large number of different possible developments of the E.ON share price and the benchmark Dow Jones STOXX Utilities Index (Price EUR) (Monte Carlo simulation).

A certain exercise behavior is assumed when determining fair value. Individual exercise rates are defined for each of the tranches, depending on the price performance of the E.ON share. There is no liquid options market for the benchmark index, so no use is made of implicit volatility for reasons of consistency. Historical volatility and correlations of the E.ON share price and of the benchmark index that reflect remaining maturities are used in the calculations. The reference interest rate is the zero-swap rate for the corresponding remaining maturity. The dividend yields of E.ON stock and of the benchmark index are also taken into account in this pricing model. They are established based on the ratio of the last dividend distributed and the share prices on the valuation day. Future dividend expectations thus correspond to the most recent dividends paid out.

The table above and the following overview contain the parameters used for measurement on the balance sheet date.

SAR Program—Measurement Parameters of the Option Pricing Model	7th tranche	6th tranche	5th tranche	4th tranche	3rd tranche
E.ON AG share price on December 31, 2006 (in €)	102.83	102.83	102.83	102.83	102.83
Level of the Dow Jones STOXX Utilities Index (Price EUR) on December 31, 2006	464.95	464.95	464.95	464.95	464.95
Intrinsic value as of December 31, 2006 (in €)	41.73	49.05	64.97	52.13	44.13
Fair value as of December 31, 2006 (in €)	41.87	47.38	61.43	48.52	43.72
Swap rate (in %)	4.03	4.03	4.04	4.04	3.98
Volatility of the E.ON share (in %)	25.81	26.22	26.29	25.46	22.57
Volatility of the Dow Jones STOXX Utilities Index (Price EUR) (in %)	14.66	14.85	14.96	14.74	13.62
Correlation between the E.ON share price and the Dow Jones STOXX Utilities Index (Price EUR)	0.6802	0.6896	0.7066	0.7382	0.7901
Most recent cash dividend paid on E.ON AG stock (in €)	2.75	2.75	2.75	2.75	2.75
Dividend yield of the E.ON share (in %)	2.67	2.67	2.67	2.67	2.67
Dividend yield of the Dow Jones STOXX Utilities Index (Price EUR) (in %)	4.36	4.36	4.36	4.36	4.36

In 2006, 2,948,702 SAR from tranches two through six were exercised on an ordinary basis. In addition, 64,890 SAR from tranches six and seven were exercised in accordance with the SAR terms and conditions on an extraordinary basis. The gain to the holders on exercise totaled €134.4 million (2005: €78.1 million). During 2006, 42,181 SAR from tranches five, six and seven expired. The provision for the SAR program was €143.1 million as of the balance sheet date (2005: €164.4 million). The expense for the 2006 fiscal year amounted to €113.0 million (2005: €137.7 million).

The number of SAR, provisions for and expenses arising from the E.ON SAR program have changed as shown in the following table:

Changes in the E.ON AG SAR Program	7th tranche	6th tranche	5th tranche	4th tranche	3rd tranche	2nd tranche
SAR outstanding as of January 1, 2005	-	**2,647,181**	**2,502,393**	**809,886**	**1,300,900**	**192,500**
SAR granted in 2005	2,904,949	17,297	-	-	-	-
SAR exercised in 2005	7,521	55,983	1,860,682	503,477	983,650	161,000
SAR expired in 2005	12,000	20,000	-	-	7,000	-
Change in scope of consolidation in 2005	-	-170,500	-28,000	-67,500	-151,500	-19,000
SAR outstanding as of December 31, 2005	**2,885,428**	**2,417,995**	**613,711**	**238,909**	**158,750**	**12,500**
SAR granted in 2006	-	-	-	-	-	-
SAR exercised in 2006	49,511	2,349,731	346,358	169,742	85,750	12,500
SAR expired in 2006	26,041	13,717	2,423	-	-	-
Change in scope of consolidation in 2006	-	-	-	-	-	-
SAR outstanding as of December 31, 2006	**2,809,876**	**54,547**	**264,930**	**69,167**	**73,000**	-
Gains on excercise in 2006 (in millions of €)	2.0	106.8	16.9	5.7	2.3	0.7
Provision as of December 31, 2006 (in millions of €)	117.6	2.6	16.3	3.4	3.2	0.0
Expense in 2006 (in millions of €)	87.8	16.7	5.4	1.2	1.7	0.2
Average exercise gain per SAR (in €)	40.31	45.45	48.84	33.24	27.27	54.66

The SAR of tranches three through six were exercisable on December 31, 2006. The blackout period for the seventh tranche ended on December 31, 2006.

E.ON Share Performance Plan

In 2006, a new stock-based compensation system, the E.ON Share Performance Plan, was introduced, and virtual shares ("Performance Rights") from the first tranche were granted for the first time. The amount of compensation from the E.ON Share Performance Plan depends both on the development of the E.ON share price and explicitly on the relative performance of E.ON stock in comparison to a sector index.

E.ON AG Share Performance Rights

	1st tranche
Date of issuance	Jan. 2, 2006
Term	3 years
Target value at issuance (in €)	79.22
Number of participants in year of issuance	396
Number of Performance Rights issued	458,641
Maximum cash amount (in €)	237.66

At the beginning of the three-year term of each tranche, plan participants are granted Performance Rights. At the end of the term, each Performance Right is entitled to a cash payment linked to the final E.ON share price established at that time. The amount of the payment is also linked to the relative performance of the E.ON share price in comparison with the benchmark index Dow Jones STOXX Utilities Index (Total Return EUR). The amount paid out is equal to the target value of this compensation component if the E.ON share price at the end of the term is equal to the initial price at the beginning of the term and the performance matches that of the benchmark. The maximum amount to be paid out to each participant per Performance Right is limited to three times the original target value on the grant date.

60-day average prices are used to determine the initial price, the final price and the relative performance, in order to mitigate the effects of incidental, short-lived price movements. The target value of the first tranche is equal to the initial price of €79.22.

The calculation of the payment amount takes place at the same time for all plan participants with effect on the last day of the term of the tranche. If the performance of the E.ON share matches that of the index, the amount paid out is not adjusted; the final share price is paid out. However, if the E.ON share outperforms the index, the amount paid out is increased proportionally by one percent for each one percent of outperformance. If, on the other hand, the E.ON share should underperform the index, disproportionate deductions of five percent are made for each one percent of underperformance, and in the case of underperformance by 20 percent or more, no payment at all takes place.

The plan contains adjustment mechanisms to eliminate the effect of events such as interim corporate actions. Accordingly, to compensate for the economic effects of the special dividend payment of May 5, 2006, capital adjustment factors were established for the first tranche.

At the end of the first year of the three-year term, the intrinsic value of one Performance Right dropped from €79.22 to €42.00. The decline is primarily due to the fact that the E.ON share could not match the positive performance of the benchmark index to the same degree. The performance during the 60-day review period established lagged far behind the original performance targets set. Whereas the absolute price performance since plan inception is very strong, this performance only partially compensates for the losses resulting from the relative performance. The two value-driving factors, the share price and the relative performance, are thus both reflected in the change in intrinsic value of the Performance Rights, and both receive the desired consideration as a result.

Instead of reporting the target value or the intrinsic value on the financial statements, the fair value is determined for the Performance Rights in accordance with SFAS 123(R) using a recognized option pricing model. Similar to the option pricing model used for the SAR program, this model involves the simulation of a large number of different possible development tracks for the E.ON share price (taking into account the effects of reinvested dividends and capital adjustment factors) and the benchmark index (Monte Carlo simulation). However, unlike the SAR program, the benchmark for this plan is the Dow Jones STOXX Utilities Index (Total Return EUR). Since payments to all plan participants take place on a specified date, no assumptions concerning exercise behavior are made in this plan structure, and such assumptions are therefore not considered in this option pricing model. Dividend payments and corporate actions are taken into account through corresponding factors that are analogous to those employed by the index provider.

E.ON AG Share Performance Plan—Measurement Parameters of the Option Pricing Model	
	1st tranche
E.ON AG share price on December 31, 2006 (in €)	102.83
Level of the Dow Jones STOXX Utilities Index (Total Return EUR) on December 31, 2006	796.53
Intrinsic value as of December 31, 2006 (in €)	42.00
Fair value as of December 31, 2006 (in €)	58.54
Swap rate (in %)	4.04
Volatility of the E.ON share (in %)	19.65
Volatility of the Dow Jones STOXX Utilities Index (Total Return EUR) (in %)	12.40
Correlation between the E.ON share price and the Dow Jones STOXX Utilities Index (Total Return EUR)	0.8273
Most recent cash dividend paid on E.ON AG stock (in €)	2.75
Dividend yield of the E.ON share (in %)	2.67

458,641 first-tranche Performance Rights were granted in 2006. As of December 31, 2006, the cash amount from 2,020 Performance Rights was paid out on an extraordinary basis in accordance with the terms and conditions. Total payments amounted to €0.1 million (2005: €0.0 million). 2,020 Performance Rights expired during the term. The provision was €8.9 million at year-end (2005: €0.0 million). The provision was prorated for the first year of the total three-year term. The total expense for the E.ON Share Performance Plan amounted to €9.0 million in 2006 (2005: €0.0 million). As of the balance sheet date, a total expense from the first tranche of €26.7 million on a fair-value basis is expected upon expiration of the three-year term.

Changes in the E.ON AG Share Performance Plan	
	1st tranche
Performance Rights granted in 2006	458,641
Settled Performance Rights in 2006	2,020
Performance Rights expired in 2006	2,020
Change in scope of consolidation in 2006	-
Performance Rights outstanding as of December 31, 2006	454,601
Cash amount paid in 2006 (in millions of €)	0.1
Provision as of December 31, 2006 (in millions of €)	8.9
Expense in 2006 (in millions of €)	9.0
Average cash amount per Performance Right (in €)	42.00

The first tranche was not yet payable on an ordinary basis on the balance sheet date.

The issue of a second tranche of the E.ON AG Share Performance Plan is planned for 2007.

Employees

During 2006, the Company employed an average of 80,453 people (2005: 74,788), not including 2,280 apprentices (2005: 2,174). The breakdown by segments is shown below:

Employees		
	2006	2005
Central Europe	44,148	42,835
Pan-European Gas	12,653	11,025
U.K.	14,599	12,106
Nordic	5,697	5,381
U.S. Midwest	2,919	3,007
Corporate Center	437	434
Total	**80,453**	**74,788**

(11) Other Information

Cost of Goods

Cost of goods amounted to €47,190 million (2005: €35,230 million).

Taxes Other than Income Taxes

Taxes other than income taxes totaled €190 million in 2006 (2005: €57 million) and consisted principally of property taxes and higher taxes on installed nuclear and hydroelectric power capacities in Sweden. In 2005, taxes other than income taxes consisted primarily of property tax and real estate transfer taxes.

German Corporate Governance Code

On December 13, 2006, the Board of Management and Supervisory Board of E.ON AG made a declaration of compliance pursuant to Article 161 of the German Stock Corporation Act ("AktG"). The declaration was made publicly accessible on E.ON's Web site (www.eon.com).

Fees and Services of the Independent Auditor

During 2006 and 2005, the Company incurred the following fees for services provided by its independent auditor, PricewaterhouseCoopers ("PwC"):

Independent Auditor's Fees

€ in millions	2006	2005
Audit fees thereof audit fees for financial statements: 33 (2005: 26)	53	40
Audit-related services	5	10
Tax advisory fees	1	1
All other fees	2	1
Total	**61**	**52**

Audit fees consist primarily of fees for auditing the U.S. GAAP Consolidated Financial Statements, the accounting review of the interim financial statements and the auditing of the financial statements of E.ON AG and its subsidiaries, categorized above as "audit fees for financial statements." This category also includes the additional fees charged for audit services relating to the documentation of internal controls required by Section 404 of the Sarbanes-Oxley Act. Audit fees not included in the category "audit fees for financial statements" relate to other attestation services, in particular the review of the interim U.S. GAAP financial statements and the review of the conversion to IFRS. The remaining fees relate, among other things, to audit services rendered in connection with regulatory and other legal compliance matters, and to the audit of IT and internal-control systems and risk-management systems.

Fees for other audit-related services primarily concern project-related reviews connected to the introduction of IT and internal-control systems and certain individual items; in the prior year they also included consulting services rendered as part of the adoption of IFRS and due-diligence services rendered in connection with acquisitions and disposals.

Fees for tax advisory services primarily include advisory on a case-by-case basis with regard to the tax treatment of M&A transactions, ongoing consulting related to preparing tax returns and review of tax assessments, as well as advisory on other tax-related issues, both in Germany and abroad.

In 2006, the line item "All other fees" consisted primarily of technical training measures and regulatory matters.

(12) Earnings per Share

The computation of basic and diluted earnings per share for the periods indicated is shown below:

Earnings per Share

€ in millions	2006	2005
Income/Loss from continuing operations	4,930	4,355
Income/Loss from discontinued operations	127	3,059
Income/Loss from cumulative effect of changes in accounting principles, net	0	-7
Net income	**5,057**	**7,407**
Weighted-average number of shares outstanding (in millions)	659	659
€		
Earnings per share		
from continuing operations	7.48	6.61
from discontinued operations	0.19	4.64
from cumulative effect of changes in accounting principles, net	-	-0.01
from net income	**7.67**	**11.24**

The computation of diluted EPS is identical to basic EPS, as E.ON AG does not have any dilutive securities.

(13) Goodwill and Intangible Assets; Property, Plant and Equipment; Financial Assets

Goodwill and Intangible Assets; Property, Plant and Equipment; Financial Assets								
	Acquisition and production costs							
€ in millions	January 1, 2006	Exchange rate differences	Change in scope of consolidation	Additions	Disposals	Transfers	Impairment	December 31, 2006
Goodwill	15,662	-242	73	52	12	-126	-	15,407
Intangible assets	6,056	53	-58	145	98	-21	45	6,032
Advance payments on intangible assets	26	-	-	11	-	-23	-	14
Goodwill and intangible assets	**21,744**	**-189**	**15**	**208**	**110**	**-170**	**45**	**21,453**
Real estate and leasehold rights	4,011	85	-11	55	48	-139	5	3,948
Buildings	7,761	7	-59	98	21	274	25	8,035
Technical equipment, plant and machinery	77,391	90	182	1,989	1,294	885	379	78,864
Other equipment, fixtures, furniture and office equipment	3,348	26	-78	244	180	7	-	3,367
Advance payments and construction in progress	1,331	-28	42	1,800	32	-1.039	-	2,074
Property, plant and equipment	**93,842**	**180**	**76**	**4,186**	**1,575**	**-12**	**409**	**96,288**
Shares in unconsolidated affiliates	676	-2	-34	263	144	-82	12	665
Shares in associated companies	10,248	200	-47	1,216	3,247	325	243	8,452
Other share investments	2,230	3	-62	100	50	-246	112	1,863
Non-current securities	5,652	3	-60	3,070	1,527	-115	-	7,023
Financial assets	**18,806**	**204**	**-203**	**4,649**	**4,968**	**-118**	**367**	**18,003**
Total	**134,392**	**195**	**-112**	**9,043**	**6,653**	**-300**	**821**	**135,744**

a) Goodwill and Other Intangible Assets

Goodwill

During the 2006 and 2005 fiscal years, the carrying amount of goodwill changed as follows in each of E.ON's segments:

Changes in Goodwill by Segment									
€ in millions	Central Europe	Pan-European Gas	U.K.	Nordic	U.S. Midwest	Corporate Center	Core energy business	Other activities	Total
Book value as of January 1, 2005	**2,305**	**3,920**	**4,779**	**359**	**3,080**	**1**	**14,444**	**10**	**14,454**
Goodwill additions/disposals	115	481	21	7	-	-1	623	-	623
Other changes[1]	-1	-332	155	2	472	-	296	-10	286
Book value as of December 31, 2005	**2,419**	**4,069**	**4,955**	**368**	**3,552**	**-**	**15,363**	**-**	**15,363**
Goodwill additions/disposals	65	142	-	3	-	-	210	-	210
Other changes[1]	-19	53	1	-73	-411	-	-449	-	-449
Book value as of December 31, 2006	**2,465**	**4,264**	**4,956**	**298**	**3,141**	**-**	**15,124**	**-**	**15,124**

[1]Other changes include transfers and exchange rate differences from the respective reporting year as well as reclassifications to discontinued operations (2006, Nordic segment: -€83 million; 2005, Pan-European Gas segment: -€326 million; other activities: -€10 million).

	Accumulated depreciation								Net book values	
	January 1, 2006	Exchange rate differences	Change in scope of consolidation	Additions	Disposals	Transfers	Fair value OCI adjustments	December 31, 2006	December 31, 2006	December 31, 2005
	299	-1	-15	-	-	-	-	283	15,124	15,363
	1,957	23	-18	374	39	-	-	2,297	3,735	4,099
	-	-	-	-	-	-	-	-	14	26
	2,256	**22**	**-33**	**374**	**39**	**-**	**-**	**2,580**	**18,873**	**19,488**
	303	1	-	12	1	-96	-	219	3,729	3,708
	3,823	5	-36	222	2	93	-	4,105	3,930	3,938
	46,012	50	-387	2,121	905	-15	-	46,876	31,988	31,379
	2,373	18	-39	201	174	-6	-	2,373	994	975
	8	-	-	-	5	-	-	3	2,071	1,323
	52,519	**74**	**-462**	**2,556**	**1,087**	**-24**	**-**	**53,576**	**42,712**	**41,323**
	9	-	-3	-	-	-	-	6	659	667
	494	-1	-	-	1	15	-309	198	8,254	9,754
	-6,775	-	-	-	-	-31	-3,776	-10,582	12,445	9,005
	-730	-	-	-	-	703	106	79	6,944	6,382
	-7,002	**-1**	**-3**	**-**	**1**	**687**	**-3,979**	**-10,299**	**28,302**	**25,808**
	47,773	**95**	**-498**	**2,930**	**1,127**	**663**	**-3,979**	**45,857**	**89,887**	**86,619**

To perform the annual impairment test, the Company determines the fair value of its reporting units based on a valuation model that draws on medium-term planning data that the Company uses for internal reporting purposes. The model uses the discounted cash flow method and market comparables. Goodwill must also be evaluated at the reporting unit level for impairment between these annual tests if events or changes in circumstances indicate that goodwill might be impaired.

As the fair value of each reporting unit exceeded the carrying amount, no charges were recognized in 2006 or 2005 in connection with the testing of goodwill for impairment.

Intangible Assets

As of December 31, 2006, the Company's other intangible assets, including advance payments, consisted of the following:

Intangible Assets

	December 31, 2006			December 31, 2005		
€ in millions	Acquisition costs	Accumulated amortization	Net book value	Acquisition costs	Accumulated amortization	Net book value
Intangible assets subject to amortization						
Marketing-related intangible assets	**186**	**176**	**10**	**223**	**123**	**100**
thereof brand names	186	176	10	223	123	100
Customer-related intangible assets	**2,457**	**962**	**1,495**	**2,419**	**765**	**1,654**
thereof customer lists and customer relationships	2,292	885	1,407	2,305	704	1,601
Contract-based intangible assets	**1,678**	**629**	**1,049**	**1,674**	**593**	**1,081**
thereof concessions	1,080	327	753	1,223	392	831
Technology-based intangible assets	**733**	**530**	**203**	**662**	**476**	**186**
thereof computer software	666	477	189	563	408	155
Intangible assets not subject to amortization	**992**	**-**	**992**	**1,104**	**-**	**1,104**
thereof easements	725	-	725	818	-	818
Total	**6,046**	**2,297**	**3,749**	**6,082**	**1,957**	**4,125**

The table below includes all intangible assets added in 2006. Also included are the intangible assets that were acquired as part of business combinations.

Intangible Assets Added in 2006

	Acquisition costs (€ in millions)	Weighted average amortization period (in years)
Intangible assets subject to amortization		
Marketing-related intangible assets	**-**	
Customer-related intangible assets	**38**	**7**
thereof customer lists and customer relationships	29	4
Contract-based intangible assets	**31**	**10**
Technology-based intangible assets	**102**	**3**
thereof computer software	92	3
Intangible assets not subject to amortization	**24**	
thereof licenses for exploration and production	22	
Total	**195**	

In 2006, the Company recorded an aggregate amortization expense of €374 million (2005: €361 million). Impairment charges of €45 million on intangible assets were recognized in 2006 (2005: €0 million).

Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the five succeeding fiscal years is as follows:

Estimated Aggregated Amortization Expense	
€ in millions	
2007	333
2008	292
2009	231
2010	168
2011	156
Total	**1,180**

As acquisitions and disposals occur in the future, actual amounts may vary.

b) Property, Plant and Equipment

Property, plant and equipment includes capitalized interest on debt apportioned to the construction period of qualifying assets as part of their cost of acquisition and production in the amount of €27 million (2005: €24 million). Impairment charges on property, plant and equipment were €409 million (2005: €163 million). This amount in 2006 included €227 million in impairment charges (recorded under cost of goods sold) for gas distribution network operations in Germany that resulted from the regulation of network charges.

In 2006, the Company recorded depreciation of property, plant and equipment in the amount of €2,556 million (2005: €2,459 million).

Restrictions on disposals of the Company's property, plant and equipment exist in the amount of €4,236 million (2005: €4,191 million) mainly with regard to land, buildings and technical equipment. For additional information on collateralized property, plant and equipment, see Note 24.

Jointly Owned Power Plants

E.ON holds joint ownership and similar contractual rights in certain power plants that are all independently financed by each respective participant. These jointly owned power plants were formed under ownership agreements or arrangements that did not create legal entities for which separate financial statements are prepared. They are therefore included in the financial statements of their owners. E.ON's share of the operating expenses for these facilities is included in the Consolidated Financial Statements.

The following table provides additional details about these plants, which are located in Germany unless otherwise indicated:

Jointly Owned Power Plants

Name of plants by type	Ownership interest in %	Total acquisition cost (€ in millions)	Accumulated depreciation & amortization (€ in millions)	Construction work in progress (€ in millions)
Nuclear				
Isar 2	75.00	1,968	1,842	7
Gundremmingen B	25.00	100	83	-
Gundremmingen C	25.00	112	95	-
Lignite				
Lippendorf S	50.00	533	399	-
Hard Coal				
Bexbach 1	8.33	64	60	-
Trimble County 1 (U.S.)	75.00	459	176	7
Trimble County 2 (U.S.)	75.00	-	-	90
Rostock	50.38	317	292	-
Hydroelectric/Wind				
Nymølle Havspark/Rødsand (DK)	20.00	44	7	-
Nußdorf	53.00	55	41	-
Ering	50.00	31	28	-
Egglfing	50.00	47	43	-

c) Financial Assets

Impairment charges on financial assets during 2006 amounted to €367 million (2005: €47 million). €335 million of this amount relates to minority shareholdings with network operations in Germany, and resulted from the regulation of network charges.

Shares in Affiliated and Associated Companies Accounted for Under the Equity Method

The financial information below summarizes income statement and balance sheet data for the investments of the Company's affiliated and associated companies that are accounted for under the equity method.

Earnings Data for Companies Accounted for Under the Equity Method

€ in millions	2006	2005
Sales	49,475	59,533
Net income/loss	3,763	1,782
E.ON's share of net income/loss	1,332	550
Other[1]	-496	-117
Income from companies accounted for under the equity method	**836**	**433**

[1] "Other" primarily includes adjustments to conform to E.ON accounting policies, amortization of fair value adjustments due to purchase price allocations and intercompany eliminations.

Dividends received from affiliated and associated companies accounted for under the equity method were €912 million in 2006 (2005: €824 million).

Balance Sheet Data for Companies Accounted for Under the Equity Method

	December 31,	
€ in millions	2006	2005
Fixed assets	43,469	47,547
Non-fixed assets and prepaid expenses	27,348	32,165
Provisions	24,333	28,611
Liabilities and deferred income	26,863	30,307
Minority interests	736	2,152
Net assets	**18,885**	**18,642**
E.ON's share in equity	5,934	6,788
Other[1]	2,033	2,901
Investment in companies accounted for under the equity method	**7,967**	**9,689**

[1] "Other" primarily includes adjustments to conform to E.ON accounting policies, goodwill, fair value adjustments due to purchase price allocations, intercompany eliminations and impairments.

The decrease in investments in companies accounted for under the equity method is due primarily to the sale of the interest in Degussa in 2006 (see also Note 4).

The book value of affiliated and associated companies accounted for under the equity method whose shares are marketable amounts to a total of €850 million (2005: €2,536 million). The fair value of E.ON's share in these companies is €2,401 million (2005: €5,493 million).

Additions of investments in associated and affiliated companies accounted for under the equity method resulted in a total goodwill of €57 million in 2006 (2005: €44 million).

Investments in associated companies totaling €76 million (2005: €71 million) were restricted because they were pledged as collateral for financing as of the balance sheet date.

Other Share Investments and Non-Current Available-for-Sale Securities

The amortized costs, fair values and gross unrealized gains and losses for other share investments and non-current available-for-sale securities, as well as the maturities of fixed-term securities as of December 31, 2006 and 2005, are summarized below:

Other Share Investments and Non-Current Available-for-Sale Securities

	December 31, 2006				December 31, 2005			
€ in millions	Amortized cost	Fair value	Gross unrealized loss	Gross unrealized gain	Amortized cost	Fair value	Gross unrealized loss	Gross unrealized gain
Fixed-term securities								
Between 1 and 5 years	2,962	2,941	25	4	2,472	2,490	5	23
More than 5 years	3,310	3,241	72	3	2,747	2,865	3	121
Subtotal	**6,272**	**6,182**	**97**	**7**	**5,219**	**5,355**	**8**	**144**
Non-fixed-term securities	**2,600**	**13,207**	**-**	**10,607**	**2,624**	**10,032**	**1**	**7,409**
Total	**8,872**	**19,389**	**97**	**10,614**	**7,843**	**15,387**	**9**	**7,553**

The gross unrealized losses for these share investments and non-current available-for-sale securities are as follows:

Gross Unrealized Losses

	December 31, 2006					
	less than 12 months		12 months or greater		Total	
€ in millions	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss
Fixed-term securities						
Between 1 and 5 years	2,265	25	3	-	2,268	25
More than 5 years	2,499	72	-	-	2,499	72
Subtotal	**4,764**	**97**	**3**	**-**	**4,767**	**97**
Non-fixed-term securities	**-**	**-**	**3**	**-**	**3**	**-**
Total	**4,764**	**97**	**6**	**-**	**4,770**	**97**

In 2006, amortized costs were written down in the amount of €112 million (2005: €15 million).

The disposal of other share investments as well as non-current and current available-for-sale securities generated proceeds of €5,521 million in 2006 (2005: €5,350 million) and capital gains of €651 million (2005: €398 million). Included in this item are the gains from the derecognition of institutional securities funds as part of the transfer to the CTA in the amount of €159 million. The Company uses the specific identification method as a basis for determining these amounts.

Non-fixed-term securities include non-marketable investments or securities of €803 million (2005: €767 million).

For the other share investments that are marketable, gross unrealized gains of €10,582 million were recorded as of December 31, 2006 (2005: €6,814 million). The increase in fair value of other share investments that are marketable in 2006 was primarily attributable to the marking to market of the investment in OAO Gazprom ("Gazprom"), Moscow, Russia.

€1,169 million in non-current available-for-sale securities is restricted for the fulfillment of legal insurance obligations of VKE toward companies of the E.ON Group.

(14) Inventories

The following table provides details of inventories as of the dates indicated:

Inventories		
	December 31,	
€ in millions	2006	2005
Raw materials and supplies by segment		
Central Europe	1,165	904
Pan-European Gas	25	28
U.K.	646	326
Nordic	257	223
U.S. Midwest	189	237
Total	**2,282**	**1,718**
Work in progress	**67**	**58**
Finished products	**1**	**10**
Goods purchased for resale	**1,640**	**671**
Inventories	**3,990**	**2,457**

Raw materials, finished products and goods purchased for resale are generally valued at average cost. Where this is not the case, the LIFO method is used, particularly for the valuation of natural gas inventories. In 2006, inventories valued according to the LIFO method amounted to €1,478 million (2005: €502 million). The increase in LIFO-method inventories is primarily due to the gas storage business of E.ON Földgáz Trade purchased in 2006.

Raw materials and supplies contain various emission rights that have a book value of €136 million (2005: €3 million).

The difference between valuation according to LIFO and higher replacement costs is €524 million (2005: €332 million).

(15) Receivables, Other Assets and Prepaid Expenses

The following table provides details of receivables, other assets and prepaid expenses as of the dates indicated:

Receivables, Other Assets and Prepaid Expenses				
	December 31, 2006		December 31, 2005	
€ in millions	With a remaining term up to 1 year	With a remaining term of more than 1 year	With a remaining term up to 1 year	With a remaining term of more than 1 year
Financial receivables from affiliated companies	287	159	115	251
Financial receivables from associated companies and other share investments	164	435	87	452
Other financial assets	966	800	858	1,356
Financial receivables and other financial assets	**1,417**	**1,394**	**1,060**	**2,059**
Trade receivables	9,756	-	8,179	90
Operating receivables from affiliated companies	70	-	62	-
Operating receivables from associated companies and other share investments	970	6	748	-
Reinsurance claim due from the mutual insurance fund Versorgungskasse Energie VVaG	-	-	80	1,495
U.S. regulatory assets	47	232	52	69
Other operating assets	7,065	3,105	8,832	1,747
Operating receivables and other operating assets	**17,908**	**3,343**	**17,953**	**3,401**
Prepaid expenses	**429**	**210**	**227**	**129**
Receivables, other assets and prepaid expenses	**19,754**	**4,947**	**19,240**	**5,589**

In 2006, other financial assets include receivables from owners of minority interests in jointly owned power plants of €609 million (2005: €688 million) and margin account deposits receivable of €135 million (2005: €30 million). In addition, in connection with the application of SFAS 143, other financial assets include a claim for a refund from the Swedish nuclear fund in the amount of €427 million (2005: €394 million) in connection with the decommissioning of nuclear power plants. Since this asset is designated for a particular purpose, E.ON's access to it is restricted.

As part of the elimination of intra-group balances, reinsurance claims within the E.ON Group with VKE were eliminated in consolidation.

In accordance with SFAS 71, assets that are subject to U.S. regulation are disclosed separately. For further information, please see Note 2.

Other operating assets include the positive fair values of derivative financial instruments in the amount of €4,450 million (2005: €7,349 million). The decrease in the positive fair values of the derivatives is primarily due to a decline in market prices. Also included here are tax refund claims of €2,983 million (2005: €553 million). Of this, €1,279 million consists of the initial capitalization of corporate tax credits under the SEStEG (see also Note 8). This line item further includes receivables related to E.ON Benelux's cross-border lease transactions for power plants amounting to €883 million (2005: €1,011 million) and accrued interest receivables of €555 million (2005: €544 million).

In 2005, other operating assets also included the excess of €309 million in the plan assets of the E.ON UK pension plans over the benefit obligations. Following the adoption of SFAS 158 effective December 31, 2006, plan assets in the Group exceeded benefit obligations by a total of €2 million. See Note 22 for additional information.

The valuation allowances for doubtful accounts comprise the following for the periods indicated:

Valuation Allowances for Doubtful Accounts

€ in millions	2006	2005
Balance as of January 1	**550**	**456**
Changes affecting income	139	37
Changes not affecting income	-64	57
Balance as of December 31	**625**	**550**

Changes not affecting income are related to changes in the scope of consolidation, utilization and currency translation adjustments.

(16) Liquid Funds

The following table provides details of liquid funds ordered according to maturity as of the dates indicated:

Liquid Funds

	December 31,	
€ in millions	2006	2005
Restricted cash	**587**	**98**
Current securities with an original maturity greater than 3 months	4,399	3,996
Fixed-term deposits with an original maturity greater than 3 months	49	1,457
Current securities and fixed-term deposits	**4,448**	**5,453**
Cash and cash equivalents	**1,152**	**4,346**
Total	6,187	9,897

Cash and cash equivalents include checks, cash on hand and balances in Bundesbank accounts and at other banking institutions with an original maturity of less than three months. Also included here are €40 million (2005: €42 million) in securities with an original maturity of less than three months.

Restricted cash, of which €18 million (2005: €31 million) has a maturity greater than three months, includes €74 million (2005: €54 million) in collateral deposited at banks, the purpose of which is to prevent the exhaustion of credit lines in connection with the marking to market of derivatives transactions. The increase in restricted cash in 2006 was due primarily to the full consolidation of VKE, which contributed €458 million. In addition, current securities with an original maturity greater than three months include €566 million in securities held by VKE that are restricted for the fulfillment of legal insurance obligations toward companies of the E.ON Group.

The amortized costs, fair values, gross unrealized gains and losses, as well as the maturities of the current available-for-sale securities as of the dates indicated, break down as follows:

Current Available-for-Sale Securities

	December 31, 2006				December 31, 2005			
€ in millions	Amortized cost	Fair value	Gross unrealized loss	Gross unrealized gain	Amortized cost	Fair value	Gross unrealized loss	Gross unrealized gain
Fixed-term securities								
Less than 1 year	259	257	2	-	406	433	1	28
Between 1 and 5 years	10	10	-	-	-	-	-	-
Subtotal	**269**	**267**	**2**	**-**	**406**	**433**	**1**	**28**
Non-fixed-term securities	**2,604**	**4,172**	**22**	**1,590**	**2,823**	**3,605**	**23**	**805**
Total	**2,873**	**4,439**	**24**	**1,590**	**3,229**	**4,038**	**24**	**833**

The gross unrealized losses attributable to these current available-for-sale securities break down as follows:

Gross Unrealized Losses

	December 31, 2006					
	less than 12 months		12 months or greater		Total	
€ in millions	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss
Fixed-term securities						
Less than 1 year	221	2	-	-	221	2
Between 1 and 5 years	10	-	-	-	10	-
Subtotal	**231**	**2**	**-**	**-**	**231**	**2**
Non-fixed-term securities	**137**	**22**	**-**	**-**	**137**	**22**
Total	**368**	**24**	**-**	**-**	**368**	**24**

In 2006, amortized costs were written down in the amount of €7 million (2005: €32 million).

Non-fixed-term securities classified as current include €35 million in non-marketable securities (2005: €39 million).

The proceeds and gains from the disposal of available-for-sale securities are described in Note 13c.

(17) Capital Stock

The Company's authorized capital stock of €1,799,200,000 remains unchanged and consists of 692,000,000 ordinary shares issued without nominal value. The number of outstanding shares as of December 31, 2006, totaled 659,597,269 (2005: 659,153,552).

Pursuant to a shareholder resolution approved at the Annual Shareholders Meeting held on May 4, 2006, the Board of Management is authorized to buy back outstanding shares up to an amount of 10 percent of E.ON AG's capital stock through November 4, 2007.

During 2006, E.ON AG purchased a total of 366 shares on the open market (2005: 344,304). These shares were distributed to employees. A further 443,717 own shares held by E.ON (2005: 308,704) were also distributed to employees. Of these, 443,290 went into the employee stock program. As of December 31, 2006, E.ON AG thus held a total of 3,930,537 treasury shares (2005: 4,374,254) having a book value of €230 million (equivalent to 0.57 percent or €10,219,396 of the capital stock). See Note 10 for further information on the employee stock purchase plan.

E.ON Energie AG acquired a total of 6,700 E.ON AG shares on the open market that were immediately tendered in lieu of payments to third parties.

An additional 28,472,194 shares of E.ON AG are held by one of its subsidiaries as of December 31, 2006 (2005: 28,472,194). These shares held by subsidiaries were acquired at the time of the VEBA/VIAG merger and considered treasury shares with no purchase price allocated to them.

(18) Additional Paid-in Capital

Additional paid-in capital results exclusively from share issuance premiums. As of December 31, 2006, additional paid-in capital amounts to €11,760 million (2005: €11,749 million). This represents an increase of €11 million since December 31, 2005. This increase is due to the issuance of 443,290 E.ON AG shares to employees.

The €3 million increase in 2005 resulted from the execution of the exchange offer for minority shareholders of Contigas.

Authorized Capital

At the Annual Shareholders Meeting on April 27, 2005, the Board of Management was authorized, subject to the Supervisory Board's approval, to increase the Company's capital stock by up to €540 million ("Article 202 ff. AktG Authorized Capital") through one or more issuances of new ordinary shares without nominal value in return for contributions in cash and/or in kind (with the option to exclude shareholders' subscription rights). This capital increase is authorized until April 27, 2010. Subject to the Supervisory Board's approval, the Board of Management is authorized to exclude shareholders' subscription rights.

At the Annual Shareholders Meeting of April 30, 2003, conditional capital (with the option to exclude shareholders' subscription rights) in the amount of €175.0 million ("Conditional Capital") was authorized until April 30, 2008. This Conditional Capital may be used to issue bonds with conversion or option rights and to fulfill conversion obligations towards creditors of bonds containing conversion obligations. The securities underlying these rights and obligations are either E.ON AG shares or those of companies in which E.ON AG directly or indirectly holds a majority stake.

For 2006, there are no disclosures about voting rights pursuant to Article 21 (1) of Germany's Securities Trading Act ("WpHG").

(19) Retained Earnings

The following table provides details of the E.ON Group's retained earnings as of the dates indicated:

Retained Earnings

€ in millions	December 31, 2006	2005
Legal reserves	45	45
Other retained earnings	26,259	25,816
Total	**26,304**	**25,861**

According to German securities law, E.ON AG shareholders can only receive distributions from the retained earnings of E.ON AG as defined by German GAAP, which are included in the Group's retained earnings under U.S. GAAP. As of December 31, 2006, these German-GAAP retained earnings amount to €4,593 million (2005: €4,231 million). Of these, legal reserves of €45 million (2005: €45 million) pursuant to Article 150 (3) and (4) AktG and reserves for own shares of €230 million (2005: €256 million) pursuant to Article 272 (4) HGB were not distributable on December 31, 2006. Accordingly, an amount of €4,318 million (2005: €3,930 million) is in principle available for dividend payments.

The Group's retained earnings as of December 31, 2006, include accumulated undistributed earnings of €910 million (2005: €617 million) from companies that have been accounted for under the equity method.

(20) Other Comprehensive Income

The components of other comprehensive income and the related tax effects as of the dates indicated are as follows:

Changes in Other Comprehensive Income

	December 31, 2006			December 31, 2005		
€ in millions	Before tax	Tax effect	Net of tax	Before tax	Tax effect	Net of tax
Foreign currency translation adjustments	55	-20	35	536	78	614
Reclassification adjustments affecting income	132	-	132	6	-	6
Subtotal	**187**	**-20**	**167**	**542**	**78**	**620**
Unrealized holding gains/losses from available-for-sale securities	4,161	-642	3,519	5,709	-851	4,858
Reclassification adjustments affecting income	-394	14	-380	-169	9	-160
Subtotal	**3,767**	**-628**	**3,139**	**5,540**	**-842**	**4,698**
Additional minimum pension liability	922	-576	346	-580	268	-312
Cash flow hedges	-329	108	-221	65	-8	57
Total	**4,547**	**-1,116**	**3,431**	**5,567**	**-504**	**5,063**

The change in unrealized gains from available-for-sale securities was primarily attributable to a €3,776 million (before tax) increase in the fair value of the investment in Gazprom.

Included in the reclassification adjustment recognized in income are gains totaling €159 million from the disposal of institutional securities funds carried out as part of the funding of the CTA (see also Note 22).

(21) Minority Interests

Minority interests as of the dates indicated are attributable to the following segments:

Minority Interests	December 31,	
€ in millions	2006	2005
Central Europe	2,722	2,618
Pan-European Gas	289	255
U.K.	63	81
Nordic	1,698	1,659
U.S. Midwest	78	85
Corporate Center	67	36
Total	**4,917**	**4,734**

(22) Provisions for Pensions

E.ON and its subsidiaries maintain both defined benefit pension plans and defined contribution plans. Some of the latter are part of a multi-employer pension plan under EITF 90-3, "Accounting for Employers' Obligations for Future Contributions to a Multi-employer Pension Plan," for approximately 6,000 beneficiaries at the Nordic market unit.

Pension benefits are primarily based on compensation levels and years of service. Most Germany-based employees who joined the Company prior to 1999 participate in a final-pay arrangement, under which their retirement benefits depend in principle on their final salary (averaged over the last years of employment) and on years of service, but years of service beyond 2004 are now often no longer considered in these plans. Employees who joined the Company in or after 1999 and years of service beyond 2004 are mostly covered by a cash balance pension plan, under which regular payroll deductions are actuarially converted into pension units. For employees in defined contribution pension plans, under which the Company pays fixed contributions to an outside insurer or pension fund, the amount of the benefit depends on the value of each employee's individual pension claim at the time of retirement from the Company.

SFAS 158, which was adopted at the end of 2006, requires recognition of the overfunded or underfunded status of a defined benefit pension plan, measured as the difference between the fair value of plan assets and the benefit obligation. In adopting SFAS 158, as illustrated in the following table, unrecognized actuarial gains or losses that have not been recognized to date and prior unrecognized service costs were recognized, net of tax, as a component of accumulated other comprehensive income. This resulted in an increase in deferred tax assets of €254 million.

Adoption of SFAS 158	December 31, 2006			December 31, 2006
€ in millions	After adjustment of minimum liability and adoption of SFAS 158	Adjustment of minimum liability	Adoption of SFAS 158	After adjustment of minimum liability and adoption of SFAS 158
Intangible assets	10	-	-10	-
Other operating assets	405	-	-403	2
Provisions for pensions	3,920	-529	494	3,885
Accumulated other comprehensive income	-1,402	346	-550	-1,606

€2,372 million of the amounts recognized as accumulated other comprehensive income before tax effects is attributable to actuarial losses, while €19 million is the result of prior service cost. Of these amounts, it is expected that actuarial losses of €73 million and prior service cost in the amount of €5 million in total net pension costs will be recorded in income through amortization in 2007.

The following table illustrates the change in the benefit obligation, as measured by the projected benefit obligation, for the periods indicated.

Changes in the Projected Benefit Obligation

	2006			2005		
€ in millions	Total	Domestic	Foreign	Total	Domestic	Foreign
Projected benefit obligation as of January 1	**17,712**	**9,144**	**8,568**	**15,918**	**8,255**	**7,663**
Employer service cost	288	173	115	232	144	88
Interest cost	767	361	406	777	372	405
Change in scope of consolidation	1	8	-7	-375	-197	-178
Prior service cost	9	-	9	32	15	17
Actuarial gains (-)/losses	-739	-433	-306	1,618	958	660
Exchange rate differences	51	-	51	352	-	352
Other	5	3	2	-	-	-
Pensions paid	-847	-416	-431	-842	-403	-439
Projected benefit obligation as of December 31	**17,247**	**8,840**	**8,407**	**17,712**	**9,144**	**8,568**

The disposals of Viterra (€228 million) and Ruhrgas Industries (€179 million) were mainly responsible for the change shown as "Change in scope of consolidation" in 2005.

Actuarial gains in 2006 resulted primarily from the increase of the discount rate. This led to a relative decrease of the projected benefit obligation.

The amount disclosed for 2005 was not adjusted for discontinued operations in order to maintain comparability. Accordingly, this gives rise to differences in the presentation of net periodic pension costs for 2005.

Of the entire benefit obligation, €164 million (2005: €187 million) is related to health care benefits.

The changes in plan assets are shown in the following table:

Changes in Plan Assets

	2006			2005		
€ in millions	Total	Domestic	Foreign	Total	Domestic	Foreign
Fair value of plan assets as of January 1	**8,097**	**307**	**7,790**	**6,399**	**316**	**6,083**
Actual return on plan assets	489	80	409	1,198	15	1,183
Company contributions	5,241	5,126	115	733	-	733
Employee contributions	21	-	21	17	-	17
Change in scope of consolidation	-3	-	-3	-58	-11	-47
Exchange rate differences	86	-	86	262	-	262
Pensions paid	-575	-146	-429	-451	-13	-438
Other	8	-	8	-3	-	-3
Fair value of plan assets as of December 31	**13,364**	**5,367**	**7,997**	**8,097**	**307**	**7,790**
Funded status	**3,883**	**3,473**	**410**	**9,615**	**8,837**	**778**

Foreign plan assets are primarily attributable to the E.ON UK pension plans (€7,423 million; 2005: €7,197 million).

In 2005, E.ON Pension Trust e.V. and Pensionsabwicklungstrust e.V., both registered in Grünwald, Germany, were formed in order to establish a so-called Contractual Trust Arrangement (CTA) for German subsidiaries. The purpose of these trusts is the fiduciary administration of funds to provide for future retirement benefits to employees of certain German Group companies, as well as former employees and their beneficiaries. During 2006, assets in the form of fixed-term deposits and existing institutional securities funds ("Spezialfonds") with a total value of €5.1 billion were contributed into the CTA.

Company contributions for 2005 include payments of €629 million to the E.ON Holding Group of the Electricity Supply Pension Scheme (ESPS) as part of the merger of four previously autonomous pension plans of E.ON UK. The payment covered a significant portion of the actuarial deficit and improved financing across the pension plan.

For 2007, it is expected that the overall Company contribution to plan assets will include €76 million (2005: €47 million) to guarantee the minimum plan asset values stipulated by law or by-laws, as well as €310 million in voluntary contributions (2005: €40 million), of which €234 million represents planned subsequent funding of the CTA.

The deconsolidation of Viterra (€13 million) and Ruhrgas Industries (€40 million) were mainly responsible for the change shown as "Change in scope of consolidation" in 2005.

The investment objective for the pension plan assets is to provide full coverage of benefit obligations at all times for the corresponding pension plans. Plan assets do not include any shares in E.ON Group companies.

In particular in the United Kingdom and in Germany, a liability-driven investments (LDI) approach is used, that is, the majority of plan assets is invested in long-term interest-bearing investments for purposes of hedging interest-rate risks arising from pension liabilities. In addition, appropriate instruments (inflation-indexed bonds, inflation swaps) may be used to hedge inflation risks. The long-term investment strategy and the associated expected rate of return on plan assets for the various pension plans takes into consideration, among other things, the duration (maturity structure), the benefit obligations, the minimum capital reserve requirements and, if applicable, other relevant factors. In the future, in order to improve the funded status, i.e., the difference between the projected benefit obligations for all pension plans and the fair value of plan assets, a portion of the funds will be invested in asset classes that provide for returns in excess of those of fixed-income investments.

The following returns were achieved on the different plan assets in 2006:

Return on Plan Assets in 2006	
in %	
Germany	3.0
United Kingdom	4.9
United States	11.0

The determination of the target portfolio structure is based on regular asset-liability studies. In these studies, the target portfolio structure is reviewed under consideration of market and obligation developments and is adjusted as necessary.

The current allocation of plan assets to asset categories and the target portfolio structure are as follows:

Categories of Plan Assets

	Target portfolio		December 31, 2006		December 31, 2005	
in %	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
Equity securities	11	23	1	29	13	46
Debt securities	69	68	3	63	76	47
Real estate	10	9	4	5	3	5
Fixed-term deposits	-	-	91	-	-	2
Other	10	-	1	3	8	-

Investments in debt securities are undertaken either in the form of bonds or synthetically, by combining money-market investments and interest-rate swaps.

As of December 31, 2006, the fair value of plan assets equaled 77 percent of the projected benefit obligation (2005: 46 percent).

The funded status is reconciled with the provisions shown on the balance sheet as follows:

Net Amount Recognized

	December 31,	
€ in millions	2006	2005
Funded status (represents in 2006 net amount recognized)	3,883	9,615
Unrecognized actuarial loss	-	-3,192
Unrecognized prior service cost	-	-27
Net amount recognized	**3,883**	**6,396**

The amounts recognized on the balance sheet are as follows:

Amounts Recognized in Financial Positions

	December 31,	
€ in millions	2006	2005
Provisions for pensions	3,885	8,720
thereof current	116	430
thereof non-current	3,769	8,290
Intangible assets	-	-29
Accumulated other comprehensive income	-	-1,986
Other operating assets	-2	-309
Net amount recognized	**3,883**	**6,396**

Because under SFAS 158 the funded status is reported on the balance sheet, the obligation to recognize a minimum pension liability no longer applies; in the past, if an intangible asset was not to be capitalized, it was recognized as accumulated other comprehensive income.

The accumulated benefit obligation for all defined benefit pension plans amounted to €16,126 million (2005: €16,475 million) on December 31, 2006.

Provisions for pensions shown on the balance sheet as of December 31, 2006, include obligations from post retirement health care benefits in the amount of €145 million (2005: €153 million), mainly for Market Unit US companies. Allowances are made for increases in the costs of health care benefits amounting to 10.0 percent in the short term and 5.0 percent in the long term.

The total net periodic defined benefit pension cost is detailed in the table below. Amounts for 2005 are adjusted to reflect effects of discontinued operations.

Net Periodic Pension Cost

€ in millions	2006	2005
Employer service cost	268	214
Interest cost	767	777
Expected return on plan assets	-536	-448
Prior service cost	16	33
Net amortization of actuarial gains (-)/losses	125	85
Total	**640**	**661**

The net periodic pension cost shown includes an amount of €14 million in 2006 (2005: €13 million) for retiree health care benefits. A one-percentage-point increase or decrease in the assumed health care cost trend rate would affect the interest and service components and result in a change in net periodic pension cost of +€0.7 million or -€0.7 million, respectively. The resulting accumulated post retirement benefit obligation would change by +€7.4 million or -€6.6 million, respectively.

In addition to total net periodic pension cost, an amount of €54 million in 2006 (2005: €54 million) was incurred for defined contribution pension plans and other retirement provisions, under which the Company pays fixed contributions to external insurers or similar institutions.

Prospective undiscounted pension payments for the next ten years are shown in the following table:

Expected Pension Payments

€ in millions	
2007	883
2008	909
2009	938
2010	958
2011	985
2012-2016	5,117
Total	**9,790**

The Company uses the 2005 revisions of the Klaus Heubeck biometric tables ("Richttafeln"), the industry standard for calculating company pension obligations in Germany, for the valuation of domestic pension liabilities.

The discount rate assumptions used by E.ON reflect the rates available for high-quality fixed-income investments during the period to maturity of the pension benefits in the respective market units at the end of the respective fiscal year.

Actuarial values of the pension obligations of the principal German, U.K. and U.S. subsidiaries were computed based on the following average assumptions for each region:

Actuarial Assumptions

	December 31, 2006				December 31, 2005			
	Germany		United Kingdom	United States	Germany		United Kingdom	United States
in %	CTA plans	Other			CTA plans	Other		
Discount rate	4.50	4.50	5.10	5.95	-	4.00	4.80	5.50
Salary increase rate	2.75	2.75	4.00	5.25	-	2.75	4.00	5.25
Expected return on plan assets	4.90	4.50	5.90	8.25	-	4.00	5.50	8.25
Pension increase rate	1.50	1.50	3.00	-	-	1.50	2.80	-

The expected return on plan assets is based on external asset liability management studies, which are updated on a regular basis. Returns are estimated using the "building block method" for each asset category.

The calculation of the expected return on assets for the CTA plans takes into account the gradual implementation of the investment process in 2007; the long-term objective is a return on plan assets of 5.4 percent.

(23) Other Provisions

Immediately below is a brief description of the asset retirement obligations in accordance with SFAS 143. The subsequent sections contain more detailed information about the other provisions as a whole.

Description of Asset Retirement Obligations

As of December 31, 2006, E.ON's asset retirement obligations included:

- retirement costs shown in sub-items 1ab) and 1ba) for decommissioning of nuclear power plants in Germany in the amount of €8,515 million (2005: €8,400 million) and in Sweden in the amount of €473 million (2005: €403 million),
- reclamation measures reported under sub-item 8) related to the sites of non-nuclear power plants, including removal of electricity transmission and distribution equipment in the amount of €390 million (2005: €388 million), and
- reclamation at gas storage facilities in the amount of €157 million (2005: €90 million) and at opencast mining facilities in the amount of €59 million (2005: €61 million) as well as the decommissioning of oil and gas field infrastructure in the amount of €354 million (2005: €319 million). These obligations are also reported under sub-item 8).

Changes in Asset Retirement Obligations

€ in millions	2006	2005
Balance as of January 1	**9,661**	**9,348**
Liabilities incurred in the current period	68	37
Liabilities settled in the current period	-161	-181
Changes in scope of consolidation	24	33
Accretion	524	511
Revision in estimated cash flows	-187	-126
Other changes	19	39
Balance as of December 31	**9,948**	**9,661**

Interest resulting from the accretion of asset retirement obligations is shown in financial earnings (see Note 7).

Other Provisions

The following table lists other provisions as of the dates indicated:

Other Provisions	December 31, 2006		December 31, 2005	
€ in millions	current	non-current	current	non-current
Provisions for nuclear waste management (1)	375	13,271	431	12,931
Disposal of nuclear fuel rods	202	4,883	279	4,724
Asset retirement obligation (SFAS 143)	165	8,823	143	8,660
Waste disposal	8	459	9	416
less advance payments	-	-894	-	-869
Provisions for taxes (2)	1,721	2,330	1,948	1,052
Provisions for personnel costs (3)	726	637	729	811
Provisions for supplier-related contracts (4)	2,802	268	1,949	201
Provisions for customer-related contracts (5)	229	43	254	52
U.S. regulatory liabilities (6)	27	467	-	505
Provisions for environmental remediation (7)	14	516	16	293
Provisions for environmental improvements, including land reclamation (8)	310	1,462	47	1,678
Miscellaneous (9)	1,598	1,412	656	1,589
Total	**7,802**	**20,406**	**6,030**	**19,112**

Of these other provisions, €14,833 million (2005: €14,457 million) bear interest.

1) Provisions for Nuclear Waste Management
a) Germany

Provisions for nuclear waste management comprise costs for the disposal of spent nuclear fuel rods, the retirement and decommissioning of nuclear and non-nuclear power plant components and the disposal of low-level nuclear waste.

The provisions for nuclear waste management stated above are net of advance payments of €894 million in 2006 (2005: €869 million). The advance payments are prepayments to nuclear fuel reprocessors and to other waste management companies, as well as to governmental authorities, relating to reprocessing of spent fuel rods and the construction of permanent storage facilities. Provisions for the costs of nuclear fuel rod disposal, of nuclear power plant decommissioning, and of the disposal of low-level nuclear waste also include the costs for the permanent storage of radioactive waste.

Permanent storage costs include investment, operating and financing costs for the planned permanent storage facilities Gorleben and Konrad and are based on Germany's ordinance on advance payments for the establishment of federal facilities for the safe custody and final storage of radioactive wastes ("Endlagervorausleistungsverordnung") and on data from the German Federal Office for Radiation Protection ("Bundesamt für Strahlenschutz"). Advance payments are made each year in the amount spent by the Bundesamt für Strahlenschutz.

In calculating the provisions for nuclear waste management, the Company has also taken into account the effects of the nuclear energy agreement reached by the German government and the country's major energy utilities on June 14, 2000, and the related agreement signed on June 11, 2001.

aa) Management of Spent Nuclear Fuel Rods

The requirement for spent nuclear fuel reprocessing and disposal/storage is based on the German Nuclear Power Regulations Act ("Atomgesetz"). Operators may, in general, either reprocess or permanently store nuclear waste. The option to ship material for reprocessing ended on June 30, 2005; since then, spent nuclear fuel rods have been disposed of exclusively through permanent storage.

There are contracts in place between E.ON Energie and two large European fuel reprocessing firms, British Nuclear Group Sellafield Ltd, Daresbury, Warrington, United Kingdom, and AREVA NC S.A. (formerly Cogema), Vélizy, France, for the reprocessing of spent nuclear fuel from its German nuclear plants. The radioactive waste that results from reprocessing will be returned to Germany to be temporarily stored in an authorized storage facility. Permanent storage is also expected to occur in Germany.

The provision for the unsettled costs of reprocessing nuclear fuel rods transported through June 30, 2005, includes the costs for all components of the reprocessing requirements, particularly

- the costs of fuel reprocessing and
- the costs of outbound transportation and the intermediate storage of nuclear waste.

The cost estimates are based primarily on existing contracts.

Provisions for the costs of permanent storage of used fuel rods primarily include

- contractual costs for procuring intermediate containers and intermediate on-site storage on the plant premises, and
- costs of transporting spent fuel rods to conditioning facilities, conditioning costs, and costs for procuring permanent storage containers as determined by external studies.

The provision for the management of used fuel rods is provided over the period in which the fuel is consumed to generate electricity.

ab) Nuclear Plant Decommissioning

The obligation with regard to the nuclear portion of nuclear plant decommissioning is based on the aforementioned Atomgesetz, while the obligation for the non-nuclear portion depends upon legally binding civil agreements and public regulations, as well as other agreements.

The provision for the costs of nuclear plant decommissioning includes the expected costs for run-out operation, closure and maintenance of the facility, dismantling and removal of both the nuclear and non-nuclear components of the plant, conditioning, and temporary and final storage of contaminated waste. The expected decommissioning and storage costs are based upon studies performed by external specialists and are updated regularly.

ac) Waste from Plant Operations

The provision for the costs of the disposal of low-level nuclear waste covers all expected costs for the conditioning of low-level waste that is generated in the operation of the facilities.

b) Sweden

Under Swedish law, E.ON Sverige is required to pay fees to the country's national fund for nuclear waste management. Each year, the Swedish Nuclear Power Inspectorate calculates the fees for the disposal of high-level radioactive waste and nuclear power plant decommissioning based on the amount of electricity produced at the particular nuclear power plant. The proposed fees are then submitted to government offices for approval. Upon approval, E.ON Sverige makes the corresponding payments.

ba) Decommissioning

Due to the adoption of SFAS 143 on January 1, 2003, an asset retirement obligation for decommissioning was recognized. Since in the past, fees have been paid to the national fund for nuclear waste management, a compensating receivable relating to these decommissioning costs was recorded under "Other assets" on January 1, 2003.

bb) Nuclear Fuel Rods and Nuclear Waste in Sweden

The required fees for high-level radioactive waste paid to the national fund for nuclear waste management are shown as an expense.

In the case of low-level and medium-level radioactive waste, a joint venture owned by Swedish nuclear power plant operators charges annual fees based on actual waste management costs. The Company records the corresponding payments to this venture as an expense.

c) United Kingdom and United States

Neither the U.K. nor the U.S. Midwest Market Unit operates any nuclear power plants. They are therefore not required to make payments or record liabilities similar to those described above with respect to Germany.

2) Taxes
Provisions for taxes relate primarily to domestic and foreign corporate income taxes due in the current year, and also to any tax obligations that might arise from preceding years. Tax obligations from preceding years consist of provisions for audit periods that are still open and relate primarily to the tax recognition of provisions for the disposal of radioactive waste in Germany. Tax provisions are generally calculated on the basis of the respective tax legislation of the countries in which the Company operates, and due consideration is given to all known circumstances.

3) Personnel Liabilities
Provisions for personnel expenses primarily cover provisions for vacation pay, early retirement benefits, anniversary obligations, share-based compensation and other deferred personnel costs.

4) Supplier-Related Liabilities
Provisions for supplier-related liabilities consist primarily of provisions for goods and services received but not yet invoiced and for potential losses from purchase obligations. Provisions for goods and services received but not yet invoiced represent obligations related to the purchase of goods that have been received and services that have been rendered, but for which an invoice has not yet been received.

5) Customer-Related Liabilities
Provisions for customer-related liabilities consist primarily of potential losses on open sales contracts. Also included are provisions for warranties, as well as for rebates, bonuses and discounts.

6) U.S. Regulatory Liabilities
Pursuant to SFAS 71 (see Note 2), liabilities that result from U.S. regulation are reported separately.

7) Environmental Remediation
Provisions for environmental remediation refer primarily to redevelopment and water protection measures and to the rehabilitation of contaminated sites.

8) Environmental Improvements and Similar Liabilities, including Land Reclamation
Provisions for environmental improvements and similar liabilities primarily include asset retirement obligations pursuant to SFAS 143 in the amount of €960 million (2005: €858 million). Also included are provisions for reversion of title, other environmental improvements and reclamation liabilities.

In addition, there are certain conditional asset retirement obligations. The type, scope, timing and associated probabilities cannot be estimated reasonably, meaning that even the application of an expected present value technique would not produce reasonable estimates of fair values. Under FIN 47, no provisions are recognized for such circumstances.

9) Miscellaneous
Miscellaneous other provisions primarily include provisions arising from the electricity and gas business, of which €551 million relates to the risk of retroactive application of lower network charges resulting from the regulation of network charges in Germany. They further include provisions for obligations arising from the acquisition and disposal of businesses, provisions from emissions trading systems and provisions for tax-related interest expenses.

(24) Liabilities and Deferred Income

Liabilities and Deferred Income	December 31, 2006		December 31, 2005	
€ in millions	current	non-current	current	non-current
Financial liabilities	3,440	9,959	3,807	10,555
Operating liabilities	14,287	4,927	13,302	5,750
Deferred income	317	919	202	615
Total	**18,044**	**15,805**	**17,311**	**16,920**

The following table provides details of liabilities as of the dates indicated:

Liabilities	December 31, 2006					December 31, 2005				
		Average interest rate up to 1 year	With a remaining term of				Average interest rate up to 1 year	With a remaining term of		
€ in millions	Total	(in %)	up to 1 year	1 to 5 years	over 5 years	Total	(in %)	up to 1 year	1 to 5 years	over 5 years
Bonds (including Medium Term Note programs)	9,003	6.1	540	5,005	3,458	9,538	5.7	732	5,195	3,611
Commercial paper	366	3.9	366	-	-	-	-	-	-	-
Bank loans/Liabilities to banks	1,237	4.6	353	691	193	1,530	5.0	424	729	377
Bills payable	35	4.8	33	2	-	42	-	-	42	-
Other financial liabilities	751	4.7	177	144	430	1,306	2.7	742	165	399
Financial liabilities to banks and third parties	**11,392**		**1,469**	**5,842**	**4,081**	**12,416**		**1,898**	**6,131**	**4,387**
Financial liabilities to affiliated companies	154	4.3	147	1	6	134	3.1	128	-	6
Financial liabilities to associated companies and other share investments	1,853	5.0	1,824	12	17	1,812	4.4	1,781	12	19
Financial liabilities to group companies	**2,007**		**1,971**	**13**	**23**	**1,946**		**1,909**	**12**	**25**
Financial liabilities	**13,399**		**3,440**	**5,855**	**4,104**	**14,362**		**3,807**	**6,143**	**4,412**
Accounts payable	5,305		5,305	-	-	5,288		5,272	16	-
Operating liabilities to affiliated companies	123		75	3	45	105		59	3	43
Operating liabilities to associated companies and other share investments	222		201	13	8	188		98	70	20
Capital expenditure grants	267		23	83	161	270		19	96	155
Construction grants from energy consumers	3,471		361	1,279	1,831	3,674		420	736	2,518
Advance payments	409		400	1	8	488		488	-	-
Other operating liabilities	9,417		7,922	1,256	239	9,039		6,946	668	1,425
thereof taxes	871		871			614		614		
thereof social security contributions	108		108			63		63		
Operating liabilities	**19,214**		**14,287**	**2,635**	**2,292**	**19,052**		**13,302**	**1,589**	**4,161**
Liabilities	**32,613**		**17,727**	**8,490**	**6,396**	**33,414**		**17,109**	**7,732**	**8,573**

Financial Liabilities

The following is a description of the E.ON Group's significant credit arrangements and debt issuance programs. Outstanding amounts under credit lines and bank loans are disclosed in the table above as "Bank loans/Liabilities to banks". Issuances under a Medium Term Note program ("MTN program") and issuances of commercial paper are disclosed in the corresponding line item.

These financing arrangements contain affirmative and negative covenants and provide for various events of default that are generally in line with industry standard terms for similar borrowings. In general, E.ON's most significant financial arrangements do not include financial covenants. E.ON and its subsidiaries were in compliance with all such covenants as of December 31, 2006 and 2005, and no cross-default clauses had been triggered as of such dates.

In addition, E.ON has numerous additional financing arrangements that are not individually significant and that are summarized below grouped by segment and type of arrangement. These other arrangements also include covenants and provide for various events of default that are generally in line with industry standard terms for similar borrowings. E.ON and its subsidiaries were in compliance with all such covenants as of December 31, 2006 and 2005, and no cross-default clauses had been triggered as of such dates.

Corporate Center

€20 billion Medium Term Note Program

The existing €20 billion MTN program allows E.ON AG and certain wholly owned subsidiaries, under the unconditional guarantee of E.ON AG, to periodically issue debt instruments through public and private placements to investors. Notes issued under the program are listed on the Luxembourg Stock Exchange. At year-end 2006, the following bonds were outstanding:

- €4.25 billion issued by E.ON International Finance with a coupon of 5.75 percent and a maturity in May 2009
- €0.9 billion issued by E.ON International Finance with a coupon of 6.375 percent and a maturity in May 2017
- GBP 500 million or €746 million issued by E.ON International Finance with a coupon of 6.375 percent and a maturity in May 2012
- GBP 0.975 billion or €1.455 billion issued by E.ON International Finance with a coupon of 6.375 percent and a maturity in June 2032

The MTN documentation and the documentation of the outstanding bonds are customary for such financing programs and instruments.

€10 billion Commercial Paper Program

The existing €10 billion commercial paper program allows E.ON AG and certain wholly owned subsidiaries, under the unconditional guarantee of E.ON AG, to periodically issue commercial paper with maturities of up to 729 days to investors. As of December 31, 2006, €123 million in commercial paper was outstanding under the program (2005: €0 million).

€10 billion Syndicated Multi-Currency Revolving Credit Facility Agreement

Under the existing €10 billion revolving credit facility, E.ON AG and certain subsidiaries, each under the unconditional guarantee of E.ON AG, may make borrowings in various currencies in an aggregate amount of up to €10 billion. The facility is divided into Tranche A, a revolving credit facility in the amount of €5 billion, and Tranche B, a revolving credit facility also in the amount of €5 billion. Tranche A has a maturity date of November 29, 2007. Tranche B was extended to December 2, 2011 (with an amount of €4.847 billion maturing in 2011 and an amount of €0.153 billion maturing in 2010). Drawings under Tranche A bear interest equal to EURIBOR or LIBOR for the respective currency plus a margin of 12.5 basis points and drawings under Tranche B bear interest equal to EURIBOR or LIBOR for the respective currency plus a margin of 15 basis points. As of December 31, 2006, there were no borrowings outstanding under this facility (2005: €0 million).

€37.1 billion Syndicated Term and Guarantee Facility Agreement

In order to finance the offer for Endesa, E.ON entered into a Euro syndicated term and guarantee facility agreement on February 20, 2006, for a total amount of €32 billion. Following the announcement by E.ON that it intends to increase its offer, a new Euro syndicated term and guarantee facility agreement for a total amount of €37.1 billion was entered into by E.ON as borrower on October 16, 2006. Advances under the facility agreement may only be used for the settlement of the offer for Endesa and related costs, as well as for the repayment of Endesa's indebtedness. The initial purpose of the facility is the issue of guarantees ("Avales"). Spanish law requires that public bids be supported by unconditional financial guarantees issued in favor of the Spanish stock market regulator CNMV for the full amount of the cash offer. For further information please refer to Note 33.

The facility is divided into two tranches: Tranche A (2/3 of the facility amount or €24.7 billion) with a maturity date of February 18, 2008, and Tranche B (1/3 of the facility amount or €12.4 billion) with a maturity date of February 20, 2009. In respect of utilization for Avales, the guarantee commission is equal to EURIBOR plus a margin of 22.5 basis points. The rate of interest for advances will be determined based on a rating ratchet. As of December 31, 2006, the facility was used for Avales with an outstanding amount of €26.9 billion.

Bilateral Credit Lines

At year-end 2006, E.ON AG had committed short-term credit lines of €180 million (2005: €180 million) with maturities of up to one year and variable interest rates of up to 25 basis points above EURIBOR. In addition, E.ON AG had several uncommitted short-term credit lines. E.ON AG had no outstanding balances under these lines at the end of 2006 and 2005.

As of December 31, 2006, E.ON North America Inc., New York, U.S., a wholly-owned subsidiary of E.ON AG, had a USD 50 million credit facility. This is an overdraft loan facility to be used for short-term overnight general corporate use. The rate charged on the daily loan balance is 8 basis points over the Federal Funds Rate. There was no outstanding balance under this line at the end of 2006 and 2005.

Central Europe
Bank Loans, Credit Facilities

As of December 31, 2006, the Central Europe market unit had committed credit lines of €201.7 million (2005: €348 million). The credit lines may be used for general corporate purposes. In particular, they serve as back-up facilities for letters of credit and bank guarantees. In addition, Central Europe had uncommitted short-term credit lines with various banks. Under the credit lines, €1.2 million was outstanding at year-end 2006 (2005: €180 million). Most of the credit lines do not have a specific maturity. Interest rates for unanticipated drawdowns of facilities reach up to 8 percent. Planned use of the facilities is subject to interest at variable money-market rates plus a margin of up to 175 basis points.

Bank loans have been used by the Central Europe market unit primarily to finance specific projects or investment programs and include subsidized credit facilities from national and international financing institutions. Bank loans (including short-term credit lines) amounted to €1,039 million as of December 31, 2006 (2005: €1,109 million).

Pan-European Gas Long-Term Loans

In the period from 1997 to 2003, Pan-European Gas subsidiary Ferngas Nordbayern GmbH obtained long-term loans from banks totaling €84 million. The loans each have a maturity of up to 10 years with annual or quarterly repayments. The outstanding amount as of December 31, 2006, was approximately €11.6 million (2005: €15 million). The interest rates for these loans vary between 4.1 and 5.98 percent (on average, about 5.1 percent).

In addition, E.ON Ruhrgas obtained four long-term bilateral loans from banks since 1999 in the aggregate amount of €280 million with original maturities of 5 to 15 years and repayable at maturity. The entire amount of €140 million outstanding under the loans as of January 1, 2005, was repaid prior to maturity during 2005. The corresponding loss on extinguishment in 2005 totaled €18 million.

U.K.

Bonds

As of December 31, 2006, the U.K. market unit had several outstanding bonds. Only a portion of the bonds still outstanding was held by investors external to the E.ON Group, as detailed below:

- GBP 250 million or €373 million bond issued by E.ON UK plc with a coupon of 6.25 percent maturing in April 2024, of which GBP 8 million or €12 million was held by external investors
- GBP 150 million or €224 million issued by Central Networks plc (previously Midlands Electricity plc, a wholly-owned subsidiary of E.ON UK plc) with a coupon of 7.375 percent maturing in November 2007, of which GBP 0.4 million or approximately €0.6 million was held by external investors
- €500 million Eurobond issued by E.ON UK plc with a coupon of 5.0 percent maturing in July 2009, of which €264 million was held by external investors
- USD 410 million or €311 million Yankee Bond issued by Powergen (East Midlands) Investments, London, U.K., with a coupon of 7.45 percent maturing in May 2007, of which USD 173 million or €131 million was held by external investors

Nordic

E.ON Sverige Medium Term Note Program

A domestic MTN program was established by Sydkraft, now E.ON Sverige, in 1999 and was increased in 2003 to a maximum allowed outstanding amount of SEK 13 billion. The facility is renewed every year and allows for borrowings in various currencies with a maturity of up to 15 years with various interest rate structures. The outstanding amount as of December 31, 2006, was SEK 5,707 million or €631 million (2005: SEK 6,601 million or €703 million).

E.ON Sverige Commercial Paper Programs

Established in 1990, the domestic commercial paper program of Sydkraft, now E.ON Sverige, was increased in 1999 to a maximum allowed outstanding amount of SEK 3 billion and again in 2006 increased to a maximum outstanding amount of SEK 5 billion. Borrowings can be made for terms of up to 360 days. The outstanding amount as of December 31, 2006, was SEK 1,691 million or €187 million (2005: SEK 0 million or €0 million).

A Euro commercial paper program was established by Sydkraft, now E.ON Sverige, in 1990 with a maximum allowed outstanding amount of USD 200 million. Borrowings can be made in various currencies for terms of up to 360 days. The outstanding amount as of December 31, 2006, was €56 million (2005: €0 million).

Bank Loans, Credit Facilities

E.ON Sverige has obtained bilateral loans from credit institutions at variable money-market rates, with a floating rate spread of 21.5 and 42.5 basis points over the Stockholm Interbank Offered Rate (STIBOR), respectively, and maturities of up to ten years. As of December 31, 2006, the aggregate amount outstanding was SEK 489 million or €54 million (2005: SEK 1,349 million or €144 million). These loans have mainly been used to finance specific investments.

U.S. Midwest

Bonds and Medium Term Note Programs

E.ON U.S. Capital Corp. ("E.ON U.S. Capital"), Louisville, Kentucky, U.S., has an MTN program under which it was authorized to issue initially up to USD 1.05 billion in bonds. Amounts repaid may not be reborrowed. As of December 31, 2006, the amount outstanding under the program was USD 26 million or €20 million (2005: USD 300 million or €254 million), leaving USD 400 million available for future issuance. The average interest rate for issues under this program for 2006 was 7.00 percent, and maturities range from 2008 to 2011. In July 2006 E.ON U.S. Capital completed a tender offer and consent in which USD 274 million of the notes were repurchased. As part of this process, virtually all covenants of the MTN program were eliminated.

In addition, as of December 31, 2006, bonds in the amount of USD 574 million or €436 million (2005: USD 574 million or €486 million) were outstanding at LG&E and bonds in the amount of USD 359 million or €273 million (2005: USD 362 million or €307 million) were outstanding at Kentucky Utilities, with fixed interest rates as well as with variable interest rates. The one remaining fixed rate bond has an interest rate of 7.92 percent, while the average interest rate on the variable rate bonds was less than 3.50 percent in 2006. On the LG&E bonds, maturities range from 2013 to 2035, and on the Kentucky Utilities bonds, maturities range from 2007 to 2036. The LG&E and Kentucky Utilities bonds are collateralized by a lien on substantially all of the assets of the respective companies.

Bilateral Credit Lines, Bank Loans

LG&E has five revolving lines of credit with banks totaling USD 185 million or €140 million. These credit facilities expire in June 2007, and there was no outstanding balance under any of these facilities on December 31, 2006 (2005: €0 million).

As of December 31, 2006, E.ON's financial liabilities to banks and third parties had the following maturities:

Financial Liabilities to Banks and Third Parties by Maturity

€ in millions	Repayment in 2007	Repayment in 2008	Repayment in 2009	Repayment in 2010	Repayment in 2011	Repayment after 2011	Total
Bonds (including MTN programs)	540	184	4,512	307	2	3,458	9,003
Commercial paper	366	-	-	-	-	-	366
Bank loans/Liabilities due to banks	353	80	62	45	504	193	1,237
Bills payable	33	2	-	-	-	-	35
Other financial liabilities	177	100	22	12	10	430	751
Financial liabilities to banks and third parties	**1,469**	**366**	**4,596**	**364**	**516**	**4,081**	**11,392**
Used credit lines	125	-	-	-	-	1	126
Unused credit lines	5,964	1	1	153	4,848	2	10,969
Used and unused credit lines[1]	**6,089**	**1**	**1**	**153**	**4,848**	**3**	**11,095**

[1]Amount does not include the €37.1 billion syndicated term and guarantee facility agreement, which is described on page 164.

The following table shows the interest rates for the Company's financial liabilities to banks and third parties:

Financial Liabilities to Banks and Third Parties by Interest Rate

€ in millions	December 31, 2006 0-3%	3.1-7%	7.1-10%	more than 10%	Total
Bonds (including MTN programs)	-	8,869	134	-	9,003
Commercial paper	132	234	-	-	366
Bank loans/Liabilities due to banks	149	1,087	1	-	1,237
Bills payable	-	35	-	-	35
Other financial liabilities	138	584	14	15	751
Financial liabilities to banks and third parties	**419**	**10,809**	**149**	**15**	**11,392**

The following table provides details of the Company's *liabilities* due to banks as of the dates indicated:

Bank Loans

€ in millions	December 31, 2006	2005
Bank loans collateralized by mortgages on real estate	94	141
Other collateralized bank loans	37	51
Uncollateralized bank loans, drawings on credit lines, current loans	1,106	1,338
Total	**1,237**	**1,530**

In November 2005, E.ON Ruhrgas issued loan notes in connection with the acquisition of E.ON Ruhrgas UK North Sea for an amount of approximately GBP 402 million, equivalent to €595 million at that date, with a contractual term of eighteen months. A large portion of these loan notes was converted into USD loan notes in 2005. In November 2006, E.ON Ruhrgas made use of the possibility to redeem 90 percent of the issued loan notes after one year. As of December 31, 2006, the remaining amount outstanding was €54 million (GBP 3.7 million and USD 63.6 million; 2005: €545 million). The coupon is based on LIBOR.

Operating Liabilities

Capital expenditure grants of €267 million (2005: €270 million) are paid primarily by customers in the core energy business for capital expenditures made on their behalf, while E.ON retains the assets. The grants are non-refundable and are recognized in other operating income over the period of the depreciable lives of the related assets.

Construction grants of €3,471 million (2005: €3,674 million) are paid by customers of the core energy business for costs of connections according to the generally binding linkup terms. These grants are customary in the industry, generally non-refundable and recognized as revenue according to the useful lives of the related assets.

Other operating liabilities primarily include the negative fair values of derivative financial instruments of €5,938 million (2005: €5,761 million), E.ON Benelux's cross-border lease transactions for power plants amounting to €883 million (2005: €1,011 million) and accrued interest payable of €672 million (2005: €638 million).

(25) Contingencies and Commitments

E.ON is subject to contingencies and commitments involving a variety of matters, including different types of guarantees, litigation and claims (as discussed in Note 26), long-term contractual and legal obligations and other commitments.

Financial Guarantees

Financial guarantees include both direct and indirect obligations (indirect guarantees of indebtedness of others). These require the guarantor to make contingent payments based on the occurrence of certain events or changes in an underlying instrument that is related to an asset, a liability, or the equity of the guaranteed party.

The Company's financial guarantees include nuclear-energy related items. Obligations also include direct financial guarantees to creditors of related parties and third parties. Direct financial guarantees with specified terms extend as far as 2023. Maximum potential undiscounted future payments could total up to €370 million (2005: €427 million). €284 million of this amount involves guarantees issued on behalf of related parties (2005: €304 million). Alongside obligations in connection with cross-border lease transactions, indirect guarantees consist primarily of obligations to provide financial support mainly to related parties. Indirect guarantees have specified terms up to 2030. Maximum potential undiscounted future payments could total up to €582 million (2005: €431 million). €262 million of this amount involves guarantees issued on behalf of related parties (2005: €67 million). The Company has recorded provisions of €5 million (2005: €25 million) as of December 31, 2006, with respect to financial guarantees. In addition, E.ON has commitments under which it assumes joint and several liability arising from its stakes in the civil-law companies ("GbR"), non-corporate commercial partnerships and consortia in which it participates.

With the entry into force on April 27, 2002, of the Atomgesetz, as amended, and of the ordinance regulating the provision for coverage under the Atomgesetz ("Atomrechtliche Deckungsvorsorge-Verordnung" or "AtDeckV"), as amended, German nuclear power plant operators are required to provide nuclear accident liability coverage of up to €2.5 billion per incident.

The coverage requirement is satisfied in part by a standardized insurance facility in the amount of €255.6 million. The institution Nuklear Haftpflicht Gesellschaft bürgerlichen Rechts ("Nuklear Haftpflicht GbR") now only covers costs between €0.5 million and €15 million for claims related to officially ordered evacuation measures. Group companies have agreed to place their subsidiaries operating nuclear power plants in a position to maintain a level of liquidity that will enable them at all times to meet their obligations as members of the Nuklear Haftpflicht GbR, in proportion to their shareholdings in nuclear power plants.

To provide liability coverage for the additional €2,244.4 million per incident required by the above-mentioned amendments, E.ON Energie AG and the other parent companies of German nuclear power plant operators reached a Solidarity Agreement ("Solidarvereinbarung") on July 11, July 27, August 21, and August 28, 2001. If an accident occurs, the Solidarity Agreement calls for the nuclear power plant operator liable for the damages to receive—after the operator's own resources and those of its parent company are exhausted—financing sufficient for the operator to meet its financial obligations. Under the Solidarity Agreement, E.ON Energie's share of the liability coverage currently stands at 42.0 percent (2005: 43.0 percent), with an additional 5.0 percent charge for the administrative costs of processing damage claims.

In accordance with Swedish law, the Nordic market unit has issued guarantees to governmental authorities. The guarantees, which are also included in the aforementioned direct financial guarantees, were issued to cover possible additional costs related to the disposal of high-level radioactive waste and to nuclear power plant decommissioning. These costs could arise if actual costs exceed accumulated funds. In addition, Nordic is also responsible for any costs related to the disposal of low-level radioactive waste. In Sweden, owners of nuclear facilities are liable for damages resulting from accidents occurring in those nuclear facilities and for accidents involving any radioactive substances connected to the operation of those facilities. The liability per incident as of December 31, 2006, was limited to SEK 3,102 million or €343 million (2005: SEK 3,401 million, or €362 million), which amount must be insured according to the Law Concerning Nuclear Liability. The Nordic market unit has purchased the necessary insurance for its nuclear power plants. The Swedish government is currently in the process of reviewing the regulatory framework for nuclear obligations. The extent to which this review will result in changes to the Swedish regulations on the limitation of nuclear liability is still unclear at present.

Neither the U.K., nor the Pan-European Gas nor the U.S. Midwest market units operate nuclear power plants; they therefore do not have comparable contingent liabilities.

Indemnification Agreements

Contracts in connection with the disposal of shareholdings concluded throughout the Group include indemnification agreements and other guarantees with terms up to 2041 in accordance with contractual arrangements and local legal requirements, unless shorter terms were contractually agreed. The maximum undiscounted amounts potentially payable in respect of the circumstances expressly set forth in these agreements could total up to €6,865 million (2005: €6,623 million). The indemnities ("Freistellungen") typically relate to customary representations and warranties, environmental damages and taxes. In some cases the buyer is required to either share costs or cover a certain amount of costs before the Company is required to make any payments. Some obligations are to be covered first by insurance contracts or provisions of the disposed companies. The Company has recorded provisions of €270 million (2005: €296 million) as of December 31, 2006, with respect to all indemnities and other guarantees included in sales agreements. Guarantees issued by companies that were later sold by E.ON AG (or VEBA AG and VIAG AG before their merger) are included in the final sales contracts in the form of indemnities.

Other Guarantees

Other guarantees with an effective period through 2021 consist primarily of market value guarantees and warranties that could result in maximum potential undiscounted future payments of €104 million (2005: €130 million).

Long-Term Obligations

As of December 31, 2006, the principal long-term contractual obligations in place relate to the purchase of fossil fuels such as gas, lignite and hard coal.

Gas is usually procured on the basis of long-term purchase contracts with large international producers of natural gas. Such contracts are generally of a "take-or-pay" nature. The prices paid for natural gas are normally tied to the prices of competing energy sources, as dictated by market conditions. The conditions of these long-term contracts are reviewed at certain specific intervals (usually every 3 years) as part of contract negotiations and may thus change accordingly. In the absence of an agreement on a pricing review, a neutral board of arbitration makes a final binding decision. Financial obligations arising from these contracts are calculated based on the same principles that govern internal budgeting. Furthermore, the take-or-pay conditions in the individual contracts are also considered in the calculations.

The increase in contractual obligations in place for the purchase of gas is mainly due to the higher purchasing costs of gas in 2006, which led to an adjustment of planning assumptions, to the extension of existing contracts and the conclusion of new purchase contracts.

The contractual obligations in place for the purchase of electricity relate especially to purchases from jointly operated power plants. The purchase price of electricity from jointly operated power plants is determined by the supplier's production cost plus a profit margin that is generally calculated on the basis of an agreed return on capital.

Long-term contractual obligations have also been entered into by the Central Europe market unit for the procurement of services in the area of reprocessing and storage of spent fuel elements delivered through June 30, 2005.

Other purchase commitments/obligations include primarily obligations for investments not yet implemented in connection with new power plant construction projects as well as modernizations of existing power plant installations.

Other financial obligations amount to €3,631 million (2005: €4,299 million). They consist primarily of obligations arising from the acquisition of investments.

There is a put option agreement in place since October 2001 allowing a minority shareholder of E.ON Sverige to exercise its right to sell its remaining stake for approximately €2 billion. In 2003, the term of this option was extended to the end of 2007.

The Central Europe market unit has entered into put option agreements related to various acquisitions that allow other shareholders to exercise rights to sell their remaining stakes for an aggregate total of approximately €0.6 billion.

In addition, there is a conditional obligation to acquire up to 100 percent of the shares of Endesa. For further information, see Note 33.

Expected payments arising from long-term obligations totaled €245,331 million on December 31, 2006, and break down as follows:

Contractual Financial Obligations

€ in millions	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Long-term purchase commitments/obligations					
Fossil fuel purchase obligations					
Natural gas	221,358	21,309	37,383	38,883	123,783
Oil	75	10	27	25	13
Coal	3,280	1,203	1,378	687	12
Lignite and other fossil fuels	1,089	33	66	66	924
Subtotal, fossil fuels	**225,802**	**22,555**	**38,854**	**39,661**	**124,732**
Electricity purchase obligations	7,915	3,209	2,137	661	1,908
Other purchase obligations	2,462	485	439	254	1,284
Subtotal, long-term purchase commitments/obligations	**236,179**	**26,249**	**41,430**	**40,576**	**127,924**
Other purchase commitments/obligations					
Major repairs	82	64	18	-	-
Other (e.g., capital expenditure commitments)	5,182	2,160	2,127	638	257
Subtotal	**5,264**	**2,224**	**2,145**	**638**	**257**
Other financial obligations	**3,631**	**2,477**	**991**	**1**	**162**
Loan commitments	**257**	**249**	**1**	**4**	**3**
Total	**245,331**	**31,199**	**44,567**	**41,219**	**128,346**

Rental, Tenancy and Lease Agreements

Nominal values of other commitments arising from rental, tenancy and lease agreements are due as follows:

Rental, Tenancy and Lease Agreements	
€ in millions	
2007	205
2008	142
2009	89
2010	84
2011	63
Thereafter 2011	237
Total	**820**

Expenses arising from such contracts reflected in the Consolidated Statements of Income amounted to €223 million in 2006 (2005: €102 million).

(26) Litigation and Claims

A number of different court actions (including product liability lawsuits), governmental investigations and proceedings, and other claims are currently pending or may be instituted or asserted in the future against companies of the E.ON Group. This in particular includes legal actions and proceedings concerning alleged price-fixing agreements and anti-competitive practices. In addition, there are lawsuits pending against E.ON AG and U.S. subsidiaries in connection with the disposal of VEBA Electronics in 2000. E.ON Ruhrgas is a party to a number of different arbitration proceedings in connection with the acquisition of Europgas a.s. and in connection with gas delivery contracts entered into with Norsk Hydro Produksjon AS and Gas Terra B.V. Lastly, E.ON AG and one E.ON subsidiary are parties to or participants in various court and regulatory proceedings in Spain and in the United States, among other venues, in connection with the offer for Endesa S.A. Since litigation or claims are subject to numerous uncertainties, their outcome cannot be ascertained; however, in the opinion of management, any potential obligations arising from these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

The U.S. Securities and Exchange Commission ("SEC") has requested that E.ON provide it with information for an investigation focusing in particular on the preparation of its financial statements for the fiscal years 2000 through 2003, including the accounting treatment and depreciation of its power plant assets, its accounting for and consolidation of former subsidiaries (Degussa and Viterra) and their shareholdings, the nature of the services performed by the independent public accountants appointed by E.ON, disclosures with regard to the Company's long-term fuel procurement contracts, and its 2002 Annual Report on Form 20-F, in particular the process of its preparation and its conformity with U.S. GAAP. E.ON is in close contact with the SEC and will cooperate fully. A similar request that also covers additional items, including aspects of E.ON's 2003 Annual Report on Form 20-F, has been made to the independent public accountants appointed by E.ON.

(27) Supplemental Disclosure of Cash Flow Information

The following table indicates supplemental disclosures of cash flow information:

Supplemental Disclosure of Cash Flow Information		
€ in millions	2006	2005
Cash paid during the year for		
Interest, net of amounts capitalized	1,029	965
Income taxes, net of refunds	837	1,052
Non-cash investing and financing activities		
Exchanges and contributions of assets as part of acquisitions	138	171
Funding of external fund assets for pension obligations through transfer of fixed-term deposits and securities	5,126	-
Loan notes issued in lieu of cash purchase price payments for E.ON Ruhrgas U.K. North Sea	-	595
Increase of stakes in subsidiaries in exchange for distribution of E.ON AG shares to minority shareholders	-	35

The deconsolidation of shareholdings and activities resulting from divestments led to reductions of €1,523 million (2005: €7,160 million) related to assets and €589 million (2005: €4,510 million) related to provisions and liabilities. Cash and cash equivalents divested herewith amounted to €550 million (2005: €45 million).

Purchase prices for acquisitions of subsidiaries totaled €550 million (2005: €1,336 million, including €595 million in non-cash purchase price components for E.ON Ruhrgas UK North Sea Ltd.). Cash and cash equivalents acquired in connection with the acquisitions amounted to €57 million (2005: €275 million). These purchases resulted in assets amounting to €1,929 million (2005: €3,892 million) and in provisions and liabilities totaling €1,350 million (2005: €1,922 million).

Cash provided by operating activities was higher in 2006 than in the preceding year. The increase was generated primarily by the Central Europe and U.K. market units, where improved operations and one-time effects such as the full consolidation of VKE made positive contributions in 2006, while the negative influences of the prior year, e.g. the effect of pension fund contributions, did not recur. An additional positive contribution came from the reduction of receivables at the U.S. Midwest market unit. Negative effects in 2006 were generated at the Pan-European Gas market unit as a result of the full consolidation of E.ON Földgáz Trade, payments for gas storage capacity at E.ON Ruhrgas AG and payment extensions.

Cash flows from investing activities was negative in 2006. With declining proceeds from sales of shareholdings, cash used for investment activities rose significantly over the previous year. Moreover, more funds were used for fixed-term deposits and securities purchases than in 2005. Some of these financial investments were transferred during the course of the year to external fund assets for pension obligations.

The additional reduction of financial debts and the distribution of the special dividend for the 2005 fiscal year are reflected in the negative cash flow from financing activities.

(28) Derivative Financial Instruments and Hedging Transactions

Strategy and Objectives

During the normal course of business, the Company is exposed to foreign currency risk, interest rate risk, and commodity price risk. These risks create volatility in earnings, equity, and cash flows from period to period. The Company makes use of derivative financial instruments in various strategies to eliminate or limit these risks.

The Company's policy generally permits the use of derivatives if they are associated with underlying assets or liabilities, forecasted transactions, or legally binding rights or obligations. Some of the companies in the market units also conduct proprietary trading in commodities within the risk management guidelines described below.

E.ON AG has enacted general risk management guidelines for the use of derivative interest and foreign currency instruments as well as for commodity risk management that constitute a comprehensive framework for the entire Group. The market units have also adopted specific risk management guidelines to eliminate or limit risks arising from their respective activities. The market units' guidelines operate within the general risk management guidelines of E.ON AG. As part of the Company's framework for interest rate, foreign currency and commodity risk management, an enterprise-wide reporting system is used to monitor each reporting unit's exposures to these risks and their long-term and short-term financing needs. The creditworthiness of counterparties is monitored on a regular basis.

Commodity derivatives are used for price risk management, system optimization, load balancing and margin improvement. Any use of derivatives is only allowed within limits that are established and monitored by a board independent from the trading operations. Proprietary trading activities are subject to particularly strict limits. The risk ratios and limits used mainly include Profit at Risk and Value at Risk figures, as well as volume, credit and book limits. Additional key elements of risk management are the clear division of duties between scheduling, trading, settlement and control, as well as a risk reporting independent from the trading operations.

Interest, currency and equity-related derivatives are only used for hedging purposes.

Hedge Accounting in accordance with SFAS 133 is used primarily for interest rate derivatives regarding hedges of long-term debts, for foreign currency derivatives regarding hedges of net investments in foreign operations and long-term receivables and debts denominated in foreign currencies. For commodities, potentially volatile future cash flows resulting primarily from planned purchases and sales of electricity and from gas supply requirements are hedged. Forward transactions are used to hedge price risks on equities.

Fair Value Hedges

Fair value hedges are used to protect against the risk from changes in market values. The Company uses fair value hedge accounting specifically in the exchange of fixed-rate commitments in long-term receivables and liabilities denominated in foreign currencies and Euro for variable rates. The hedging instruments used for such exchanges are interest rate and cross-currency interest rate swaps. Gains and losses on these hedges are generally reported in that line item of the income statement which also includes the respective hedged transactions. The loss from the ineffective portion of all fair value hedges as of December 31, 2006, was €1 million (2005: €1 million gain) and is included in other operating income. Interest rate fair value hedges are reported under "Interest and similar expenses (net)."

Cash Flow Hedges

Cash flow hedges are used to protect against the risk arising from variable cash flows. Interest rate and cross-currency interest rate swaps are the principal instruments used to limit interest rate and currency risks. The purpose of these swaps is to maintain the level of payments arising from long-term interest-bearing receivables and liabilities denominated in foreign currencies and euro by using cash flow hedge accounting in the functional currency of the respective E.ON company.

To reduce cash flow fluctuations arising from electricity and gas transactions effected at variable spot prices, futures and forward contracts are concluded and also accounted for using cash flow hedge accounting.

As of December 31, 2006, the hedged transactions in place included foreign currency cash flow hedges with maturities of up to eleven years (2005: up to twelve years) and up to 26 years (2005: up to 27 years) for interest rate cash flow hedges. Share price risk is hedged up to one year. Planned commodity cash flow hedges have maturities of up to four years (2005: up to three years).

The amount of ineffectiveness for cash flow hedges recorded for the year ended December 31, 2006, was a loss of €3 million (2005: €1 million gain). For the year ended December 31, 2006, reclassifications from accumulated other comprehensive income for cash flow hedges resulted in a gain of €26 million (2005: €208 million loss). The Company estimates that reclassifications from accumulated other comprehensive income for cash flow hedges in the next twelve months will result in a gain of €227 million. Gains and losses from reclassification are generally reported in that line item of the income statement which also includes the respective hedged transaction. Gains and losses from the ineffective portion of cash flow hedges are classified as other operating income or other operating expenses. Interest rate cash flow hedges are reported under "Interest and similar expenses (net)."

Net Investment Hedges

The Company uses foreign currency loans, foreign currency forwards, FX swaps and cross-currency swaps to protect the value of its net investments in its foreign operations denominated in foreign currencies. For the year ended December 31, 2006, the Company recorded an amount of €989 million (2005: €825 million) in accumulated other comprehensive income within stockholders' equity due to changes in fair value of derivative and foreign currency transaction results of non-derivative hedging instruments.

Valuation of Derivative Instruments

The fair value of derivative instruments is sensitive to movements in underlying market rates and other relevant variables. The Company assesses and monitors the fair value of derivative instruments on a periodic basis. Fair values for each derivative financial instrument are determined as being equal to the price at which one party would assume the rights and duties of another party, and calculated using common market valuation methods with reference to available market data as of the balance sheet date.

The following is a summary of the methods and assumptions for the valuation of utilized derivative financial instruments in the Consolidated Financial Statements.

- Currency, electricity, gas, oil and coal forward contracts, swaps, and emissions-related derivatives are valued separately at their forward rates and prices as of the balance sheet date. Forward rates and prices are based on spot rates and prices, with forward premiums and discounts taken into consideration.
- Market prices for currency, electricity and gas options are valued using standard option pricing models commonly used in the market. The fair values of caps, floors and collars are determined on the basis of quoted market prices or on calculations based on option pricing models.
- The fair values of existing instruments to hedge interest rate risk are determined by discounting future cash flows using market interest rates over the remaining term of the instrument. Discounted cash values are determined for interest rate, cross-currency and cross-currency interest rate swaps for each individual transaction as of the balance sheet date. Interest exchange amounts are considered with an effect on current results at the date of payment or accrual.
- Equity forwards are valued on the basis of the stock prices of the underlying equities, taking into consideration any financing components.

- Exchange-traded energy futures and option contracts are valued individually at daily settlement prices determined on the futures markets that are published by their respective clearing houses. Paid initial margins are disclosed under other assets. Variation margins received or paid during the term of such contracts are stated under other liabilities or other assets, respectively.
- Certain long-term energy contracts are valued by the use of valuation models that use internal data.

Losses of €49 million (2005: €39 million) and gains of €96 million (2005: €0 million) from the initial measurement of derivative financial instruments at the inception of the contract were deferred and will be recognized in income during subsequent periods as the contracts are fulfilled.

The following two tables include both, derivatives that qualify for SFAS 133 hedge accounting treatment and those that do not qualify.

Total Volume of Foreign Currency, Interest Rate and Equity-Based Derivatives

€ in millions	Total volume of derivative financial instruments			
	December 31, 2006		December 31, 2005	
Remaining maturities	Nominal value	Fair value	Nominal value	Fair value
FX forward transactions				
Buy	4,532.7	-27.1	4,091.3	79.2
Sell	6,982.4	19.4	8,331.2	-81.7
FX currency options				
Buy	7.4	0.1	227.7	32.8
Sell	-	-	139.6	-39.0
Subtotal	**11,522.5**	**-7.6**	**12,789.8**	**-8.7**
Cross-currency swaps				
up to 1 year	1,457.8	9.7	1,734.7	34.7
1 year to 5 years	10,812.9	-22.8	8,163.2	57.8
more than 5 years	6,228.6	20.5	6,358.4	66.6
Cross-currency interest rate swaps				
up to 1 year	-	-	125.0	13.1
1 year to 5 years	321.9	-17.0	316.4	5.0
more than 5 years	-	-	-	-
Subtotal	**18,821.2**	**-9.6**	**16,697.7**	**177.2**
Interest rate swaps				
Fixed-rate payer				
up to 1 year	150.9	0.8	612.2	-11.8
1 year to 5 years	1,221.8	-3.1	1,294.9	-44.1
more than 5 years	919.8	-14.1	1,033.5	-18.0
Fixed-rate receiver				
up to 1 year	55.1	-	-	-
1 year to 5 years	5,263.9	-75.5	5,364.4	64.3
more than 5 years	759.3	-14.3	1,196.4	-20.7
Subtotal	**8,370.8**	**-106.2**	**9,501.4**	**-30.3**
Other derivatives	636.7	31.0	-	-
Subtotal	**636.7**	**31.0**	**0.0**	**0.0**
Total	**39,351.2**	**-92.4**	**38,988.9**	**138.2**

Total Volume of Electricity, Gas, Coal, Oil and Emissions-Related Financial Derivatives

€ in millions Remaining maturities	December 31, 2006 Nominal value	Fair value	thereof trading December 31, 2006 Nominal value	Fair value	December 31, 2005 Nominal value	Fair value
Electricity forwards						
up to 1 year	15,336.4	-401.5	12,961.9	0.1	15,379.4	24.0
1 year to 3 years	6,334.4	-401.9	4,743.5	-34.5	4,722.5	-116.1
4 years to 5 years	675.6	-36.0	85.1	0.3	54.4	-5.0
more than 5 years	6,703.3	-14.6	-	-	9.6	0.8
Subtotal	**29,049.7**	**-854.0**	**17,790.5**	**-34.1**	**20,165.9**	**-96.3**
Exchange-traded electricity forwards						
up to 1 year	4,965.9	-244.5	3,464.2	-102.4	3,316.7	-103.6
1 year to 3 years	3,028.9	-28.4	1,725.0	16.1	1,621.4	-18.1
4 years to 5 years	94.7	-2.1	51.7	-0.9	17.6	-1.4
more than 5 years	-	-	-	-	1.9	0.1
Subtotal	**8,089.5**	**-275.0**	**5,240.9**	**-87.2**	**4,957.6**	**-123.0**
Electricity swaps						
up to 1 year	15.1	0.5	-	-	88.3	-21.6
1 year to 3 years	-	-	-	-	-	-
4 years to 5 years	-	-	-	-	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**15.1**	**0.5**	**0.0**	**0.0**	**88.3**	**-21.6**
Exchange-traded electricity options						
up to 1 year	0.2	-0.3	0.2	-0.3	12.1	-0.7
1 year to 3 years	0.1	0.5	0.1	0.5	71.7	-0.2
4 years to 5 years	-	-	-	-	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**0.3**	**0.2**	**0.3**	**0.2**	**83.8**	**-0.9**
Coal forwards and swaps						
up to 1 year	938.5	22.4	474.4	1.5	839.4	-46.0
1 year to 3 years	316.6	6.5	141.8	-0.6	439.9	-3.0
4 years to 5 years	33.8	0.8	15.6	-0.2	31.9	-1.4
more than 5 years	31.3	-0.5	31.3	-0.5	-	-
Subtotal	**1,320.2**	**29.2**	**663.1**	**0.2**	**1,311.2**	**-50.4**
Exchange-traded coal forwards						
up to 1 year	26.7	-1.5	-	-	-	-
1 year to 3 years	32.2	0.4	-	-	-	-
4 years to 5 years	-	-	-	-	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**58.9**	**-1.1**	**0.0**	**0.0**	**0.0**	**0.0**
Oil derivatives						
up to 1 year	1,036.7	-24.4	277.2	0.1	845.0	106.1
1 year to 3 years	176.7	-6.2	53.3	0.2	341.7	59.1
4 years to 5 years	-	-	-	-	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**1,213.4**	**-30.6**	**330.5**	**0.3**	**1,186.7**	**165.2**
Carryover	**39,747.1**	**-1,130.8**	**24,025.3**	**-120.6**	**27,793.5**	**-127.0**

Total Volume of Electricity, Gas, Coal, Oil and Emissions-Related Financial Derivatives

€ in millions Remaining maturities	December 31, 2006 Nominal value	Fair value	thereof trading December 31, 2006 Nominal value	Fair value	December 31, 2005 Nominal value	Fair value
Carryover	**39,747.1**	**-1,130.8**	**24,025.3**	**-120.6**	**27,793.5**	**-127.0**
Gas forwards						
up to 1 year	8,571.6	-474.2	2,953.8	23.5	4,628.7	380.8
1 year to 3 years	5,861.0	85.6	1,215.9	20.3	4,226.9	541.4
4 years to 5 years	887.9	91.6	37.3	-0.2	763.7	27.4
more than 5 years	476.2	40.0	-	-	92.6	-17.7
Subtotal	**15,796.7**	**-257.0**	**4,207.0**	**43.6**	**9,711.9**	**931.9**
Gas swaps						
up to 1 year	142.7	-16.8	-	-	1,987.3	277.4
1 year to 3 years	9.5	-0.6	-	-	1,645.0	306.8
4 years to 5 years	1.2	-	-	-	737.0	86.9
more than 5 years	-	-	-	-	1,892.3	7.9
Subtotal	**153.4**	**-17.4**	**0.0**	**0.0**	**6,261.6**	**679.0**
Gas options						
up to 1 year	5.3	2.8	-	-	43.3	-16.7
1 year to 3 years	-	-	-	-	-	-
4 years to 5 years	-	-	-	-	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**5.3**	**2.8**	**0.0**	**0.0**	**43.3**	**-16.7**
Emissions-related derivatives						
up to 1 year	284.8	2.3	264.2	6.5	98.4	4.9
1 year to 3 years	176.2	0.5	172.0	0.3	24.3	1.6
4 years to 5 years	-	-	-	-	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**461.0**	**2.8**	**436.2**	**6.8**	**122.7**	**6.5**
Exchange-traded emissions-related derivatives						
up to 1 year	20.0	4.1	13.7	0.3	11.4	0.3
1 year to 3 years	13.9	-0.3	12.6	-0.3	5.6	0.3
4 years to 5 years	-	-	-	-	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**33.9**	**3.8**	**26.3**	**0.0**	**17.0**	**0.6**
Total	**56,197.4**	**-1,395.8**	**28,694.8**	**-70.2**	**43,950.0**	**1,474.3**

Counterparty Risk from the Use of Derivative Financial Instruments

The Company is exposed to credit (or repayment) risk and market risk through the use of derivative financial instruments. If the counterparty fails to fulfill its performance obligations under a derivative contract, the Company's counterparty risk will equal the positive market value of the derivative. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, assumes no repayment risk.

In order to minimize the credit risk in derivative financial instruments, the Company enters into transactions only with counterparties such as financial institutions, commodities exchanges, energy distributors and broker-dealers that satisfy the Company's internally-established minimum requirements for the creditworthiness of counterparties.

The credit-risk management policy that has been established throughout the Group entails the systematic monitoring of the creditworthiness of counterparties and a regular assessment of credit risk. The credit ratings of all counterparties to derivative financial instruments are reviewed using the Company's established credit approval criteria. The subsidiaries involved in electricity, gas, coal, oil and emissions-related derivatives also perform thorough credit checks on their counterparties and monitor creditworthiness on a regular basis. The Company receives and pledges collateral in connection with long-term interest and currency hedging derivatives in the banking sector. Furthermore, collateral is required when entering into transactions in commodity derivatives with counterparties of a low degree of creditworthiness. Derivative transactions are generally executed on the basis of standard agreements that allow for the netting of all outstanding transactions with individual counterparties. For currency and interest rate derivatives in the banking sector, this netting option is reflected in the accounting treatment. Exchange-traded electricity forward and option contracts and emission rights having an aggregate nominal value of €8,198 million as of December 31, 2006, bear no counterparty risk.

The continuing netting of outstanding transactions with positive and negative market values is not shown in the table below, even though the greater part of the transactions was completed on the basis of contracts that do allow netting. The counterparty risk is the sum of the positive fair values.

In summary, as of December 31, 2006, the Company's derivative financial instruments had the following credit structure and lifetime:

Rating of Counterparties

Standard & Poor's and/ or Moody's	December 31, 2006							
	Total		Up to 1 year		1 to 5 years		More than 5 years	
€ in millions	Nominal value	Counter-party risk	Nominal value	Counter-party risk	Nominal value	Counter-party risk	Nominal value	Counter-party risk
AAA and Aaa through AA- and Aa3	34,301.2	1,910.2	13,508.4	918.1	14,971.5	608.8	5,821.3	383.3
AA- and A1 or A+ and Aa3 through A- and A3	22,051.6	1,359.9	9,062.5	873.9	11,085.7	436.0	1,903.4	50.0
A- and Baa1 or BBB+ and A3 through BBB- or Baa3	3,511.6	279.8	2,181.4	218.1	1,084.5	61.7	245.7	-
BBB- and Ba1 or BB+ and Baa3 through BB- and Ba3	2,005.1	148.9	1,179.2	106.3	817.6	42.6	8.3	-
Other[1]	25,481.4	395.9	11,124.3	200.3	6,332.5	93.2	8,024.6	102.4
Total	**87,350.9**	**4,094.7**	**37,055.8**	**2,316.7**	**34,291.8**	**1,242.3**	**16,003.3**	**535.7**

[1]This position consists primarily of parties to contracts with respect to which E.ON has received collateral from counterparties with ratings of the above categories or with an equivalent internal rating.

(29) Non-Derivative Financial Instruments

The Company estimates the fair value of its non-derivative financial instruments using available market information and appropriate valuation methodologies. Fair values have been calculated for these financial instruments using valuation methodologies customary in the market and are based on market information that was available on the balance sheet date. Accordingly, the fair values shown are not necessarily indicative of the amounts E.ON could realize on its non-derivative financial instruments under current market conditions.

The estimated book values and fair values of non-derivative financial instruments as of December 31, 2006 and 2005, are summarized in the following table:

Non-Derivative Financial Instruments

	December 31, 2006		December 31, 2005	
€ in millions	Book value	Fair value	Book value	Fair value
Assets				
At-cost investments	1,450	1,848	1,503	1,880
Marketable investments	11,941	11,941	8,243	8,243
Securities	11,383	11,383	10,420	10,420
Financial receivables and other financial assets	2,811	2,676	3,119	3,131
Cash and deposits at banking institiutions	1,748	1,748	5,859	5,859
Total	**29,333**	**29,596**	**29,144**	**29,533**
Liabilities				
Financial liabilities	13,399	13,099	14,362	15,421

The Company used the following methods and assumptions to estimate the fair value of each class of financial instruments whose value it is practicable to estimate:

The carrying amounts of cash and cash equivalents are reasonable estimates of their fair values. The Company calculates the fair value of loans and other financial instruments by discounting the future cash flows by the current interest rate for comparable instruments. The fair values of funds and of marketable securities and investments are based on their quoted market prices or on other appropriate valuation techniques.

Fair values for financial liabilities are estimated by discounting expected cash flows for payments on principal and interest payments, using market interest rates currently available for debt with similar terms and remaining maturities. The carrying amount of commercial paper and borrowings under revolving short-term credit facilities is assumed as the fair value due to the short maturities of these instruments.

The Company believes that the overall credit risk related to its non-derivative financial instruments is insignificant. The counterparties with whom agreements on non-derivative financial instruments are entered into are also subjected to regular credit checks as part of the Group's credit risk management policy. There is also regular reporting on counterparty risks in the E.ON Group.

(30) Transactions with Related Parties

E.ON exchanges goods and services with a large number of companies as part of its continuing operations. Some of these companies are related companies accounted for under the equity method or reported at cost. Transactions with related parties are summarized as follows:

Related-Party Transactions

€ in millions	2006	2005
Income	7,467	5,408
Expenses	3,804	2,913
Receivables	1,892	2,263
Liabilities	2,440	2,161

Income from transactions with related companies is generated mainly through the delivery of gas and electricity to distributors and municipal entities, especially municipal utilities. The relationships with these entities do not generally differ from those that exist with municipal entities in which E.ON does not have an interest.

Expenses from transactions with related companies are generated mainly through the procurement of gas, coal and electricity.

Accounts receivable from related companies consist mainly of trade receivables and of a subordinated loan to ONE GmbH ("ONE"), Vienna, Austria, in the amount of €122 million (2005: €162 million). Interest income recognized on this loan amounted to €5 million in 2006 (2005: €11 million). In 2006, ONE repaid €45 million in shareholder loans to E.ON.

Liabilities of E.ON payable to related companies include €286 million (2005: €241 million) in trade payables to operators of jointly-owned nuclear power plants. These payables bear interest at 1.0 percent per annum (2005: 1.0 percent) and have no fixed maturity. E.ON procures electricity from these power plants both under a cost-transfer agreement and under a cost-plus-fee agreement. The settlement of such liabilities occurs mainly through clearing accounts. In addition, E.ON reported financial liabilities in 2006 of €1,255 million (2005: €1,253 million) resulting from fixed-term deposits undertaken by the jointly-owned nuclear power plants at E.ON.

The transfer of E.ON's minority stake in Degussa into RAG Projektgesellschaft mbH and the subsequent forward sale of that company to RAG produced a gain of €376 million. For additional information, see Note 4.

(31) Segment Information

The reportable segments of the E.ON Group are presented in line with the Company's internal organizational and reporting structure. E.ON's business is subdivided into energy business and other activities. The core energy business includes the market units Central Europe, Pan-European Gas, U.K., Nordic and U.S. Midwest, as well as the Corporate Center. The 42.9 percent interest in Degussa accounted for at equity was reported under other activities until its disposal in July 2006 (see also Note 4).

- The Central Europe market unit, led by E.ON Energie AG, Munich, Germany, focuses on E.ON's integrated electricity business and the downstream gas business in central Europe.
- Pan-European Gas is responsible for the upstream and midstream gas business. Additionally, this market unit holds a number of minority shareholdings in the downstream gas business. The lead company of this market unit is E.ON Ruhrgas AG, Essen, Germany.
- The U.K. market unit encompasses the integrated energy business in the United Kingdom. This market unit is led by E.ON UK plc, Coventry, U.K.
- The Nordic market unit, which is led by E.ON Nordic AB, Malmö, Sweden, focuses on the integrated energy business in Northern Europe. It operates through the integrated energy company E.ON Sverige AB, Malmö, Sweden, primarily in Sweden.
- The U.S. Midwest market unit, led by E.ON U.S. LLC, Louisville, Kentucky, U.S., is primarily active in the regulated energy market in the U.S. state of Kentucky.
- The Corporate Center contains those interests managed directly by E.ON AG that have not been allocated to any of the other segments, E.ON AG itself, and consolidation effects at the Group level.

In accordance with U.S. GAAP requirements, E.ON reports segments or material business units to be disposed of as discontinued operations.

In 2006, this primarily includes E.ON Finland, which was sold in June, and WKE, which has not yet been sold. The corresponding figures as of December 31, 2006, as well as those for the preceding period, have been adjusted for all components of the discontinued operations. The table below provides a reconciliation of the income statement figures published for the 2005 reporting period to the current 2005 values, as adjusted for the discontinued operation components (see also the explanations on page 119). The balance sheet disclosures for the preceding year were not adjusted, as SFAS 144 does not require such an adjustment.

Adjustments for Discontinued Operations (2005 reporting period)

€ in millions	Published for the 2005 reporting period	Adjustments	Adjusted figures for the 2005 reporting period
Central Europe	3,930		3,930
Pan-European Gas	1,536		1,536
U.K.	963		963
Nordic	806	-40	766
U.S. Midwest	365		365
Corporate Center	-399		-399
Total	**7,201**	**-40**	**7,161**
Other activities	**132**		**132**
Adjusted EBIT	**7,333**	**-40**	**7,293**
Adjusted interest income (net)	-1,027		-1,027
Non-operating income	902	-16	886
Income/Loss from continuing operations before income taxes and minority interests	**7,208**	**-56**	**7,152**
Net income	**7,407**		**7,407**

Adjusted EBIT is used as the key figure at E.ON for purposes of internal management control and as an indicator of a business's long-term earnings power. Adjusted EBIT is derived from income/loss before interest and taxes and adjusted to exclude certain special items. The adjustments include book gains and losses on disposals, restructuring expenses, and other non-operating income and expenses. Due to the adjustments accounted for under non-operating earnings, the key figures by segment may differ from the corresponding U.S. GAAP figures reported in the Consolidated Financial Statements.

Below is the reconciliation of adjusted EBIT to income/loss from continuing operations before income taxes and minority interests as shown in the Consolidated Financial Statements:

Net Income

€ in millions	2006	2005
Adjusted EBIT	**8,150**	**7,293**
Adjusted interest income (net)	-1,081	-1,027
Net book gains	1,205	491
Cost-management and restructuring expenses	-	-29
Other non-operating earnings	-3,141	424
Income/Loss from continuing operations before income taxes and minority interests	**5,133**	**7,152**
Income taxes	323	-2,261
Minority interests	-526	-536
Income/Loss from continuing operations	**4,930**	**4,355**
Income/Loss from discontinued operations, net	127	3,059
Cumulative effect of changes in accounting principles, net	-	-7
Net income	**5,057**	**7,407**

Net book gains in 2006 were generated primarily from the sale of institutional securities funds (€619 million) and in connection with the sale of the remaining interest in Degussa (€376 million). In 2005, net book gains resulted primarily from the sale of securities (€371 million) and from the merger of Gasversorgung Thüringen and TEAG (€90 million).

There were no cost management and restructuring expenses in 2006. In 2005, cost management and restructuring expenses totaled €29 million. These arose primarily in the U.K. market unit as a result of the integration of Midlands Electricity into the market unit.

Other non-operating earnings consist primarily of expenses from the fulfillment of derivative gas supply contracts and from the marking to market of energy derivatives, primarily at the U.K. market unit. These derivatives are used to hedge against fluctuations in prices. As of the end of 2006, this marking to market resulted in a loss of approximately €2.7 billion. The regulation of network charges enforced by the German Federal Network Agency ("Bundesnetzagentur") necessitated the performance of impairment tests at the Central Europe and Pan-European Gas market units for the network infrastructure and certain shareholdings. The tests resulted in impairment charges totaling €374 million in the area of gas distribution networks and in minority shareholdings with activities in the area of networks. No impairments were necessary for the electricity grids. Additional impairments were recorded in the area of generation, specifically cogeneration facilities at the U.K. market unit (€35 million), as well as for intangible assets and property, plant and equipment at the Pan-European Gas, U.K. and Nordic market units (€139 million in total).

In 2005, the marking to market of derivatives resulted in a gain of approximately €1.2 billion. This gain was almost completely offset by the costs associated with the severe storm in Sweden at the beginning of 2005, and by an impairment charge recorded by Degussa at its Fine Chemicals division.

Segment Information by Division

€ in millions	Central Europe 2006	Central Europe 2005	Pan-European Gas 2006	Pan-European Gas 2005	U.K. 2006	U.K. 2005	Nordic 2006	Nordic 2005[1]
External sales	27,694	24,047	22,594	16,835	12,406	10,102	3,118	3,111
Intersegment sales	686	248	2,393	1,079	163	74	86	102
Total sales	**28,380**	**24,295**	**24,987**	**17,914**	**12,569**	**10,176**	**3,204**	**3,213**
Depreciation and amortization	-1,297	-1,298	-491	-387	-561	-586	-373	-341
Impairments[3]	-19	-56	-242	-16	-	-1	-	-8
Adjusted EBIT	**4,168**	**3,930**	**2,106**	**1,536**	**1,229**	**963**	**619**	**766**
thereof: earnings from companies accounted for at equity[4]	335	189	557	509	6	17	1	9
Investments[5]	**2,416**	**1,981**	**880**	**523**	**863**	**926**	**631**	**394**
Intangible assets and property, plant and equipment	1,883	1,519	374	263	860	565	581	373
Share investments	533	462	506	260	3	361	50	21
Total assets	**60,202**	**60,531**	**36,538**	**30,746**	**19,571**	**19,177**	**12,386**	**11,193**

[1]Adjusted for discontinued operations except for total assets.
[2]Included among the other activities was the 42.9 percent interest in Degussa accounted for at equity until its disposal in July 2006.
[3]In 2006 and 2005, the impairment charges recognized in adjusted EBIT differed from the impairment charges recorded in accordance with U.S. GAAP. In 2006, non-operating earnings can be traced to regulatory impairments on property, plant and equipment and on shareholdings at the Central Europe and Pan-European Gas market units. In addition, impairments have again been recorded in the area of generation, specifically cogeneration facilities at the U.K. market unit. Additional impairments concern intangible assets and property, plant and equipment at the Pan-European Gas, U.K. and Nordic market units. In 2005, the difference was the result of impairments recorded in the area of generation, specifically cogeneration facilities at the U.K. market unit.

Interest Income

€ in millions	2006	2005
Net interest expense	**-194**	**-256**
(+) Income from loans	31	31
(-) Accretion expense related to the adoption of SFAS 143	524	511
Interest and similar expenses (net) as shown in Note 7	**-687**	**-736**
(+) Non-operating interest income (net)[1]	-5	-39
(-) Interest portion of long-term provisions	389	252
Adjusted interest income (net)	**-1,081**	**-1,027**

[1]This figure is calculated by adding interest expenses and subtracting interest income. In 2005, non-operating interest income primarily related to an eliminated provision for interest that had been recognized in previous years.

An additional adjustment in the internal profit analysis relates to interest income, which is adjusted on an economic basis. In particular, the interest component of expenses resulting from increases in provisions to pensions is reclassified from personnel costs to interest income. The interest components of allocations to other long-term provisions are treated in the same way to the extent that, in accordance with U.S. GAAP, these provisions are reported on different lines in the income statement.

Net interest income experienced a decline of €54 million from 2005. The primary factor behind this decline was the increased interest expense resulting from provisions related to nuclear power. This was partially offset by reduced interest expense from provisions for pensions at the Central Europe and Pan-European Gas market units and at the Corporate Center.

Transactions within the E.ON Group are generally effected at market prices.

	U.S. Midwest		Corporate Center		Core energy business		Other activities[2]		E.ON Group	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	1,947	2,045	-	1	67,759	56,141	-	-	67,759	56,141
	-	-	-3,328	-1,503	-	-	-	-	-	-
	1,947	**2,045**	**-3,328**	**-1,502**	**67,759**	**56,141**	-	-	**67,759**	**56,141**
	-193	-195	-15	-13	-2,930	-2,820	-	-	-2,930	-2,820
	-6	-	-6	-	-273	-81	-	-	-273	-81
	391	**365**	**-416**	**-399**	**8,097**	**7,161**	**53**	**132**	**8,150**	**7,293**
	21	17	-16	9	904	750	53	132	957	882
	398	**227**	**-27**	**-110**	**5,161**	**3,941**	-	-	**5,161**	**3,941**
	398	227	-13	9	4,083	2,956	-	-	4,083	2,956
	-	-	-14	-119	1,078	985	-	-	1,078	985
	8,591	**9,296**	**-10,056**	**-4,381**	**127,232**	**126,562**	-	-	**127,232**	**126,562**

[4]In 2006 and 2005, the earnings contributing to adjusted EBIT from companies accounted for under the equity method differed from the at-equity results recorded in accordance with U.S. GAAP. In 2006, this was the result of impairment charges included in non-operating earnings. The impairments related to property, plant and equipment and to shareholdings at the Central Europe and Pan-European Gas market units. In 2005, the impairments related to the Fine Chemicals division of Degussa and to deferred tax assets of an at-equity company in the Corporate Center.
[5]Excluding other financial assets.

Geographic Segmentation

The following table details external sales (by location of customers and by location of company making the sale) and property, plant and equipment information by geographic area:

Geographic Segment Information

€ in millions	Germany		Europe (Eurozone excluding Germany)		Europe (other)		United States		Other		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
External sales												
by location of customer	38,043	33,557	3,796	2,772	23,389	17,743	1,901	1,990	630	79	67,759	56,141
by location of company	42,129	36,635	2,053	1,218	21,630	16,243	1,897	1,980	50	65	67,759	56,141
Property, plant and equipment	18,674	19,010	1,104	1,339	18,965	16,819	3,896	4,072	73	83	42,712	41,323

Information on Major Customers and Suppliers

E.ON's customer structure in 2006 and 2005 did not result in any major concentration in any given geographical region or business area. Due to the large number of customers the Company serves and the variety of its business activities, there are no individual customers whose business volume is material compared with the Company's total business volume.

Gas is procured primarily from Russia, Norway, the United Kingdom, the Netherlands and Germany.

(32) Compensation of Supervisory Board and Board of Management

Supervisory Board

Provided that E.ON's shareholders approve the proposed dividend at the Annual Shareholders Meeting on May 3, 2007, total remuneration to members of the Supervisory Board will be €4.1 million (2005: €3.8 million).

There were no loans to members of the Supervisory Board in 2006.

The Supervisory Board's compensation structure and the amounts for each member of the Supervisory Board are presented on pages 195 through 200 of the Compensation Report, which is part of the Combined Group Management Report.

Additional information regarding members of the Supervisory Board is provided on pages 13 and 188.

Board of Management

Total remuneration to members of the Board of Management in 2006 amounted to €21.7 million (2005: €22.5 million). This consisted of base salary, bonuses, other compensation elements and share based payments.

Total payments to former members of the Board of Management and their beneficiaries amounted to €11.7 million (2005: €5.4 million). Provisions of €99.9 million (2005: €89.0 million) have been established for the pension obligations to former members of the Board of Management and their beneficiaries.

There were no loans to members of the Board of Management in the 2006 fiscal year.

The Board of Management's compensation structure and the amounts for each member of the Board of Management are presented on pages 195 through 200 of the Compensation Report, which is part of the Combined Group Management. Report.

Additional information regarding members of the Board of Management is provided on pages 8 through 9 and 189.

(33) Subsequent Events

At the end of 2006, Thüga agreed with EnBW Energie Baden-Württemberg AG ("EnBW") to sell the shares it owns in GSW Gasversorgung Sachsen Ost Wärmeservice GmbH & Co. KG (76.5 percent), GSW Gasversorgung Sachsen Ost Wärmeservice Verwaltungsgesellschaft mbH (76.5 percent), EnSO Energie Sachsen Ost GmbH (14.5 percent) and Erdgas Südwest GmbH (28.0 percent) to EnBW Group companies. The transfer of the shares is to take place in the first quarter of 2007.

On January 14, 2007, a storm in southern Sweden caused substantial damage to the electricity distribution grid in some areas. Approximately 170,000 E.ON customers ended up without power, some for extended periods. The costs of repair work and compensation of customers is currently estimated at €95 million. The costs resulting from the storm will not affect adjusted EBIT as this event was exceptional in nature.

On February 2, 2007, E.ON submitted to the Spanish stock market regulator CNMV as part of the "sealed envelope" process its final offer price of €38.75 per ordinary share and ADR for the announced acquisition of Endesa S.A. This corresponds to a total consideration of €41 billion for 100 percent of Endesa. In this connection, E.ON has established an additional credit facility to finance the higher offer, which in combination with the existing €37.1 billion facility amounts to a total credit volume of €41 billion. The new offer price per share represents a premium of 109 percent over the price of Endesa's shares on September 2, 2005, the last trading day before the announcement of the former competing Gas Natural offer. If Endesa S.A. distributes any dividends to its shareholders prior to completion of the transaction, the offer price of €38.75 per share will be reduced accordingly. The E.ON tender offer is subject to the following conditions:

a) E.ON acquires at least 529,481,934 shares of Endesa, representing 50.01 percent of its capital stock, through the tender offer.
b) The shareholders of Endesa vote in favor of the following amendments of the by-laws at Endesa's Extraordinary General Shareholders' Meeting: amendment of Article 32 of the by-laws in order to eliminate the limitation of voting rights; amendment of further articles of the by-laws in order to remove the requirements concerning the composition of the Board of Directors and the qualifications on the appointment of a director or a chief executive officer.

On February 6, 2007, the CNMV officially authorized this final E.ON offer, and the Board of Directors of Endesa has stated its position in favor of the offer. The Endesa board further resolved to convene an Extraordinary General Shareholders' Meeting to be held on March 20, 2007, at which the removal of the aforementioned by-law provisions will be voted on. The CNMV has set March 29, 2007, as the end date of the offer period.

Düsseldorf, February 20, 2007

The Board of Management



Bernotat



Bergmann



Dänzer-Vanotti



Feldmann



Gaul



Schenck



Teyssen




0,05 kWh for catching up on the day's news

Other Directorships Held by Members of E.ON AG's Supervisory Board (as of December 31, 2006)

Ulrich Hartmann
Chairman
- Deutsche Bank AG
- Deutsche Lufthansa AG
- Hochtief AG
- IKB Deutsche Industriebank AG (Chairman)
- Münchener Rückversicherungs-Gesellschaft AG
- Henkel KGaA

Hubertus Schmoldt
Chairman of the Board of Management, Industriegewerkschaft Bergbau, Chemie, Energie
Deputy Chairman
- Bayer AG
- Deutsche BP AG
- RAG Aktiengesellschaft
- RAG Beteiligungs-AG
- DOW Olefinverbund GmbH

Günter Adam
(until June 30, 2006)
Chairman of the Central Works Council, Degussa AG
- Degussa AG

Dr. Karl-Hermann Baumann
- Linde AG
- Schering AG

Dr. Rolf-E. Breuer
- Landwirtschaftliche Rentenbank

Dr. Gerhard Cromme
Chairman of the Supervisory Board, ThyssenKrupp AG
- Allianz SE
- Axel Springer AG
- Deutsche Lufthansa AG
- Siemens AG
- ThyssenKrupp AG (Chairman)
- Suez S.A.
- BNP Paribas S.A.
- Compagnie de Saint-Gobain

Gabriele Gratz
Chairwoman of the Works Council, E.ON Ruhrgas AG
- E.ON Ruhrgas AG

Ulrich Hocker
General Manager, German, Investor Protection Association
- Feri Finance AG
- Deutsche Telekom AG
- KarstadtQuelle AG
- ThyssenKrupp Stainless AG
- Gartmore SICAV
- Phoenix Mecano AG (Chairman of the Administrative Board)

Seppel Kraus
Labor Union Secretary
- Hexal AG
- Wacker-Chemie GmbH
- Novartis Deutschland GmbH

Prof. Dr. Ulrich Lehner
President and Chief Executive Officer, Henkel Group
- HSBC Trinkaus & Burkhardt KGaA
- Ecolab Inc.
- Novartis AG
- The DIAL Corporation

Hans Prüfer
Chairman of the Combined Works Council, E.ON AG
- E.ON Energie AG

Klaus-Dieter Raschke
Chairman of the Combined Works Council, E.ON Energie AG
- E.ON Energie AG
- E.ON Kernkraft GmbH

Dr. Henning Schulte-Noelle
Chairman of the Supervisory Board, Allianz SE
- Allianz SE (Chairman)
- Siemens AG
- ThyssenKrupp AG

Prof. Dr. Wilhelm Simson
- Hochtief AG
- Merck KGaA (Chairman)
- E. Merck OHG
- Freudenberg KG
- Jungbunzlauer Holding AG
- Frankfurter Allgemeine Zeitung GmbH

Gerhard Skupke
Chairman of the Central Works Council, E.ON edis AG
- E.ON edis AG

Dr. Georg Frhr. von Waldenfels
Former Minister of State, Attorney
- Georgsmarienhütte Holding GmbH
- GI Ventures AG (Chairman)

Information as of December 31, 2006, or as of the date on which membership in the E.ON Supervisory Board ended.
- Directorships/supervisory board memberships within the meaning of Section 100, Paragraph 2, of the German Stock Corporation Act (AktG).
- Directorships/memberships in comparable domestic and foreign supervisory bodies of commercial enterprises.

Other Directorships Held by Members of the E.ON Board of Management (as of December 31, 2006)

Dr. Wulf H. Bernotat
Chairman of the Board of Management and CEO
- E.ON Energie AG[1] (Chairman)
- E.ON Ruhrgas AG[1] (Chairman)
- Allianz SE
- Bertelsmann AG
- Metro AG
- RAG Aktiengesellschaft (Chairman)
- RAG Beteiligungs-AG (Chairman)
- E.ON Nordic AB[2] (Chairman)
- E.ON UK plc[2] (Chairman)
- E.ON U.S. Investments Corp.[2] (Chairman)
- E.ON Sverige AB[2] (Chairman)

Dr. Burckhard Bergmann
Member of the Board of Management
Upstream Business, Market Management, Group Regulatory Management
- Thüga AG[1] (Chairman)
- Allianz Lebensversicherungs-AG
- MAN Ferrostaal AG
- Jaeger Akustik GmbH & Co. (Chairman)
- OAO Gazprom
- Nord Stream AG
- E.ON Ruhrgas E&P GmbH[2] (Chairman)
- E.ON Gastransport AG & Co. KG[2] (Chairman)
- E.ON UK plc[2]
- ZAO Gerosgaz[2] (Chairman; chairmanship rotates with representative of foreign partner company)
- Accumulatorenwerke Hoppecke Carl Zoellner & Sohn GmbH

Dr. Hans Michael Gaul
Member of the Board of Management
Controlling/Corporate Planning, M&A, Legal Affairs
- Degussa AG
- E.ON Energie AG[1]
- E.ON Ruhrgas AG[1]
- Allianz Versicherungs-AG
- DKV AG
- RAG Aktiengesellschaft
- RAG Beteiligungs-AG
- Steag AG
- Volkswagen AG
- E.ON Nordic AB[2]
- E.ON Sverige AB[2]

Dr. Manfred Krüper
Member of the Board of Management (until November 30, 2006)
Human Resources, Infrastructure and Services, Procurement, Organization
- Degussa AG
- E.ON Energie AG[1]
- equitrust Aktiengesellschaft (Chairman)
- RAG Aktiengesellschaft
- RAG Beteiligungs-AG
- RAG Immobilien AG
- Victoria Versicherung AG
- Victoria Lebensversicherung AG
- E.ON North America, Inc.[2] (Chairman)
- E.ON U.S. Investments Corp.[2]

Dr. Erhard Schipporeit
Member of the Board of Management (until November 30, 2006)
Finance, Accounting, Taxes, IT
- Degussa AG
- E.ON Ruhrgas AG[1]
- Commerzbank AG
- Deutsche Börse AG
- SAP AG
- Talanx AG
- E.ON Audit Services GmbH[2] (Chairman)
- E.ON IS GmbH[2]
- E.ON Risk Consulting GmbH[2] (Chairman)
- E.ON UK plc[2]
- E.ON U.S. Investments Corp.[2]
- HDI V.a.G.

Dr. Johannes Teyssen
Member of the Board of Management
Downstream Business, Market Management, Group Regulatory Management
- E.ON Bayern AG[1] (Chairman)
- E.ON Hanse AG[1] (Chairman)
- Salzgitter AG
- E.ON Nordic AB[2]
- E.ON Sverige AB[2]

Information as of December 31, 2006, or as of the date on which membership in the E.ON Board of Management ended.
- Directorships/supervisory board memberships within the meaning of Section 100, Paragraph 2, of the German Stock Corporation Act (AktG).
- Directorships/memberships in comparable domestic and foreign supervisory bodies of commercial enterprises.

[1]Exempted E.ON Group directorship.
[2]Other E.ON Group directorship.

Joint Report on Corporate Governance Prepared by the Board of Management and the Supervisory Board of E.ON AG

E.ON views corporate governance as a central component of its responsible and value-oriented management approach. We have welcomed the creation of uniform standards, both on the national and international level.

Corporate Governance in Germany

Compliance with the guidelines of the German Corporate Governance Code ("the Code") was among the issues addressed by the Board of Management and Supervisory Board in 2006, particularly in conjunction with the new Code recommendations issued on June 12, 2006.

On December 13, 2006, the Board of Management and the Supervisory Board jointly issued E.ON's Declaration of Compliance ("the Declaration") pursuant to Section 161 of the German Stock Corporation Act stating that E.ON complies with the Code's recommendations and most of its suggestions.

One exception since our last Declaration was the recommendation that the D&O liability insurance of members of the Board of Management and Supervisory Board should include an appropriate deductible. Effective June 16, 2006, E.ON's D&O insurance has such a deductible.

The full text of the Declaration is printed on page 200 of this report and is also available at www.eon.com.

United States Securities Laws

As a company whose American depository receipts are listed on the New York Stock Exchange ("NYSE"), E.ON is subject to certain U.S. federal securities laws, including the Sarbanes-Oxley Act ("SOA") enacted in July 2002, as well as the regulations of the U.S. Securities and Exchange Commission ("SEC") and the NYSE. The SOA makes an important contribution to strengthening corporate governance and regaining investors' confidence. We support its goals and principles and comply with the requirements it makes of us, despite the considerable costs of compliance.

U.S. companies listed on the NYSE must comply with the corporate governance standards contained in section 303A of the NYSE Listed Company Manual. Foreign private issuers like E.ON, however, are permitted to deviate from these standards and instead comply with those of their home country. The only NYSE standards that are mandatory for us are the establishment of an audit committee (whose members are "independent of the Company" in the meaning of the SOA) and certain reporting requirements to the NYSE. The NYSE also requires foreign private issuers to disclose any significant ways in which their home-country corporate governance standards deviate from those of U.S. companies. We comply with this requirement on our website and in Item 10, "Additional Information," of our Annual Report on Form 20-F, which is available at www.eon.com.

Management and Oversight Structure

Supervisory Board

The Supervisory Board has 20 members and, in accordance with the German Codetermination Act, is composed of an equal number of shareholder and employee representatives. The shareholder representatives are elected by the shareholders at the Annual Shareholders Meeting, and the emploees representatives are elected by the employees. In the event of a tie vote on the Supervisory Board, another vote is held; if there is still a tie, the chairperson casts the tie-breaking vote. As a general rule, Supervisory Board members should not be older than 70.

In order to ensure that the Supervisory Board's advice and oversight functions are conducted on an independent basis, no more than two former members of the Board of Management may be members of the Supervisory Board. Supervisory Board members may not hold a corporate office or perform advisory services for the Company's key competitors. Supervisory Board members are required to disclose to the Supervisory Board any conflicts of interest, particularly if a conflict arises from their advising or holding a corporate office with one of E.ON's customers, suppliers, creditors, or other business partners. The Supervisory Board is required to report any conflicts of interest to the Annual Shareholders Meeting and to describe how the conflicts have been handled. Any material conflict of interest of a non-temporary nature should result in the termination of the member's appointment to the Supervisory Board. There were no conflicts of interest involving members of the Supervisory Board in 2006. In addition, any consulting or other service agreements between the Company and a Supervisory Board member require the Supervisory Board's prior consent. No such agreements existed in 2006.

The Supervisory Board oversees the management of the Company and advises the Board of Management. It deals with the Company's business development, medium-term plan, and the further development of corporate strategy. It discusses the Company's quarterly Interim Reports and, taking into consideration the external Auditors' Report and the Audit Committee's preliminary report, approves the Financial Statements of E.ON AG and the Consolidated Financial Statements. It also appoints and removes the members of the Board of Management. Together with the Board of Management, it ensures that the Company has a long-term succession plan in place. Transactions or measures taken by the Board of Management that materially affect the Company's assets, finances, or earnings require the Supervisory Board's prior approval. The policies and procedures of E.ON AG's Supervisory Board include a list of transactions and measures that require prior Supervisory Board approval. The list is not exhaustive.

Pursuant to its policies and procedures, the Supervisory Board has formed the following committees:

The committee required by Section 27, Paragraph 3 of the German Codetermination Act consists of two shareholder representative members and two employee representative members. This committee is responsible for recommending to the Supervisory Board potential candidates for the Board of Management if the first vote does not yield the necessary two-thirds majority of votes of Supervisory Board members.

The Executive Committee consists of the four members of the above-named committee. It prepares meetings of the Supervisory Board and advises the Board of Management on matters of general policy relating to the Company's strategic development. In urgent cases (in other words, if waiting for the Supervisory Board's prior approval would materially prejudice the Company), the Executive Committee acts on the full Supervisory Board's behalf. In particular, the Executive Committee prepares the Supervisory Board's personnel decisions and is responsible for the conclusion, alteration, and termination of the employment contracts of Board of Management members. It also deals with issues of corporate governance and reports to the Supervisory Board at least once a year on the status and effectiveness of, and possible ways of improving, the Company's corporate governance.

The Audit Committee consists of four members who have special knowledge in the field of accounting or business administration. The SOA requires that each of the members of the Audit Committee be independent of the Company. Pursuant to the Code's mandates, the chairman has extensive knowledge and experience in applying accounting principles and/or in international business control processes. Currently, the Audit Committee's financial experts pursuant to the SOA are Ulrich Hartmann and Dr. Karl-Hermann Baumann.

The Audit Committee deals primarily with issues relating to the Company's accounting and risk management, the legally mandated independence of the Company's external auditors, the establishment of auditing priorities, and agreements on the external auditors' fees. The Audit Committee also prepares the Supervisory Board's decision on the approval of the Financial Statements of E.ON AG and of the Consolidated Financial Statements. It also examines the Company's Annual Report on Form 20-F and its quarterly Interim Reports and discusses the review of the Interim Reports with the external auditors.

The Finance and Investment Committee consists of four members. It advises the Board of Management on all issues of Group financing and investment planning. It decides on behalf of the Supervisory Board on the approval of the acquisition and disposition of companies, equity interests, and parts of companies, as well as on finance measures whose value exceeds 1 percent of the equity listed in the Group's latest balance sheet. If the value of any such transactions or activities exceeds 2.5 percent of the equity listed in the Group's latest balance sheet, the Finance and Investment Committee prepares the Supervisory Board's decision on such matters.

Board of Management

The Board of Management of E.ON AG consists of six (through the end of March 2007: seven) members and has one Chairperson. Board of Management members may not be older than 65.

The Board of Management has in place policies and procedures for the business it conducts. It manages the Company's businesses, with all its members bearing joint responsibility for its decisions. It establishes the Company's objectives, sets its fundamental strategic direction, and is responsible for corporate policy and Group organization. This includes, in particular, the management of the Group and its financial resources, the development of its human resources strategy, the appointment of persons to management posts within the Group, and the development of its managerial staff, as well as the presentation of the Group to the capital market and to the public at large. In addition, the Board of Management is responsible for coordinating and supervising the Group's market units in accordance with the Group's established strategy.

The Board of Management regularly reports to the Supervisory Board on a timely and comprehensive basis on all relevant issues of corporate planning, business development, risk assessment, and risk management. It also submits the Group's investment, finance, and personnel plan for the coming fiscal year (as well as the medium-term plan) to the Supervisory Board for its approval at the last meeting of each fiscal year.

The Chairperson of the Board of Management informs, without undue delay, the Chairperson of the Supervisory Board of important events that are of fundamental significance in assessing the condition, development, and management of the Company and of any defects that have arisen in the Company's monitoring systems. Transactions and measures requiring the approval of the Supervisory Board are also submitted to the Supervisory Board without delay.

Members of the Board of Management are also required to promptly report conflicts of interest to the Executive Committee of the Supervisory Board and to inform the other members of the Board of Management. Members of the Board of Management may only assume other corporate positions, particularly appointments to the supervisory boards of non-Group companies, with the consent of the Executive Committee of the Supervisory Board. There were no conflicts of interest involving members of the Board of Management in 2006. Any material transactions between the Company and members of the Board of Management, their relatives, or entities with which they have close personal ties require the consent of the Executive Committee of the Supervisory Board. No such transactions took place in 2006.

Annual Shareholders Meeting

E.ON AG shareholders exercise their rights and vote their shares at the Annual Shareholders Meeting. The Company's financial calendar, which is published in the Annual Report, in the quarterly Interim Reports, and on the Company's Internet site, regularly informs shareholders about important Company dates.

At the Annual Shareholders Meeting, shareholders may vote their shares themselves, by a proxy of their choice, or by a Company proxy who is required to follow the shareholder's voting instructions.

As a rule, the Annual Shareholders Meeting is chaired by the Chairperson of the Supervisory Board.

Accounting and Annual Financial Statements

Capital-market-oriented companies in the EU must apply international financial reporting standards ("IFRS") for financial years that begin on or after January 1, 2005. Pursuant to an exception for companies listed on the NYSE that prepare their financial statements in accordance with United States generally accepted accounting principles ("U.S. GAAP"), we apply IFRS beginning on January 1, 2007. Consequently, 2006 is the final financial year for which the E.ON Group's Consolidated Financial Statements are prepared in accordance with U.S. GAAP.

E.ON AG's Financial Statements are prepared in accordance with the German Commercial Code.

As stipulated by German law, the Annual Shareholders Meeting votes to select the Company's external auditors.

The Audit Committee prepares the proposal on the selection of the Company's external auditors for the Annual Shareholders Meeting. In order to ensure the external auditors' independence, the Audit Committee secures a statement from the proposed auditors detailing any facts that could lead to the audit firm being excluded for independence reasons or otherwise conflicted. As part of their audit responsibilities the external auditors agree to:

- promptly inform the Chairperson of the Audit Committee should any such facts arise during the course of the audit;
- promptly inform the Supervisory Board of anything arising during the course of the audit that is of relevance to the Supervisory Board's duties; and
- inform the Chairperson of the Audit Committee of, or to note in their audit report, any facts determined during the audit that contradict the statements submitted by the Board of Management or Supervisory Board in connection with the Code.

Risk Policies

Detailed information about E.ON's risk management system can be found on page 62 of this report.

In accordance with an SEC recommendation, E.ON has established a Disclosure Committee, which supports the Board of Management and serves as the central decision-making body responsible for correct and timely financial disclosures. The members of the Disclosure Committee come from various departments of E.ON AG and are, owing to their functions within the Company, particularly suited for the committee's tasks.

Under the Disclosure Committee's leadership, we carried out a review of the financial reporting paths and the existing disclosure controls and procedures at E.ON AG and at the market units lead companies. The effectiveness of these controls and procedures is regularly assessed by E.ON AG's Internal Audit department and by our external auditors.

Under an SEC ruling dated March 2, 2005, beginning with the 2006 financial year we must fulfill the requirements contained in Section 404 of the SOA which are designed to increase the transparency of the internal control system over financial reporting. To meet these requirements, we carried out an assessment of our internal control system over financial reporting and determined that it was effective and has no material weaknesses. Our independent auditor confirmed this in its Independent Auditor's Report.

Transparency

Transparency is a high priority of E.ON AG's Board of Management and Supervisory Board. Our shareholders, all capital market participants, financial analysts, shareholder associations, and the media regularly receive up-to-date information about the situation of, and any material changes to, the Company. We use the Internet to help to ensure that all investors have equal access to comprehensive and timely information about the Company.

E.ON AG issues reports about its situation and earnings by the following means:

- Interim Reports (quarterly)
- Annual Report
- Form 20-F
- Annual press conference
- Telephone conferences held upon release of the Interim and Annual Reports
- Numerous events for financial analysts in and outside Germany.

A financial calendar lists the dates on which the Company's financial reports are released.

In addition to the Company's periodic financial reports, the Company issues ad-hoc statements when events or changes occur at E.ON AG that (a) are not publicly known and (b) could have a significant impact on the price of E.ON stock.

Pursuant to Section 10 of the German Securities Prospectus Law, E.ON is required to publish an annual document that contains all its ad-hoc and financial releases of the previous twelve months.

The financial calendar, ad-hoc statements, and annual document are available on the Internet at www.eon.com.

Persons with executive responsibilities, in particular members of E.ON AG's Board of Management and Supervisory Board and persons closely related to them, must disclose their dealings in E.ON stock or in related financial instruments pursuant to Section 15a of the German Securities Trading Act. Such dealings that took place in 2006 have been disclosed on the Internet at www.eon.com. As of December 31, 2006, there was no ownership interest subject to disclosure pursuant to Item 6.6 of the Code.

Ethics

Our actions are grounded in integrity and a respect for the law. To this end, the Board of Management has put into place a Code of Conduct containing guidelines for dealing with business partners and government institutions, for keeping business information and company secrets confidential, and for addressing conflicts of interest. Compliance Officers at E.ON AG and the market units are tasked with implementing the Code of Conduct and ensuring that any ethics issues that arise are dealt with independently and objectively.

In compliance with SOA requirements, we have also developed a special Code of Ethics that applies primarily to Board of Management members and Disclosure Committee members. In particular, the Code of Ethics obliges these individuals to make full, appropriate, accurate, timely, and comprehensible disclosure of information both in the documents we submit to the SEC and in our other corporate publications. The text of the Code of Ethics is on the Internet at www.eon.com.

Finally, the Company has in place a procedure for dealing with complaints relating to accounting and financial reporting. Complaints may be submitted—anonymously, if desired—to a Compliance Officer who reports directly to the Audit Committee.

Compensation Report

The compensation report applies the regulations of the German Commercial Code amended to reflect the Management Board Compensation Disclosure Law as well as the principles of the German Corporate Governance Code. It is to be considered part of the Combined Group Management Report.

Compensation System for Members of the Supervisory Board

The compensation of Supervisory Board members is governed by E.ON AG's Articles of Association. In accordance with German law and the Code's recommendations, the current compensation system, which has been in effect since 2005, takes into consideration the responsibility and the scope of duties of the members of the Supervisory Board as well as the Company's financial situation and business performance. In accordance with the Code, Supervisory Board members receive fixed annual compensation as well as two variable, performance-based compensation components: a short-term component linked to dividends and a long-term component linked to the three-year average of the E.ON Group's consolidated net income.

Fixed compensation: in addition to being reimbursed for their expenses including the value-added tax due on their compensation, Supervisory Board members receive a fixed amount of €55,000.00 for each financial year.

Short-term variable compensation: in addition, members of the Supervisory Board receive variable compensation of €115.00 for each €0.01 of dividend paid out to shareholders in excess of €0.10 per no-par share for the previous financial year.

Long-term variable compensation: furthermore, members of the Supervisory Board receive variable compensation of €70.00 for each €0.01 of the three-year average of the E.ON Group's consolidated net income per share in excess of €2.30.

Individuals who were members of the Supervisory Board or any of its committees for less than the entire financial year receive pro-rata compensation for each full or partial month of membership. Fixed compensation is payable after the end of the financial year. Variable compensation components are payable after the Annual Shareholders Meeting, which votes to formally approve the acts of the members of the Supervisory Board in the previous financial year.

The Chairman of the Supervisory Board receives a total of three times the above-mentioned compensation; the Deputy Chairman and every chairman of a Supervisory Board committee receive a total of twice the above-mentioned amount; and each committee member receives a total of one-and-a-half times the above-mentioned compensation.

Supervisory Board members are paid an attendance fee of €1,000.00 per day for meetings of the Supervisory Board or its committees. Finally, the Company has taken out liability insurance for the benefit of Supervisory Board members to cover the statutory liability related to their Supervisory Board duties. If an insurance claim is granted, this insurance includes a deductible equal to 50 percent of a Supervisory Board member's annual fixed compensation.

Fixed annual compensation of €55,000.00 is intended to take into account the independence of the Supervisory Board required to fulfill the supervisory function. In addition, there are a number of duties that Supervisory Board members need to perform irrespective of the Company's financial performance. For this reason, a minimum compensation should be guaranteed even during times that are difficult for the Company, when the work of the Supervisory Board is usually particularly challenging. On the other hand, dividend-based compensation is designed to ensure that the Supervisory Board's compensation interests are, to some extent, aligned with shareholders' return expectations. Finally, since another part of variable compensation is linked to the three-year average of consolidated net income, the Supervisory Board's compensation also contains a component that is related to the Company's long-term performance.

Compensation of the Members of the Supervisory Board

Assuming that the Annual Shareholders Meeting on May 3, 2007, approves the proposed dividend, the total compensation of the members of the Supervisory Board will amount to €4.1 million (2005: €3.8 million):

No loans were outstanding or granted to Supervisory Board members in the 2006 financial year. The members of the Supervisory Board are listed on page 13.

Compensation of the Supervisory Board 2006					
€	Fixed compensation	Short-term variable compensation	Long-term variable compensation	Supervisory Board compensation from affiliated companies	Total
Ulrich Hartmann	165,000	112,125	130,410	-	407,535
Hubertus Schmoldt	110,000	74,750	86,940	-	271,690
Günter Adam (until June 30, 2006)	27,500	18,687	21,735	-	67,922
Dr. Karl-Hermann Baumann	110,000	74,750	86,940	-	271,690
Dr. Rolf-E. Breuer	55,000	37,375	43,470	-	135,845
Dr. Gerhard Cromme	82,500	56,063	65,205	33,288	237,056
Gabriele Gratz	55,000	37,375	43,470	102,000	237,845
Wolf-Rüdiger Hinrichsen	82,500	56,063	65,205	-	203,768
Ulrich Hocker	55,000	37,375	43,470	-	135,845
Eva Kirchhof	55,000	37,375	43,470	-	135,845
Seppel Kraus	55,000	37,375	43,470	-	135,845
Prof. Dr. Ulrich Lehner	55,000	37,375	43,470	-	135,845
Dr. Klaus Liesen	55,000	37,375	43,470	-	135,845
Erhard Ott	55,000	37,375	43,470	-	135,845
Ulrich Otte	82,500	56,063	65,205	57,074	260,842
Hans Prüfer (from July 25, 2006)	27,500	18,687	21,735	18,000	85,922
Klaus-Dieter Raschke	82,500	56,063	65,205	53,230	256,998
Dr. Henning Schulte-Noelle	82,500	56,063	65,205	-	203,768
Prof. Dr. Wilhelm Simson	55,000	37,375	43,470	-	135,845
Gerhard Skupke	55,000	37,375	43,470	16,300	152,145
Dr. Georg Frhr. von Waldenfels	55,000	37,375	43,470	-	135,845
Subtotal	**1,457,500**	**990,439**	**1,151,955**	**279,892**	**3,879,786**
Attendance fees and meeting-related reimbursements					172,768
Total					**4,052,554**

Compensation System for Members of the Board of Management

The compensation of the members of the Board of Management is currently composed of a fixed annual base salary, an annual bonus, and a long-term variable component.

The base salary is paid on a monthly basis and is reviewed regularly to determine whether it is in line with market salaries and whether it is fair and reasonable. The last date on which salaries were adjusted was July 1, 2006.

The amount of the bonus is determined by the degree to which certain corporate and personal performance targets are achieved under a target-setting system, 70 percent of which is related to corporate performance targets and 30 percent to personal targets. The corporate performance targets reflect, in equal shares, operating performance (as measured by adjusted EBIT) and return on capital employed ("ROCE"). Board of Management members who fully achieve their performance target receive the target bonus agreed to in their contracts. The maximum bonus that can be achieved is 200 percent of the target bonus. Any compensation received for work done in the Company's interest (other directorships at Group companies) is set off against the bonus or transferred to the Company.

The long-term variable compensation component that Board of Management members receive is stock-based compensation. This compensation is designed to reward Board of Management members (and other key executives) for their contributions to increasing the Company's shareholder value and to promote E.ON's long-term business performance. This variable pay component, which combines incentives for long-term growth with a risk component, effectively aligns management's and shareholders' interests.

In the 2006 financial year the E.ON Share Performance Plan, a new uniform Group-wide stock-based compensation system, was introduced. The amount of compensation from the E.ON Share Performance Plan depends on the performance of E.ON's stock price, both in absolute terms and relative to an industry index.

Through the end of 2005, E.ON awarded annual stock appreciation rights ("SAR") as part of its stock option program. SAR already granted may still be exercised in accordance with the program's terms and conditions.

Both programs are described in the Notes to Consolidated Financial Statements on pages 136–140.

In line with the Code's recommendations, the total compensation paid to Board of Management members therefore includes both fixed and variable components. Criteria applied to determine the amount of compensation include in particular a Board of Management member's duties, his or her personal performance, the performance of the Board of Management as a whole, as well as the Company's financial situation, its business performance, and its future prospects relative to a benchmark environment.

The variable compensation components contain an element of risk and consequently are not guaranteed compensation. The stock-based compensation program is based on demanding, relevant benchmark parameters. Under the program's terms, performance targets or benchmark parameters cannot be changed at a later stage.

The Supervisory Board's Executive Committee is responsible for decisions on compensation. The Supervisory Board last discussed the compensation system for the Board of Management at its meeting on December 13, 2006.

In the event of a premature loss of a Board of Management position due to a change-in-control event, the service agreements of Board of Management members entitle them to severance and settlement payments.

With the exception of the members who joined the Board of Management in 2006, during the reporting year with all members of the Board of Management exist change-in-control agreements, which reflect the hitherto standard terms and conditions of such agreements for members of the E.ON AG Board of Management. Under these agreements, a change in control exists if a single shareholder acquires 25 percent or more of the voting rights in the Company; if a third party acquires a share of the Company's voting rights that has led or would lead to this party having a share of the voting rights of at least half of the Company's share capital with voting rights at an Annual Shareholders Meeting; if the Company, as a dependent entity, concludes a corporate agreement, becomes part of another company through subordination, takes on a different legal form, or is merged with another company. If, within 12 months of the change of control, the service agreement of a Board of Management member is terminated by mutual consent, expires, or is terminated by the member of the Board of Management because his or her position on the Board is materially altered by the change of control, he or she is entitled to severance pay equal to the capitalized amount of his or her total annual compensation (annual base salary, annual target bonus, and other compensation) for the remaining term of the service agreement. If the remaining term of the service agreement exceeds three years, severance pay for the period beyond three years will be reduced by 25 percent to reflect discounting and setting off payment for services rendered to other companies or organizations. In addition, he or she will receive a settlement payment equal to at least three times his or her total annual compensation or, if he or she has been a Board of Management member for more than ten years, four times such compensation. Together, severance and settlement payments may not exceed five times the Board of Management member's total annual compensation.

On December 13, 2006, the Executive Committee of the Supervisory Board made changes to the terms and conditions of change-of-control agreements. In February 2007, change-of-control agreements that incorporate these new terms and conditions were concluded with the members who joined the Board of Management in 2006: Mr. Dänzer-Vanotti, Dr. Schenck, and Mr. Feldmann. Under the new agreements, a change of control exists in three cases only: if a third party acquires at least 30 percent of the Company's voting rights, thus triggering the automatic requirement to make an offer for the Company pursuant to Germany's Stock Corporation Takeover Law; if the Company, as a dependent entity, concludes a corporate agreement; or if the Company is merged with another company. The severance and settlement payments based on the change of control have been modified. Board of Management members now are entitled to severance pay equal to the capitalized amount of their total annual compensation (annual base salary, annual target bonus, and other compensation) for the remaining term of their service agreement or for at least three years. They are not entitled to any settlement payments beyond this. To reflect discounting and setting off payment for services rendered to other companies or organizations, payments will be reduced by 20 percent. If a Board of Management member is above the age of 53, this 20 percent reduction is diminished according to an age-related schedule.

Following the end of their service for the Company, Board of Management members are entitled to receive pension payments in three cases: if they reach the standard retirement age (currently 60 years), if they are permanently incapacitated, or if their service agreement is terminated prematurely or not extended. Depending on the length of their service, Board of Management members are entitled to annual pension payments equal to between 50 percent and 75 percent of their last annual base salary. The annual pension of one member of the Board of Management is a fixed amount. If Board of Management members are entitled to pension payments stemming from earlier employment, these payments will be set off against their pension payments from the Company. If their service agreement is terminated prematurely or not extended, and if such termination or non-extension is not due to misconduct or rejection of an offer of extension that is at least on a par with the existing service agreement, Board of Management members who have been in a Top Management position in the E.ON Group for more than five years will receive a reduced pension as a bridge payment until they reach the age of 60. The amount of the bridge payment will be calculated based on the relation between the actual and potential length of service to the Company until the age of 60 is reached. The pension plans the Company granted to Board of Management members before the 2006 financial year do not include limitations on pension entitlements relating to premature termination or non-extension of service agreements.

The following table shows the current pension obligations to Board of Management members. In line with the Code's recommendations, the table also includes for each member the additions to provisions for pensions for each member. These additions to provisions for pensions are not paid compensation but valuations calculated in accordance with U.S. GAAP.

Pensions of the Board of Management

	Current pension entitlement at December 31, 2006		Additions to provisions for pensions in 2006	
	As a percentage of annual base salary	(in €)	(in €)	Thereof interest cost in €
Dr. Wulf H. Bernotat	70	868,000	1,462,762	381,956
Dr. Burckhard Bergmann	-	728,500	918,961	539,536
Christoph Dänzer-Vanotti[1] (from December 1, 2006)	50	300,000	69,563	231
Lutz Feldmann[1] (from December 1, 2006)	50	300,000	20,846	69
Dr. Hans Michael Gaul	75	562,500	669,008	397,514
Dr. Manfred Krüper[2] (until November 30, 2006)	-	-	691,085	355,312
Dr. Marcus Schenck[1] (from December 1, 2006)	50	300,000	34,245	114
Dr. Erhard Schipporeit[3] (until November 30, 2006)	75	562,500	1,042,739	332,170
Dr. Johannes Teyssen	70	525,000	617,863	245,552

[1]Pension entitlement not yet vested.
[2]Entered retirement on December 1, 2006.
[3]Will enter retirement in February 1, 2009.

Pension payments are adjusted on an annual basis to reflect changes in the German consumer price index. In the case of pensions granted before 2003, the Executive Committee of the Supervisory Board may, under certain circumstances, make additional adjustments that it deems appropriate. The annual pension of one member of the Board of Management is a fixed amount that is also adjusted on an annual basis to reflect changes in the consumer price index plus an additional 0.7 percent per year.

Following the death of an active or former member of the Board of Management, a reduced amount of his or her pension is paid as a survivor's pension to the family. Widows and widowers are entitled to lifelong payment of allowance of 60 percent of the pension a member of the Board of Management received on the date of his or her death or would have received had he or she entered retirement on this date. This payment is terminated if a widow or widower remarries. The survivor's pensions for the widows of two Board of Management members deviate from this model and are equal to 75 percent and 49.5 percent of the member's respective pensions. The children or dependents of a Board of Management member who have not reached the age of 18 are entitled, for the duration of their education or professional training until they reach a maximum age of 25, to an annual payment equal to 20 percent of the pension the member of the Board of Management received or would have received on the date of his or her death. Surviving children benefits granted before 2006 deviate from this model and are equal to 15 percent of a Board of Management member's pension. If, taken together, the survivor's pensions of the widow or widower and children exceed 100 percent of a Board of Management member's pension, the pensions paid to the children are reduced proportionally so as to eliminate the excess amount.

Compensation of the Members of the Board of Management

The composition of the Board of Management changed in the 2006 financial year. Dr. Manfred Krüper and Dr. Erhard Schipporeit ended their service on the Board of Management effective November 30, 2006. Christoph Dänzer-Vanotti, Lutz Feldmann, and Dr. Marcus Schenck were appointed to the Board of Management effective December 1, 2006.

The total compensation of the members of the Board of Management in the 2006 financial year amounted to €21.7 million (2005: €22.5 million). Individual members of the Board of Management had the following total compensation:

Compensation of the Board of Management 2006

	Fixed annual compensation (in €)	Annual bonus (in €)	Other compensation (in €)	Fair value of 1st tranche of performance rights (in €)	Total (in €)	Number of 1st tranche performance rights granted
Dr. Wulf H. Bernotat	1,195,000	2,400,000	63,913	1,273,133	4,932,046	17,041
Dr. Burckhard Bergmann	725,000	1,500,000	27,325	754,422	3,006,747	10,098
Christoph Dänzer-Vanotti (from Dec. 1, 2006)	50,000	100,000	1,273	50,280	201,553	673
Lutz Feldmann (from Dec. 1, 2006)	50,000	100,000	3,371	50,280	203,651	673
Dr. Hans Michael Gaul	725,000	1,500,000	28,708	754,422	3,008,130	10,098
Dr. Manfred Krüper (until Nov. 30, 2006)	662,500	1,375,000	27,245	754,422	2,819,167	10,098
Dr. Marcus Schenck (from Dec. 1, 2006)	50,000	100,000	1,500,000	50,280	1,700,280	673
Dr. Erhard Schipporeit (until Nov. 30, 2006)	662,500	1,375,000	38,423	754,422	2,830,345	10,098
Dr. Johannes Teyssen	725,000	1,500,000	54,098	754,422	3,033,520	10,098
Total	**4,845,000**	**9,950,000**	**1,744,356**	**5,196,083**	**21,735,439**	**69,550**

Dr. Schenk received other compensation of €1.5 million as a one-time reimbursement for parts of his long-term compensation from his previous employer that he forfeited when he joined E.ON. The remaining other compensation of the members of the Board of Management consists primarily of benefits in kind from the personal use of company cars.

The performance rights granted in 2006 as the first tranche of the E.ON Share Performance Plan were quoted at their fair value of €74.71 per right on the date of their issuance and were included in the total compensation of the members of the Board of Management. This fair value is determined by means of a recognized option pricing model. The model, called a Monte Carlo simulation, simulates a large number of different scenarios for E.ON AG stock and its benchmark index, the Dow Jones STOXX Utilities Index (Return EUR). According to the terms and conditions of the E.ON Share Performance Plan the intrinsic value of the performance rights is determined for each scenario based on E.ON stock's outperformance or underperformance of its benchmark index and the stock's corresponding payout value. The fair value is equal to the discounted average of these intrinsic values.

For purposes of internal communications between the Board of Management and the Supervisory Board, the target value is used instead of the fair value. The target value is equal to the cash payout amount of each performance right if at the end of the maturity period E.ON stock maintains its price and the performance equals the performance of the benchmark index. The target value for the first tranche is €79.22 per right and equals the average E.ON stock price during the 60 trading days prior to the issuance of the rights on January 2, 2006. The Executive Committee of the Supervisory Board used the target value to determine the number of rights to be issued. These correspond to a target value of €1.35 million for the Chairman of Board of Management and €0.8 million for Board of Management members and 80 percent of this amount on a pro-rata basis for newly appointed members of the Board of Management.

Additional detailed information about E.ON AG's stock-based compensation program can be found on pages 136-140 in Note 10 to the Consolidated Financial Statements.

No loans were outstanding or granted to members of the Board of Management in the 2006 financial year.

Pages 8, 9, and 189 contain additional information about the members of the Board of Management.

Payments Made to Former Members of the Board of Management

Total payments made to former Board of Management members and to their beneficiaries amounted to €11.7 million in 2006 (2005: €5.4 million).

Provisions of €99,9 million (2005: €89.0 million) have been provided for pension obligations to former Board of Management members and their beneficiaries.

Declaration of Compliance with the German Corporate Governance Code, Made in Accordance with Section 161 of the German Stock Corporation Act, by the Board of Management and Supervisory Board of E.ON AG

The Board of Management and the Supervisory Board hereby declare that E.ON AG fully complies with the recommendations contained in the German Corporate Governance Code ("the Code"), dated June 12, 2006, prepared by the Government Commission appointed by the German Minister of Justice and published in the official section of the electronic version of the *Bundesanzeiger*.

Furthermore, the Board of Management and the Supervisory Board declare that E.ON AG has, with a single exception, been in compliance with the previous recommendations contained in the Code prepared by the Government Commission, dated June 2, 2005. Effective June 16, 2006, the D&O liability insurance provided for members of the Board of Management and Supervisory Board includes an appropriate deductible pursuant to Item 3.8 of the Code.

Düsseldorf, December 13, 2006

For the Supervisory Board of E.ON AG
Ulrich Hartmann
Chairman of the Supervisory Board

For the Board of Management of E.ON AG
Dr. Wulf H. Bernotat
Chairman of the Board of Management


0.0067 your home crew

Summary of Financial Highlights[1]					
€ in millions	2002	2003	2004	2005	2006
Sales and earnings					
Sales	35,133	43,839	46,489	56,141	67,759
Adjusted EBITDA[2]	6,948	8,584	9,664	10,194	11,353
Adjusted EBIT[3]	4,242	5,645	6,747	7,293	8,150
Income/Loss (-) from continuing operations before income taxes and minority interests	-1,013	5,204	6,332	7,152	5,133
Income/Loss (-) from continuing operations	-949	3,602	4,011	4,355	4,930
Income/Loss (-) from discontinued operations	3,535	1,485	328	3,059	127
Net income	2,777	4,647	4,339	7,407	5,057
Value measures					
ROCE[4] (in %)	9.2	9.9	11.5	12.2	13.2
Cost of capital (in %)	9.5	9.5	9.0	9.0	9.0
Value added[4]	-102	251	1,477	1,920	2,586
Asset structure					
Long-term assets	86,286	86,967	88,223	93,914	96,344
Short-term assets	27,217	24,883	25,839	32,648	30,888
Total assets	113,503	111,850	114,062	126,562	127,232
Capital structure					
Stockholders' equity	25,653	29,774	33,560	44,484	47,845
thereof capital stock	1,799	1,799	1,799	1,799	1,799
Minority interests	6,511	4,625	4,144	4,734	4,917
Long-term liabilities	58,501	53,452	52,624	52,251	47,274
thereof provisions	29,159	27,085	27,328	27,402	24,175
thereof financial liabilities	17,175	14,521	13,265	10,555	9,959
thereof other liabilities	12,167	11,846	12,031	14,294	13,140
Short-term liabilities	22,838	23,999	23,734	25,093	27,196
thereof provisions	5,588	7,243	6,914	6,460	7,918
thereof financial liabilities	7,675	7,266	7,036	3,807	3,440
thereof other liabilities	9,575	9,490	9,784	14,826	15,838
Total liabilities and stockholders' equity	113,503	111,850	114,062	126,562	127,232
Cash flow and investments					
Cash provided by operating activities	3,489	5,224	5,776	6,544	7,194
Free cash flow[5]	430	2,715	3,202	3,588	3,111
Investments	23,117	8,773	4,777	3,941	5,161
Financial ratios					
Equity ratio (in %)	22.6	26.6	29.4	35.1	37.6
Long-term assets as a percentage of property, plant, and equipment	105.1	101.0	102.4	108.0	103.8
Return on equity after taxes (in %)	11.1	16.8	13.7	19.0	11.0
Net financial position[6] (financial assets less financial liabilities at year end)	-14,946	-10,011	-7,451	1,917	-268
Cash provided by operating activities as a percentage of sales	9.9	11.9	12.4	11.7	10.6

Summary of Financial Highlights[1]

€ in millions	2002	2003	2004	2005	2006
Stock					
Earnings per share from net income (in €)	4.26	7.11	6.61	11.24	7.67
Other per share figures (in €)					
Stockholders' equity[7]	39.33	45.39	50.93	67.50	72.54
Twelve-month high	59.97	51.74	67.06	88.92	104.40
Twelve-month low	38.16	34.67	49.27	64.50	82.12
Year-end closing price	38.45	51.74	67.06	87.39	102.83
Dividend	1.75	2.00	2.35	2.75	3.35
Dividend payout	1,142	1,312	1,549	4,614[8]	2,210
Market capitalization[9] (€ in billions)	25.1	33.9	44.2	57.6	67.6
E.ON AG long-term ratings					
Moody's	Aa2	A-1	Aa3	Aa3	Aa3
Standard & Poor's	AA-	AA-	AA-	AA-	AA-
Employees					
Employees at year end	97,995	57,029	59,732	79,570	80,612

[1]Adjusted for discontinued operations.
[2]Non-GAAP financial measure; see reconciliation to net income on page 36.
[3]Non-GAAP financial measure; see reconciliation to net income on page 36 and commentary on pages 181-182.
[4]Non-GAAP financial measure; see derivation on pages 37-41; not adjusted for discontinued operations for 2002, 2003, and 2004.
[5]Non-GAAP financial measure; see reconciliation to cash provided by operating activities on page 47.
[6]Non-GAAP financial measure; see reconciliation on page 49.
[7]Excludes minority interests.
[8]Includes special dividend of €4.25 per share.
[9]Market capitalization based on ordinary shares outstanding.

Major Shareholdings as of December 31, 2006					
Name	Location	Ownership interest %	Stock-holders' equity[1] €m	Earnings[1] €m	Sales[1] €m
Central Europe market unit					
E.ON Energie AG[2,4,5]	DE, Munich	100.0	4,218.8	1,266.4	0.0
BKW FMB Energie AG[3,6]	CH, Bern	21.0	574.4	131.1	1,093.1
Dalmine Energie S.p.A.[2,6]	IT, Dalmine	75.0	14.8	0.9	510.8
Dél-dunántúli Gázszolgáltató Zrt. ("DDGáz")[2,4,6]	HU, Pécs	99.9	44.8	3.1	208.8
E.ON Avacon AG[2]	DE, Helmstedt	66.9	1,005.2	106.7	3,107.3
E.ON Bayern AG[2,4]	DE, Regensburg	100.0	874.8	-56.3	3,318.3
E.ON Benelux n.v.[2,6]	NL, Voorburg	100.0	691.5	111.6	948.2
E.ON Benelux Holding b.v.[2,6]	NL, The Hague	100.0	687.7	110.1	-
E.ON Bulgaria EAD[2,6]	BG, Varna	100.0	150.9	0.9	4.9
E.ON Česká republika, a.s.[2]	CZ, České Budějovice	100.0	109.3	-7.6	225.9
E.ON Czech Holding AG[2,4,5]	DE, Munich	100.0	552.9	42.6	4.5
E.ON Dél-dunántúli Áramszolgáltató Zrt. ("EDE")[2,4,6]	HU, Pécs	100.0	122.4	11.0	266.5
E.ON Distribuce, a.s.[2]	CZ, České Budějovice	100.0	744.9	73.0	399.6
E.ON edis AG[2,10]	DE, Fürstenwalde	74.2	898.9	49.1	1,986.8
E.ON Energie, a.s.[2]	CZ, České Budějovice	100.0	94.4	-13.0	964.8
E.ON Észak-dunántúli Áramszolgáltató Zrt.[2,4,6]	HU, Győr	100.0	229.3	25.9	438.4
E.ON Facility Management GmbH[2,4,5]	DE, Munich	100.0	4.1	-19.6	169.9
E.ON Hanse AG[2]	DE, Quickborn	73.8	540.9	63.0	3,006.7
E.ON Hungária Energetikai Zrt.[2,6]	HU, Budapest	100.0	1,028.6	69.6	19.1
E.ON IS GmbH[2]	DE, Hanover	100.0	11.3	-6.1	349.5
E.ON Italia S.p.A.[2]	IT, Milan	100.0	2.3	1.1	185.6
E.ON Kernkraft GmbH[2,4]	DE, Hanover	100.0	245.2	687.0	2,582.2
E.ON Kraftwerke GmbH[2,4]	DE, Hanover	100.0	1,844.7	118.0	2,674.3
E.ON Mitte AG[2]	DE, Kassel	73.3	508.7	68.3	1,028.2
E.ON Moldova S.A.[2,6]	RO, Bacău	51.0	187.9	1.2	300.1
E.ON Netz GmbH[2,4]	DE, Bayreuth	100.0	566.8	42.4	4,374.0
E.ON Sales & Trading GmbH[2,4]	DE, Munich	100.0	995.1	-387.6	14,833.6
E.ON Thüringer Energie AG[2]	DE, Erfurt	76.8	796.0	70.8	1,296.0
E.ON Tiszántúli Áramszolgáltató Zrt. ("ETI")[2,4,6]	HU, Debrecen	100.0	139.0	6.6	287.6
E.ON Wasserkraft GmbH[2,4]	DE, Landshut	100.0	370.9	15.7	358.6
E.ON Westfalen Weser AG[2]	DE, Paderborn	62.8	420.0	6.2	1,061.0
Elektrorazpredelenie Gorna Oryahovitza AD[2,6]	BG, Gorna	67.0	60.1	-3.6	115.0
Elektrorazpredelenie Varna AD[2,6]	BG, Varna	67.0	69.2	-4.1	125.6
Jihoceská plynárenská, a.s. ("JCP")[2]	CZ, České Budějovice	99.0	89.0	5.6	130.0
Jihomoravská plynárenská, a.s. ("JMP")[3,6]	CZ, Brno	43.7	192.5	27.5	519.3
Közép-dunántúli Gázszolgáltató Zrt.[2,4,6]	HU, Nagykanizsa	98.1	63.9	4.3	194.1
Pražská plynárenská, a.s.[3,6]	CZ, Prague	49.3	100.9	6.3	262.6
Západoslovenská energetika a.s. ("ZSE")[3,6]	SK, Bratislava	49.0	322.1	79.1	634.2
Pan-European Gas market unit					
E.ON Ruhrgas AG[2,4]	DE, Essen	100.0	3,501.5	1,221.6	21,757.6
A/s Latvijas Gāze[3,6]	LV, Riga	47.2	329.2	34.0	191.6
AB Lietuvos Dujos[3,6]	LT, Vilnius	38.9	535.5	13.4	171.3
E.ON Földgáz Storage Zrt.[2]	HU, Budapest	100.0	267.5	24.8	108.5
E.ON Földgáz Trade Zrt.[2]	HU, Budapest	100.0	199.0	-105.0	1,961.8
E.ON Gastransport AG & Co. KG[2,7]	DE, Essen	100.0	115.6	41.9	1,224.9
E.ON Gaz România S.A.[2]	RO, Târgu Mureş	51.0	333.0	17.7	701.6
E.ON Ruhrgas E&P GmbH[2,4]	DE, Essen	100.0	876.6	74.6	-
E.ON Ruhrgas International AG[2,4]	DE, Essen	100.0	1,934.7	160.0	-

Major Shareholdings as of December 31, 2006

Name	Location	Ownership interest %	Stock-holders' equity[1] €m	Earnings[1] €m	Sales[1] €m
E.ON Ruhrgas Norge AS[2]	NO, Stavanger	100.0	27.9	10.9	130.1
E.ON Ruhrgas UK North Sea Limited[2,8]	GB, Aberdeen	100.0	596.5	-6.8	0.0
Erdgasversorgungsgesellschaft Thüringen-Sachsen mbH ("EVG")[3,6]	DE, Erfurt	50.0	84.9	27.8	620.1
Etzel Gas-Lager Statoil Deutschland GmbH & Co. KG[3,6]	DE, Friedeburg-Etzel	74.8	24.9	21.5	46.9
Ferngas Nordbayern GmbH[2]	DE, Nuremberg	70.0	95.1	24.2	984.4
Gasum Oy[3,6]	FI, Espoo	20.0	203.9	22.6	635.0
Gas-Union GmbH[3,6]	DE, Frankfurt am Main	25.9	77.4	12.9	1,057.1
Interconnector (UK) Limited[3,6,9]	GB, London	23.6	50.7	55.0	170.7
MEGAL Mittel-Europäische-Gasleitungsgesellschaft mbH & Co. KG[3,6]	DE, Essen	51.0	30.9	9.4	53.9
NETRA GmbH Norddeutsche Erdgas Transversale & Co. KG[3,6]	DE, Emstek	40.6	161.6	54.6	105.1
OAO Gazprom[3,6]	RU, Moscow	6.4	80,269.7	8,975.2	39,305.0
Saar Ferngas AG[3,4,6]	DE, Saarbrücken	20.0	140.2	38.3	1,166.0
Slovenský Plynárenský Priemysel, a.s. ("SPP")[3,6]	SK, Bratislava	24.5	2,189.9	542.8	2,283.4
Thüga Aktiengesellschaft[2,4]	DE, Munich	100.0	2,355.4	308.2	354.5
Trans Europa Naturgas Pipeline Gesellschaft mbH & Co. KG[3,6]	DE, Essen	51.0	32.1	24.4	70.6
U.K. market unit					
E.ON UK plc[2,6]	GB, Coventry	100.0	4,707.4	936.8	10,109.4
Central Networks East plc[2,6]	GB, Coventry	100.0	748.6	145.9	448.0
Central Networks West plc[2,6]	GB, Coventry	100.0	663.2	117.6	421.7
Corby Power Ltd.[2,6]	GB, Corby	50.0	72.4	17.9	63.0
E.ON UK CHP Ltd.[2,6]	GB, Coventry	100.0	-140.5	-63.1	214.9
E.ON UK CoGeneration Limited[2,6]	GB, Coventry	100.0	11.7	3.6	52.3
E.ON UK Renewables Holdings Limited[2,6]	GB, Coventry	100.0	10.0	-8.0	0.0
Economy Power Limited[2,6]	GB, Coventry	100.0	11.5	0.4	153.8
Enfield Energy Centre Limited[2,6]	GB, Coventry	100.0	192.3	139.8	54.8
Powergen Retail Ltd.[2,6]	GB, Coventry	100.0	1,836.4	183.0	4,993.6
Nordic market unit					
E.ON Nordic AB[2,8]	SE, Malmö	100.0	4,448.1	136.1	0.0
E.ON Sverige AB[2]	SE, Malmö	55.3	3,576.7	-43.8	4.1
U.S. Midwest market unit					
E.ON U.S. LLC[2]	US, Louisville	100.0	4,578.9	78.1	0.0
E.ON U.S. Capital Corp.[2]	US, Louisville	100.0	625.7	-15.7	0.0
Kentucky Utilities Company ("KU")[2]	US, Lexington	100.0	906.0	120.9	963.7
LG&E Energy Marketing Inc.[2]	US, Louisville	100.0	-307.2	-14.0	118.8
Louisville Gas and Electric Company ("LG&E")[2]	US, Louisville	100.0	830.8	90.1	1,065.5
Other					
Aviga GmbH[2]	DE, Duisburg	100.0	1.204.7	7.4	0.0
E.ON North America, Inc.[2,6]	US, New York	100.0	173.6	-2.2	0.0
E.ON Ruhrgas Holding GmbH[2,4]	DE, Düsseldorf	100.0	10.040.5	1.196.6	0.0
RAG Aktiengesellschaft[3,6]	DE, Essen	39.2	486.9	0.0	4,206.8

[1]Figures reflect the financial statements prepared in accordance with the GAAP of each individual country and do not reflect the amounts included in the E.ON AG Consolidated Financial Statements. Stockholders' equity of non-eurozone companies is translated into euros at year-end rates; earnings and sales of these companies are translated into euros at annual average rates.
[2]Consolidated subsidiary.
[3]Other shareholding.
[4]Profit and loss pooling agreement (earnings before pooling).
[5]This company exercised its exemption option under Section 264, Paragraph 3, of the German Commercial Code.
[6]Mainly prior-year figures unless profit and loss pooling agreement exists.
[7]Stockholders' equity in the amount of €115.6 million, of which €90 million in unpaid capital contributions has not yet been demanded.
[8]Figures calculated pursuant to U.S. GAAP.
[9]Sales reflect the figure recorded for the period ended September 30, 2006.
[10]Includes shares held in trust.

Actuarial gains and losses
The actuarial calculation of provisions for pensions is based on forecasts of a number of variables, such as projected future salaries and pensions. An actuarial gain or loss is recorded when the actual numbers turn out to be different from the projections.

Adjusted EBIT
Adjusted earnings before interest and taxes. An indicator of our businesses' long-term earnings power, adjusted EBIT is our key performance metric. It is an adjusted figure derived from Income/Loss (-) from continuing operations and does not include our financing activities. The main adjustments are nonrecurring or rare expenses and income (see Other nonoperating earnings).

Adjusted EBITDA
Adjusted earnings before interest, taxes, depreciation, and amortization.

Adjusted net income
An earnings figure after interest income, incomes taxes, and minority interests that has been adjusted to exclude certain extraordinary effects. The adjustments include book gains and losses on disposals, restructuring expenses, and other nonoperating income and expenses of a nonrecurring or rare nature (after taxes and minority interests). Adjusted net income also excludes Income/Loss (-) from discontinued operations, net.

ADR
Abbreviation for American depositary receipt. These are depositary certificates issued by U.S. banks and traded on U.S. stock exchanges in place of a foreign share. ADRs make it easier for foreign companies to gain access to U.S. investors.

Balancing energy
Energy not scheduled in advance that is required to meet energy imbalances within a power system in real time. It is supplied to a transmission system operator ("TSO") by various types of reserve generating equipment that can respond quickly to the TSO's request for more or less energy, ensuring that customers have a stable supply of electricity.

Barrel ("bbl")
Unit of capacity for crude oil and petrochemical products. A barrel is equal to 42 U.S. gallons, 35 Imperial gallons, and 159 liters; "bbl" is actually an abbreviation of "blue barrel," referring to the blue-colored 42-gallon steel drums used by Standard Oil in the late nineteenth century.

Baseload
Minimum amount of electricity delivered or required within a power system. Since this minimum is typically at night, baseload is the sum of the electricity consumed by industrial facilities that operate 24 hours a day, by street lights, and by commercial and residential appliances that run around the clock (refrigerators, air conditioners, electric space heating).

Beta factor
Indicator of a stock's relative risk. A beta coefficient of more than one indicates that a stock has a higher risk than the overall market; a beta coefficient of less than one indicates that it has a lower risk.

Biomass
Organic material made from plants and animals. Typical examples relevant for the energy industry are wood, crops, manure, and some types of garbage. Biomass can, for example, be burned in combined-cycle generating units to produce both electricity and heat.

Brent crude oil
A light crude oil with a low sulfur content. It is extracted from beneath the North Sea floor between the Shetland Islands and Norway and traded at London's International Petroleum Exchange ("IPE") and other European exchanges. Because Brent is Europe's most commonly traded crude oil, the price of the IPE Brent futures contract is often used as Europe's benchmark price.

British thermal unit ("Btu")
Amount of heat required to raise the temperature of one pound of water by one degree Fahrenheit. It is used to compare the heat-producing value of different fuels. In the U.S., fuels such as natural gas are priced in millions of Btu ("MmBtu"). One MmBtu equals 0.29307 MWh, which is enough energy to provide electric service to about 300 homes for one hour.

Capital employed
Capital employed represents the entire capital tied up in a reporting entity. On the fixed asset side, it includes intangible assets and property, plant, and equipment. On the nonfixed asset side, it includes only shares in affiliated and associated companies, since other types of financial assets (loans and securities) are interest-bearing and therefore not included in ROCE (see ROCE).

Carbon dioxide ("CO_2")
A colorless, odorless gas that at very low concentrations is a natural component of air. It is formed by the combustion of carbonaceous matter.

Cash flow statement
Calculation and presentation of the cash a company has generated or consumed during a reporting period as a result of its operating, investing, and financing activities.

CO_2 emission certificate trading
EU-wide emissions trading scheme. Energy production and energy-intensive industrial facilities must demonstrate that they have certificates commensurate with their CO_2 emissions. EU member states allocate emissions certificates to facility operators. If operators produce more CO_2 than anticipated, they must either reduce the CO_2 emissions of their facilities or buy additional emissions certificates. If they produce less CO_2, they may sell their unused certificates on the open market.

Cogeneration Protection Law
German law designed to promote the maintenance, modernization, and growth of cogeneration capacity in order to reduce energy consumption and protect the earth's climate. Depending on the size and age of a qualifying cogeneration facility, its operator receives, in addition to the market price, a subsidy payment for each kilowatt-hour of electricity the facility delivers onto the power system.

Combined heat and power ("CHP")
Generating technology in which both electric and thermal energy are obtained from a single energy source, which makes CHP generating units significantly more efficient.

Commercial paper ("CP")
Unsecured, short-term money market obligations issued by commercial firms and financial institutions. CP is usually quoted on a discounted basis, with repayment at the par value.

Compressor station
Facilities placed roughly every 100 to 250 kilometers (60 to 150 miles) to move natural gas in transport pipelines through the creation of pressure differentials.

Contractual trust arrangement ("CTA")
Model for financing pension obligations under which company assets are converted to assets of a pension plan administered by an independent trust that is legally separate from the company.

Control area
Power system or part of a power system in which the transmission system operator ensures system stability by matching, at all times, generation and consumption by means of balancing energy.

Control area imbalance calculation
Calculation of the difference between generation and consumption within a control area over a specified period of time.

Cost of capital
Weighted average of the costs of debt and equity funds (weighted average cost of capital: "WACC"). The cost of equity is the return expected by an investor in a given stock. The cost of debt is equivalent to a firm's long-term financing terms. The interest on corporate debt is tax deductible.

Discontinued operations
Businesses or parts of a business that are planned for divestment or have already been divested. They are subject to special disclosure rules.

Dispatch
The monitoring and controlling of an integrated electric or natural gas supply system such that energy is supplied as economically and reliably as possible.

District heating
System by which heat (steam or hot water) produced at a central source is distributed through a network of pipes to several buildings and sometimes an entire district of a city.

Energy efficiency
Ratio between the amount of energy produced by a machine and the amount of energy it consumes, indicating the efficiency of a particular energy transformation technology.

Energy Law of 2005
German law designed to create market conditions a) under which the general public will have access to a reliable, economically priced, consumer-friendly, efficient, and environmentally friendly supply of natural gas and electricity and b) that ensure effective competition in these industries.

Entry-exit model
Pricing model for natural gas transport under which shippers can book pipeline receipt and delivery points separately and in different volumes, use transmission capacity without specifying a transport path, and aggregate it with the capacity of other shippers.

Equity method
Method for valuing shareholdings in associated companies whose assets and liabilities are not fully consolidated. The proportional share of the company's annual net income (or loss) is reflected in the shareholding's book value. This change is usually shown in the owning company's income statement.

EU energy regulation
Energy market regulation in individual EU member states is based on EU directives. On January 10, 2007, the EU Commission took its most recent action in this area by issuing a comprehensive package of policy proposals designed to improve energy market competition in Europe.

Fair value
The price at which assets, debts, and derivatives pass from a willing seller to a willing buyer, each having access to all the relevant facts and acting freely.

Federal Network Agency for Electricity, Gas, Telecommunications, Post, and Railway
German federal regulatory authority that since July 2005 has, in conjunction with state-level agencies, regulatory oversight over Germany's electricity and gas networks. Its commonly used German abbreviation is BNetzA.

Financial derivative
Contractual agreement based on an underlying value (reference interest rate, securities prices, commodity prices) and a nominal amount (foreign currency amount, a certain number of stock shares). Little or no payment is necessary at the time the agreement is concluded.

Fossil fuel
Any naturally occurring energy source (such as petroleum, natural gas, or coal) formed in the earth from plant or animal remains.

Free cash flow
Cash provided by operating activities less investments in intangible assets and property, plant, and equipment.

Fuel cell
Device that generates direct current and heat by means of an electrochemical reaction between hydrogen and oxygen. Such devices are currently about 60-percent energy efficient.

Goodwill
That portion of the purchase price of a company that exceeds its book value (fixed and intangible assets less debt). Goodwill is based on projections of future earnings.

Henry Hub
Nexus of numerous interstate natural gas pipelines in Louisiana, USA. The price of the natural gas futures contract at the New York Mercantile Exchange is based on delivery at the Henry Hub. This contract is widely used in the U.S. as a benchmark price for natural gas.

High voltage
Voltages of between 60 kV und 110 kV and in Sweden up to 130 kV.

Impairment test
Periodic comparison of an asset's book value with its fair value. A company must record an impairment charge if it determines that an asset's fair value has fallen below its book value. Effective January 1, 2002, E.ON applies a U.S. accounting standard under which goodwill is no longer periodically amortized but instead is tested for impairment on at least an annual basis.

Incentive regulation
Term for a German regulatory policy under which network charges are structured so that they provide system operators with an incentive to make their operations more efficient. The regulatory agency sets a maximum for network charges or the maximum total revenues (typically over a five-year period) an operator can record for providing network services. These maximums are reduced according to a schedule of anticipated efficiency improvements. System operators have an incentive to achieve efficiencies at a faster rate than the schedule calls for because they can, despite having lowered their cost structure, still charge the maximum amount until the end of the regulation period, at which time the maximums are adjusted to reflect the actual improvements achieved. Incentives create a regulatory environment in which win-win outcomes are possible for system customers and system operators.

Incentive Regulation Ordinance
Future German ordinance designed to structure network charges in a way that goes beyond the current cost-based method so that they provide system operators with an incentive to make their operations more efficient. The process of drafting the ordinance is currently under way. The draft ordinance is expected to be presented to Germany's federal cabinet in early 2007.

International Financial Reporting Standards ("IFRS")
Under regulations passed by the European Parliament and European Council, capital-market-oriented companies in the EU must apply IFRS for fiscal years that begin on or after January 1, 2005. However, the regulations gave member states the option to allow companies to apply IFRS beginning on January 1, 2007, at the latest. In October 2004 the German parliament passed a law allowing late application.

Line loss
Difference between the electric energy delivered onto, and supplied from, a transmission or distribution system. Line loss results from resistance in conductors, conduction over insulators, coronas (luminous electrical discharges on transmission lines), and other physical phenomena.

Liquefied natural gas ("LNG")
Natural gas converted to a liquid state by pressure and severe cooling (minus 162 degrees Celsius, minus 260 degrees Fahrenheit), which reduces its volume by a factor of 600. LNG is transported in tankers to terminals where it is returned to a gaseous state. LNG is playing an increasingly important role in international gas supply.

Medium-term note program
A flexible financial instrument that establishes the contractual terms and provides standard documentation for the issuance of euro- and foreign-currency-denominated bonds.

National Balancing Point ("NBP")
Notional point on the U.K.'s National Transmission System ("NTS"). For accounting and balancing purposes, all gas traded within the NTS is said to flow through this point. Natural gas futures contracts in the U.K. are typically settled through the transfer of ownership at the NBP.

Net financial position
Difference between a company's total financial assets (cash and securities) and total financial liabilities (debts to financial institutions and third parties).

Network access charge
Amount paid to an intervening network for the use of this network to transport or distribute power or gas. In Germany these charges are priced in euro cents per cubic meter for gas and euro cents per MWh for power. Germany's Energy Law of 2005 and related regulations allow both cost- and marked-based mechanisms for setting these charges.

Network charge approvals process
Under the Energy Law of 2005 and the Gas Network Charge Ordinance, a regulatory agency must issue prior approval for cost-based power and gas network access charges. In certain circumstances, natural gas transport system operators can submit market-based charges to the regulatory authority.

Network Connection Ordinance
Establishes rules for connecting end-consumers to energy delivery networks (low-voltage electricity and low-pressure natural gas).

Nitrogen oxide ("NO_X")
Term for any of several gaseous oxides of nitrogen. The combustion of natural gas, oil, and coal is one of the ways NO_X is released into the atmosphere.

Non-GAAP financial measures
Under U.S. securities laws, financial measures not computed in U.S. GAAP must be designated as such in financial reports.

Oil price indexation
Common feature of natural gas supply contracts by which the price of natural gas is indexed to the market price for crude oil or petroleum products like heating oil and heavy oil. There is typically a lag of several months before the contract price for natural gas is adjusted to reflect oil price movements, usually in the form of a monthly average or moving average for several months.

Option
The right, not the obligation, to buy or sell an underlying asset (for instance, a security or currency) at a specific date at a predetermined price from a counterparty or seller. Buy options are referred to as calls, sell options as puts.

Ordinary share
Participation in the ownership of an enterprise. It has no par value (the nominal value assigned to a share of stock by the corporate charter at the time of issuance).

Other nonoperating earnings
Income and expenses that are unusual or infrequent, such as book gains or losses from disposals and restructuring expenses (see Adjusted EBIT).

Peakload
Maximum demand for electricity within a power system. To meet this demand and ensure system reliability as demand fluctuates, a power system must have access to extra generating capacity beyond its baseload and intermediate-load capacity.

Power Station Grid Connection Ordinance
Germany's Ministry for the Economy and Technology is currently drafting an ordinance to establish rules for connecting power plants to the transmission system. The ministry is expected to submit the draft ordinance to the German parliament in early 2007.

Primary energy
Naturally occurring forms of energy or energy sources like fossil fuels (natural gas, petroleum, hard coal, lignite), nuclear fuel (uranium), and renewables (water, solar, wind).

Primary energy consumption
Energy consumed by end users in a political entity (usually a country) over a certain period of time (usually a year). It excludes electricity consumption, but includes the energy used to produce electricity.

Pumped-storage hydroelectric plant
Facility that enables electricity to be stored for later use. Electricity produced by other generating plants (usually during off-peak hours, when electricity is cheaper) is used to pump water into an elevated storage reservoir. When additional generating capacity is needed (usually during peakload periods), the water is released to turn the turbines of a hydroelectric plant located a lower level.

Purchase price allocation
In a business combination accounted for as a purchase, the values at which the acquired company's assets and liabilities are recorded in the acquiring company's balance sheet.

Rating
Standardized performance categories for an issuer's short- and long-term debt instruments based on the probability of full repayment. Ratings provide the foundation for investors and creditors to compare the risks of various financial investments.

Regenerative energy
See Renewable energy.

Regulations on network access and charges
Issued on the basis of Germany's Energy Law of 2005 to regulate the modalities of power and gas network access charges.

Renewable energy
Energy from sources that are essentially inexhaustible. Examples include solar, biomass, hydro, wind, geothermal, wave, and tidal energy.

Renewable Energy Law
German law to promote the growth of renewable generating capacity so that Germany can meet its EU-mandated target of 12.5 percent renewable generation by 2010 and at least 20 percent by 2020. Its commonly used German abbreviation is EEG.

ROCE
Acronym for return on capital employed. A key indicator for monitoring the performance of E.ON's market units, ROCE is the ratio between adjusted EBIT and capital employed. Capital employed represents the interest-bearing capital tied up in the E.ON Group.

Stock appreciation rights ("SAR")
Virtual stock options in which compensation is in cash instead of in stock. At E.ON, the exercise gain equals the difference between the price of E.ON on the exercise date and at the time the SAR were issued.

Sulfur dioxide ("SO_2")
Heavy, pungent, toxic gas produced primarily through the combustion of sulfurous fossil fuels like coal and petroleum products.

Syndicated line of credit
Credit facility extended by two or more banks that is good for a stated period of time.

System users
Any natural or legal persons feeding energy into or taking energy out of an electricity or gas supply system.

Take-or-pay contracts
Long-term supply contracts used primarily in the natural gas industry requiring the customer to pay for a minimum quantity (typically an annual quantity) of gas whether or not delivery is accepted.

Tax shield
Deductions that reduce an enterprise's tax burden. For example, the interest on corporate debt is tax deductible. An enterprise takes this into consideration when choosing between equity and debt financing (see Cost of capital).

Therm
Measure of heat content of gas equal to 100,000 British thermal units (see British thermal units). One therm is equal to 0.0293071 MWh, which is enough energy to provide electric service to about 30 homes for one hour.

Transformer
A device for changing voltage levels; for example, from the medium voltage at which electric energy is distributed to the low voltage at which it is delivered to residential customers.

Transmission system
Interconnected system of high-voltage and ultrahigh-voltage transmission lines of at least 100 kV used to transfer electric energy in bulk from production assets to centers of consumption or to other transmission systems.

Transport system operators
Move natural gas over long distances through a system of high-pressure pipelines.

Two contract model (gas)
A model for natural gas network access in which end-customers need only one contract for entry capacity and one contract for exit capacity. Germany's Federal Network Agency determined that this is the only acceptable model. Consequently, existing network access contracts must be redrawn in line with the two-contract model by April 1 or October 1, 2007.

Ultrahigh voltage
Voltages above 110 kV (typically 220 kV and 380 kV) at which electric energy is moved in bulk over long distances.

Unbundling
EU requirement that energy companies create independent entities (with separate accounting, information, organizational, and legal structures) to manage their operations at the individual links in the electricity and natural gas value chain (production, trading, transmission, and distribution). Its purpose is to prevent energy companies from distorting competition in the EU's liberalized energy markets or engaging in discriminatory business practices or cross-subsidization.

Underground natural gas storage facility
Located in natural or manmade caverns in geological formations (in Germany, at depths of up to 2,900 meters or 1.8 miles), such facilities serve to balance seasonal or sudden fluctuations in natural gas consumption.

U.S. GAAP
Abbreviation for accounting principles that are generally accepted in United States. Accounting, valuation, and disclosure policies based on the principle of fair presentation of financial statements to provide information needed for decision-making, especially for investors.

Value added
Key measure of E.ON's financial performance based on the residual wealth calculated by deducting the cost of capital (debt and equity) from operating profit. It is equivalent to the return spread (ROCE minus the cost of capital) multiplied by capital employed, which represents the interest-bearing capital tied up in the group.

Working capital
The difference between a company's current assets and long-term liabilities.

For more information
about E.ON: Corporate Communications
E.ON AG
E.ON-Platz 1
40479 Düsseldorf
Germany

T +49 (0) 211-4579-453
F +49 (0) 211-4579-566
info@eon.com
www.eon.com

Only the German version of this Annual Report is legally binding.

Information on results: This Annual Report contains certain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON's public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON's Annual Report on Form 20-F) and in Endesa's public reports filed with the CNMV and with the SEC (including Endesa's Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Art Direction:	**Lesmo,** Düsseldorf
Production:	**Jung Produktion,** Düsseldorf
Typesetting & Lithography:	**Addon Technical Solutions,** Düsseldorf
Printing:	**Druckpartner,** Essen
Photography:	**Mareike Foecking**
	Andreas Pohlmann, pages 5, 8 and 9
	Rüdiger Nehmzow, page 8 (Dr. Bergmann)
	Hartmut Nägele, page 10
	Jo Goertz, page 14
	Isabel Etxamendi, page 15
	Siri Stafford (Getty Images), page 57
	Serge Kozak (Corbis), page 67

This Annual Report was printed on paper produced from fiber that comes from a responsibly managed forest certified by the Forest Stewardship Council.

Financial Calendar

May 3, 2007	2007 Annual Shareholders Meeting
May 4, 2007	Dividend Payout
May 9, 2007	Interim Report January - March 2007
August 15, 2007	Interim Report January - June 2007
November 13, 2007	Interim Report January - September 2007
March 6, 2008	Release of 2007 Annual Report
April 30, 2008	2008 Annual Shareholders Meeting
May 2, 2008	Dividend Payout
May 14, 2008	Interim Report January - March 2008
August 13, 2008	Interim Report January - June 2008
November 12, 2008	Interim Report January - September 2008



Invitation to the 2007 Annual Shareholders Meeting

Summary of the 2006 Annual Report

Energy for life. **All the time.**

e-on

E.ON Group Financial Highlights

€ in millions	2006	2005[1]	+/- %
Electricity sales (in billion kWh)[2]	400.4	401.7	-
Gas sales (in billion kWh)[2]	949.0	924.3	+3
Sales	67,759	56,141	+21
Adjusted EBITDA[3]	11,353	10,194	+11
Adjusted EBIT[4]	8,150	7,293	+12
Income/Loss (-) from continuing operations before income taxes and minority interests	5,133	7,152	-28
Income/Loss (-) from continuing operations	4,930	4,355	+13
Income/Loss (-) from discontinued operations, net	127	3,059	-96
Net income	5,057	7,407	-32
Adjusted net income[5]	4,386	3,640	+20
Investments[6]	5,161	3,941	+31
Cash provided by operating activities	7,194	6,544	+10
Free cash flow[7]	3,111	3,588	-13
Net financial position[8] (at year end)	-268	1,917	-
Stockholders' equity	47,845	44,484	+8
Total assets	127,232	126,562	+1
ROCE[9] (in %)	13.2	12.2	+1[10]
Cost of capital (in %)	9.0	9.0	-
Value added[9]	2,586	1,920	+35
Return on equity after taxes[11] (in %)	11.0	19.0	+8[10]
Employees (at year end)	80,612	79,570	+1
Earnings per share from net income (in €)	7.67	11.24	-32
Per share figures (in €)			
Stockholders' equity[12]	72.54	67.50	+7
Dividend per share	3.35	2.75	+22
Dividend payout	2,210	4,614[13]	-52
Market capitalization[14] (€ in billions)	67.6	57.6	+17

[1]Adjusted for discontinued operations. [2]Unconsolidated figures; includes E.ON Ruhrgas AG gas sales volume. [3]Non-GAAP financial measure; see reconciliation to net income on page 18. [4]Non-GAAP financial measure; see reconciliation to net income on page 18. [5]Non-GAAP financial measure; see reconciliation to net income on page 20. [6]Excludes other financial assets. [7]Non-GAAP financial measure; see reconciliation to cash provided by operating activities on page 24. [8]Non-GAAP financial measure; see reconciliation on page 25. [9]Non-GAAP financial measure; see derivation on pages 20-23. [10]Change in percentage points. [11]Net income excluding minority interests ÷ annual average stockholders' equity excluding minority interests. [12]Excludes minority interests. [13]Includes extra dividend of €4.25 per share. [14]Market capitalization based on ordinary shares outstanding.

E.ON Group 2006 Financial Highlights by Business Segment

€ in millions	Central Europe	Pan-European Gas	U.K.	Nordic	U.S. Mid-west	Corporate Center	Core Energy Business	Other Activities[1]	Total
Sales	28,380	24,987	12,569	3,204	1,947	-3,328	67,759	-	67,759
Adjusted EBITDA	5,484	2,839	1,790	992	590	-395	11,300	53	11,353
Adjusted EBIT	4,168	2,106	1,229	619	391	-416	8,097	53	8,150
ROCE (in %)	21.6	13.5	9.3	9.8	5.7	-	-	-	13.2
Cost of capital (in %)	9.0	8.2	9.2	9.0	8.0	-	-	-	9.0
Value added	2,431	824	13	51	-157	-	-	-	2,586
Cash provided by operating activities	3,825	589	749	715	381	935	7,194	-	7,194
Investments	2,416	880	863	631	398	-27	5,161	-	5,161
Employees (at year end)	43,546	12,417	15,621	5,693	2,890	445	80,612	-	80,612

[1]This segment consists of Degussa, which is accounted for using the equity method.

Through the fiscal year ending December 31, 2006, E.ON prepared its consolidated financial statements in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), but has adopted International Financial Reporting Standards ("IFRS") as its primary set of accounting principles as of January 1, 2007. Unless otherwise indicated, the financial data for periods beginning after January 1, 2007 reflected in this presentation has been prepared in accordance with IFRS, while that for prior periods has been prepared in accordance with U.S. GAAP. This presentation may contain references to certain financial measures (including forward-looking measures) that are not calculated in accordance with either IFRS or U.S. GAAP and are therefore considered "Non-GAAP financial measures" within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these Non-GAAP financial Measures to the most comparable US-GAAP measure or target, either in this presentation or on its website at www.eon.com. Management believes that the Non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in accordance with IFRS or U.S. GAAP, enhance an understanding of E.ON's results of operations. A number of these Non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These Non-GAAP financial measures should not be considered in isolation as a measure of E.ON's profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities and the other income or cash flow data prepared in accordance with IFRS or U.S. GAAP. In particular, there are material limitations associated with our use of Non-GAAP financial measures, including the limitations inherent in our determination of each of the relevant adjustments. The Non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly-titled measures used by other companies.

This is to invite the shareholders of our Company to attend the ordinary Shareholders Meeting, which will be held on Thursday, May 3, 2007, at 10.00 a.m. in Grugahalle in 45131 Essen, Norbertstraße 2, Germany

Agenda for the Shareholders Meeting

1. **Presentation of the adopted Financial Statements for the 2006 financial year along with the Combined Group Management Report for E.ON AG and the E.ON Group and the Report of the Supervisory Board as well as the presentation of the approved Consolidated Financial Statements**

2. **Appropriation of the Balance Sheet Income from the 2006 financial year**

   The Supervisory Board and the Board of Management propose that the balance sheet income available from the 2006 financial year in the amount of €2,209,650,851.15 be used to pay a dividend of €3.35 per no-par value share entitled to dividend payment.

3. **Discharge of the Board of Management for the 2006 financial year**

   The Supervisory Board and the Board of Management propose that discharge be granted.

4. **Discharge of the Supervisory Board for the 2006 financial year**

   The Supervisory Board and the Board of Management propose that discharge be granted.

5. **Authorization to acquire and use own shares**

   The authorization granted to the Board of Management by the Shareholders Meeting on May 4, 2006, pursuant to Section 71 paragraph 1 No. 8 German Stock Corporation Act (AktG) to acquire own shares is limited until November 4, 2007, and shall therefore be renewed. The proposed resolution governs the Company's options to acquire own shares and their subsequent use.

   The Supervisory Board and the Board of Management therefore propose that it be decided:

   a) Until November 3, 2008, the Company is authorized to acquire own shares up to a total of ten percent of the share capital. The shares acquired and other own shares, that are in possession of or to be attributed to the Company pursuant to Sections 71a et seq. of the German Stock Corporation Act (AktG) must altogether at no point in time account for more than ten percent of the share capital.

   At the discretion of the Board of Management, the acquisition may be conducted (1) through a stock exchange, (2) by means of a publicly issued formal offer or a public solicitation to the shareholders to submit offers (hereinafter "Acquisition Offer"), (3) by means of a publicly issued formal offer or a public solicitation to the shareholders to submit offers for the exchange of liquid shares, which are admitted to trading on an organized market within the meaning of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) (hereinafter "Exchange Shares"), against shares of the Company, (hereinafter "Exchange Offer") or (4) by using derivatives (put or call options or a combination of both).

   aa) If the acquisition is conducted on a stock exchange, the consideration paid by the Company for each share of the Company may not exceed the average market price of the shares on the Frankfurt Stock Exchange during the last three exchange trading days prior to the acquisition of the shares, as determined based on the arithmetic means of the XETRA trading's final auction prices, by more than ten percent and may not fall below such arithmetic means by more than twenty percent (not including incidental acquisition costs).

   bb) If the acquisition is conducted through an Acquisition Offer, the Company may either fix a purchase price or a purchase price range, at/within which it is prepared to acquire the shares.

   The purchase price may, however,—subject to an adjustment during the offer period—not exceed, respectively, fall below the average market price of the Company's shares on the Frankfurt Stock Exchange on the 5th, 4th, and 3rd exchange trading day prior to the public announcement of the Acquisition Offer, as determined based on the arithmetic means of the XETRA trading's final auction prices, by more than twenty percent (not including incidental acquisition costs). If, after the public announcement, there are significant fluctuations in the relevant share price, the purchase price may be adjusted accordingly. In this case, the average market price of the shares on the Frankfurt Stock Exchange on the 5th, 4th, and 3rd exchange trading day prior to the public announcement of any such adjustment, as determined based on the arithmetic means of the XETRA trading's final auction prices, shall be decisive. The Acquisition Offer may provide for further requirements.

In the event the Acquisition Offer is oversubscribed, the acceptance should in general be effected in proportion to the respective shares offered. However, a preferred acceptance of small offers or small parts of offers of up to a maximum of 150 shares shall be admissible.

cc) If the acquisition is conducted through an Exchange Offer, the Company may either determine an exchange ratio or a corresponding exchange range, at/within which it is prepared to acquire the shares of the Company. In doing so, it may pay a cash consideration as a supplementary purchase price payment or in order to compensate for any fractional amounts.

The exchange ratio, respectively, the exchange range in the form of one or several Exchange Shares and calculatory fractions (in each case including any fractional amounts, however, not including incidental acquisition costs) may—subject to any adjustment during the offer period—not exceed, respectively, fall below the relevant value of a share of the Company by more than twenty percent. Basis for calculating the exchange ratio, respectively, the exchange range in each case shall be the average market prices of the Exchange Shares and of the Company's shares on the Frankfurt Stock Exchange on the 5th, 4th, and 3rd exchange trading day prior to the public announcement of the Exchange Offer, as determined based on the arithmetic means of the XETRA trading's final auction prices. If the public announcement results in deviations from the relevant price of the Company's shares, respectively, of the Exchange Shares, which are not merely insignificant, the exchange ratio, respectively, the exchange range may be adjusted. In this case, the average market price of the Exchange Shares and of the Company's shares on the Frankfurt Stock Exchange on the 5th, 4th, and 3rd exchange trading day prior to the public announcement of any adjustment, as determined based on the arithmetic means of the XETRA trading's final auction prices shall be decisive. The Exchange Offer may provide for further requirements.

In the event the Exchange Offer is oversubscribed, the acceptance should in general be effected in proportion to the respective shares offered. However, the preferred acceptance of small offers or small parts of offers of up to a maximum of 150 shares shall be admissible.

dd) If the acquisition is effected using derivatives in the form of put or call options or a combination thereof, the option transactions must be entered into with a financial institution or via the stock exchange at conditions that are close to the market, for the determination of which, inter alia, the purchase price payable upon exercise of the option, the exercise price, shall be taken into account. In all cases using derivatives in the form of put or call options or a combination thereof, own shares up to the maximum of, in total, five percent of the share capital may be acquired. The term of the option may not exceed one year and ends no later than on November 3, 2008. The shareholders do not have the right—applying Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act (AktG) accordingly—to enter into such option transactions with the Company. The exercise price may not exceed the average market price of the Company's shares on the Frankfurt Stock Exchange during the last three exchange trading days prior to entering into the relevant option transaction, as determined based on the arithmetic means of the XETRA trading's final auction prices, by more than ten percent and may not fall below such arithmetic means by more than twenty percent (not including incidental acquisition costs, but taking into account the option premium paid, respectively, received).

The authorizations may be exercised in pursuance of one or several purposes by the Company but also by group companies or by third parties for the account of the Company or such group companies in full or for partial amounts, once or several times.

b) Besides selling shares via the stock exchange or by making an offer connected with the granting of subscription rights to all shareholders, the Board of Management shall be authorized, subject to the approval of the Supervisory Board, to use the shares of the Company, which were, respectively, are acquired on the basis of the authorization given under a) and/or based upon earlier authorizations of the Shareholders Meeting pursuant to Section 71 paragraph 1 No. 8 of the German Stock Corporation Act (AktG), while excluding the subscription right of the shareholders, as follows:

  aa) The aforementioned shares of the Company may be sold and transferred against cash consideration if the selling price is not significantly lower than the stock exchange price of the Company's shares at the time of the sale (Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act (AktG)). The Board of Management may only use this authorization in such a way so that the sum of the shares sold pursuant to this authorization, of the shares issued utilizing the authorized capital against cash contribution (Section 3 paragraph 2 of the Articles of Association), and of the conversion and option rights for shares granted upon issuance of debentures with conversion or option rights, respectively, conversion obligations against cash contribution—in each case with the exclusion of the subscription right of the shareholders—does not exceed ten percent of the share capital at the time the resolution about the sale of the shares is passed.

  bb) The aforementioned shares of the Company may be sold and transferred against contributions in kind, particularly in the context of mergers or the acquisition of companies, business units, shareholdings, or other assets. Sale and transfer, as used here, shall also include the granting of conversion or subscription rights as well as purchase options and the lending of shares in the context of a securities lending transaction. The aforementioned shares may furthermore be used for ending, respectively, settling valuation proceedings under company law (gesellschaftsrechtliche Spruchverfahren) of companies affiliated with the Company.

  cc) The aforementioned shares of the Company may be used in order to satisfy the rights of creditors of debentures with conversion or option rights, respectively, conversion obligations issued by the Company or by its group companies.

  dd) The aforementioned shares of the Company may be offered for acquisition and transferred to individuals employed by the Company or an enterprise affiliated with it.

The authorizations may be exercised once or several times, in full or for partial amounts, individually or collectively by the Company, but also by group companies or by third parties for the account of the Company or such group companies.

The Board of Management shall furthermore be authorized to redeem the aforementioned shares without such redemption or its implementation requiring another resolution by the Shareholders Meeting.

c) In each case, the Board of Management will inform the Shareholders Meeting about the reasons for and the purpose of the acquisition of own shares, the number of own shares acquired, and the amount of the share capital attributable to them, their share in the share capital, and the shares' countervalue. Should the XETRA system be replaced by a comparable successor system, the latter shall take the place of the aforementioned XETRA system in this authorization.

d) The authorization for the acquisition and use of own shares given by the Shareholders Meeting on May 4, 2006, under Item 5 of the Agenda, which is limited in time until November 4, 2007, shall be cancelled once this new authorization comes into force.

6. **Election of the auditors for the 2007 financial year**

The Supervisory Board proposes that Pricewaterhouse-Coopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf, be elected as auditors for the 2007 financial year.

Report of the Board of Management to the Shareholders Meeting pursuant to Section 71 paragraph 1 No. 8 in combination with Section 186 paragraph 4 sentence 2 of the German Stock Corporation Act (AktG) on Item 5 of the Agenda

The authorization is intended to give the Company the option to continue acquiring own shares and to redeem these in order to reduce any possibly oversized equity base, to use them in acquisitions as direct or indirect payment of the purchase price, or to satisfy claims of creditors of debentures with conversion or option rights or conversion obligations, to allot these to employees of the Company or of enterprises affiliated with the Company, or to resell them.

In its decision about the use of the own shares, the Board of Management will only be guided by the interests of the shareholders and of the Company. The Board of Management will report to the Shareholders Meeting if it makes any use of the proposed authorization.

In respect to the various possibilities for acquisition and disposal under the proposed authorization, the following details should be noted:

Acquisition through an Acquisition Offer or an Exchange Offer

Besides acquiring shares via the stock exchange, the Company is intended to be granted the option to acquire own shares through a public purchase offer or offer for the exchange of the Company's shares against other shares held by the Company aimed at the Company's shareholders. Furthermore, the acquisition may also be effectuated by means of a public solicitation to the shareholders to submit respective offers. For the Company, the public Exchange Offer constitutes an attractive alternative to the other forms of acquiring own shares. Thereby, the Company is awarded a larger degree of flexibility. At the same time, it becomes able to float shareholdings held by it by selling them to a wide range of investors. In order to determine an exchange ratio that is widely accepted on the market, shareholders may be asked to submit offers for an exchange within a range set by the Company.

When acquiring own shares through a public Acquisition Offer or Exchange Offer, the principle of equal treatment has to be complied with. In the event the Acquisition Offer or Exchange Offer is oversubscribed, the acceptance should in general be effected in proportion to the respective shares offered. It should, however, be permitted to provide for a preferred acceptance of small offers or small parts of offers of up to 150 shares. This serves to avoid fractional amounts when establishing acquisition quotas and small remainders, which makes technical processing easier. This rationale shall apply mutatis mutandis in the event the Company publicly solicits shareholders to submit offers and more shares are offered than the Company is willing to acquire.

Acquisition via Derivates (Put or Call Options)

The authorization also provides for the possibility of using derivatives in the form of put or call options or a combination thereof in the context of acquiring own shares. Using derivatives in the form of put or call options, or a combination thereof, own shares up to the maximum of, in total, five percent of the share capital may be acquired. Through these additional alternative courses of action, the Company expands its possibilities for structuring the acquisition of own shares in an optimal manner. The Board of Management intends to use put and call options only in addition to the conventional repurchase of shares.

It may be advantageous for the Company to sell put options or to acquire call options instead of acquiring shares of the Company directly.

When granting a put option, the Company grants the acquirer of the put option the right to sell shares of the Company to a price determined in the put option (exercise price) to the Company. As a so-called writer (Stillhalter) the Company is obliged to acquire the number of shares determined in the put option at the exercise price if the put option is exercised.

As consideration for this, the Company receives the option premium when granting the put option. If the put option is exercised, the option premium paid by the acquirer of the put option reduces the total consideration paid by the Company for the acquisition of the share.

Exercising the put option makes economic sense for the beneficiary, if the price of the share of the Company is below the exercise price. From the perspective of the Company, the repurchase of shares using put option has the advantage that the exercise price is determined already on the day on which the option is concluded. The liquidity, on the other hand, flows out only on the exercise date. If the option is not exercised because the share price is higher than the exercise price on the exercise date, the Company cannot acquire own shares in this manner. However, it can keep the option premium received on the day on which the option was concluded.

When *acquiring a call option*, the Company receives the right against payment of an option premium, to purchase a previously determined number of shares at a previously determined price (exercise price) from the seller of the option, the writer (Stillhalter). Accordingly, the Company acquires the right to buy own shares. The exercise of the call option makes economic sense for the Company, if the price of the Company's shares is above the exercise price, since it is then able to buy the shares from the writer at the lower exercise price. By acquiring call options, the Company may hedge itself against rising share prices and is only required to acquire as many shares as it actually needs at the later date. In addition, the Company's liquidity is spared, since the fixed acquisition price for the shares must be paid only when the call option is exercised.

The purchase price for the acquisition of the shares by the Company upon exercise of the option must not exceed the average market price of the shares on the Frankfurt Stock Exchange during the last three exchange trading days prior to the conclusion of the relevant option transaction, as determined based on the arithmetic means of the XETRA trading's final auction prices, by more than ten percent and may not fall below such arithmetic means by more than twenty percent (not including incidental acquisition costs, but taking into account the option premium received, respectively paid).

The option transactions described herein are to be concluded with a financial institution or via the stock exchange. The right of the shareholders to conclude such option transactions with the Company is excluded in corresponding application of Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act (AktG). Thereby, the management—unlike in the case of an offer for the acquisition of the options to all shareholders—is enabled to conclude option transactions on short notice. By the determination of the option premium and exercise price described above, the shareholders are not discriminated against economically during the acquisition of own shares using put and call options. Since the Company receives, respectively, pays a fair market price, the shareholders not participating in the option transactions do not lose any value. This corresponds to the position of the shareholders during a repurchase of shares via the stock exchange, where not all shareholders are actually able to sell shares to the Company. Insofar, the preconditions of Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act (AktG) are fulfilled, according to which an exclusion of subscription rights is justified, if the economic interests of the shareholders are safeguarded due to a price determination that is close to the market.

Resale of the acquired shares at a price close to the market

When reselling acquired own shares, the authorization provides that the subscription right may be excluded in accordance with Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act (AktG). The selling price will be closely oriented according to the respective current stock exchange price and may only fall immaterially below it, if at all.

This exclusion of the subscription right provided for by law (Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act (AktG)) serves the interest of the Company, enabling it, for example, to sell own shares to new shareholder groups at home and abroad. In this respect, opportunities may arise in particular under the conditions of the respective stock markets, which should be utilized quickly, flexibly, and in a cost-efficient manner.

The Board of Management will make use of this authorization only to the extent that the sum of the shares sold pursuant to this authorization, of the shares issued against contribution in cash utilizing the authorized capital, as well as the conversion or option rights, respectively, conversion obligations for shares granted when issuing debentures with conversion or option rights, respectively, conversion obligations against contribution in cash—in each case with the exclusion of the shareholders' subscription right—does not exceed ten percent of the share capital at the time the resolution about the disposal of the shares was made.

Resale of the acquired shares against, inter alia, consideration in kind

The authorization also provides for an exclusion of subscription rights to allow the shares to be used directly or indirectly in exchange for considerations in kind, particularly also within the scope of mergers or when acquiring companies, business units, shareholdings, or other assets. When acquiring companies, the Company is also faced with increasing global competition. This international competition as well as the globalization of the economy increasingly require companies to be in a position to use their own shares as consideration during planned acquisitions. The authorization proposed is intended to give the Company the required flexibility in order to be able to acquire companies or shareholdings therein quickly and flexibly in exchange for own shares without capital measures. Furthermore, the authorization provides for own shares to be used for ending, respectively, settling valuation proceedings under corporate law (gesellschaftsrechtliche Spruchverfahren). This provides the Company with more flexibility in order to settle such proceedings.

Resale of acquired shares in connection with convertible and option bonds as well as to employees

Furthermore, the authorization provides that own shares may be used under the exclusion of the shareholders' subscription right in order to satisfy conversion or option rights, respectively, conversion obligations of creditors of debentures issued by the Company or its group companies. This may be useful in order to partly or wholly use own shares for the fulfillment of conversion or option rights, respectively, for the fulfillment of the conversion obligations during a capital increase. However, it should be taken into account here that the debentures may generally be issued themselves only safeguarding the shareholders' subscription right so that indirectly the shareholders' subscription right is preserved.

Furthermore, acquired own shares may—while excluding the shareholders' subscription right—be offered for acquisition to employees of the Company or enterprises affiliated with it. It is also be possible to use them in the context of stock-based compensation plans for transfer to the aforementioned employees.

Redemption of own shares

Finally, the own shares may be redeemed by the Company without any further resolution by the Shareholders Meeting. The Board of Management will only make use of this authorization if it believes after diligent consideration of all relevant issues that the redemption of the own shares is in the interest of the Company and thus of its shareholders.

Total Amount of Shares and Voting Rights

At the time of the calling of the General Meeting, the total outstanding share capital of the Company is divided into 692,000,000 no-par value shares issued to bearer. Only 659,597,269 of these shares bear voting rights since the voting rights vested in 32,402,731 shares that are currently held by or attributed to the Company as own shares may not be exercised.

Shareholder Motions and Nominations

The Board of Management will announce possible shareholder motions and nominations pursuant to Sections 125 et seq. of the German Stock Corporation Act (AktG) only if the petitioners provide proof of their capacity as shareholders.

Shareholder motions and nominations are to be exclusively directed to:

E.ON AG
Re: Motions for Shareholders Meeting
E.ON-Platz 1
40479 Düsseldorf
Germany
Fax: +49 (0)211-4579-610
E-mail: motions@eon.com

Motions and nominations received in time under this address will be made accessible to the other shareholders on the Internet under www.eon.com.

Attendance at Shareholders Meeting

Entitled to attend and vote at the Shareholders Meeting are only those shareholders, who have registered by the end of April 26, 2007, in text form, in German or in English language (Section 126b German Civil Code (BGB)).

The shareholders must in addition prove their right to participate in the Shareholders Meeting and to exercise the voting right. This must occur by the end of April 26, 2007, by presenting proof about the shareholding as per April 12, 2007, issued by the institution, where the shares are deposited, in text form (Section 126b of the German Civil Code (BGB)), in German or English language.

The requisite registration of the shareholders as well as the proof issued by the institution, where the shares are deposited, must have been received by the Company no later than on April 26, 2007, at the address stated by it.

E.ON AG
c/o
Bayerische Hypo- und Vereinsbank AG
FMS5HV
80311 München
Fax: +49 (0)89-5400-2519
E-mail: shareholdersmeeting@hvb.de

Upon provision of the aforementioned registration and proof of entitlement, the Company will issue admission tickets, entitling the holders to attend the Shareholders Meeting.

Proxy Voting

Shareholders, who do not want to attend the Shareholders Meeting in person, may exercise their voting rights by proxy, e.g. through a bank or a shareholder association. Shareholders will receive a form for granting power of attorney together with the admission ticket or upon request.

In addition, we offer to our shareholders to grant already prior to the Shareholders Meeting power of attorney to proxy holders nominated by the Company in writing to E.ON AG, c/o Computershare HV-Services AG, Prannerstraße 8, 80333 München, Germany, or by Fax +49 (0)8138-9306-9980, who will cast their votes according to the instructions given by the shareholders. Those shareholders, who wish to grant a power of attorney to the proxy holders nominated by the Company, will require an admission ticket to the Shareholders Meeting for this.

Shareholders will receive the admission ticket to the Shareholders Meeting following registration and proof of their entitlement to attend, as described above.

Instead of in writing or by fax, proxy and instructions to the proxy holders nominated by the Company may alternatively be issued electronically over the Internet using the procedure determined by the Company. Such proxy and instructions may still be issued, respectively, changed even during the Shareholders Meeting until 11.00 a.m. (CET).

The details pertaining to the granting of proxy and issuance of instructions to the proxy holders appointed by the Company are described in an instruction leaflet, which will be mailed to the shareholders together with the admission ticket. The corresponding information is also available over the Internet under www.eon.com.

Düsseldorf, March 2007

The Board of Management

Comprehensive Annual Report

The Annual Report contains details of the Financial Statements of our Company and group. The Annual Report is available from E.ON AG, E.ON-Platz 1, 40479 Düsseldorf, Germany, and can be downloaded over the Internet at www.eon.com.

Questions during the Shareholders Meeting

Shareholders wishing to ask questions at the Shareholders Meeting are kindly requested to submit inquiries to E.ON AG in writing prior to the Shareholders Meeting, if possible.

Dividend Payment

The dividend will be paid out by the depositary banks from Friday, May 4, 2007 according to the resolution of the Annual Shareholders Meeting. The dividend will normally be subject to a deduction of 20 percent withholding tax and 1.1 percent solidarity surcharge (= 5.5 percent of the withholding tax), resulting in total tax deductions of 21.1 percent.

For **German resident shareholders** the withholding tax and solidarity surcharge will be credited against their income tax or corporate income tax and solidarity surcharge liabilities and refunded in the case of overpayment.

Withholding tax and solidarity surcharge will not be deducted in the case of shareholders who have submitted to the depositary bank a "non-assessment certificate" issued by the German tax authorities. The same applies to shareholders who have submitted an "exemption certificate" to their depositary bank to the extent that the exempted amount has not already been set against other income from capital investments. Only the taxable part of the dividend is set against the exempted amount (half-income principle).

Foreign shareholders may be able to benefit from a double tax treaty between their country of residence and Germany. The applicable withholding tax rate and therefore the amount of solidarity surcharge is generally reduced under these agreements. Claims for repayment must be submitted to the German *Bundeszentralamt für Steuern*, 53225 Bonn, Germany, by December 31, 2011 at the latest.

Dear Shareholders,

In the 2006 financial year E.ON again posted improvements in all its key financial figures. We more than offset the considerable adverse effects of the regulation of Germany's power and gas networks, in particular by achieving operating improvements in other parts of our business and through the first-time consolidation of newly acquired companies. This positive development demonstrates that the systematic and rapid transformation of E.ON into a focused power and gas company along with the targeted expansion of our market positions was the right course to take. In recent years, we've achieved growth in Central and Eastern Europe, for example in Romania, Bulgaria, and Hungary, where in 2006 we completed the acquisition of MOL's gas business.

E.ON now supplies customers with power and gas in more than 20 countries. We have been and will continue to be a pacesetter for the integration of the EU's regional markets into a single European market for energy. That's why we support the European Commission's goal of developing a consistent, long-term energy policy and better integrating what have until now largely been national energy markets. At the present time, European markets vary significantly. The United Kingdom has fairly high switch rates among both power and gas customers and has a good deal of experience with energy market regulation, whereas Germany and Continental Europe still have a way to go in these areas. That's why we've seized the initiative for more competition in Germany's power and gas markets in all parts of the value chain, from generation and transport to end-customers.

For example, we're working to increase capacity for cross-border power transfer which will provide an important foundation for increasing the volume of European power trading. Similarly, we actively support efforts to bring together Europe's predominantly national power exchanges to form a Europe-wide power trading marketplace. We're also putting the pressure on in Germany's natural gas market. By combining the market areas of our transport pipeline system in Germany, by building additional pipeline capacity for natural gas imports, by auctioning storage capacity, and by supporting the creation of a German natural gas exchange, we're providing decisive impetus to gas trading on what is Europe's biggest gas market. And we expect our new retail energy supplier "E wie Einfach" ("E as in Easy"), which was launched on February 1, 2007, to shake up Germany's retail power and gas markets.



We're stimulating competition because we're convinced that commercial initiatives are always preferable to anti-market intervention. It's particularly doubtful that competition would be enhanced by requiring utilities to relinquish ownership of their power and gas networks. Ownership unbundling would be a serious infringement of your rights as the owners of this company. And that's something we can't allow. But there's no need for ownership unbundling, since the existing legal and regulatory framework is sufficient to ensure nondiscriminatory network access. This kind of intervention would not only have no effect on competition, it would also create uncertainty and thus endanger urgently needed investments in our security of supply. And enhancing energy security is one of the key challenges faced by Europe, whose energy needs are rising while the competition for resources is becoming significantly fiercer.

We're doing more than any other European energy company to meet this challenge. Over the next three years, we're going to invest more than €25 billion, mainly in state-of-the-art power plants and network infrastructure and in natural gas production. In 2006 we took important steps to improve Europe's energy security. We're deepening our natural gas partnership with Russia through new supply contracts that today secure one third of our current natural gas procurement needs through to 2036, our plan to acquire a stake in Yushno Russkoye gas field in Siberia, and the new Baltic Sea pipeline. We're also looking at new supply pathways and new source countries for natural gas because broad diversification is the only way to prevent being overdependent. One highly promising option is liquefied natural gas ("LNG"). We want to help shape this business. Our plans for Germany's first LNG terminal, to be sited in Wilhelmshaven, are moving forward. We're also pursuing LNG projects on the Croatian island of Krk and on the English Isle of Grain. We're holding intensive talks with potential suppliers and have already concluded a cooperative agreement with Algeria's Sonatrach, the world's fourth-largest LNG producer.

Our investments in our power business will also enhance energy security for our customers. Over the next few years, we'll invest more than €11 billion to modernize existing power plants and to build new, state-of-the-art combined-cycle gas turbines and coal-fired plants in Germany, Italy, the Netherlands, the United Kingdom, Sweden, and Central and Eastern Europe. We also have a number of wind power projects—particularly offshore wind farms in the United Kingdom, Germany, and Northern Europe—and a biomass power plant, in various stages of planning. These new generating facilities will also increase the supply of electricity in these markets, which will stimulate competition and, over the long term, lead to lower electricity prices. In addition, we're already planning for the future. In Germany we intend to start building the world's first coal-fired power plant with a thermal efficiency of more than 50 percent in 2010. We're also working on the next generation of coal technology—carbon capture—and plan to build pilot plants in Germany, the United States, and the United Kingdom.

Innovative technologies for power and gas supply form the technical backbone of our company as we compete in the marketplace. It's clear that it takes a strong company to make these significant investments in natural gas supply, power plants, and network infrastructure. Our results demonstrate that we're up to the task. We grew sales in 2006 by 21 percent to €67.8 billion. Our adjusted EBIT of €8.2 billion surpassed the prior year's record figure by 12 percent. Our return on capital employed of 13.2 percent was well above our pretax cost of capital of 9 percent. This raised our value added to €2.6 billion. E.ON stock also performed well in 2006, closing the year more than 17 percent higher—and this after a 30 percent increase in the previous year. In fact, shareholders who reinvested their dividends (including the special dividend) saw the value of their E.ON portfolio increase by 26.6 percent in 2006. E.ON thus outperformed Germany's DAX index (which gained 22 percent on the year) and the EURO STOXX 50 (which gained 18 percent). We believe that E.ON stock is attractive to investors and that this is enhanced by our dividend policy. At the Annual Shareholders Meeting on May 3, 2007, we will propose that the dividend be raised by 22 percent to €3.35 per share. Per-share dividends have therefore increased by 15.9 percent on average per year since 2001.

We're also optimistic about the current year. We expect that our 2007 adjusted EBIT will slightly surpass the high prior-year figure. We're setting out to accomplish a lot this year. We're carrying out the most ambitious investment program in our company's history. We're continuing the process begun last February of acquiring the Spanish energy utility Endesa. Since announcing the offer, we've cleared a number of difficult political and legal hurdles.

Now it's Endesa shareholders' turn to speak. They have until the March 29 deadline to decide on our offer. We plan to stick to our offer, even after it was announced in late February that Enel, an Italian power company, had purchased Endesa stock. We continue to work with undiminished energy to convince Endesa shareholders of the advantages of our offer.

This program represents a significant challenge for E.ON and above all for our employees. But when I see the skill, dedication, and enthusiasm with which they meet these challenges, I know we're going to get there. When you have a team that enthusiastically sets off for new shores, every challenge is an opportunity.

Sincerely yours,



Dr. Wulf H. Bernotat
Düsseldorf
March 7, 2007

This letter to shareholders contains certain financial measures (adjusted EBIT, ROCE, and value added) that are not calculated in accordance with IFRS or U.S. GAAP and are therefore considered "non-GAAP financial measures" within the meaning of the U.S. federal securities laws. In accordance with applicable rules and regulations, E.ON has presented in this report a reconciliation or derivation of each non-GAAP financial measure to the most directly comparable U.S. GAAP measure for historical measures w an equivalent U.S. GAAP target for forward-looking measures (please see the commentary on non-GAAP financial measures on the inside front cover of this report).



0.45 kWh for special memories

Energy fuels economies. In 2006 we delivered 400 billion kilowatt-hours of electricity and 949 billion kilowatt-hours of natural gas to our customers in more than 20 countries. Our energy makes an important contribution to the work and well-being of millions of people. Safely and reliably.

For each of our customers, our energy is what makes many special moments in life possible. From a meal cooked with friends to the memories captured on home movies, from a relaxing evening by the fire to the pulsating sound of a rock concert. Everyday situations and special occasions become brighter, warmer, and more exciting. Because we provide the right energy. Today and tomorrow.

To make sure this remains so in the future, we are hard at work today to ensure energy supply security tomorrow. In order to achieve this, we are investing in state-of-the-art power plants, more renewables capacity, and robust energy networks. We are further diversifying our natural gas procurement through investments in our own production assets, long-term supply agreements, and promising LNG projects. So that our customers' energy supply remains secure well into the future. Energy for life. All the time.

- → Adjusted EBIT up 12 percent
- → Cash provided by operating activities above prior-year level
- → Management to propose raising dividend to €3.35
- → 2007 adjusted EBIT expected to slightly surpass prior-year level

E.ON Group[1]			
€ in millions	2006	2005[2]	+/- %
Sales	67,759	56,141	+21
Adjusted EBITDA[3]	11,353	10,194	+11
Adjusted EBIT[3]	8,150	7,293	+12
Net income	5,057	7,407	-32
Adjusted net income[4]	4,386	3,640	+20
ROCE[5] (in %)	13.2	12.2	+1[6]
Value added[5]	2,586	1,920	+35
Cash provided by operating activities	7,194	6,544	+10
Net financial position[7] (at year end)	-268	1,917	-
Investments[8]	5,161	3,941	+31
Employees (at year end)	80,612	79,570	+1

[1]All subsequent commentary for the E.ON Group also applies to E.ON AG.
[2]Adjusted for discontinued operations.
[3]Non-GAAP financial measure; see reconciliation to net income on page 18.
[4]Non-GAAP financial measure; see reconciliation to net income on page 20
[5]Non-GAAP financial measure; for derivation see the section entitled "ROCE and Value Added."
[6]Change in percentage points.
[7]Non-GAAP financial measure; see reconciliation on page 25.
[8]Excludes other financial assets.

Earnings Situation

Economic development in 2006 was as robust worldwide as in the eurozone, the United Kingdom, Scandinavia, and the United States. Energy consumption, however, was stagnant in the regions where we operate. Energy consumption rose only incrementally in Germany and remained unchanged in U.K. and Nordic's sales territories, while electricity and natural gas consumption declined in Kentucky. On the whole, our business developed well in this environment. We increased adjusted EBIT more than we had anticipated at year end 2005. Three of our market units—U.K., Nordic, and U.S. Midwest—operate outside the eurozone. With the exception of U.K., the respective foreign-exchange rates did not have a significant impact on our earnings situation in 2006.

Sales

Central Europe, Pan-European Gas, and U.K. all contributed to the significant increase in sales, which was mainly due to the following factors: the global increase in commodity and energy prices which led to higher average power and natural gas prices, the inclusion of newly consolidated regional utilities particularly in Bulgaria, Hungary, Romania, and the United Kingdom, and weather-driven volume increases in the natural gas business.

Sales			
€ in millions	2006	2005[1]	+/- %
Central Europe	28,380	24,295	+17
Pan-European Gas	24,987	17,914	+39
U.K.	12,569	10,176	+24
Nordic	3,204	3,213	-
U.S. Midwest	1,947	2,045	-5
Corporate Center	-3,328	-1,502	-
Sales	**67,759**	**56,141**	**+21**

[1]Adjusted for discontinued operations.

Central Europe grew sales by €4 billion relative to the prior year. The increase is attributable to the expansion of its operations (particularly in Central Europe East), adjustments to power and gas prices resulting from the global rise in commodity and energy prices, and the passthrough of the costs of the significantly greater volume of electricity purchased under Germany's Renewable Energy Law.

Pan-European Gas increased sales by €7 billion to €25 billion in 2006. Sales growth in the midstream business resulted primarily from higher sales volumes in conjunction with higher average sales prices. Higher sales prices for oil and natural gas also had a positive effect on sales in the upstream business. The inclusion of E.ON Ruhrgas UK North Sea Limited (formerly Caledonia Oil and Gas) was another particularly positive factor. Pan-European Gas increased its stake in Njord Field in Norway, which also had a positive effect on sales. Consolidation effects were responsible for a significant increase in sales at Downstream Shareholdings.

U.K. increased its sales in 2006 compared with the prior year primarily due to price increases in the retail business brought on by higher wholesale power and natural gas prices.

[1]This is an abridged version of the Combined Group Management Report published in the 2006 E.ON Annual Report. Commentary for depreciation, amortization and impairments affecting adjusted EBIT and the table regarding the reconciliation of adjusted interest income are transferred from the Notes to the Consolidated Financial Statements.


1.67 kWh for cooking with friends

Nordic's sales of €3.2 billion remained stable compared with the prior year. Sales declines due to the decrease in hydropower and nuclear generation were offset by higher average sales prices.

U.S. Midwest's sales were lower compared to the prior year primarily due to lower sales volumes resulting from milder weather in 2006. These effects were partially offset by higher revenues on environmental capital spending in the regulated business.

Adjusted EBIT

Earnings before interest and taxes and adjusted to exclude certain extraordinary items ("adjusted EBIT") is our key figure for purposes of internal management control and as an indicator of a business's long-term earnings power. Adjusted EBIT enables us to measure the operating performance of our individual market units

Adjusted EBIT is derived from income/loss (-) from continuing operations before income taxes and interest income and adjusted to exclude certain extraordinary items. The adjustments include book gains and losses on disposals, restructuring expenses, and other nonoperating income and expenses of a nonrecurring or rare nature. In addition, interest income is adjusted using certain economic criteria. In particular, the interest portion of additions to provisions for pensions resulting from personnel expenses is allocated to interest income. The interest portions of the allocations of other long-term provisions are treated analogously to the degree that, in accordance with U.S. GAAP, they are reported on different lines of the Consolidated Statements of Income.

The positive earnings trend of the first three quarters of 2006 continued in the fourth. Our adjusted EBIT for 2006 significant surpassed the high prior-year level.

Adjusted EBIT

€ in millions	2006	2005[1]	+/- %
Central Europe	4,168	3,930	+6
Pan-European Gas	2,106	1,536	+37
U.K.	1,229	963	+28
Nordic	619	766	-19
U.S. Midwest	391	365	+7
Corporate Center	-416	-399	-
Core Energy Business	**8,097**	**7,161**	**+13**
Other Acitivities[2]	53	132	-60
Adjusted EBIT[3]	**8,150**	**7,293**	**+12**

[1]Adjusted for discontinued operations.
[2]This segment consists of Degussa, which is accounted for using the equity method.
[3]Non-GAAP financial measure; see the table on the next page for a reconciliation to net income.

Central Europe's adjusted EBIT rose by €238 million despite considerable adverse effects totaling €640 million from the new regulation of network charges in Germany. These negative effects were offset by higher margins in other areas. The other main factors in the earnings improvement were significant nonrecurring earnings from the sale of shareholdings and the absence of provisions for nuclear operations taken in the prior year.

Pan-European Gas's adjusted EBIT increased by €570 million. Natural gas prices are contractually linked to heating oil prices, which they track with a time lag. Continually rising oil prices negatively impacted adjusted EBIT in 2005, whereas in 2006 the price adjustment for natural gas to reflect continued high oil prices along with growth in the export business led to positive earnings development. The impairment charges taken on shareholdings in the wake of the new regulation of network charges in Germany adversely affected adjusted EBIT by €188 million.

U.K.'s adjusted EBIT rose by €266 million, principally due to price rises, increased value from the generation fleet, and the impact of profit and cost initiatives. Another key positive factor was the tariff increase in the regulated business approved by the regulator as part of a price review. These positive effects were moderated by higher natural gas procurement costs. Adjusted EBIT was also adversely impacted by higher pension and foreign-exchange costs.

Nordic's adjusted EBIT decreased by €147 million year on year to €619 million. Compared with the prior year, adjusted EBIT was negatively impacted by lower generation from hydro and nuclear assets, by increased taxes on installed hydro and nuclear capacity, and by the absence of earnings streams from the hydropower assets sold to Statkraft.

U.S. Midwest's adjusted EBIT increased by €26 million. The main factors were cost savings due to the exit from Midwest Independent Transmission System Operator ("MISO") and lower operating expenses as a result of the completion of the amortization of prior restructuring costs.

Net Income

Net income (after income taxes and minority interests) of €5.1 billion was 32 percent below the prior-year level. As anticipated, we did not repeat the extraordinarily high net income figure posted in 2005, which resulted in particular from the book gains on our successful Viterra and Ruhrgas Industries disposals.

Net Income

€ in millions	2006	2005[1]	+/- %
Adjusted EBITDA[2]	**11,353**	**10,194**	**+11**
Depreciation, amortization, and impairments affecting adjusted EBIT[3]	-3,203	-2,901	-
Adjusted EBIT[2]	**8,150**	**7,293**	**+12**
Adjusted interest income (net)[4]	-1,081	-1,027	-
Net book gains	1,205	491	-
Restructuring expenses	-	-29	-
Other nonoperating earnings	-3,141	424	-
Income/Loss (-) from continuing operations before income taxes and minority interests	**5,133**	**7,152**	**-28**
Income taxes	323	-2,261	-
Minority interests	-526	-536	-
Income/Loss (-) from continuing operations	**4,930**	**4,355**	**+13**
Income/Loss (-) from discontinued operations, net	127	3,059	-
Income/Loss (-) from cumulative effect of changes in accounting principles, net	-	-7	-
Net income	**5,057**	**7,407**	**-32**

[1]Adjusted for discontinued operations.
[2]Non-GAAP financial measure.
[3]In 2006 and 2005, the impairment charges recognized in adjusted EBIT differed from the impairment charges recorded in accordance with U.S. GAAP. In 2006, non-operating earnings can be traced to regulatory impairments on property, plant and equipment and on shareholdings at the Central Europe and Pan-European Gas market units. In addition, impairments have again been recorded in the area of generation, specifically cogeneration facilities at the U.K. market unit. Additional impairments concern intangible assets and property, plant and equipment at the Pan-European Gas, U.K. and Nordic market units. In 2005, the difference was the result of impairments recorded in the area of generation, specifically cogeneration facilities at the U.K. market unit. The commentary is transferred from Note 31 of the Notes to the Consolidated Financial Statements.
[4]See the table on the next page for a reconciliation to interest income.

Interest Income[1]

€ in millions	2006	2005
Net interest expense	**-194**	**-256**
(+) Income from loans	31	31
(-) Accretion expense related to the adoption of SFAS 143	524	511
Interest and similar expenses (net)	**-687**	**-736**
(+) Non-operating interest income (net)[2]	-5	-39
(-) Interest portion of long-term provisions	389	252
Adjusted interest income (net)	**-1,081**	**-1,027**

[1]The reconciliation is transferred from Note 31 of the Notes to the Consolidated Financial Statements.
[2]This figure is calculated by adding interest expenses and subtracting interest income. In 2005, non-operating interest income primarily related to an eliminated provision for interest that had been recognized in previous years.

Adjusted interest income (net) was €54 million below the prior-year figure. Higher interest expenses for nuclear waste management compared with the previous year were partially offset by lower interest expenses for pensions at the Central Europe and Pan-European Gas market units and the Corporate Center.

Net book gains in 2006 were significantly above the prior-year figure and resulted primarily from the sale of institutional securities funds (€619 million) and the Degussa transaction (€376 million). In the previous year, book gains resulted mainly from the sale of institutional securities funds (€371 million) and from the merger of Gasversorgung Thüringen and TEAG (€90 million).

Restructuring expenses did not occur in 2006. Restructuring expenses of €29 million in the prior year resulted principally from the integration of Midlands Electricity at the U.K. market unit.

Other nonoperating earnings primarily reflect the fulfillment of derivative gas procurement contracts and the marking to market of energy derivatives, particularly at the U.K. market unit. We use derivatives to protect our operating business from the effects of price fluctuations. At year end 2006, the marking to market of derivatives resulted in a negative earnings effect of approximately €2.7 billion. As a result of the reductions to network charges mandated by the German Federal Network Agency, we carried out intraperiod impairment tests of the network infrastructure and certain shareholdings of Central Europe and Pan-European Gas. The tests resulted in impairment charges totaling €374 million for natural gas distribution networks and for minority shareholdings with network operations. There was no need for impairment charges on electricity networks. In addition, we recorded impairment charges of €35 million on CHP assets in U.K.'s generation business and impairment charges totaling €139 million on intangible assets and property, plant, and equipment at Pan-European Gas, U.K., and Nordic. This is partly counteracted by effects from the first-time consolidation of Versorgungskasse Energie at Central Europe (€83 million). In the previous year, effects from the marking to market of derivatives resulted in a positive earnings contribution of about €1.2 billion. The negative effects in the previous year included the impairment charges taken at Degussa's Fine Chemicals division and costs relating to the severe storm in Sweden in early 2005. The prior-year figure was also adversely affected by impairment charges in U.K.'s generation business and impairment charges on deferred tax assets at the Corporate Center.

Despite our positive operating performance, income/loss (-) from continuing operations before income taxes and minority interests is considerably below the prior-year figure. The main factors were the effects of the marking to market of derivatives and impairment charges totaling €562 million at our natural gas operations resulting from the new regulation of network charges in Germany. Of this figure, €188 million was recognized in adjusted EBIT, €374 million in other nonoperating earnings. In addition, we created provisions of €551 million to address the expected consequences of the refund of so-called overcharges.

Our continuing operations recorded tax income of €323 million in 2006. The change from the prior-year figure results mainly the following effects: current income taxes were reduced from about €1.3 billion to €0.5 billion due to a higher share of tax-free income and the initial application of corporate tax credits. In addition, losses from the marking to market of energy derivatives results in deferred tax income of approximately €1.2 billion.

Income/Loss (-) from discontinued operations, net, mainly includes the results of E.ON Finland, which was sold in June 2006, and Western Kentucky Energy, which is held for sale. Pursuant to U.S. GAAP, their results are reported separately in the Consolidated Statements of Income. In the prior-year reporting period, this item also contained the results, including the book gains on the disposals, of Viterra and Ruhrgas Industries, which were sold in 2005.

Adjusted Net Income

In addition to our operating performance, net income also reflects extraordinary effects. Adjusted net income is an earnings figure after interest income, incomes taxes, and minority interests that has been adjusted to exclude certain extraordinary effects. The adjustments include net book gains, restructuring expenses, other nonoperating income and expenses (after taxes and minority interests), and extraordinary tax effects. Adjusted net income also excludes income/loss (-) from discontinued operations, net, and from the cumulative effect of changes in accounting principles, net.

Adjusted Net Income

€ in millions	2006	2005	+/- %
Net income	**5,057**	**7,407**	**-32**
Nonoperating earnings, net, and extraordinary tax effexts[1]	-544	-715	-
Income/Loss (-) from discontinued operations, net, and from the cumulative effect of changes in accounting principles, net	-127	-3,052	-
Adjusted net income[2]	**4,386**	**3,640**	**+20**

[1]Extraordinary tax effects primarily reflect corporate tax credits of €1.3 billion.
[2]Non-GAAP financial measure.

ROCE and Value Added

Groupwide Value-Oriented Management Approach

Our corporate strategy is aimed at delivering sustainable growth in shareholder value. We have put in place a groupwide planning and controlling system to assist us in planning and managing E.ON as a whole and our individual businesses with an eye to increasing their value. This system ensures that our financial resources are allocated efficiently.

E.ON's key performance metrics are return on capital employed ("ROCE") and value added. To monitor the periodic performance of our business segments, we compare each segment's ROCE with its business-specific cost of capital. In addition to ROCE, which is a relative performance metric, we also measure performance using valued added, which is an absolute performance metric.

Cost of Capital

The cost of capital employed is determined by calculating the weighted-average cost of equity and debt. This average represents the market-rate returns expected by stockholders and creditors. The cost of equity is the return expected by an investor in E.ON stock. The cost of debt equals the long-term financing terms (after taxes) that apply in the E.ON Group. The premises of the cost of capital determination are reviewed on an annual basis. The cost of capital is adjusted if there are significant changes.

The table at right illustrates the derivation of the cost of capital before and after taxes. For 2006, the E.ON Group's average cost of capital was unchanged at 5.9 percent after taxes and 9 percent before taxes. The individual market units' minimum ROCE requirement varies between 8 percent and 9.2 percent before taxes.

We are currently reviewing the costs of capital for the E.ON Group and the market units, among other factors due to the planned acquisition of Endesa.

Cost of Capital

	2006
Risk-free interest rate	5.1%
Market premium[1]	5.0%
Beta factor[2]	0.7
Cost of equity after taxes	**8.6%**
Cost of debt before taxes	5.6%
Tax shield (tax rate: 35%)[3]	-2.0%
Cost of debt after taxes	**3.6%**
Share of equity	45%
Share of debt	55%
Cost of capital after taxes	**5.9%**
Tax rate	35%
Cost of capital before taxes	**9.0%**

[1]The market premium reflects the higher long-term returns of the stock market compared with German treasury notes.
[2]The beta factor is used as an indicator of a stock's relative risk. A beta of more than one signals a higher risk than the risk level of the overall market, a beta factor of less than one signals a lower risk.
[3]The tax shield takes into consideration that the interest on corporate debt reduces a company's tax burden.

Analyzing Value Creation by Means of ROCE and Value Added

ROCE is a pretax total return on capital. It measures the sustainable return on invested capital generated by operating a business. ROCE is defined as the ratio of adjusted EBIT to capital employed. We use adjusted EBIT as our earnings metric because it is net of the effects of taxes and financial transactions. Moreover, adjusted EBIT does not include one-off and infrequent effects. In particular, these include book gains, restructuring expenses, and other nonoperating expenses and income.

Capital employed represents the interest-bearing capital tied up in the group. Capital employed is equal to a segment's operating assets less the amount of noninterest-bearing available capital. Goodwill from acquisitions is included at acquisition cost, as long as this reflects its fair value.

As in the prior year, capital employed does not include the marking to market of other share investments. The purpose is to provide us with a more consistent picture of our ROCE performance. Other share investments are recorded in the Consolidated Balance Sheets at their mark-to-market valuation. However, changes in their market value do not affect adjusted EBIT but are recorded under stockholders' equity, resulting in neither profit nor loss. This applies primarily to our shares in Gazprom.

Value added measures the return that exceeds the cost of capital employed. It is calculated as follows:

Value added = (ROCE - cost of capital) x capital employed

The table at right shows the E.ON Group's ROCE, value added, and their derivation.

E.ON Group ROCE and Value Added

€ in millions	2006	2005
Adjusted EBIT[1]	**8,150**	**7,293**
Goodwill, intangible assets, and property, plant, and equipment	61,585	60,811
+ Shares in affiliated and associated companies and other share investments	21,358	19,426
- Adjustment for mark-to-market valuation[2]	8,789	5,677
+ Inventories	3,990	2,457
+ Accounts receivable	9,756	8,269
+ Other noninterest-bearing current assets, including prepaid expenses and deferred taxes	13,991	15,520
- Noninterest-bearing provisions[3]	13,375	10,685
- Noninterest-bearing liabilities, including deferred income and deferred taxes	28,363	28,289
Capital employed (at year end)	**60,153**	**61,832**
Capital employed (annual average)[4]	**61,568**	**60,398**
Capital employed (discontinued operations)[5]	**-**	**410**
Capital employed (continuing operations, annual average)	**61,568**	**59,988**
ROCE[6]	**13.2%**	**12.2%**
Cost of capital	**9.0%**	**9.0%**
Value added[6]	**2,586**	**1,920**

[1]Non-GAAP financial measure; see reconciliation to net income on page 18.
[2]Capital employed no longer includes the mark-to-market valuation of other share investments or related deferred-tax effects.
[3]Noninterest-bearing provisions mainly include short-term provisions. They do not include provisions for pensions and nuclear waste management.
[4]In order to better depict intraperiod fluctuations in capital employed, annual average capital employed is calculated as the arithmetic average of the amounts at the beginning of the year, the end of the year, and the balance-sheet dates of the three interim reports. Capital employed amounted to €63,839 million, €61,157 million, and €60,859 million at March 31, June 30, and September 30, 2006, respectively.
[5]In 2005 the annual average capital employed of E.ON Finland was €410 million.
[6]Non-GAAP financial measure.

ROCE and Value Added by Segment

€ in millions	Central Europe		Pan-European Gas[1]		U.K.	
	2006	2005	2006	2005	2006	2005
Adjusted EBIT	4,168	3,930	2,106	1,536	1,229	963
÷ Capital employed	19,295	17,969	15,547	13,355	13,183	12,642
= ROCE	21.6%	21.9%	13.5%	11.5%	9.3%	7.6%
Cost of capital	9.0%	9.0%	8.2%	8.2%	9.2%	9.2%
Value added	2,431	2,318	824	441	13	-202

[1]Capital employed no longer includes the mark-to-market valuation of other share investments. This applies primarily to our shares in Gazprom.
[2]Effective February 1, 2003, E.ON accounts for Degussa using the equity method. Capital employed therefore decreased to E.ON's 46.5 percent interest and, effective June 1, 2004, E.ON's 42.9 percent interest, in Degussa's book value. The income generated on capital equals E.ON's share in Degussa's net income (after taxes). The change in the consolidation method also affects the cost of capital. Effective 2003, Degussa's cost of capital equals the cost of equity after taxes. In 2006 Degussa's earnings contribution and capital employed are included until the company was transferred to RAG-Projektgesellschaft on March 31, 2006.

ROCE and Value Added Performance

Our integration and growth strategy is reflected in an additional improvement of the E.ON Group's ROCE and value added performance. In 2006 our ROCE and value added were again higher compared with the prior year. With a ROCE of 13.2 percent, we substantially exceeded both our cost of capital and our on-top ROCE target of at least 10.5 percent by 2006. Value added increased to €2.6 billion in 2006.

Central Europe

Having achieved an almost unchanged ROCE, the Central Europe market unit increased its value added to €2.4 billion. Together with an increasing capital basis, which mainly resulted from an intraperiod increase in working capital and higher investments, higher electricity prices and nonoperating improvements led to a positive ROCE performance. In contrast to this, the effects of network regulation in Germany,


1.16 kWh for a tub of warm water

	Nordic		U.S. Midwest		Degussa[2]		Corporate Center		E.ON Group	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	619	766	391	365	53	132	-416	-399	8,150	7,293
	6,328	6,656	6,832	6,625	916	1,959	-533	782	61,568	59,988
	9.8%	11.5%	5.7%	5.5%	5.8%	6.7%	-	-	13.2%	12.2%
	9.0%	9.0%	8.0%	8.0%	9.6%	9.6%	-	-	9.0%	9.0%
	51	166	-157	-166	-35	-57	-	-	2,586	1,920

higher power procurement costs, and higher conventional fuel costs contributed negatively. The high returns posted by Central Europe are also attributable to its highly depreciated asset base. Central Europe's medium-term investment plan encompasses investments totaling €11.5 billion, which will lead to an increase in capital employed, particularly in the generation business.

Pan-European Gas

Pan-European Gas substantially increased both ROCE and valued added in 2006. Key factors were the absence of the significant negative effect from higher oil prices in the prior year and markedly higher foreign sales volumes. Despite an increase in capital employed, due in part to the first-time consolidation of E.ON Földgáz Trade and Storage, these factors led ROCE to increase from 11.5 to 13.5 percent.

U.K.

In 2006 U.K. achieved its cost of capital for the first time, continuing a long-term upward trend. By delivering a ROCE of 9.3 percent, U.K. made a slightly positive value contribution. This development is mainly attributable to operating improvements in the generation and retail businesses.

Nordic

Nordic recorded a decline of its ROCE to 9.8 percent in 2006. Despite this, its value added was again positive in 2006. The main negative factors were lower generation from hydro and nuclear assets and increased taxes on installed hydro and nuclear capacity compared with the prior year. Adjusted EBIT as well as capital employed were adjusted for the sale of E.ON Finland.

U.S. Midwest

U.S. Midwest's ROCE was up slightly compared with prior year. The main positive factors were operating improvements and investments in emission-reduction equipment.

Cash Flow and Financial Condition

Management's analysis of E.ON's financial condition uses, among other financial measures, cash provided by operating activities, free cash flow, and net financial position. Free cash flow is defined as cash provided by operating activities less investments in intangible assets and property, plant, and equipment. We use free cash flow primarily to make acquisitions, pay out cash dividends, repay debts, and make short-term financial investments. Net financial position equals the difference between our total financial assets and total financial liabilities. Management believes that these financial measures enhance the understanding of the E.ON Group's financial condition and, in particular, its liquidity.

Consolidated Statements of Cash Flows (Summary)

€ in millions	2006	2005
Cash provided by operating activities	7,194	6,544
Cash provided by (used for) investing activities	-4,501	442
Cash provided by (used for) financing activities	-5,849	-6,458
Net increase (decrease) in cash and cash equivalents maturing	-3,156	528
Liquid funds as shown on December 31	6,187	9,897

Cash provided by investing activities was negative in 2006. With declining proceeds from sales of shareholdings, cash used for investment activities rose significantly over the previous year. Moreover, more funds were used for fixed-term deposits and securities purchases than in 2005. Some of these financial investments were transferred during the course of the year to external fund assets for pension obligations. The additional reduction of financial debts and the distribution of the special dividend for the 2005 fiscal year are reflected in the negative cash flow from financing activities.

The E.ON Group's cash provided by operating activities in 2006 was about 10 percent above the prior-year level.

The increase in Central Europe's cash provided by operating activities is mainly attributable to the increase in gross profit on sales in the electricity business and the first-time consolidation of Versorgungskasse Energie ("VKE"). Furthermore, cash provided by operating activities was adversely affected in the prior year by nonrecurring payments relating to nuclear energy operations. An increase in working capital had a negative impact in 2006. The substantial negative impact of the new regulation of network charges in Germany will not be reflected in cash provided by operating activities until 2007.

Cash Provided by Operating Activities

€ in millions	2006	2005[1]	+/-
Central Europe	3,825	3,020	+805
Pan-European Gas	589	1,999	-1,410
U.K.	749	101	+648
Nordic	715	689	+26
U.S. Midwest	381	214	+167
Corporate Center	935	521	+414
Cash provided by operating activities	**7,194**	**6,544**	**+650**
Investments in intangible assets and in property, plant, and equipment	4,083	2,956	+1,127
Free cash flow[2]	**3,111**	**3,588**	**-477**

[1]Adjusted for discontinued operations.
[2]Non-GAAP financial measure.

Pan-European Gas's positive business performance in 2006 is not yet reflected in its cash provided by operating activities. The main reasons are the buildup of working gas in storage at E.ON Földgaz Trade (which became a consolidated E.ON company on March 31, 2006) and the price- and quantity-driven increases in expenditures for natural gas in storage at E.ON Ruhrgas AG. Other negative factors in the gas business include the later payment of supplier invoices from the prior year, lower payments from customers due to higher advance payments at the end of the prior year, and higher tax payments compared with the prior year.

U.K.'s cash provided by operating activities was significantly higher year on year. The improvement was mainly due to one-off pension fund payments made in 2005. Higher gas procurement costs were recovered through higher sales prices and efficiency-enhancing initiatives.

Nordic's cash provided by operating activities increased slightly. Negative factors included lower generation from hydro assets, outages at several nuclear power plants, and an increase in working capital. These were more than offset, however, by the absence of payments made in 2005 for damage caused the severe winter storm and lower tax payments.

Cash provided by operating activities at U.S. Midwest was higher mainly due to increased collections of accounts receivable in the first quarter of 2006 (which resulted from higher natural gas prices in the fourth quarter of 2005) and lower gas inventory costs. Cash increases were partly offset by pension contributions and MISO exit costs in 2006.

The Corporate Center's cash provided by operating activities was significantly above the prior-year level. Positive tax effects in the current year made up for the absence of income recorded in the prior year on the unwinding of cross-currency swaps.

In general, surplus cash provided by operating activities at Central Europe, U.K., and U.S. Midwest is lower in the first quarter of the year (despite the high sales volume typical of this season) due to the nature of their billing cycles, which in the first quarter are characterized by an increase in receivables combined with cash outflows for goods and services. During the remainder of the year, there is typically a corresponding reduction in working capital, resulting in surplus cash provided by operating activities, although sales volumes in these quarters (with the exception of U.S. Midwest) are actually lower. The fourth quarter is characterized by an increase in working capital. At Pan-European Gas, by contrast, cash provided by operating activities is recorded principally in the first quarter, whereas there are cash outflows for intake at gas storage facilities in the second and third quarters and for gas tax prepayments in the fourth quarter.

Net Financial Position

€ in millions	December 31 2006	December 31 2005
Bank deposits	1,747	5,859
Securities and funds (current assets)	4,440	4,038
Total liquid funds	**6,187**	**9,897**
Securities and funds (fixed assets)	6,944	6,382
Total liquid funds and non-current securities	**13,131**	**16,279**
Financial liabilities to banks (including bills of exchange)	-1,272	-1,572
Bonds (including MTN)	-9,003	-9,538
Commercial paper	-366	-
Financial liabilities to third parties	-751	-1,306
Financial liabilities to affiliated companies	-154	-134
Financial liabilities to associated companies	-1,853	-1,812
Total financial liabilities	**-13,399**	**-14,362**
Net financial position[1]	**-268**	**1,917**

[1]Non-GAAP financial measure; see the next table for a reconciliation to the relevant GAAP measures.

Due to the increase in investments in property, plant, and equipment and in intangible assets, free cash flow was 13 percent below the prior-year number.

Our net financial position of -€268 million declined by €2,185 million from the figure reported as of December 31, 2005 (€1,917 million). This is mainly attributable to financial outlays for investments in property, plant, and equipment, the acquisition of the natural gas business of Hungary's MOL, and the €5.1 billion contribution under the contractual trust arrangement. In addition, the dividend payout (including the special dividend) resulted in substantial cash outflow. Our net financial position was positively affected by proceeds from the disposal of Degussa and E.ON Finland and, in particular, by our strong cash provided by operating activities and the first-time consolidation of VKE.

To increase transparency, we have changed the presentation from the previous financial year and now also include financial liabilities to affiliated companies and to equity investments in our net financial position, which is non-GAAP financial measure. Our financial position as of December 31, 2005, was adjusted accordingly. This change facilitates the reconciliation of net financial position to a U.S. GAAP measure. The reconciliation is shown in the table below.

Reconciliation of Net Financial Position

€ in millions	December 31 2006	December 31 2005
Liquid funds shown in the Consolidated Financial Statements	**6,187**	**9,897**
Financial assets shown in the Consolidated Financial Statements	**28,302**	**25,808**
Thereof equity investments	-20,699	-18,759
Thereof shares in affiliated companies	-659	-667
Total liquid funds and non-current securities	**13,131**	**16,279**
Financial liabilities shown in the Consolidated Financial Statements	-13,399	-14,362
Net financial position	**-268**	**1,917**

Energy Industry

Three considerations dominate the energy industry: economic efficiency, security of supply, and environmental protection. On one hand, the oil dispute between Belarus and Russia and its impact on the energy supply situation in other countries served to draw greater attention to the importance of energy security. On the other, the debate about the allocation of CO_2 emission allowances in Europe underscored the importance of establishing a transparent and properly designed emission trading scheme as a mechanism for enhancing environmental protection.

Despite the slight decline in energy prices, industry observers predict that prices will remain at high levels for the foreseeable future. The International Energy Agency made a significant upward correction to its long-term oil price projection compared with last year. The reason for the correction is that the oil price increases of the last three years have not had the same negative impact on the global economy that they had in the 1980s. In many applications, natural gas and oil products are competing fuels, so their prices will likely continue to move in tandem in the future. As for coal, increased production combined with increased demand is expected to result in stable price development over the long term, leading to a wider spread between coal and oil prices.

Substantial uncertainty currently surrounds forecasts of CO_2 emission allowance prices. The future development of prices depends primarily on how restricted the allocation of allowances is. The long-term development of carbon prices will be determined by the way emissions trading is handled on a global scale.

Due in large part to a variety of European subsidy programs, renewable energies are playing an increasingly important role and continually increasing their share of the energy supply.

The global supply of uranium is secure, access to it is good, and uranium has a high energy content. These three factors serve to underscore nuclear power's role in energy supply and its contribution to energy security. Furthermore, as a emission-free energy source, nuclear power is a significant factor in Europe's ability to achieve its emission-reduction targets under the Kyoto Protocol. In the EU, these aspects are receiving considerable attention in the policymaking debate about nuclear energy and have led some countries to extend the operating lives of existing nuclear power stations and to build new ones.

Planned Takeover of Endesa

In early February 2007 the Spanish stock market regulator approved, as part of the sealed-envelope process, our final offer price of €38.75 per ordinary share and ADR for the announced acquisition of Endesa S.A. This corresponds to a total consideration of €41 billion for 100 percent of Endesa. The following forecasts for the 2007 financial year do not reflect the possible effects of the planned takeover because a result of the public tender offer is expected in April at the earliest.

Employees

The E.ON Group's workforce is expected to increase slightly (by approximately 1,200 employees) by year end 2007, with the growth coming primarily at the U.K. market unit's Energy Services and Energy Wholesale businesses.

Earnings

The 2006 financial year was the last financial year for which E.ON AG's Consolidated Financial Statements were prepared in accordance with U.S. GAAP. Effective January 1, 2007, we apply International Financial Reporting Standards ("IFRS"), which deviate substantially from U.S. GAAP in a number of respects. For this reason, the following statements refer to E.ON's adjusted EBIT performance under IFRS. However, until we publish complete Consolidated Financial Statements under IFRS for the year ended December 31, 2007, this earnings information will remain preliminary due to possible changes to individual reporting standards.

Based on the current, preliminary result of the conversion process, we expect the E.ON Group's 2006 adjusted EBIT under IFRS to be slightly above the figure disclosed under U.S. GAAP. Deviations in the two earnings figures resulting from the conversion to IFRS relate mainly to:

- the valuation of inventory
- the measurement of provisions
- the accounting for U.S. regulatory assets and liabilities
- the exercise of options provided for in the first-time application of IFRS.

The adoption of IFRS will have the following effect on the market units' adjusted EBIT compared with the published 2006 U.S. GAAP amounts: there will be no material changes for Central Europe and U.K. Adjusted EBIT at Pan-European Gas and U.S. Midwest will be significantly higher, whereas Nordic's adjusted EBIT will be significantly lower.

For 2007 we expect the E.ON Group's adjusted EBIT to again be slightly higher. However, not all market units will contribute equally to the improvement, in part due to the conversion effects described above. From today's perspective, we also anticipate a slight increase in net income in 2007. However, the development of net income will, in particular, be influenced by the marking to market of derivatives at year end.

The earnings forecast by market unit is as follows:

Based on 2006 adjusted EBIT, which reflects considerable negative effects from regulatory intervention in the network business on the one hand and operating improvements and positive nonrecurring effects on the other hand, we expect Central Europe's 2007 adjusted EBIT to be slightly above the prior-year figure. For 2007 Central Europe aims to offset the ongoing negative effects of regulatory intervention in the power and gas network business with operating improvements, including improvements in other parts of its business.

We expect Pan-European Gas's adjusted EBIT for 2007 to be below the figure for 2006. The up-/midstream business experiences negative effects from oil and gas price developments, temperature-sensitive demand at the beginning of the year, and declining earnings from the valuation of gas storage utilization. These effects will be mitigated by earnings improvements in the downstream business, particularly due to the absence of nonrecurring charges relating to the regulation of network charges in Germany and higher adjusted EBIT contributions at our shareholdings in Hungary.

The 2007 adjusted EBIT of the U.K. market unit is expected to be broadly in line with 2006. This follows a significant increase in adjusted EBIT from 2005 to 2006. The key challenges facing the business during 2007 will be optimizing value from our assets in a volatile commodity market and delivering value from our distribution assets. E.ON UK announced in January 2007 that domestic energy prices will be reduced as a result of decreasing wholesale energy prices confirming the business's intent to provide value to its customers.

We expect Nordic's adjusted EBIT for 2007 to be significantly above the level of 2006. Earnings development will be positively affected by higher volumes in both hydropower and nuclear production as well as by higher electricity prices.

E.ON U.S. expects 2007 adjusted EBIT to be below 2006 due to lower gas margins as a result of the timing of gas cost recoveries from customers.

Investments

Our investment plan is fully in line with our strategy of cementing and expanding our leading positions in the power and gas market. E.ON plans to invest a total of approximately €9.1 billion in 2007. About €7.2 billion, or 80 percent, is earmarked for property, plant, and equipment, in particular to enhance security of supply.

About €2.4 billion of investments in property, plant, and equipment will serve to maintain and replace existing generation assets. In addition, €1.8 billion will go towards modernizing and maintaining power and natural gas transport and distribution networks. About €3 billion will be invested in building additional generating capacity, expanding power and gas networks, enlarging gas storage capacity, and in gas production fields.


2007 Investment Plan
Percentages
Total: €9.1 billion
40 Central Europe
25 Pan-European Gas
15 U.K.
11 Nordic
9 U.S. Midwest

Opportunities

Positive developments in prime-interest rates, foreign-currency rates, and market prices for commodities such as electricity, natural gas, coal, oil, and carbon can create opportunities for our operations. In addition, continued positive development of market prices can create opportunities relating to the securities we own.

Periods of exceptionally cold weather—very low average temperatures or extreme daily lows—in the fall and winter can create opportunities for us to meet higher demand for electricity and natural gas. Periods of exceptionally hot weather in the summer can create opportunities for our U.S. Midwest market unit to meet the greater demand for electricity resulting from increased air conditioning use.

In addition, the further optimization of our procurement portfolio through commodity trading can create potential opportunities. In view of market developments in the United Kingdom and Continental Europe, trading at European gas hubs can create additional sales and procurement opportunities. The ongoing optimization of natural gas transport and storage rights could yield additional opportunities.

The E.ON procurement network enables us to achieve considerable scalar effects by aggregating procurement volume and to reduce costs by transferring best practices groupwide. In particular, the optimization of technical specifications for procurement amounts and the use of proven, uniform procurement processes and instruments can yield cost advantages

Our investment policy is aimed at strengthening and enlarging our leading position in our target markets and at systematically seizing opportunities, including opportunities in future markets.

Overall, we expect the E.ON Group to have another solid financial year in 2007. From today's perspective, we are unable to issue a reliable forecast for 2008 due to uncertainty surrounding economic, foreign-currency, regulatory, technological, and competition-related developments.

This excerpt from the Combined Group Management Report contains certain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON's public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON's Annual Report on Form 20-F) and in Endesa's public reports filed with the CNMV and with the SEC (including Endesa's Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

7.5 kWh for dreams of summer
in the middle of winter



E.ON stock is listed on all German stock exchanges, on the New York Stock Exchange, and on MTA International, a segment of the Italian Stock Exchange. At year end 2006, E.ON stock's weighting in the DAX index of Germany's top blue chips was 9.8 percent, which was the highest weighting in the index. As of December 29, 2006, E.ON was also the leading security in the DAX in terms of market capitalization. E.ON stock is included in all major European stock indices. In the United States, E.ON stock is traded as American depositary receipts ("ADRs"); the conversion ratio between E.ON ADRs and E.ON stock is three to one.

E.ON Stock's Development in 2006

In a strong stock market, E.ON stock advanced 17.7 percent in 2006. Shareholders who reinvested their cash dividends (including the special dividend) saw the value of their E.ON portfolio increase by 26.6 percent in 2006. E.ON thus outperformed Germany's DAX index (which gained 22 percent on the year) and the EURO STOXX index (which gained 18 percent). On the whole, the market for European utility stocks performed strongly in 2006, with the STOXX Utilities index up 39.9 percent.

E.ON Stock's Long-Term Development

Investors who purchased €5,000 worth of E.ON stock (then: VEBA stock) at the end of 1996 and reinvested their cash dividends (including the special dividend in 2006) saw the value of their investment rise to more than €15,359 by the end of 2006. This represents an average annual return of 11.9 percent, higher than Germany's DAX index (which advanced 8.6 percent per year on average over the same period) and the broader European market (the EURO STOXX averaged 10.5 percent growth per year on average). European utility stocks as measured by the STOXX Utilities index averaged 14.0 percent growth per year during the same period.

Investors who purchased €5,000 worth of E.ON stock at the end of 2001 and reinvested their cash dividends (including the special dividend in 2006) saw the value of their investment rise 117.5 percent by the end of 2006. E.ON stock considerably outperformed the German and broader European stock markets, with the DAX index rising by 27.8 percent and the EURO STOXX rising by 21.4 percent over the same five-year period, and slightly outperformed European utility stocks, with the STOXX Utilities rising by 103.5 percent.


Stock Price at Year End
€ per share
38.45
51.74
67.06
87.39
102.83
100
80
60
40
2002
2003
2004
2005
2006


Dividend Development
€ per share
1.35
1.60
1.75
2.00
2.35
2.75
3.35
3
2
1
2000
2001
2002
2003
2004
2005
2006

Dividend

At the 2007 Annual Shareholders Meeting, management will propose that the cash dividend for 2006 be increased by 22 percent, from €2.75 per share for the 2005 financial year to €3.35 per share for the 2006 financial year. Since the 2001 financial year, the dividend has thus increased from €1.60 to €3.35, which represents an average of 15.9 percent per year. Based on E.ON stock's year-end 2006 closing price, the dividend yield is 3.3 percent and the payout ratio is 50.4 percent based on adjusted net income.

E.ON Bonds

Under its Medium Term Note program, E.ON issued the following bonds on the international bond market in May 2002 (each through its finance subsidiary, E.ON International Finance B.V.):

- €4.25 billion 5.750 percent p.a., due May 29, 2009
- €0.9 billion 6.375 percent p.a., due May 29, 2017
- £0.5 billion 6.375 percent p.a., due May 29, 2012
- £0.975 billion 6.375 percent p.a., due June 7, 2032

In the secondary market, the development of E.ON bonds in 2006 differed between the bonds. The risk premiums (spreads) of the euro-denominated bonds widened slightly following the announcement of the Endesa transaction. By the end of the year, however, spreads had decreased to initial levels (for bonds due in 2009) or even slightly below (for bonds due in 2017). E.ON bonds denominated in British pounds sterling were less liquid; their spreads widened following the announcement of the Endesa transaction and were still high at year end.

Credit default swaps ("CDS"), an indicator for the capital market's perception of credit quality, widened briefly following the announcement of the Endesa transaction but by year end were below the levels seen at the beginning of the year (five-year and ten-year CDS).

E.ON AG Ratings

	Long term	Short term	Outlook
Moody's	Aa3	P-1	Review for possible downgrade
Standard & Poor's	AA-	A-1+	Credit watch with negative implications
Fitch[1]	AA-	F-1+	Rating watch negative

[1]Unsolicitated rating.

E.ON bonds are included in all relevant bond indices, in particular the iBoxx Utilities, iBoxx Non-Financials, and iBoxx Non-Financials AA. Selection for inclusion in indices is subject to strict criteria, such as a bond's rating, term, and minimum trading volume.

Investor Relations

In 2006 we again expanded our investor relations ("IR") activities. Through our regular road shows and participation in capital market conferences, we deepened the long-standing relationship of trust we enjoy with our target groups, which include institutional investors, financial analysts, and retail investors as well as people interested in E.ON stock, E.ON bonds, and stock markets in general.

We will continue our highly successful Capital Market Day series in 2007. The 2006 event was held in Stockholm to present our Nordic market unit. Approximately 80 participants used the opportunity to gain insight into Nordic's operations and have direct access to senior management from both the market unit and Corporate Center. We plan for this year's event to focus on our operations in Eastern Europe.

We also further improved our services for retail investors by increasing our presence at events designed specifically for this investor group. Our Internet platform www.eon.com provides user-friendly access to all of our IR offerings. Here, current and future E.ON shareholders will find a wide variety of information to help them evaluate E.ON stock and bonds. It includes financial reports and investor presentations as well as downloads of our telephone conferences, Capital Market Days, and the Annual Shareholders Meeting in both audio and video format, some of which are also available as podcasts.

In 2006 the quality of our work was again confirmed by how investors and analysts voted in a number of European and global surveys. These results make us more motivated to deliver even higher quality in 2007. We look forward to continued excellent relations with the capital market in 2007, which promises to be an exciting year.



Dr. Wulf H. Bernotat
Born 1948 in Göttingen
Member of the Board of Management since 2003
Chairman and CEO, Düsseldorf



Dr. Burckhard Bergmann
Born 1943 in Sendenhorst/Beckum
Member of the Board of Management since 2003
Upstream Business, Market Management,
Group Regulatory Management, Düsseldorf



Christoph Dänzer-Vanotti
Born 1955 in Freiburg
Member of the Board of Management since 2006
Human Resources, Infrastructure Services,
Procurement, Organization, Düsseldorf (since December 1, 2006)



Lutz Feldmann
Born 1957 in Bonn
Member of the Board of Management since 2006
Corporate Development/New Markets
Düsseldorf (since December 1, 2006)



Dr. Hans Michael Gaul
Born 1942 in Düsseldorf
Member of the Board of Management since 1990
Controlling/Corporate Planning, M&A, Legal Affairs, Düsseldorf



Dr. Marcus Schenck
Born 1965 in Memmingen
Member of the Board of Management since 2006
Finance, Accounting, Taxes, IT, Düsseldorf (since December 1, 2006)



Dr. Johannes Teyssen
Born 1959 in Hildesheim
Member of the Board of Management since 2004
Downstream Business, Market Management,
Group Regulatory Management, Düsseldorf

Dr. Manfred Krüper
Born 1941 in Gelsenkirchen
Member of the Board of Management since 1996
Human Resources, Infrastructure Services, Procurement,
Organization, Düsseldorf (until November 30, 2006)

Dr. Erhard Schipporeit
Born 1949 in Bitterfeld
Member of the Board of Management since 2000
Finance, Accounting, Taxes, IT, Düsseldorf (until November 30, 2006)

Executive Vice Presidents
Kiran Bhojani, Düsseldorf
Dr. Peter Blau, Düsseldorf
Gert von der Groeben, Düsseldorf
Heinrich Montag, Düsseldorf
Dr. Rolf Pohlig, Düsseldorf (until December 31, 2006)

Honorary Chairman

Prof. Dr. Günter Vogelsang
Düsseldorf

Supervisory Board

Ulrich Hartmann
Düsseldorf
Chairman

Hubertus Schmoldt
Chairman of the Board of Management,
Industriegewerkschaft Bergbau, Chemie, Energie, Hanover
Deputy Chairman

Günter Adam
Chairman of the Central Works Council, Degussa AG, Hanau (until June 30, 2006)

Dr. Karl-Hermann Baumann
Munich

Dr. Rolf-E. Breuer
Frankfurt am Main

Dr. Gerhard Cromme
Chairman of the Supervisory Board, ThyssenKrupp AG, Düsseldorf

Gabriele Gratz
Chairwoman of the Works Council, E.ON Ruhrgas AG, Essen

Wolf-Rüdiger Hinrichsen
Deputy Chairman of the Combined Works Council, E.ON AG, Düsseldorf

Ulrich Hocker
General Manager, German Investor Protection Association, Düsseldorf

Eva Kirchhof
Diploma Physicist, Munich

Seppel Kraus
Labor Union Secretary, Munich

Prof. Dr. Ulrich Lehner
President and Chief Executive Officer, Henkel Group, Düsseldorf

Dr. Klaus Liesen
Honorary Chairman of the Supervisory Board, E.ON Ruhrgas AG, Essen, and Volkswagen AG, Wolfsburg

Erhard Ott
Member of Board of Management, Unified Service Sector Union, ver.di, Berlin

Ulrich Otte
Formerly Chairman of the Central Works Council, E.ON Energie AG, Munich (until December 31, 2006)

Hans Prüfer
Chairman of the Combined Works Council, E.ON AG, Düsseldorf (since July 25, 2006)

Klaus-Dieter Raschke
Chairman of the Combined Works Council, E.ON Energie AG, Hanover

Dr. Henning Schulte-Noelle
Chairman of the Supervisory Board, Allianz AG, Munich

Prof. Dr. Wilhelm Simson
Munich

Gerhard Skupke
Chairman of the Central Works Council, E.ON edis AG, Fürstenwalde an der Spree

Dr. Georg Frhr. von Waldenfels
Former Minister of State, Attorney, Munich

Hans Wollitzer
Chairman of the Central Works Council, E.ON Energie AG, Munich (since January 4, 2007)

Supervisory Board Committees

Executive Committee
Ulrich Hartmann, Chairman
Wolf-Rüdiger Hinrichsen
Hubertus Schmoldt
Dr. Henning Schulte-Noelle

Audit Committee
Dr. Karl-Hermann Baumann, Chairman
Ulrich Hartmann
Ulrich Otte (until December 31, 2006)
Klaus-Dieter Raschke

Finance and Investment Committee
Ulrich Hartmann, Chairman
Dr. Gerhard Cromme
Wolf-Rüdiger Hinrichsen
Hubertus Schmoldt

We have audited the Consolidated Financial Statements prepared by E.ON AG, Düsseldorf, Germany, comprising the balance sheet, the income statement, the statement of changes in equity, the statement of cash flows and the notes to the financial statements, together with the Group Management Report, which was combined with the Management Report of the Company, for the fiscal year from January 1, 2006, through December 31, 2006. The preparation of the Consolidated Financial Statements in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP) and that of the Combined Management Report in accordance with German commercial law are the responsibility of E.ON AG's Board of Management. Our responsibility is to express an opinion on the Consolidated Financial Statements and the Combined Management Report based on our audit.

We conducted our audit of the Consolidated Financial Statements in accordance with Article 317 of the German Commercial Code (HGB) and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (Institute of Public Auditors in Germany) (IDW). Those standards require that we plan and perform our audit such that misstatements materially affecting the presentation of the net assets, financial position, results of operations and cash flows in the Consolidated Financial Statements in accordance with U.S. GAAP and in the Combined Management Report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the Consolidated Financial Statements and the Combined Management Report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of the entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Company's Board of Management, as well as evaluating the overall presentation of the Consolidated Financial Statements and the Combined Management Report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the Consolidated Financial Statements are in compliance with U.S. GAAP and give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group in accordance with these provisions. The Combined Management Report is consistent with the Consolidated Financial Statements and, as a whole, provides an appropriate view of the Group's position and properly presents the opportunities and risks of future development.

In addition, we confirm that the Consolidated Financial Statements for the fiscal year from January 1, 2006, through December 31, 2006, satisfy the conditions required for the Company's exemption from its obligation to prepare consolidated financial statements in accordance with IFRS, as adopted by the EU.

Düsseldorf, February 21, 2007

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Vogelpoth	Laue
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

[1] The independent auditors submitted an unqualified audit opinion on the complete Combined Group Management Report and the complete Combined Financial Statements.

E.ON AG and Subsidiaries Consolidated Statements of Income

€ in millions	Note	2006	2005
Sales	(31)	**67,759**	**56,141**
Electricity and natural gas tax		-3,562	-4,525
Sales, net of electricity and natural gas tax		**64,197**	**51,616**
Cost of goods sold and services provided	(5)	-52,304	-40,603
Gross profit on sales		**11,893**	**11,013**
Selling expenses		-4,341	-3,845
General and administrative expenses		-1,774	-1,516
Other operating income	(6)	8,232	7,564
Other operating expenses	(6)	-9,080	-5,890
Financial earnings	(7)	203	-174
Income/Loss from companies accounted for under the equity method		836	433
Other financial earnings		-633	-607
Income/Loss from continuing operations before income taxes and minority interests		**5,133**	**7,152**
Income taxes	(8)	323	-2,261
Minority interests	(9)	-526	-536
Income/Loss from continuing operations		**4,930**	**4,355**
Income/Loss from discontinued operations, net	(4)	127	3,059
Cumulative effect of changes in accounting principles, net		0	-7
Net income		**5,057**	**7,407**
€			
Earnings per share – basic and diluted	(12)		
from continuing operations		7.48	6.61
from discontinued operations		0.19	4.64
from cumulative effect of changes in accounting principles, net		0.00	-0.01
from net income		**7.67**	**11.24**

E.ON AG and Subsidiaries Consolidated Balance Sheets

€ in millions	Notes	December 31 2006	2005
Assets			
Goodwill	(13a)	15,124	15,363
Intangible assets	(13a)	3,749	4,125
Property, plant and equipment	(13b)	42,712	41,323
Companies accounted for under the equity method	(13c)	7,967	9,689
Other financial assets	(13c)	20,335	16,119
Financial receivables and other financial assets	(15)	1,394	2,059
Operating receivables, other operating assets and prepaid expenses	(15)	3,553	3,530
Deferred tax assets	(8)	1,510	1,706
Non-current assets		**96,344**	**93,914**
Inventories	(14)	3,990	2,457
Financial receivables and other financial assets	(15)	1,417	1,060
Operating receivables, other operating assets and prepaid expenses	(15)	18,337	18,180
Liquid funds	(16)	6,187	9,897
Restricted cash		587	98
Securities and fixed-term deposits		4,448	5,453
Cash and cash equivalents		1,152	4,346
Assets of disposal groups	(4)	610	681
Deferred tax assets	(8)	347	373
Current assets		**30,888**	**32,648**
Total assets		**127,232**	**126,562**

E.ON AG and Subsidaries Consolidated Balance Sheets

€ in millions	Notes	December 31 2006	2005
Stockholders' equity and liabilities			
Capital stock	(17)	1,799	1,799
Additional paid-in capital	(18)	11,760	11,749
Retained earnings	(19)	26,304	25,861
Accumulated other comprehensive income	(20)	8,212	5,331
Treasury stock	(17)	-230	-256
Stockholders' equity		**47,845**	**44,484**
Minority interests	(21)	**4,917**	**4,734**
Financial liabilities	(24)	9,959	10,555
Operating liabilities and deferred income	(24)	5,846	6,365
Provisions for pensions	(22)	3,769	8,290
Other provisions	(23)	20,406	19,112
Deferred tax liabilities	(8)	7,294	7,929
Non-current liabilities		**47,274**	**52,251**
Financial liabilities	(24)	3,440	3,807
Operating liabilities and deferred income	(24)	14,604	13,504
Provisions for pensions	(22)	116	430
Other provisions	(23)	7,802	6,030
Liabilities of disposal groups	(4)	615	831
Deferred tax liabilities	(8)	619	491
Current liabilites		**27,196**	**25,093**
Total stockholders' equity and *liabilities*		**127,232**	**126,562**

Summary of Financial Highlights[1]					
€ in millions	2002	2003	2004	2005	2006
Sales and earnings					
Sales	35,133	43,839	46,489	56,141	67,759
Adjusted EBITDA[2]	6,948	8,584	9,664	10,194	11,353
Adjusted EBIT[3]	4,242	5,645	6,747	7,293	8,150
Income/Loss (-) from continuing operations before income taxes and minority interests	-1,013	5,204	6,332	7,152	5,133
Income/Loss (-) from continuing operations	-949	3,602	4,011	4,355	4,930
Income/Loss (-) from discontinued operations	3,535	1,485	328	3,059	127
Net income	2,777	4,647	4,339	7,407	5,057
Value measures					
ROCE[4] (in %)	9.2	9.9	11.5	12.2	13.2
Cost of capital (in %)	9.5	9.5	9.0	9.0	9.0
Value added[4]	-102	251	1,477	1,920	2,586
Asset structure					
Long-term assets	86,286	86,967	88,223	93,914	96,344
Short-term assets	27,217	24,883	25,839	32,648	30,888
Total assets	113,503	111,850	114,062	126,562	127,232
Capital structure					
Stockholders' equity	25,653	29,774	33,560	44,484	47,845
thereof capital stock	1,799	1,799	1,799	1,799	1,799
Minority interests	6,511	4,625	4,144	4,734	4,917
Long-term liabilities	58,501	53,452	52,624	52,251	47,274
thereof provisions	29,159	27,085	27,328	27,402	24,175
thereof financial liabilities	17,175	14,521	13,265	10,555	9,959
thereof other liabilities	12,167	11,846	12,031	14,294	13,140
Short-term liabilities	22,838	23,999	23,734	25,093	27,196
thereof provisions	5,588	7,243	6,914	6,460	7,918
thereof financial liabilities	7,675	7,266	7,036	3,807	3,440
thereof other liabilities	9,575	9,490	9,784	14,826	15,838
Total liabilities and stockholders' equity	113,503	111,850	114,062	126,562	127,232
Cash flow and investments					
Cash provided by operating activities	3,489	5,224	5,776	6,544	7,194
Free cash flow[5]	430	2,715	3,202	3,588	3,111
Investments	23,117	8,773	4,777	3,941	5,161
Financial ratios					
Equity ratio (in %)	22.6	26.6	29.4	35.1	37.6
Long-term assets as a percentage of property, plant, and equipment	105.1	101.0	102.4	108.0	103.8
Return on equity after taxes (in %)	11.1	16.8	13.7	19.0	11.0
Net financial position[6] (financial assets less financial liabilities at year end)	-14,946	-10,011	-7,451	1,917	-268
Cash provided by operating activities as a percentage of sales	9.9	11.9	12.4	11.7	10.6

Summary of Financial Highlights[1]

€ in millions	2002	2003	2004	2005	2006
Stock					
Earnings per share from net income (in €)	4.26	7.11	6.61	11.24	7.67
Other per share figures (in €)					
Stockholders' equity[7]	39.33	45.39	50.93	67.50	72.54
Twelve-month high	59.97	51.74	67.06	88.92	104.40
Twelve-month low	38.16	34.67	49.27	64.50	82.12
Year-end closing price	38.45	51.74	67.06	87.39	102.83
Dividend	1.75	2.00	2.35	2.75	3.35
Dividend payout	1,142	1,312	1,549	4,614[8]	2,210
Market capitalization[9] (€ in billions)	25.1	33.9	44.2	57.6	67.6
E.ON AG long-term ratings					
Moody's	Aa2	A-1	Aa3	Aa3	Aa3
Standard & Poor's	AA-	AA-	AA-	AA-	AA-
Employees					
Employees at year end	97,995	57,029	59,732	79,570	80,612

[1]Adjusted for discontinued operations.
[2]Non-GAAP financial measure; see reconciliation to net income on page 18.
[3]Non-GAAP financial measure; see reconciliation to net income on page 18.
[4]Non-GAAP financial measure; see derivation on pages 20-23; figures for 2002-2004 not adjusted for discontinued operations.
[5]Non-GAAP financial measure; see reconciliation to cash provided by operating activities on page 24.
[6]Non-GAAP financial measure; see reconciliation on page 25.
[7]Excludes minority interests.
[8]Includes special dividend of €4.25 per share.
[9]Market capitalization based on ordinary shares outstanding.



0.2 kWh for just the two of you

Financial Calendar

May 3, 2007	2007 Annual Shareholders Meeting
May 4, 2007	Dividend Payout
May 9, 2007	Interim Report January - March 2007
August 15, 2007	Interim Report January - June 2007
November 13, 2007	Interim Report January - September 2007
March 6, 2008	Release of 2007 Annual Report
April 30, 2008	2008 Annual Shareholders Meeting
May 2, 2008	Dividend Payout
May 14, 2008	Interim Report January - March 2008
August 13, 2008	Interim Report January - June 2008
November 12, 2008	Interim Report January - September 2008

For questions about attending the Annual Shareholders Meeting, contact:

Corporate Finance
E.ON AG
E.ON-Platz 1
40479 Düsseldorf

T +49 (211) 4579-210/-901
F +49 (211) 4579-331

For more information about E.ON, contact:

Corporate Communications
E.ON AG
E.ON-Platz 1
40479 Düsseldorf

T +49 (211) 4579-453
F +49 (211) 4579-566
info@eon.com
www.eon.com

Art Direction: **Lesmo**, Düsseldorf
Production: **Jung Produktion**, Düsseldorf
Typesetting & Lithography: **Addon Technical Solutions**, Düsseldorf
Printing: **Bachem**, Köln

Photography:
Mareike Foecking
Andreas Pohlmann, pages 11, 32 and 33
Rüdiger Nehmzow, page 32 (Dr. Bergmann)